Exhibit A

Response to Comment #1

COMMODITY FUTURES TRADING COMMISSION

RISK DISCLOSURE STATEMENT

YOU SHOULD CAREFULLY CONSIDER WHETHER YOUR FINANCIAL CONDITION PERMITS YOU TO PARTICIPATE IN A COMMODITY POOL. IN SO DOING, YOU SHOULD BE AWARE THAT FUTURES AND OPTIONS TRADING CAN QUICKLY LEAD TO LARGE LOSSES AS WELL AS GAINS. SUCH TRADING LOSSES CAN SHARPLY REDUCE THE NET ASSET VALUE OF THE POOL AND CONSEQUENTLY THE VALUE OF YOUR INTEREST IN THE POOL. IN ADDITION, RESTRICTIONS ON REDEMPTIONS MAY AFFECT YOUR ABILITY TO WITHDRAW YOUR PARTICIPATION IN THE POOL.

FURTHER, COMMODITY POOLS MAY BE SUBJECT TO SUBSTANTIAL CHARGES FOR MANAGEMENT, AND ADVISORY AND BROKERAGE FEES. IT MAY BE NECESSARY FOR THOSE POOLS THAT ARE SUBJECT TO THESE CHARGES TO MAKE SUBSTANTIAL TRADING PROFITS TO AVOID DEPLETION OR EXHAUSTION OF THEIR ASSETS. THIS DISCLOSURE DOCUMENT CONTAINS A COMPLETE DESCRIPTION OF EACH EXPENSE TO BE CHARGED THIS POOL AT PAGES 64 THROUGH 73 AS WELL AS IN THE APPENDICES ATTACHED TO THIS PROSPECTUS FOR EACH SERIES OF UNITS AND A STATEMENT OF THE PERCENTAGE RETURN NECESSARY TO BREAK EVEN, THAT IS, TO RECOVER THE AMOUNT OF YOUR INITIAL INVESTMENT, AT PAGES 19 THROUGH 20.

THIS BRIEF STATEMENT CANNOT DISCLOSE ALL THE RISKS AND OTHER FACTORS NECESSARY TO EVALUATE YOUR PARTICIPATION IN THIS COMMODITY POOL. THEREFORE, BEFORE YOU DECIDE TO PARTICIPATE IN THIS COMMODITY POOL, YOU SHOULD CAREFULLY STUDY THIS DISCLOSURE DOCUMENT, INCLUDING A DESCRIPTION OF THE PRINCIPAL RISK FACTORS OF THIS INVESTMENT AT PAGES 21 THROUGH 36.

YOU SHOULD ALSO BE AWARE THAT THIS COMMODITY POOL MAY TRADE FOREIGN FUTURES OR OPTIONS CONTRACTS. TRANSACTIONS ON MARKETS LOCATED OUTSIDE THE UNITED STATES, INCLUDING MARKETS FORMALLY LINKED TO A UNITED STATES MARKET, MAY BE SUBJECT TO REGULATIONS WHICH OFFER DIFFERENT OR DIMINISHED PROTECTION TO THE POOL AND ITS PARTICIPANTS. FURTHER, UNITED STATES REGULATORY AUTHORITIES MAY BE UNABLE TO COMPEL THE ENFORCEMENT OF THE RULES OF REGULATORY AUTHORITIES OR MARKETS IN NON UNITED STATES JURISDICTIONS WHERE TRANSACTIONS FOR THE POOL MAY BE EFFECTED.

The date of this prospectus is April 30, 2010.

SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. The remainder of this prospectus contains more detailed information; you should read the entire prospectus, including the appendix for each series, the Statement of Additional Information, all exhibits to the prospectus, and all documents incorporated herein by reference before deciding to invest in any series.

The Trust

The Frontier Fund is a Delaware statutory trust (formed on August 8, 2003) that is currently offering participation in four separate series. Each series engages in the speculative trading of a diversified portfolio of futures, forwards (including interbank foreign currencies) and swaps and options contracts and/or other derivative instruments. The purpose of each series is to seek capital appreciation while attempting to control risk and volatility. Equinox Fund Management, LLC, a commodity pool operator and the managing owner of the trust, allocates the assets of each series to a diverse group of experienced commodity trading advisors and/or, from time to time, may also enter into swaps or other derivative instruments with respect to certain reference trading programs. Units are available for subscription on each business day at the then current net asset value per unit. The trust has offered other series in the past and may offer new series in the future.

Since each series has a unique trading strategy, you should review the information relating to each series and its trading strategy *(see "Appendices to Part 1" for additional information regarding each series and its trading strategy).*

The trust will terminate on December 31, 2053 (unless terminated earlier in certain circumstances). *See "Summary of Agreements—Trust Agreement."* The principal offices of the trust and the managing owner are located at 1660 Lincoln Street, Suite 100, Denver, Colorado 80264, and their telephone number is (303) 837−0600. The trust and each series of the trust (except for the Frontier Dynamic Series) is a multi−advisor pool as defined in CFTC Rule 4.10(d)(2).

The Managing Owner

Equinox Fund Management, LLC is a limited liability company, which was formed in the state of Delaware in June 2003. The managing owner is the commodity pool operator of the trust and each series. The managing owner has been registered with the CFTC as a commodity pool operator since August 6, 2003, and has been a member of the NFA in such capacity since that date. The managing owner is ultimately responsible for the selection, retention and termination of the trading advisors on behalf of each series. The Bornhoft Group Corporation provides recommendations to the managing owner regarding the selection, retention and termination of trading advisors. The managing owner and The Bornhoft Group have a number of principals in common. *See "The Managing Owner."* The Bornhoft Group has been registered with the CFTC as a commodity pool operator and commodity trading advisor since January 26, 1987, and has been a member of the NFA since November 27, 1985.

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The managing owner will maintain a 1% interest in each series of the trust at all times. *See "The Managing Owner—Managing Owner's Commitments—Minimum Purchase Commitment" and "The Managing Owner—Managing Owner's Commitments—Net Worth Commitment."* The managing owner has agreed to accept liability for the obligations of each series that exceed that series' net assets.

The managing owner, with respect to each series, will:

- engage in the speculative trading of a diversified portfolio of futures, forwards (including interbank foreign currencies) and options contracts and/or other derivative instruments, including one or more swap contracts and may, from time to time, engage in cash and spot transactions;

- maintain a portion of such series' assets at the trust level for cash management;

- maintain separate, distinct records for each series, and account for its assets separately from the other series and the other trust assets; and

- calculate the net asset value of its units separately from the other series.

The Units

Each series is available in two classes. Class 1 (and in the case of the Frontier Long/Short Commodity Series, class 1a) units are subject to an initial service fee equal to up to 2.0% of the purchase price and, after the first year, an ongoing annual service fee of up to 2.0% of the net asset value of your units, which is payable either monthly or quarterly (as agreed with the selling agent). The initial service fee will be prepaid by the managing owner to the applicable selling agent and will be reimbursed by the applicable series over the first 12 months of your investment. *See "Fees and Expenses—Service Fees—Class 1 and Class 1a – Initial Service Fee."* Class 2 (and in the case of the Frontier Long/Short Commodity Series, class 2a) units are not subject to an initial service fee and will only be offered to investors who invest through approved selling agents who are separately compensated by the investor directly. Class 2 and 2a units may be subject to ongoing service fees for certain administrative services provided by the selling agents in an amount equal to 0.25% annually of the net asset value of each unit (an additional amount of up to 0.25% may be paid by the managing owner).

See "Fees and Expenses" for a description of all fees and expenses applicable to an investment in a series of the trust.

Class 1 and 1a units and class 2 and 2a units will be designated as class 3 or class 3a units, respectively, of such series, for administrative purposes as of any business day when the managing owner determines in its sole discretion that the service fee limit will be reached. The service fee limit applicable to each unit sold pursuant to this prospectus is reached upon the earlier of (i) the aggregate initial and ongoing service fees received by the selling agent with

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respect to such unit equals 9% of the purchase price of such unit or (ii) the aggregate underwriting compensation (determined in accordance with FINRA Rule 2310) paid in respect of such unit totals 10% of the purchase price of such unit. There are no service fees or redemption fees associated with the class 3 or 3a units.

Class 3 and 3a units are not offered directly to investors and have been registered, and will be maintained, under federal and state securities laws to administer the designation of class 1, 1a, 2 and 2a units that have reached the service fee limit as class 3 or 3a units. *See "Plan of Distribution."*

The percent return (and associated dollar amount) that your investment must earn in the indicated series, after taking into account estimated interest income, in order to break–even after one year is as follows (please see the "Break–Even Analysis" on page 19): Frontier Diversified Series: Class 1 – 4.60% ($46.00); Class 2 – 2.41% ($24.10); Class 3 – 2.16% ($21.60); Frontier Masters Series: Class 1 – 5.54% ($55.40); Class 2 – 3.60% ($36.00); Class 3 – 3.35% ($33.50); Frontier Long/Short Commodity Series: Class 1 – 5.21% ($52.10); Class 2 – 3.46% ($34.60); Class 3 – 3.21% ($32.10); Frontier Dynamic Series: Class 1 – 3.48% ($34.80); Class 2 – 1.73% ($17.30); Class 3 – 1.48% ($14.80).

The Series

The trust offers units in four separate series: Frontier Diversified Series, Frontier Masters Series, Frontier Long/Short Commodity Series and Frontier Dynamic Series. The trust has offered other series in the past and may offer new series and/or units in the future.

The trust allocates the assets of each series to one or more of the trading advisors described below through the use of one or more trading companies formed in the state of Delaware. The managing owner may appoint additional, replacement or substitute trading advisors, in its sole discretion, without notice to or the consent of investors. In addition, assets may be allocated to other or additional trading programs.

The actual allocation among trading advisors for each series will vary based upon the relative trading performance of the trading advisors, and the managing owner may otherwise vary such percentages from time to time in its sole discretion. Each series may permit its trading advisor(s) to trade assets allocated to it using notional equity (funds allocated to an account in excess of actual funds in the account); the percentage indicated with respect to a particular series below may vary significantly.

A portion of the assets of a series may be committed as initial margin for strategic investments in one or more swaps or other derivative instruments. Such swaps or other derivative instruments will be entered into by a trading company. Such trading company will not own any of the investments or indices referenced by any swap or other derivative instrument, and the trading advisors of the reference programs will not be trading advisors to the trading company or the

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related series. Although the series will not be directly invested in any fund or program with respect to a swap or other derivative instrument, the assets of such series are subject to the credit risk of the counterparty with respect to any swap or other derivative instrument. *See "Risk Factors—Risks Relating to Trading and the Markets—OTC Transactions Are Subject to Little, if Any, Regulation and May Be Subject to the Risk of Counterparty Default."*

You should review the appendix for each series in Part 1 for additional information.

Frontier Diversified Series

The current major commodity trading advisors for the Frontier Diversified Series are:

- Cantab Capital Partners LLP;
- Graham Capital Management, L.P.;
- Quantitative Investment Management, LLC;
- QuantMetrics Capital Management LLP;
- Tiverton Trading, Inc.; and
- Winton Capital Management Ltd.

The managing owner anticipates that between 10% and 15% of the assets of the Frontier Diversified Series will be allocated to each of the major commodity trading advisors. Less than 10% of the assets of the Frontier Diversified Series will be allocated to one or more non—major commodity trading advisors.

The Frontier Diversified Series will generally employ notional equity up to 140% of the net asset value of the Frontier Diversified Series in allocating to the selected trading programs, although notional equity may exceed this amount from time to time.

A portion of the assets of the Frontier Diversified Series may be committed as initial margin for strategic investments in one or more swaps and other derivative instruments, including a swap that references the performance of a fund managed by Transtrend B.V. pursuant to its Diversified Trend Program—Enhanced Risk/USD.

See the appendix for the Frontier Diversified Series attached to Part I of this prospectus for more information regarding the Frontier Diversified Series.

Frontier Masters Series

The current major commodity trading advisors for the Frontier Masters Series are:

- Cantab Capital Partners LLP;
- Tiverton Trading, Inc.; and
- Winton Capital Management Ltd.

The managing owner anticipates that approximately 25% of the assets of the Frontier Masters Series will be allocated to each of the major commodity trading advisors.

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The Frontier Masters Series will generally employ notional equity up to 125% of the net asset value of the Frontier Masters Series in allocating to the selected trading programs, although notional equity may exceed this amount from time to time.

A portion of the assets of the Frontier Masters Series may be committed as initial margin for strategic investments in one or more swaps and other derivative instruments, currently including a swap that references the performance of a fund managed by Transtrend pursuant to its Diversified Trend Program—Enhanced Risk/USD.

See the appendix for the Frontier Masters Series attached to Part I of this prospectus for more information regarding the Frontier Masters Series.

Frontier Long/Short Commodity Series

The current major commodity trading advisors for the Frontier Long/Short Commodity Series are:

- Beach Horizon LLP;
- Global Advisors (Jersey) Limited;
- Mesirow Financial Commodities Management, LLC;
- Red Oak Commodity Advisors, Inc.;
- Rosetta Capital Management, LLC; and
- Skyline Management, Inc.

The managing owner anticipates that between 10% and 20% of the assets of the Frontier Long/Short Commodity Series will be allocated to each of the major commodity trading advisors. Less than 10% of the assets of the Frontier Long/Short Commodity Series will be allocated to one or more non-major commodity trading advisors.

The Frontier Long/Short Commodity Series will generally employ notional equity up to 140% of the net asset value of the Frontier Long/Short Commodity Series in allocating to the selected trading programs, although notional equity may exceed this amount from time to time.

See the appendix for the Frontier Long/Short Commodity Series attached to Part I of this prospectus for more information regarding the Frontier Long/Short Commodity Series.

Frontier Dynamic Series

The assets of the Frontier Dynamic Series are committed as initial margin for strategic investments in one or more swaps which reference the performance of one or more managed futures programs selected by the managing owner. The allocations among the managed futures programs referenced by the swaps will be reviewed, and may be modified, on a monthly basis, utilizing a constrained optimization procedure intending to maximize the expected rate of return and minimize drawdowns on the portfolio. In general, the managing owner anticipates that the exposure of the assets of the Frontier Dynamic Series to any one reference program typically will not exceed 25% of the assets of the Frontier Dynamic Series.

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The Frontier Dynamic Series may employ notional equity of up to 150% of the net asset value of the Frontier Dynamic Series. Depending upon the algorithms that direct the allocations among the managed futures programs in the Frontier Dynamic Series, de–levering could occur down to 67% of the assets allocable to the Frontier Dynamic Series. Other or additional trading programs also may be referenced in the future.

Although the series will not be directly invested in any fund or program with respect to a swap or other derivative instrument, the assets of such series are subject to the credit risk of the counterparty with respect to any swap or other derivative instrument. Investment decisions with respect to swaps or other derivative instruments will be made by the managing owner.

The Frontier Dynamic Series utilizes swaps to obtain exposure to the reference programs or funds managed by the following commodity trading advisors, in the indicated trading program:

- FX Concepts Inc. (Global Currency Program);

- Graham Capital Management, L.P. (K4D–10 Program);

- Harmonic Capital Partners LLP (Currency Program);

- Quantitative Investment Management, LLC (Global Program);

- Transtrend B.V. (Diversified Trend Program—Enhanced Risk/USD); and

- Winton Capital Management Ltd. (Diversified Program).

See the appendix for the Frontier Dynamic Series attached to Part I of this prospectus for more information regarding the Frontier Dynamic Series.

Investment Risks

Units of each series are speculative securities and you could lose all or substantially all of your investment in a series. In particular, you should be aware that:

- Past performance is not necessarily indicative of futures results.

- Futures, forwards and options trading is speculative, volatile and highly leveraged. Due to the volatile nature of the commodities markets and the high degree of leverage to be employed by the trust, a relatively small change in the price of a contract can cause significant losses for a series.

- There is no secondary market for the units and the transfer of units is restricted. If you redeem all or a portion of your class 1 or 1a units before the end of 12 full months following your purchase, you will be charged a redemption fee of up to 2.0% of the purchase price of the units being redeemed.

- The incentive nature of the compensation to be paid to the trading advisors may encourage the trading advisors to take riskier or more speculative positions.

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- Each of the trust's series relies on its trading advisors for success.

- Your annual tax liability may exceed cash distributions to you.

- Each series is subject to substantial charges. You will sustain losses if the series is unable to generate sufficient trading profits to offset its fees and expenses. We estimate that each series will have to achieve minimum net trading profits and interest income ranging from 1.48% to 5.54% (with the specific percentage varying from series to series) each year for investors in units of such series to break—even on their investments. *See "Break—Even Analysis" on page 19.*

- You will have limited voting rights and no control over the trust's business.

- Actual and potential conflicts of interest exist among the managing owner and the trading advisors. Other conflicts of interest may exist as well. *See "Actual and Potential Conflicts of Interests."*

The Trading Companies

The trust allocates assets of each series to trading advisors through the use of one or more trading companies. The trading companies are limited liability companies formed in Delaware. The assets of each trading company are segregated from each other trading company. Each trading company will have one—year renewable contracts with one or more independent commodity trading advisors that will manage all or a portion of such trading company's assets and make the trading decisions with respect to the assets of each series invested in such trading company. Certain trading companies may invest their assets in other trading companies in which investors other than the trust may also invest. Some trading companies will enter into swaps or other derivative instruments with independent counterparties as determined by the managing owner. Each trading company is either managed by the managing owner of the trust or The Bornhoft Group. *See "Organizational Charts."*

The Trustee

Wilmington Trust Company, a Delaware banking corporation, serves as the trust's trustee. The trustee delegated to the managing owner all of the power and authority to manage the business and affairs of the trust and has only nominal duties (such as accepting service of legal process on behalf of the trust and making filings under the Delaware Statutory Trust Act) and liabilities to the trust.

The Clearing Brokers

UBS Securities LLC and Newedge USA, LLC, act as futures clearing brokers for certain of the trading companies. Deutsche Bank AG London and Newedge Alternative Strategies, Inc. serve as the foreign exchange counterparties (the FX Counterparties) for those trading companies that trade over—the—counter (OTC) foreign currencies. The futures clearing brokers and the FX Counterparties are collectively referred to as the clearing brokers. The clearing brokers will execute and clear the futures, options and OTC foreign currency transactions, as applicable, and perform certain administrative services for each trading company.

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The Selling Agents

Bornhoft Group Securities Corporation, an affiliate of the managing owner, is a selling agent of the trust. The managing owner may also appoint other broker-dealers that are registered under the Securities Exchange Act of 1934, as amended, and are members of FINRA as selling agents to assist in the marketing and sales of units. The selling agents are not required to sell any specific number or dollar amount of units but will use their best efforts to sell the units offered.

Liabilities You Assume

You cannot lose more than your investment in any series in which you invest, and you will not be subject to the losses or liabilities of any series in which you have not invested. We have received an opinion of counsel that each series shall be entitled to the benefits of the limitation on interseries liability set forth in Section 3804(a) of the Trust Act. *See "Summary of Agreements—Trust Agreement—Liabilities" for a more complete explanation.*

Limitation of Liabilities

The debts, liabilities, obligations, claims and expenses of a particular series will be enforceable against the assets of such series only, and not against the assets of the trust generally or the assets of any other series.

Who May Subscribe

An investment in the trust is speculative and involves a high degree of risk. The trust is not suitable for all investors. An investment in the trust should represent only a limited portion of your overall portfolio. To subscribe in the units of any series:

- You must have at a minimum (1) a net worth (exclusive of your home, home furnishings and automobiles) of at least $250,000 or (2) a net worth (exclusive of your home, home furnishings and automobiles) of at least $70,000 and an annual gross income of at least $70,000. A significant number of states impose substantially higher suitability standards than the minimums described above. Before investing, you should review the minimum suitability requirements for your state of residence which are described in "**State Suitability Requirements**" in "**SUBSCRIPTION INFORMATION**" attached to this prospectus as Exhibit B. These suitability requirements are regulatory minimums only. Just because you meet such requirements does not mean that an investment in the units is a suitable investment for you.

- You may not invest more than 10% of your net worth (exclusive of your home, furnishings and automobiles) in any series or combination of series.

- IRAs, Keogh plans covering no common law employees and employee benefit plans not subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), may not invest more than 10% of the subscriber's and their participants' net worth (exclusive of home, home furnishings and automobiles) in any series or combination of series.

- Employee benefit plans subject to ERISA are subject to special suitability requirements and may not invest more than 10% of their assets in any series or combination of series.

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See "Who May Subscribe" beginning on page 74 of the prospectus.

Minimum Subscription Amounts

The minimum initial subscription in any one series is $1,000. If you are a Plan (including an IRA), an employee or family member of an employee of the managing owner or its affiliates, or a charitable organization, you have no minimum initial subscription requirements and are able to invest a lesser amount.

Existing limited owners may purchase additional units in increments of $100, or, if you are a Plan (including an IRA), an employee or family member of an employee of the managing owner or its affiliates, or a charitable organization, you have no minimum initial subscription requirements and are able to invest a lesser amount.

If you are a resident of Texas, then your minimum initial subscription requirement is $5,000, or, if you are a Plan, an employee or family member of an employee of the managing owner or its affiliates, or a charitable organization, then your minimum initial subscription requirement is $1,000.

How to Subscribe

To subscribe for units you will be required to complete a subscription agreement. Any subscription may be rejected by the managing owner for any reason in its sole discretion.

Subscription Effective Dates

The effective date of your subscription will generally be two business days after the day on which your subscription agreement or exchange request is received by the managing owner. A subscription agreement or exchange request received by the managing owner after 4:00 PM Eastern Standard Time will be deemed to be received on the immediately following business day. Business day means a day other than a Saturday, Sunday or other day when banks and/or securities exchanges in the city of New York or the city of Wilmington are authorized or obligated by law to close. The managing owner in its sole and absolute discretion may change such notice requirement upon written notice to you.

Transfer of Units

The trust agreement restricts the transferability and assignability of the units. There is not now, nor is there expected to be, a secondary trading market for the units.

Exchange Privilege

You may exchange your units of a series for units of another series. Class 1 units in any one series may only be exchanged for class 1 units in any other offered series; similarly, class 2 units in any one series may only be exchanged for class 2 units in any other offered series. You will be allowed to exchange your units in one series for units of another series only if units of the series being exchanged into are currently being offered for sale, are registered for sale in your state and only if there are a sufficient number of registered units of the series being exchanged into. Please confirm availability of a series prior to requesting an exchange. An exchange of units will be treated as a redemption of units of one series (with the related tax consequences) and the immediate purchase of units of another series. *See "U.S. Federal Income Tax Consequences."* No redemption fees or initial services fees will be charged with respect to exchanged

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units. Upon any exchange, each unit being purchased (exchanged into) will be subject to annual ongoing service fees as described above in "The Units" and such new units will be subject to a new service fee limit determined without regard to the amount of service fees previously charged with respect to your redeemed (exchanged out of) units.

Exchanges are made at the applicable series' then-current net asset value per unit at the close of business on each day immediately preceding the day on which your exchange will become effective. An exchange will be effective on the day which occurs at least two business days after the managing owner receives your exchange request. An exchange request received by the managing owner after 4:00 PM Eastern Time on any business day will be deemed to be received on the immediately following business day for purposes of the foregoing. The managing owner, in its sole and absolute discretion, may change such requirements. The managing owner, in its sole and absolute discretion, may reject any exchange request. *See* *"Summary of Agreements—Trust Agreement—Exchange Privilege."*

Redemptions

You may redeem your units in whole or in part, on a daily basis. Your units will be redeemed one business day after the managing owner's receipt of your redemption request. A request for redemption received by the managing owner after 4:00 PM Eastern Time on any business day will be deemed to be received on the immediately following business day. The managing owner, in its sole and absolute discretion, may change such notice requirement. Redemptions are made at the applicable series' then-current net asset value per unit on the business day following the receipt of your redemption request. If you redeem all or a portion of your class 1 or 1a units on or before the end of 12 full months following the purchase of such units being redeemed, you will be charged a redemption fee of up to 2.0% of the purchase price of any units redeemed to reimburse the managing owner for the then-unamortized balance of the prepaid initial service fee. Redemption fees will be paid to the managing owner. *See* *"Summary of Agreements—Trust Agreement—Redemption of Units."*

Distributions

The managing owner does not currently intend to make any distributions of profits.

Income Tax Consequences

We have obtained an opinion of counsel to the effect that either the trust or each of its series will be treated as a partnership for U.S. federal, or federal, income tax purposes and, assuming that at least 90% of the gross income of each series has always constituted, and will continue to constitute, "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code of 1986, as amended, or the Code, neither the trust nor any series will be a publicly traded partnership treated as a corporation. *See "U.S. Federal Income Tax Consequences—The Tax Status of the Trust and the Series."*

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As long as the trust or each series is treated as a partnership for federal income tax purposes, neither the trust nor any series will be subject to federal income tax. Instead, as a limited owner, you generally will be taxed on an amount equal to your allocable share of the income generated by the series in which you have purchased units (whether or not any cash is distributed to you). Your ability to deduct losses and expenses allocated to you may be subject to significant limitations. Special tax risks apply with respect to tax-exempt limited owners, foreign investors and others. The tax laws applicable to the trust and an investment in units of each series are subject to change and to differing interpretations. *For a more complete discussion of tax risks relating to this investment, see "Risk Factors—Taxation and ERISA Risks."* We urge you to consult your own tax advisor regarding the federal, state, local and foreign income tax consequences to you of the purchase, ownership, and disposition of units in light of your individual tax circumstances, and of the effects of possible changes in the tax laws.

Important Information About This Prospectus

This prospectus is part of a registration statement that was filed with the SEC on behalf of the trust by its managing owner. Before purchasing any units, you should carefully read this prospectus, together with the additional information incorporated by reference into this prospectus, including financial statement information, as described under the heading "Incorporation of Certain Information by Reference," and information described under the heading "Where You Can Find More Information."

You should assume that the information appearing in this prospectus, as well as information that was previously filed with the SEC and incorporated by reference hereto, is accurate as of the date of such document. You should be aware that each series' performance information, financial condition and results of operations may have changed since that date.

Incorporation of Certain Information by Reference

The SEC allows the trust and each series to "incorporate by reference" into this prospectus certain information that it has filed with the SEC. This means that the trust and each series can disclose important information to you by referring you to those documents without restating that information in this prospectus. The information incorporated by reference into this prospectus is considered to be part of this prospectus. We incorporate by reference into this prospectus the documents listed below, including their exhibits, except to the extent information in those documents differs from information contained in this prospectus:

- The trust's (and each series of the trust's) Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the SEC on March 22, 2010; and

- The trust's (and each series of the trust's) current report on Form 8-K filed on March 22, 2010.

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We will provide to any person to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus contained in the registration statement, but not delivered with this prospectus. We will provide this information upon written or oral request and at no cost to the requester. You may request this information by contacting the managing owner at: Equinox Fund Management, LLC, 1660 Lincoln Street, Suite 100, Denver, Colorado 80269; Attention: Investor Relations, or by calling (303) 837–0600. You may also access these documents at the managing owner's website at http://www.thefrontierfund.com.

Where You Can Find More Information

The trust filed its registration statement relating to this offering of units with the SEC. This prospectus is part of the registration statement, but the registration statement includes additional information. You may read and copy any of the materials the trust has filed with the SEC at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. For further information on the Public Reference Room, please call the SEC at 1–800–SEC–0330. These materials are also available to the public from the SEC's website at http://www.sec.gov.

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Table of Contents

Managing Owner Fees and Expenses

Organizational and offering expenses

The managing owner is responsible for the payment of all of the ordinary expenses (including organizational costs, accounting, auditing, legal and routine operational and administrative expenses) associated with the organization of the trust and the offering of each series of units (except for any initial service fee) without reimbursement from any series, except that each series will reimburse the managing owner over the first 12 months for initial services fees advanced by it on behalf of the series to the selling agent. Initial and/or ongoing account start-up, platform access, account maintenance, and technology fees and expense reimbursements to certain selling agents will also be paid by the managing owner without reimbursement from any series.

Certain selling agents may be paid customary ongoing service fees for certain administrative services of up to 0.50% annually of the net asset value of the class 2 and 2a units of each series sold pursuant to this prospectus (of which 0.25% will be charged to holders of class 2 and 2a units).

Redemptions Fees

Investors who redeem all or a portion of their class 1 or 1a units during the first 12 months following the effective date of their purchase will be subject to a redemption fee of up to 2.0% of the purchase price of any units redeemed to reimburse the managing owner for the then–unamortized balance of the prepaid initial service fee relating to such units. There are no initial service fees or redemption fees associated with the class 2, 2a, 3 or 3a units.

Organizational Charts

The following organizational charts showing the relationship among the various series, trading companies, and trading advisors involved with this offering. The particular trading companies in which the assets of each series are invested may vary from time to time.

Frontier Diversified Series


Commission Class
Wrap Account Class
Frontier Diversified Series
Frontier Trading Company I LLC
Frontier Trading Company V LLC
Frontier Trading Company IX, LLC
Frontier Trading Company X, LLC
Frontier Trading Company XV, LLC
Winton Capital Management Ltd.
Graham Capital Management, L.P.
Non-Major Commodity Trading Advisors
Tiverton Trading, Inc.
Quantitative Investment Management, LLC
Quantitative Capital Management LLP
Transtrend B.V.
UBS Securities LLC
Newedge USA, LLC
Deutsche Bank AG London
Wilmington Trust Company
Equinox Fund Management, LLC

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Frontier Masters Series


Investor
Commission Class
Wrap Account Class
Frontier Masters Series
Frontier Trading Company II LLC
Frontier Trading Company XI, LLC
Frontier Trading Company XIV, LLC
Frontier Trading Company XV, LLC
Major Reference Program: Transtrend B.V.
Tiverton Trading, Inc.
Cantab Capital Partners, LLP
Winton Capital Management Ltd.
Clearing Brokers:
UBS Securities LLC
Newedge USA, LLC
FX Counterparties:
Newedge Alternative Strategies, Inc.
Deutsche Bank AG London
Trustee:
Wilmington Trust Company
Manager of each Trading Company:
Equinox Fund Management, LLC

Table of Contents

Frontier Long/Short Commodity Series



Investor
Commission Class
Wrap Account Class
Frontier Long/Short Commodity Series
Frontier Trading Company I LLC
Frontier Trading Company VII, LLC
Beach Horizon, LLP
Global Advisors (Jersey) Limited
Mesirow Financial Commodities Management, LLC
Red Oak Commodity Advisors, Inc.
Rosetta Capital Management, LLC
Skyline Management, Inc.
Clearing Brokers:
Newedge USA, LLC
UBS Securities LLC
FX Counterparties:
Newedge Alternative Strategies, Inc.
Deutsche Bank AG London
Trustee:
Wilmington Trust Company
Manager of each Trading Company:
Equinox Fund Management, LLC

Frontier Dynamic Series


Investor
Commission Class
Wrap Account Class
Frontier Dynamic Series
Frontier Trading Company XII, LLC
Major Reference Programs:
FX Concepts, Inc.
Graham Capital Management, L.P.
Harmonic Capital Program
Quantitative Investment Management, LLC
Transtrend B.V.
Winton Capital Management Ltd.
Clearing Brokers:
UBS Securities LLC
Newedge USA, LLC
FX Counterparties:
Newedge Alternative Strategies, Inc.
Deutsche Bank AG London
Trustee:
Wilmington Trust Company
Manager of each Trading Company:
Equinox Fund Management, LLC

Footnote to the Organizational Charts:

Each series (through investment in one or more trading companies) may also allocate some portion of its assets (in any case, less than 10% of the assets of the series) to non−major commodity trading advisors.

18

RISK FACTORS

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This section includes some of the principal risk factors that you will face if you invest in any series of the trust. All trading activities take place at the trading company level, but since the trust invests substantially all of the assets of each series in one or more trading companies, each of the risks applicable to the trading companies flows through to the series.

You should carefully consider the risks and uncertainties described below, as well as all of the other information included in this prospectus, before you decide whether to purchase units in any series of the trust. **The units in each series are highly speculative and involve a high degree of risk. You should not invest in the units unless you can afford to lose all of your investment.**

Risks Relating to the Trust and the Offering of Units

Possible Total Loss of an Investment in the Trust.

You could lose all or substantially all of your investment in any series of the trust. Neither the trust nor the trust's trading advisors have any ability to control or predict market conditions. The investment approach utilized on behalf of each series of the trust may not be successful, and there is no guarantee that the strategies employed by each series will be successful. Additionally, the trust is not guaranteed as to principal, so you are not assured of any minimum return. Therefore, you could lose your entire investment (including any undistributed profits) in addition to losing the use of your subscription funds for the period you maintain an investment in any series.

Limited Operating History.

Each series of the trust has a limited operating history. Although past performance is not necessarily indicative of future results, if any of these series had a longer performance history, such performance history might provide you with more information on which to base your investment decision.

You Should Not Rely on Past Performance of the Managing Owner or the Trading Advisors in Deciding to Purchase Units in Any Series.

The performance of any series of the trust is entirely unpredictable, and the past performance of other entities managed by the managing owner and the trading advisors is not necessarily indicative of a series' or a trading companies' future results. No assurance can be given that the managing owner will succeed in meeting the investment objectives of any series. The managing owner believes that the past performance of the trading advisors may be of interest to prospective investors, but encourages you to look at such information as an example of the respective objectives of the managing owner and each trading advisor rather than as any indication that the investment objectives of any series will be achieved. Past performance is not indicative of future results.

Neither the Trust nor any of the Trading Companies is a Registered Investment Company.

Neither the trust nor any of the trading companies is an investment company subject to the Investment Company Act. Accordingly, you do not have the protections afforded by that statute. For example, the Investment Company Act requires investment companies to have a majority of disinterested directors and regulates the relationship between the investment company and its investment adviser.

You Should Not Rely on Past Performance of Any Series in Deciding to Purchase Units in any Other Series.

You and other investors will invest in different series with different trading strategies. Each series' assets are valued and accounted for separately from every other series. Consequently, the past performance of one series has no bearing on the past performance of another series. You should not, for example, consider the Frontier Diversified Series' past performance in deciding whether to invest in any other series.

21

Certain Restrictions on Redemption and Transfer of the Units Will Apply.

Investors may redeem units daily on one business day notice, but certain restrictions on redemption and transfer will apply. For example, if you invest in class 1 or 1a units and redeem all or a portion of such units on or before the end of the 12 full months following the purchase of such units, you will be charged a redemption fee of up to 2.0% of the purchase price of any such units being redeemed. Also, transfers of units are permitted only with the prior written consent of the managing owner and provided that conditions specified in the trust agreement are satisfied. There is no secondary market for the units and none is expected to develop.

Redemptions May Be Temporarily Suspended.

The managing owner may temporarily suspend any redemption for some or all of the series for up to 30 days if the effect of the redemption, either alone or in conjunction with other redemptions, would be to impair the trust's ability to operate in pursuit of its objectives (for example, if the managing owner believes a redemption, if allowed, would materially advantage one investor over another investor). The managing owner anticipates suspending redemptions only under extreme circumstances, such as a natural disaster, force majeure, act of war, terrorism or other event which results in the closure of financial markets. During any suspension of redemptions, a redeeming limited owner invested in a series for which redemptions were suspended would remain subject to market risk with respect to such series.

An Unanticipated Number of Redemption Requests over a Short Period of Time Could Result in Losses.

Substantial redemptions of units could require a series to liquidate investments more rapidly than otherwise desirable in order to raise the necessary cash to fund the redemptions, which could result in losses. Illiquidity in the markets could make it difficult to liquidate positions on favorable terms, which could result in additional losses. It may also be difficult for the series to achieve a market position appropriately reflecting a smaller equity base.

Reserves for Contingent Liabilities May Be Established Upon Redemption, and the Trust May Withhold a Portion of Your Redemption Amount.

When you redeem your units, the trust may find it necessary to set up a reserve for undetermined or contingent liabilities and withhold a certain portion of your redemption amount. This could occur, for example, (i) if some of the positions of the series in which you were invested were illiquid, (ii) if there are any assets which cannot be properly valued on the redemption date, or (iii) if there is any pending transaction or claim by or against the trust involving or which may affect your capital account or your obligations.

You Will Not Be Able to Purchase Class 2 or Class 2a Units Unless You Have a Particular Relationship With a Selling Agent.

In order to purchase class 2 units or class 2a units of any series, you must have an arrangement with a selling agent where you directly compensate such selling agent for services rendered in connection with investments, including an investment in the trust (this type of arrangement is commonly referred to as a "wrap–account"). If you do not have such an arrangement with a selling agent, then you will only be able to purchase class 1 or 1a units in any series, which will result in you being charged higher service fees. Whether you have such an arrangement with a selling agent will depend on your relationship with such selling agent. Neither the trust nor the managing owner has any control over the type of arrangement you have with a selling agent.

You Have Limited Rights, and You Cannot Prevent the Trust from Taking Actions Which Could Cause Losses.

You will exercise no control over the trust's day–to–day business. Therefore, the trust will take certain actions and enter into certain transactions or agreements without your approval. For example, the trust may retain

22

recently amended its regulations relating to the disclosure, recordkeeping and reporting obligations affecting CPOs. These regulations, as adopted, among other things, streamline the disclosure documents and increase from six to nine months the time period after which such documents must be updated.

United States Commodity Exchanges

United States commodity exchanges are given certain latitude in promulgating rules and regulations to control and regulate their members and clearing houses, as well as the trading conducted on their floors. Examples of current regulations by an exchange include establishment of initial and maintenance margin levels, size of trading units, daily price fluctuation limits and other contract specifications. Except for those rules relating to margins, all exchange rules and regulations relating to terms and conditions of contracts of sale or to other trading requirements currently must be reviewed and approved by the CFTC.

National Futures Association

Substantially all CPOs, CTAs, futures commission merchants, introducing brokers and their associated persons are members or associated members of the NFA. The NFA's principal regulatory operations include (i) auditing the financial condition of futures commission merchants, introducing brokers, CPOs and CTAs; (ii) arbitrating commodity futures disputes between customers and NFA members; (iii) conducting disciplinary proceedings; and (iv) registering futures commission merchants, CPOs, CTAs, introducing brokers and their respective associated persons, and floor brokers.

The regulation of commodities transactions in the United States is a rapidly changing area of law and the various regulatory procedures described herein are subject to modification by United States Congressional action, changes in CFTC rules and amendments to exchange regulations and NFA regulations.

SAI-16

Trend Following

Trend–following advisors try to take advantage of major price movements, in contrast with traders who focus on making many small profits on short–term trades or through relative value positions. Trend–following traders assume that most of their trades will be unprofitable. They look for a few large profits from big trends. During periods with no major price movements, a trend–following trading manager is likely to have big losses.

Risk Control Techniques

Trading managers often adopt risk management principles. Such principles typically restrict the size or positions taken as well as establishing stop–loss points at which losing positions must be liquidated. No risk control technique can assure that big losses will be avoided.

The programs used by each series' trading advisors are technical, systematic and trend–following. See the appendix for each Series attached to this prospectus.

Managed Futures

A review of the above alerts an investor to the fact that futures trading requires knowledge and expertise. It is for this reason that managed futures have increased significantly over time.

Regulation of Markets

Commodity Exchange Act

The United States Congress enacted the CE Act to regulate trading in commodities, the exchanges on which they are traded, the individual brokers who are members of such exchanges, and commodity professionals and commodity brokerage houses that trade in these commodities in the United States.

Commodity Futures Trading Commission

The CFTC is an independent governmental agency that administers the CE Act and is authorized to promulgate rules thereunder. A function of the CFTC is to implement the objectives of the CE Act in preventing price manipulation and excessive speculation and to promote orderly and efficient commodity futures markets. The CFTC has adopted regulations covering, among other things, (a) the designation of contract markets; (b) the monitoring of United States commodity exchange rules; (c) the establishment of speculative position limits; (d) the registration of commodity brokers and brokerage houses, floor brokers, introducing brokers, leverage transaction merchants, CTAs, CPOs and their principal employees engaged in non–clerical commodities activities (associated persons); and (e) the segregation of customers' funds and recordkeeping by, and minimum financial requirements and periodic audits of, such registered commodity brokerage houses and professionals. Under the CE Act, the CFTC is empowered, among other things, to (i) hear and adjudicate complaints of any person (*e.g.*, a limited owner) against all individuals and firms registered or subject to registration under the CE Act (reparations), (ii) seek injunctions and restraining orders, (iii) issue orders to cease and desist, (iv) initiate disciplinary proceedings, (v) revoke, suspend or not renew registrations and (vi) levy substantial fines. The CE Act also provides for certain other private rights of action and the possibility of imprisonment for violations.

The CFTC has adopted extensive regulations affecting CPOs (such as the managing owner) and CTAs (such as the trading advisors) and their associated persons which, among other things, require the giving of disclosure documents to new customers and the retention of current trading and other records, prohibit pool operators from commingling pool assets with those of the operators or their other customers and require pool operators to provide their customers with periodic account statements and an annual report. Upon request by the CFTC, the managing owner also will furnish the CFTC with the names and addresses of the limited owners, along with copies of all transactions with, and reports and other communications to, the limited owners. The CFTC has

When a position is established, initial margin is deposited. On most exchanges, at the close of each trading day, variation margin, representing the unrealized gain or loss on the open positions, is either credited to or debited from a trader's account. If variation margin payments cause a trader's initial margin to fall below maintenance margin levels, a margin call is made, requiring the trader to deposit additional margin or have his position closed out.

We expect each Series to trade on a number of foreign commodity exchanges. Foreign commodity exchanges differ in certain respects from their United States counterparts.

No United States agency regulates futures trading on exchanges outside of the United States, which generally involve forward contracts with banks or transactions in physical commodities generally. No regulatory scheme currently exists in relation to the foreign currency forward market, except for regulation of general banking activities and exchange controls in the various jurisdictions where trading occurs or in which the currency originates.

Some foreign exchanges also have no position limits, with each dealer establishing the size of the positions it will permit traders to hold. To the extent that any Series engages in transactions on foreign exchanges, it will be subject to the risk of fluctuations in the exchange rate between the native currencies of any foreign exchange on which it trades and the United States dollar (which risks may be hedged) and the possibility that exchange controls could be imposed in the future.

There is no limitation on daily price moves on forward contracts in foreign currencies traded through banks, brokers or dealers. While margin calls are not required by foreign exchanges, the clearing brokers may be subject to daily margin calls in foreign markets.

Trading Methods

Managed futures strategies are generally classified as either (i) technical or fundamental or (ii) systematic or discretionary.

Technical and Fundamental Analysis

Technical analysis operates on the theory that market prices, momentum and patterns at any given point in time reflect all known factors affecting the supply and demand for a particular commodity. Consequently, technical analysis focuses on market data as the most effective means of attempting to predict future prices.

Fundamental analysis, in contrast, focuses on the study of factors external to the markets, for example: weather, the economy of a particular country, government policies, domestic and foreign political and economic events, and changing trade prospects. Fundamental analysis assumes that markets are imperfect and that market mispricings can be identified.

Systematic and Discretionary Trading Approaches

A systematic trader relies on trading programs or models to generate trading signals. Discretionary traders make trading decisions of the basis of their own judgment.

Each approach involves inherent risks. For example, systematic traders may incur substantial losses when fundamental or unexpected forces dominate the markets, while discretionary traders may overlook price trends which would have been signaled by a system.

SAI-14

THE FUTURES MARKETS

Futures and Forward Contracts

Futures contracts in the United States can be traded only on approved exchanges and call for the future delivery of various commodities. These contractual obligations may be satisfied either by taking or making physical delivery or by making an offsetting sale or purchase of a futures contract on the same exchange. In certain instances, the S&P 500 contract for example, delivery is made through a cash settlement.

Forward currency contracts are traded off–exchange through banks or dealers. In such instances, the bank or dealer generally acts as principal in the transaction and charges bid–ask spreads.

Futures and forward trading is a zero–sum risk transfer economic activity. For every gain, there is an equal and offsetting loss.

Options on Futures Contracts

An option on a futures contract gives the purchaser of the option the right but not the obligation to take a position at a specified price (the striking, strike or exercise price) in a futures contract. A call option gives the purchaser the right to buy the underlying futures contract, and the purchaser of a put option acquires the right to take a sell position in the underlying contract. The purchase price of an option is referred to as its premium. The seller (or writer) of an option is obligated to take a position at a specified price opposite to the option buyer if the option is exercised. Thus, in the case of a call option, the seller must be prepared to sell the underlying futures contract at the strike price if the buyer should exercise the option. A seller of a put option, on the other hand, stands ready to buy the underlying futures contract at the strike price.

A call option on a futures contract is said to be in–the–money if the strike price is below current market levels and out–of–the–money if that price is above market. Similarly, a put option on a futures contract is said to be in–the–money if the strike price is above current market levels and out–of–the–money if the strike price is below current market levels.

Hedgers and Speculators

The two broad classifications of persons who trade futures are hedgers and speculators. Hedging is designed to minimize the losses that may occur because of price changes, for example, between the time a producer contracts to sell a commodity and the time of delivery. The futures and forward markets enable the hedger to shift the risk of price changes to the speculator. The speculator risks capital with the hope of making profits from such changes. Speculators, such as the Trust, rarely take delivery of the physical commodity but rather close out their futures positions through offsetting futures contracts.

Exchanges; Position and Daily Limits; Margins

Each of the commodity exchanges in the United States has an associated clearinghouse. Once trades made between members of an exchange have been cleared, each clearing broker looks only to the clearinghouse for all payments in respect of such broker's open positions. The clearinghouse "guarantee" of performance on open positions does not run to customers. If a member firm goes bankrupt, customers could lose money.

The CFTC and the United States exchanges have established "speculative position limits" on the maximum positions that each trading advisor may hold or control in futures contracts on certain commodities.

Most United States exchanges limit the maximum change in futures prices during any single trading day. Once the daily limit has been reached, it becomes very difficult to execute trades. Because these limits apply on a day–to–day basis, they do not limit ultimate losses, but may reduce or eliminate liquidity.

SAI–13

Table of Contents

PAST PERFORMANCE OF HARMONIC

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Harmonic Currency Program

Month	2010	2009	2008	2007	2006	2005
January	−2.22%	0.80%	−2.12%	−4.01%	0.61%	3.93%
February		−1.80%	1.04%	2.33%	2.63%	2.34%
March		−2.07%	−0.11%	6.09%	−3.23%	−2.35%
April		1.83%	1.75%	9.74%	−0.01%	3.65%
May		1.84%	2.60%	0.85%	−6.05%	−0.27%
June		(2.13%)	3.17%	3.33%	−5.79%	4.40%
July		3.43%	3.41%	−6.31%	−0.63%	−2.24%
August		1.59%	−1.04%	−9.77%	4.34%	−4.00%
September		4.66%	0.32%	5.59%	4.03%	4.79%
October		1.76%	−3.21%	3.95%	3.78%	1.01%
November		1.74%	0.24%	−5.27%	7.42%	4.02%
December		−7.09%	−3.55%	2.11%	4.75%	−2.99%
YEAR	−2.22%	4.07%	2.22%	6.96%	2.75%	12.36%

Name of CTA:	Harmonic Capital Partners LLP
Name of Trading Program:	Currency Program
Current Total Assets in this Program as of January 31, 2010:	$102,000,000

QIM

For information regarding Quantitative Investment Management, LLC or QIM's Global Program, including past performance information, please see page Frontier Diversified App. − 19 of the Frontier Diversified Series Appendix.

TRANSTREND

For information regarding Transtrend B.V. or Transtrend's Diversified Trend Program—Enhanced Risk/USD, including past performance information, please see page Frontier Diversified App. − 38 of the Frontier Diversified Series Appendix.

WINTON

For information regarding Winton Capital Management Ltd. or Winton's Diversified Program, including past performance information, please see page Frontier Diversified App. − 30 of the Frontier Diversified Series Appendix.

Frontier Dynamic Series App. − 11

GRAHAM

For information regarding Graham Capital Management, L.P. or Graham's K4D—15 Program (which is identical to its K4D—10 Program, except for the amount of leverage employed), including past performance information, please see page Frontier Diversified App. – 11 of the Frontier Diversified Series Appendix.

HARMONIC

The Dynamic Series will strategically invest assets in one or more swaps that reference Harmonic's Currency Program. The trading company in which the assets of the Dynamic Series will be invested will not own any of the investments or indices referenced by any swap entered into by the Dynamic Series, and Harmonic therefore is not and will not be a trading advisor to the Dynamic Series. Accordingly, Harmonic is not required to be registered under the CE Act as a CTA or as a member of the NFA as a result of being referenced by any swap.

Background of Harmonic

Harmonic Capital Partners LLP is a limited liability partnership organized under the laws of England and Wales and currently offers one foreign exchange trading program, the Currency Program.

HARMONIC'S INVESTMENT STRATEGY AND TRADING PROGRAM
Currency Program

Harmonic's investment approach seeks to exploit market inefficiencies in the pricing of individual or groups of securities. 'Relative Value' and 'Directional' trading strategies are employed to deliver strong and consistent performance for hedge fund investors. These strategies are:

- independent
- individually profitable
- uncorrelated

Relative Value: The relative value of a broad range of fixed income and currency markets are determined using a range of financial and economic variables. Long positions are taken in undervalued markets and short positions in overvalued markets, according to our views.

Directional: 'Directional Trading' is implemented using a range of technical indicators across a wide range of markets including fixed income, currencies, equity indices and commodities. By setting parameters for these indicators over a range of time horizons, Harmonic establishes a picture of short, medium and long term trends in price for each of these markets.

Risk Management: Combining the signals from Relative Value and Directional analysis an overall strength of view is established and the risk to be allocated to each position. Risk management is highly disciplined and is controlled at a portfolio, market and operational level. Portfolio and market risk is measured using Value at Risk (VaR) with target levels of risk being set and monitored for the overall portfolio and individual positions.

Frontier Dynamic Series App. – 10

PAST PERFORMANCE OF FX CONCEPTS

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

FX Concepts
Global Currency Program – Funded Composite

Month	2010	2009	2008	2007	2006	2005
January	0.12%	−2.05%	−0.92%	1.27%	1.96%	0.74%
February		1.45%	2.39%	−1.99%	0.81%	0.45%
March		−3.48%	2.05%	1.15%	0.76%	−5.95%
April		−3.35%	1.36%	4.75%	1.03%	1.30%
May		2.08%	2.89%	3.01%	−5.48%	5.51%
June		0.61%	0.86%	1.24%	4.45%	3.22%
July		−6.89%	2.15%	−0.62%	1.32%	0.37%
August		−3.72%	−1.57%	0.31%	4.74%	−2.01%
September		3.21%	1.78%	1.70%	−0.04%	2.31%
October		−4.84%	2.88%	4.08%	1.20%	1.23%
November		0.74%	0.25%	1.49%	3.55%	2.71%
December		−2.77%	0.52%	−1.82%	3.27%	−2.37%
YEAR	0.12%	−17.90%	11.49%	11.92%	18.58%	7.24%

Name of CTA   FX Concepts Trading Advisor, LLC
Name of Trading Program   Global Currency Program
Current Total Assets in this Program as of January, 29, 2010 $ 2.715 billion

Note: the returns reflect GIPS compliant returns, which are slightly different from the returns submitted in the past (see below).

FX Concepts has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS ®). The GIPS standards are a set of ethical standards for investment performance presentation created and administered by CFA Institute in conjunction with local sponsors in 22 other countries. CFA Institute is a global, not–for–profit membership association of investment professionals that is based in the United States and awards the CFA (Chartered Financial Analyst) designation; the local sponsors are similar types of non–governmental associations based in other countries.

FX Concepts is an independent investment adviser registered with the SEC. The firm maintains a complete list and description of composites, which is available upon request.

> *Results are based on fully discretionary accounts under management, including those accounts no longer with the firm. Composite performance is presented gross of foreign withholding taxes on dividends, interest income, and capital gains. Withholding taxes may vary according to the investor's domicile. Past performance is not indicative of future results. The inclusion of a benchmark is not necessary as this is an absolute return strategy where performance is not correlated to a particular benchmark.*

The U.S. Dollar is the currency used to express performance. Returns are presented gross and net of management fees and incentive allocations and include the reinvestment of all income. Net of fee performance was calculated using actual fees. Additional information regarding the policies for calculating and reporting returns is available upon request.

The investment management fee schedule for the composite is 1.75% of assets under management per annum. The Incentive allocation is 20% on new net profits. Actual investment advisory fees incurred by clients may vary.

The GCP Funded Composite was created February 1, 2002. FX Concepts, LLC's compliance with the GIPS standards has been verified for the period January 1, 2002 through September 30, 2008 by Ashland Partners & Company LLP. A copy of the verification report is available upon request.

FX CONCEPTS

The Dynamic Series will strategically invest assets in one or more swaps that reference FX Concepts' Global Currency Program. The trading company in which the assets of the Dynamic Series will be invested will not own any of the investments or indices referenced by any swap entered into by the Dynamic Series, and FX Concepts therefore is not and will not be a trading advisor to the Dynamic Series. FX Concepts is not required to be registered under the CE Act as a CTA or as a member of the NFA as a result of being referenced by any swap, however, it has registered as a CTA for unrelated reasons.

Background of FX Concepts

FX Concepts is a New York corporation and currently offers two foreign exchange trading programs, one of which is the Global Currency Program.

FX CONCEPTS' INVESTMENT STRATEGY AND TRADING PROGRAM
Global Currency Program (GCP)

GCP is FX Concepts' unique systematic strategy that seeks to generate superior risk—adjusted returns using a large selection of over 30 currencies, including those of the major, minor and emerging markets. FX Concepts uses a dynamic allocation process that focuses on the best market opportunities and builds diverse portfolios by incorporating a large number of currencies.

This allocation process systematically analyzes over 500 potential currency pairings daily and controls risk by diversifying over a large number of positions. GCP's key feature is its ability to quickly transition between positions in major and emerging markets, different market regimes (divergent versus convergent), and different trading styles (directional, carry, relative value).

The investment process occurs in three stages:

Stage 1: Individual Currency Forecasts

First, FX Concepts' proprietary models generate currency risk and return forecasts using multi—layered, statistical analyses of historical price data and short—term interest rates. To measure risk, FX Concepts uses a proprietary GARCH—based technique, i.e., an analysis of historical volatility, and non—normal distribution models, particularly for emerging market currencies.

Stage 2: "Lensing" Process

In the next stage, which FX Concepts calls "lensing", each of these forecasts are then cross—referenced with one another and adjusted to take into account the inter—relationship and behavior of other currencies and interest rate differentials. The model considers the relationship between simple currency pairs and more complicated relationships such as those between different baskets of related currencies. The resulting forecasts can be significantly different from those that are generated in Stage 1.

Stage 3: Portfolio Construction

In the final stage FX Concepts constructs a dynamic portfolio by using a mean variance optimizer, which takes into account the risk/return currency forecasts, portfolio volatility, currency liquidity, and the market's risk appetite. For example, the model will penalize markets with high event risk. The CIO reviews the model signals daily and has the ability to override one or more of the factors in the model under exceptional circumstances.

PAST PERFORMANCE OF FRONTIER DYNAMIC SERIES-2

The Capsule Performance Table which follows sets forth the actual past performance of the Frontier Dynamic Series-2 during the period covered by the table.

Month	2010	2009
January	-1.04%	
February		
March		
April		
May		
June		-2.82%
July		-0.01%
August		0.70%
September		-0.77%
October		-0.43%
November		-2.02%
December		-2.59%
Year	-1.04%	-7.75%

Name of pool:	The Frontier Fund
This pool is a multi-advisor advisor pool as defined in CFTC Regulation § 4.10(d)(2).	
Name of series and class:	Frontier Dynamic Series-2
Inception of Trading of Frontier Dynamic Series-2:	June 9, 2009
Aggregate Gross Capital Subscriptions for Frontier Dynamic Series-2 as of January 31, 2010:	$277,300.00
Net Asset Value of Frontier Dynamic Series-2 as of January 31, 2010:	$358,014.50
Worst Monthly Percentage Draw-down:	-2.82% (June 2009)
Worst peak-to-valley Draw-down:	-8.71% (June 2009 to January 2010)

The Frontier Dynamic Series-2 performance table sets forth the actual performance of the Frontier Dynamic Series-2. Actual gross trading performance (gross realized and unrealized gain/loss before deduction for trading commissions and fees, management fees or any other expenses, and before addition of interest income) is adjusted for the trading expenses, management fees, incentive fees, on-going service fees and interest income of the Frontier Dynamic Series-2. The asset-based fees, as an annualized percentage calculated monthly on the adjusted beginning of month net asset value, are as follows:

- Management fees: 2.00%

- On-going service fees: 0.25%

An incentive fee of 20% of New High Net Trading Profits (as defined), earned quarterly, is deducted in the above table. Twenty percent (20%) of any interest income, based upon applying the 90-day Treasury Bill rate for each month to the adjusted beginning of month net asset value, is credited in the above table.

* Draw-down means losses experienced by the applicable class of the applicable Series of the pool over a specified period.

** Worst peak-to-valley draw-down means the greatest cumulative percentage decline in month-end net asset value due to losses sustained by the applicable class of the applicable Series of the pool during any period in which the initial month-end net asset value is not equaled or exceeded by a subsequent month-end net asset value.

Frontier Dynamic Series App. - 7

PAST PERFORMANCE OF FRONTIER DYNAMIC SERIES-1

The Capsule Performance Table which follows sets forth the actual past performance of the Frontier Dynamic Series-1 during the period covered by the table.

Month	2010	2009
January	-1.18%	
February		
March		
April		
May		
June		-2.93%
July		-0.16%
August		0.55%
September		-0.91%
October		-0.49%
November		-2.17%
December		-2.74%
Year	-1.18%	-8.57%

Name of pool: The Frontier Fund
This pool is a multi-advisor advisor pool as defined in CFTC Regulation § 4.10(d)(2).
Name of Series and class: Frontier Dynamic Series-1
Inception of Trading of Frontier Dynamic Series-1:   June 9, 2009
Aggregate Gross Capital Subscriptions for Frontier Dynamic Series-1 as of January 31, 2010: $726,368.49
Net Asset Value of Frontier Dynamic Series-1 as of January 31, 2010: $721,996.65
Worst Monthly Percentage Draw-down: -2.93% (June 2009)
Worst peak-to-valley Draw-down: -9.65% (June 2009 to January 2010)

The Frontier Dynamic Series-1 performance table sets forth the actual performance of the Frontier Dynamic Series-1. Actual gross trading performance (gross realized and unrealized gain/loss before deduction for trading commissions and fees, management fees or any other expenses, and before addition of interest income) is adjusted for the trading expenses, management fees, incentive fees, initial service fees, on-going service fees and interest income of the Frontier Dynamic Series-1. The asset-based fees, as an annualized percentage calculated monthly on the adjusted beginning of month net asset value, are as follows:

- Management fees: 2.00%

- Initial service fees and on-going service fees: 2.00%

An incentive fee of 20% of New High Net Trading Profits (as defined), earned quarterly, is deducted in the above table. Twenty percent (20%) of any interest income, based upon applying the 90-day Treasury Bill rate for each month to the adjusted beginning of month net asset value, is credited in the above table.

*   Draw-down means losses experienced by the applicable class of the applicable Series of the pool over a specified period.

**   Worst peak-to-valley draw-down means the greatest cumulative percentage decline in month-end net asset value due to losses sustained by the applicable class of the applicable Series of the pool during any period in which the initial month-end net asset value is not equaled or exceeded by a subsequent month-end net asset value.

DIVERSIFICATION SUMMARY
THE FRONTIER FUND—THE FRONTIER DYNAMIC SERIES

	Interest Rates	Currencies	Stock Indices	Metals	Energies	Agriculturals	Total
Frontier Dynamic Series	24%	27%	22%	8%	9%	10%	100%



Frontier Dynamic Series Trading Program: Market Sector Diversification as of January 2010

Frontier Dynamic Series App. − 5

FRONTIER DYNAMIC SERIES UNITS

MANAGEMENT FEES, INCENTIVE FEES AND INITIAL ALLOCATIONS

Management Fees

The Frontier Dynamic Series units will pay to the managing owner a monthly management fee equal to 1/12th of 2.00 % of the Net Asset Value of the Frontier Dynamic Series (approximately 2.00% annually). The managing owner will offset against that fee estimated related fees of the trading advisors embedded in the swap or derivative instrument.

Incentive Fees

The Frontier Dynamic Series units will pay to the managing owner a monthly or quarterly incentive fee of 20% of New High Net Trading Profits generated by each trading advisor, including realized and unrealized gains and losses thereon, as of the close of business on the last day of each calendar month or quarter. Incentive fees are accrued on a daily basis. The managing owner will offset against that incentive fee estimated related fees of the trading advisors embedded in the swap or derivative instrument. See "RISK FACTORS—Each Series pays substantial fees and expenses regardless of profitability" in the prospectus.

Initial Allocations

The assets allocable to the Frontier Dynamic Series units may be committed as initial margin, or its equivalent, for strategic investment in one or more swaps which reference one or more managed futures programs selected by the managing owner and a proprietary trading platform. The allocations among the managed futures programs referenced by the swaps will be reviewed, and may be modified, on a monthly basis, utilizing a constrained optimization procedure intending to maximize the expected rate of return and minimize drawdowns on the portfolio. In general, the managing owner anticipates that the exposure of the Frontier Dynamic Series Assets to any one reference program typically will not exceed twenty–five percent (25%) of the Frontier Dynamic Series Assets. The actual allocation of the Frontier Dynamic Series Assets will vary based upon the relative trading performance of the trading advisors and the optimization procedure. The Frontier Dynamic Series anticipates employing notional equity of up to 150% of the net asset value of the Frontier Dynamic Series in allocating to swaps that reference the selected trading programs, although notional equity may exceed this amount from time to time. Depending upon the algorithms that direct the allocations among the managed futures programs in the Frontier Dynamic Series, de–levering could occur down to 67% of the assets allocable to the Frontier Dynamic Series Assets.

The following table sets forth certain of the markets in which the client assets invested in managed futures programs referenced by the swaps may trade on behalf of client accounts. Not all markets are part of each program. The markets and types of instruments traded may be varied without prior notice to the trust. The table is estimated based on the anticipated allocations among swaps and the managing owner's understanding of the relevant trading program allocations among the markets as of January 31, 2010.

Frontier Dynamic Series App. – 4

Table of Contents

The managing owner will allocate a portion of the Frontier Dynamic Series Assets to one or more trading vehicles, or each, a trading company, to be used as margin or its equivalent. A portion of the Frontier Dynamic Series Assets is currently invested in a trading company established primarily for the Frontier Dynamic Series. The particular trading companies in which the Frontier Dynamic Series Assets are invested, and the percentage of the Frontier Dynamic Series Assets so invested, will vary from time to time. The remainder of the Frontier Dynamic Series Assets will be held at the trust level for cash management.

The Frontier Dynamic Series may commit ten percent (10%) or more of its assets as initial margin, or its equivalent, to obtain exposure to reference funds managed by each of FX Concepts, Graham, Harmonic, QIM, Transtrend and Winton through a swap that references such programs. The Frontier Dynamic Series may commit less than 10% of its assets as initial margin, or its equivalent, to obtain exposure to reference funds managed by each of Altis, Amplitude, Armajaro, Aspect, Augustus, Bridgewater, Campbell, CFM, Chesapeake, Eagle, Fall River, Global Advisors, IKOS, MLM, NuWave, PJM, Quest, RQSI, Rhicon, TGC, Trigon, TTI and Tudor through a swap that references such programs. See Part II of the prospectus for summary information regarding Altis, Amplitude, AAM, Aspect Capital, Augustus, Bridgewater, Campbell, CFM, Chesapeake, ETS, Fall River, Global Advisors, IKOS, MLM, NuWave, PJM, Quest, RQSI, Rhicon, TGC, Trigon, TTI and Tudor including the following historical performance information: monthly return parameters; historical volatility; and degree of leverage.

For information regarding Graham, QIM, Transtrend and Winton, including their trading programs and past performance; please see the Frontier Diversified Series Appendix which accompanies the prospectus. Information regarding the remaining underlying investments linked to the swaps of the Frontier Dynamic Series is set forth in this Appendix.

In preparing the descriptions of FX Concepts and Harmonic and their respective trading programs in this Frontier Dynamic Series Appendix, the managing owner has relied upon information provided to it by such trading advisors and may also have relied upon information available on the NFA's website and other publicly available sources believed to be reliable. Rate of return figures for the current year to date may include estimated figures for the most recent month within the specified year–to–date period. The fact that any trading advisor is registered in any capacity under the CE Act or is a member of the NFA in no way implies that either the CFTC or the NFA endorses its qualifications to provide commodity trading advisory services. In addition, in preparing the descriptions of Graham, QIM, Transtrend and Winton in the Frontier Diversified Series Appendix, the managing owner has relied upon information provided to it. The information received relating to Transtrend, FX Concepts and Harmonic may not be identical to the information provided by the other CTAs registered under the CE Act which act as trading advisors to a series of the trust.

Frontier Dynamic Series App. – 3

THE FRONTIER FUND

FRONTIER DYNAMIC SERIES–1 UNITS
FRONTIER DYNAMIC SERIES–2 UNITS

This Frontier Dynamic Series Appendix to the prospectus, dated April 30, 2010, including all exhibits thereto as the same may be amended and supplemented from time to time, or the prospectus, of The Frontier Fund, a statutory trust formed under the laws of the state of Delaware, or the trust, relates to the units of beneficial interest in the trust, or the units, designated as Frontier Dynamic Series units. Capitalized terms used in this Frontier Dynamic Series Appendix and not otherwise expressly defined herein shall have the same respective meanings as set forth in the prospectus. This Frontier Dynamic Series Appendix must be accompanied by, and read in conjunction with, the prospectus.

The Frontier Dynamic Series units will be issued in three (3) classes. The Frontier Dynamic Series units in class 1 (as described in the prospectus) are designated as "Frontier Dynamic Series–1 units," the Frontier Dynamic Series units in class 2 (as described in the prospectus) are designated as "Frontier Dynamic Series–2 units," and the Frontier Dynamic Series units in class 3 (as described in the prospectus) are designated as "Frontier Dynamic Series–3 units." The trust is offering Frontier Dynamic Series–1 units and Frontier Dynamic Series–2 units pursuant to the prospectus and this Frontier Dynamic Series Appendix. Frontier Dynamic Series–3 units are not being offered for new investment. Instead, Frontier Dynamic Series–1 units and Frontier Dynamic Series–2 units will be automatically classified as Frontier Dynamic Series–3 units for administrative purposes under certain circumstances described in the prospectus, unless earlier redeemed or exchanged for another Series of units by the holder thereof. Prospective purchasers of Frontier Dynamic Series–1 units and Frontier Dynamic Series–2 units should carefully review the prospectus and this Frontier Dynamic Series Appendix before determining to purchase such units.

The managing owner intends to contribute funds to the trust in order to have a 1% interest in the aggregate capital, profits and losses of the Frontier Dynamic Series units and in return will receive units designated as general units in such Series.

TRADING ADVISORS

A portion of the assets allocable to the Frontier Dynamic Series units, or the Dynamic Series Assets, may be committed as initial margin, or its equivalent, for strategic investments in one or more swaps and other derivative contracts and instruments linked to certain underlying investments, at the direction of the managing owner, including swaps that reference funds managed by Altis Partners (Jersey) Ltd, or Altis, Amplitude Capital LLP, or Amplitude, Armajaro Asset Management LLP, or Armajaro, Aspect Capital Limited, or Aspect, Augustus Asset Managers Limited, or Augustus, Bridgewater Associates, Inc., or Bridgewater, Campbell & Company, Inc., or Campbell, Capital Fund Management, S.A., or CFM, Chesapeake Capital Corporation, or Chesapeake, Eagle Trading Systems Inc., or Eagle, Fall River Capital, LLC, or Fall River, FX Concepts Inc., or FX Concepts, Global Advisors (Jersey) Limited, or Global Advisors, Graham Capital Management, L.P., or Graham, Harmonic Capital Partners LLP, or Harmonic, IKOS CIF Limited, or IKOS, Mount Lucas Management Corporation, or MLM, NuWave Investment Corp., or NuWave, PJM Capital, or PJM, Quantitative Investment Management, LLC, or QIM, Quest Partners, LLC, or Quest, Ramsey Quantitative Systems Inc., or RQSI, Rhicon Currency Management UK (Ltd), or Rhicon, TG Capital Management LLC, or TGC, Transtrend B.V., or Transtrend, Trigon Investment Advisors, LLC, or Trigon, TT International Investment Management, or TTI, Tudor Investment Corporation, or Tudor, and Winton Capital Management Ltd., or Winton. Such swaps will be entered into by the trading company established primarily for the Frontier Dynamic Series. Such trading company will not own any of the investments or indices referenced by any swap entered into by such trading company. In addition, swap counterparties to such trading company are not trading advisors to the Frontier Dynamic Series. Accordingly, no swap counterparty is required to be registered under the CE Act as a CTA or to be a member of the NFA solely as a result of being referenced by a swap.

Frontier Dynamic Series App. – 2

FRONTIER DYNAMIC SERIES APPENDIX

TO PART I OF THE

PROSPECTUS

OF

THE FRONTIER FUND

(A statutory trust formed under the laws of Delaware)

FRONTIER DYNAMIC SERIES-1 UNITS

FRONTIER DYNAMIC SERIES-2 UNITS

Major Reference Programs (swaps):
FX Concepts Inc.
Graham Capital Management, L.P.
Harmonic Capital Partners LLP
Quantitative Investment Management, LLC
Transtrend B.V.
Winton Capital Management Ltd.

Other Non-Major Reference Programs (Swaps)

This Frontier Dynamic Series Appendix is dated April 30, 2010.

Table of Contents

PAST PERFORMANCE OF STRATEGIC AG TRADING

The Capsule Performance Table which follows presents the performance results of the Strategic Ag Grains Trading Program for the period covered by the table. **PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.**

Grains Trading Program

Month	2010	2009	2008	2007	2006	2005
January	1.49%	2.91%	3.18%	−4.68%	−0.33%	−1.20%
February		2.05%	10.20%	−9.70%	4.80%	−0.19%
March		−2.59%	−0.09%	1.28%	2.64%	5.22%
April		8.90%	−2.09%	6.36%	−0.06%	4.01%
May		2.36%	−2.87%	0.43%	−3.96%	−0.15%
June		1.93%	7.75%	7.91%	−5.81%	12.07%
July		−4.48%	−6.09%	1.40%	0.40%	−0.29%
August		−1.27%	6.45%	6.86%	−2.20%	−3.41%
September		1.99%	−1.89%	15.03%	−0.41%	5.06%
October		−1.09%	−0.27%	−4.87%	7.03%	−5.32%
November		−0.77%	1.65%	−1.17%	8.59%	0.91%
December		−1.96%	3.03%	0.86%	−2.92%	−3.06%
Year	1.49%	7.58%	19.25%	18.76%	7.02%	12.99%

Name of CTA:	Skyline Management, Inc. d.b.a. Strategic Ag Trading
Name of Trading Principal:	Charles Wickens
Inception of Trading by SAT:	April, 1999
Inception of Trading Pursuant to Program:	April 1, 2002
Number of Accounts Traded Pursuant to Program:	20
Total Actual Assets in Program:	$11,375,773 (January 31, 2010)
Total Assets (including notional) in Program:	$24,239,773 (January 31, 2010)
Total Actual Assets under Strategic Ag Trading's Management:	$17,158,869 (January 31, 2010)
Total Assets (including notional) under Strategic Ag Trading's Management:	$33,116,318 (January 31, 2010)
Largest Monthly % Drawdown in Program Past Five Years:	−9.70% (February, 2007)
Worst Peak−to−Valley Drawdown in Program Past Five Years*:	−16.44% (November 2006 – February 2007)
Number of Accounts Closed Profitable:	48 (0.16% to 125.27%)
Number of Accounts Closed Unprofitable:	43 (−0.01% to −21.55%)

Frontier Long/Short Commodity App. − 34

commodities for certain periods, or to reduce the number of contracts traded in a particular commodity might result at times in missing a significant profit opportunity which otherwise might be captured by other strategies

The trading guideline and the experience of Strategic Ag traders, are factors upon which decisions concerning the percentage of managed assets to be used for each commodity traded and the size of the positions taken or maintained. Strategic Ag may also decide to increase or decrease the size of a futures position (long or short) from time to time. Such decisions require the exercise of subjective judgment and include consideration of the volatility of the particular futures market, the pattern of price movement, open interest, volume of trading, changes in spread relationships between various contract months and between related commodities, and overall portfolio balance and risk exposure. No assurance is given, however, that consideration of any or all of these items will be made with respect to every trade, or that consideration of any of the above in a particular situation will lessen the risk of loss.

The Strategic Ag Grains Program is traded by Charles Wickens. The trading methods used by Mr. Wickens combine both fundamental and technical analysis with the ultimate determinations made on the basis of fundamental analysis. The Program trades in the agricultural markets. Mr. Wickens' analysis also looks at certain technical factors, such as the price of a commodity in relation to its price during previous periods, open interest, and volume. These factors are generally used by Mr. Wickens to assist in determining when to liquidate positions.

The trading philosophy is threefold: fundamental, technical and innate. "In the long run, the fundamentals of the grain markets ultimately win." Mr. Wickens' cash trading experience, coupled with the constant influx of fundamental contacts, allow him to stay close to the pulse of the market. Mr. Wickens constantly monitors both the short- and long-term technical picture, but he also tries to be aware of the intra-market technical opportunities. The third category of the trading philosophy is defined as innate. Consistent, successful trading is not just a chart point or a new fundamental development, but the ability to decipher all of the inputs and determine which is relevant to the market at this juncture.

In summary, Strategic Ag believes that the most important attribute to longevity and profitability in today's market is the ability to change. Change does not necessarily mean bullish or bearish, but, increasing or decreasing position size; whether to take profits or let them run; to trade or not to trade; an aggressive or a patient posture; an emerging market or the end of the trend; to name a few instances.

Frontier Long/Short Commodity App. − 33

Grain Fund Management LLC, a CTA and CPO, effective March 5, 1993 through June 23, 2006. Mr. Frymire was also listed as a principal of Prime Investment Services, LLC, a Broker Dealer and investment bank effective May 22, 1997 through December 31, 2008. He has been listed as a principal, NFA associate member, and registered as an associated person of Ehedger LLC, a CTA and investment bank, effective December 15, 1999. He was listed as a principal of Oak Clearing Services LLC, an investment bank effective August 26, 2004 through August 27, 2008. Mr. Frymire was also registered as a principal of Iowa Grain Investment Advisors LLC, a CTA effective December 19, 2005 through July 5, 2009. He has been listed as a principal of Iowa Grain Commodity Management, a CPO, effective April 20, 2006. Effective June 20, 2007 Mr. Frymire became listed as a principal and NFA associate member and registered associated person of Strategic Ag Trading.

Mr. Frymire is primarily responsible for the trading decisions and strategies employed by the Advisor in the Ceres Program.

Charles Wickens

Mr. Wickens was registered as a floor broker on March 5, 1990 until March 17, 2008. Mr. Wickens joined Strategic Ag in June 2002 and has been registered as an associated person effective June 4, 2002 and listed as an NFA associate member effective May 6, 2002, and listed as a principal effective April 3, 2002.

Mr. Wickens is primarily responsible for the trading decisions and strategies employed by the Advisor in the Grains Program and the Short Term program.

Mike Wanninger

Mr. Wanninger was registered as an associated person of FC Stone Group, Inc. on August 18, 1993 through July 1, 2000 and listed as an NFA associate member effective July 19, 1993 through July 1, 2000, when FC Stone Group. Inc. became FC Stone LLC. He has been registered as an associated person and listed as an NFA associate member of FC Stone LLC effective July 1, 2000 and was a branch manager of FC Stone LLC from April 21, 2003 until February 9, 2010.

Mr. Wanninger joined Strategic Ag in October 2009 and has been registered as an associated person, branch manager and listed as a principal and NFA associate member effective October 14, 2009.

Mr. Wanninger is primarily responsible for the trading decisions and strategies employed by the Advisor in the Premium Program.

STRATEGIC AG TRADING GRAINS TRADING PROGRAM

All of the agricultural programs currently offered by Strategic Ag use fundamentals to help determine trades to one degree or another. Strategic Ag Agricultural Programs trade primarily in the agricultural futures and options, but may trade non–agricultural futures and options on occasion. Factors that affect the supply and demand of a particular commodity in order to predict future prices are looked at. As an example, some of the fundamental factors that affect the supply of a commodity (e.g., corn) include the acreage planted, crop conditions such as drought, flood, and disease; strikes affecting the planting, harvesting, and distribution of the commodity; and the previous year's crop carryover. The demand for commodities such as corn consists of domestic consumption and exports and is a product of many things, including general world economic conditions, as well as the cost of corn as a feed in relation to the cost of competing products such as soybean meal. In addition, historical and seasonal patterns are reviewed, which may indicate the direction the market may move in the future.

Decisions whether to trade a particular commodity contract are also based upon various factors including liquidity, diversification, and crop potential, both historical and at a given time. The decision not to trade certain

STRATEGIC AG

Background of Strategic Ag

Skyline Management, Inc. (d.b.a. Strategic Ag) is a Wyoming corporation whose principal office is located at 39150 County Road J, Mancos, CO 81328. Strategic Ag maintains two branch offices; 141 West Jackson, Suite 1520A, Chicago, IL 60604 and one at 2206 Eastland Drive, Building 200, Suite 201, Bloomington, IL 61704, phone (217) 493–4676. The books and records of Strategic Ag are maintained at the Mancos office. Its telephone number is (970) 533–9805.

Strategic Ag was registered under the CE Act as a CTA and became an NFA member on February 9, 1999.

Principals of Strategic Ag

Robert Wiedeman

Robert Wiedeman was registered as a floor broker on January 1, 1982 through August 12, 2003, and registered as a floor broker from February 17, 2004 through December 17, 2005. Mr. Wiedeman was listed as a principal of FC Stone Group, Inc., an FCM in West Des Moines, Iowa effective June 19, 1991 through July 1, 2000 and was a branch manager from April 4, 1989 through July 1, 2000. From April 1989 until July 2000, Mr. Wiedeman was the branch manager of the Chicago office of Farmers Commodities Corporation. Effective July 1, 2000 through December 1, 2000 Mr. Wiedeman was a principal and branch manager of FC Stone, LLC, an FCM in West Des Moines, Iowa.

Mr. Wiedeman has been listed as a principal of Strategic Ag effective February 9, 1999, listed as an NFA associate member and branch manager and registered as an associated person effective September 8, 2003.

Mr. Wiedeman is primarily responsible for the trading decisions and strategies employed by Strategic Ag in the Balanced Program.

Karen Sullivan

Ms. Sullivan was registered as an associated person of Futures and Options Trading Group Inc. an investment bank, July 8, 1986 through January 19, 1991 and listed as an NFA associate member from June 11, 1986 through January 19, 1991. Effective September 19, 1988 through December 6, 2002, Ms. Sullivan was registered as an associated person and listed as an NFA associate member of Fundamental Futures Inc. a CTA. Effective July 24, 1991 until March 9, 1993 Ms. Sullivan was registered as an associated person and listed as an NFA associate member of Risk Management Inc., formerly Glen Oak Investments, Inc. a CTA. Ms. Sullivan was registered as an associated person and listed as an NFA associate member of Nessler Futures trading company, a CTA, effective March 1, 1996 through June 22, 1998, she was branch manager from March 1996 through June 1998. Ms. Sullivan was registered as an associated person and listed as an NFA associate member of SDK Investments, Inc. a CTA, from September 5, 1995 until January 31, 1999 and a branch manager from October 1995 to January 1999.

Effective February 9, 1999 Ms. Sullivan has been registered as an associated person and listed as a principal and NFA associate member of Strategic Ag Trading.

Ms. Sullivan's responsibilities with Strategic Ag include the administrative functions of marketing, account operations, and accounting as well as legal compliance.

Jack R. Frymire

Jack R. Frymire has been registered as a floor broker since April 24, 1986. He was listed as a principal of Iowa Grain Co., an FCM, on March 13, 1987 through September 17, 2008. He was listed as a principal of Iowa

PAST PERFORMANCE OF ROSETTA

The Capsule Performance Table which follows presents the performance results of the Rosetta Trading Program for the period covered by the table. **PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.**

Rosetta Trading Program

Month	2010	2009	2008	2007	2006	2005
January	0.48%	-0.57%	13.85%	-5.22%	-10.48%	-0.82%
February		0.58%	7.22%	3.09%	1.17%	0.86%
March		-2.59%	-3.14%	-7.75%	10.97%	3.18%
April		3.29%	-2.92%	-3.41%	-0.13%	1.06%
May		-6.07%	-7.12%	-0.09%	-0.32%	6.47%
June		0.37%	0.45%	12.37%	-5.89%	1.57%
July		-1.32%	-3.51%	-17.38%	-2.26%	2.25%
August		-0.58%	-2.30%	1.41%	-7.28%	-9.34%
September		-4.07%	-7.07%	8.57%	-1.39%	5.27%
October		-4.89%	-2.83%	10.48%	3.35%	7.25%
November		-0.48%	-2.27%	-1.20%	14.81%	2.85%
December		1.66%	-1.52%	7.45%	3.40%	0.42%
Year	0.48%	-4.32%	15.48%	4.29%	28.24%	21.93%

Name of CTA:	Rosetta Capital Management
Name of Program:	Rosetta Trading Program
Inception of trading by CTA:	February 1998
Inception of trading in program:	February 1998
Number of open accounts:	181
Aggregate assets (including "notional" funds) at January 31, 2010:	$80,897,202
Assets in this trading program (including "notional" funds) at January 31, 2010:	$80,897,202
Largest monthly draw–down past five years and year–to–date:	-17.38% July 2007
Largest peak–to–valley draw–down past five years and year–to–date:	-19.24% December 2006 to July 2007
Number of accounts opened and closed with Positive Net Lifetime ROR:	88
Range of returns for accounts opened and closed with positive net lifetime performance:	0.07% to 3678.70%
Number of accounts opened and closed with Negative Net Lifetime ROR:	174
Range of returns for accounts opened and closed with negative net lifetime performance:	-0.10% to -47.60%

Frontier Long/Short Commodity App. – 30

ROSETTA TRADING APPROACH

The Program primarily relies on fundamental analysis, which considers the various factors that affect the supply and demand of a particular Commodity Interest (as defined below) in order to predict future prices. Fundamental analysis assumes that markets are imperfect and that information is not instantaneously assimilated or disseminated in the marketplace. By monitoring relevant supply and demand factors, a state of disequilibrium of conditions may be identified that has yet to be reflected in the price of that Commodity Interest. Such factors may include weather, the economics of a particular business or commodity, government policies, domestic and foreign political and economic events and changing trade prospects.

However, the Program also utilizes certain technical overlays. Technical analysis is based on the theory that the study of the past price action in a given market, rather than factors that affect the supply and demand of a particular Commodity Interest, provides a means of anticipating future prices. Technical analysis operates on the theory that market prices at any given time reflect all known factors affecting supply and demand for a particular Commodity Interest. Consequently, only a detailed analysis of, among other things, actual daily, weekly and monthly price fluctuations, volume variations and changes in open interest are of predictive value when determining the future course of price movements.

The Program's technical overlays focus on short– and medium–term price data in search of repetitive patterns that reflect trending markets. In addition to price data, the Program also evaluates volatility, breadth and volume using analytical tools such as oscillators, moving averages and support and resistance levels.

The Program utilizes a number of trading rules, some of which are applied via computer. The computerized rules generally assist in the assessment of when to enter and exit designated markets and the optimum position size for a participating customer's account.

However, the Program is not fully automated and is not totally mechanical. Rosetta's trading decisions are aided by computer–generated technical analysis but primarily are discretionary based on its assessment of fundamental factors.

The Program currently trades a varied portfolio of futures contracts and options on United States commodity exchanges and generally follows approximately 40 futures markets within the following general categories: financial instruments, stock indices, currencies, precious metals, grains and energy products. Typically, at any one time, client accounts may be diversified among approximately 10 to 20 markets. However, there are no diversification parameters imposed on the Program. At any time and from time to time, client accounts may be diversified among a larger number of markets, concentrated to one or a few positions or held entirely in cash.

The selection of markets is totally within Rosetta's discretion and may change without notice to clients. Accordingly, Rosetta may add or delete markets at any time and from time to time as it deems appropriate.

The development of any trading strategy is a continuous process and Rosetta may modify the Trading Program at any time and from time to time without notice to clients unless Rosetta, in its sole discretion, deems such changes material.

Frontier Long/Short Commodity App. – 29

ROSETTA

Background of Rosetta

Rosetta, an Illinois limited liability company, became registered under the CE Act as a CTA in May 1997. Rosetta also is a member of the National Futures Association.

Rosetta's main business address is 190 S. LaSalle Street, Suite 3000, Chicago, Illinois 60603.

Rosetta's principals, James Green and Michael Swinford, are founding members of Rosetta and share 62 years of combined trading experience. They selected the Rosetta name because of its dual significance as Mr. Green's home township (under the slightly different spelling Rozetta) and because they believe Rosetta holds the key to trading just as the Rosetta Stone, an ancient Egyptian artifact, held the key to modern understanding of ancient hieroglyphic writing.

Principals of Rosetta

James Green

Jim Green is a founding principal of Rosetta. Along with Michael Swinford, Mr. Green is responsible to manage all aspects of Rosetta's operations and trading decisions. Mr. Green and Mr. Swinford registered Rosetta in May 1997 with themselves as associated persons and principals of Rosetta. Mr. Green became registered as an associated person and listed as a principal and NFA associate member of Rosetta effective May 22, 1997.

In December 1990, Mr. Green and Mr. Swinford, along with a group of colleagues, founded the Livestock Division of Rosenthal Collins Group, now called the Ceres Trading Group Division of Rosenthal Collins Group, or RCG, a Chicago-based futures commission merchant. In February 1991, Livestock Division of Rosenthal Collins Group registered as a branch office of RCG with Mr. Green as its manager and associated person. In addition to his responsibilities with Rosetta, Mr. Green has been the manager of RCG since December 1990. He has been registered as an associated person and listed as a principal and NFA associate member of Ceres Alternative Investments LLC, a commodity pool operator and alternative asset manager, effective April 20, 2009.

Michael Swinford

Mike Swinford is a co-founder of Rosetta and, together with Mr. Green, is jointly responsible for managing all aspects of its operations and trading decisions. Mr. Swinford became registered as an associated person and listed as a principal and NFA associate member of Rosetta effective May 22, 1997.

In December 1990, Mr. Swinford and Mr. Green, along with a group of colleagues, founded RCG. In addition to his association with Rosetta, in April 1991 Mr. Swinford has been registered as an associated person of Rosenthal Collins Group, LLC, a registered CPO, CTA and FCM, effective April 27, 1991 and an NFA associate member effective December 10, 1990. He has been listed as a principal of Ceres Alternative Investments LLC effective January 28, 2009 and registered as an associated person and listed as an NFA associate member effective April 20, 2009. Mr. Swinford has been registered as an associated person and listed as an NFA associate member of Kottke Associates, LLC, or Kottke, since June 5, 2003. By virtue of these affiliations, Mr. Swinford may receive certain financial benefits with respect to clients of Rosetta who elect to use RCG or Kottke as their FCM. In May 1997, Mr. Swinford registered as an associated person and principal of Rosetta.

example, if the net asset value of an account declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a "peak–to–valley draw–down" analysis conducted as of the end of April would consider the "draw–down" to be still continuing and to be $3 in amount, whereas if such account had increased by $2 in March, the January–February draw–down would have ended as of the end of February at the $2 level.

"Monthly rate of return" for each month subsequent to January 1993 is calculated by dividing the net performance of the Fully–Funded Subset by the beginning equity of the Fully–Funded Subset, except in periods of significant additions or withdrawals to the accounts in the Fully–Funded Subset. In such instances, the Fully–Funded Subset is adjusted to exclude accounts with significant additions or withdrawals which would materially distort the rate of return, pursuant to the Fully–Funded Subset method. For each month prior to February 1993, "monthly rate of return" is calculated pursuant to the time–weighting method, dividing the net performance by the beginning equity in each month, except in periods of significant additions or withdrawals of equity to accounts. In such instances, beginning equity has been adjusted by time–weighted additions and withdrawals; *i.e.*, beginning equity has been adjusted upwards (increased) by time–weighted additions and downwards (decreased) by time–weighted withdrawals. Subsequent to May 2001 there were no Fully–Funded accounts, therefore, rate of return is computed by dividing net performance by nominal account size (including "notional" funds).

"Compound annual rate of return" is calculated by multiplying on a compound basis each of the monthly rates of return and not by adding or averaging such monthly rates of return. For example, the compound rate of return of 21.16% for the year 2005 in Table I was calculated by multiplying 100 by the quantity [[(1−.1002)(1+.0328)(1−.1257)(1−.0746)(1+.0527)(1+.0289)(1+.0648)(1+.0337)(1+.1873)(1−.0305)(1+.0887)(1+.0786)] minus 100]. For periods of less than one year, the results are year–to–date.

Frontier Long/Short Commodity App. – 27

NOTES TO PERFORMANCE INFORMATION

For periods beginning after January 31, 1993, Red Oak has adopted a new method of computing rate—of—return and performance disclosure, referred to as the "Fully—Funded Subset" method, pursuant to an Advisory published by the CFTC. To qualify for use of the Fully—Funded Subset method, the Advisory requires that certain computations be made in order to arrive at the Fully—Funded Subset and that the accounts for which performance is so reported meet two tests which are designed to provide assurance that the Fully—Funded Subset and the resultant monthly rates of return are representative of the trading program. Red Oak has performed these computations for periods subsequent to January 31, 1993. For periods prior to February 1, 1993, there were no notionally funded accounts. Subsequent to May 2001, there were no fully—funded accounts, therefore, rate of return is computed by dividing net performance by nominal account size (including "notional" funds). Additions and withdrawals are accounted for in accordance with the modified OAT (Only Accounts Traded) method as described in NFA Rule 2—34. In reviewing the foregoing description of Red Oak's performance, prospective investors should understand that such performance is "net" of all fees and charges, and includes interest income applicable to the accounts comprising each composite performance record. Such composite performance is not necessarily indicative of any individual account. The fees and charges applicable to individual accounts in the foregoing composite performance records are not specifically described herein. However, the following is a general description of the charges applicable to such accounts.

Brokerage commissions are accounted for monthly and include the total amount of all brokerage commissions and other trading fees paid during the month plus or minus the change in brokerage commissions and other trading fees accrued on open positions from the preceding month.

Interest income is earned on U.S. government obligations and cash on deposit with futures commission merchants and is recorded on the accrual basis.

Management fees are charged to certain of the accounts managed by Red Oak for trading management services. Management fees range from 0% to 1/3 of 1% (0% to 4% annually) of equity subject to management fees at the end of each month.

Incentive fees are charged to the accounts managed by Red Oak based on the trading profits or losses earned each month. Incentive fees are charged at rates ranging from 15% to 25% of new trading profits, as defined. These fees are accrued monthly and are payable either quarterly, or annually.

In addition, the following terms used in describing all performance information are defined as follows:

"Aggregate assets (including "notional" funds)" is the aggregate amount of equity under management overall as of the end of the period covered by the capsule. "Notional" funds represent an amount in addition to actual assets which Red Oak is instructed by a client to treat as equity in an account, but which is not on deposit in (or available in respect of) such client's account.

"Aggregate assets in this trading program (excluding "notional" funds)" is the aggregate amount of actual equity under management in the program as of the end of the period covered by the capsule.

"Draw—down" means losses experienced by the composite record over a specified period. Individual accounts may experience larger draw—downs than are reflected in composite records. Where an individual account has experienced a draw—down that is greater than has been experienced on a composite basis, the largest draw—down experienced by such individual account is presented. Draw—downs are measured on the basis of month—end assets only.

"Largest peak—to—valley draw—down" means the greatest percentage decline from any month—end net asset value of the performance of the accounts traded, on a composite basis or in respect of an individual account, due to overall loss sustained by such accounts during any period, which occurs without such month—end net asset value being equaled or exceeded as of a subsequent month—end. In Dollar terms, for

Frontier Long/Short Commodity App. — 26

PAST PERFORMANCE OF RED OAK

The following summary performance information reflects the composite performance of Red Oak's Fundamental Trading Program during the period covered by the table.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Fundamental Trading Program

Month	2010	2009	2008	2007	2006	2005
January	-4.10%	2.25%	-0.02%	2.41%	7.78%	10.02%
February		0.53%	3.27%	0.40%	-5.33%	3.28%
March		0.18%	-12.82%	0.05%	11.26%	-12.57%
April		4.84%	-4.32%	4.36%	13.67%	-7.46%
May		7.59%	-2.69%	1.32%	0.14%	-5.27%
June		-2.34%	-0.38%	0.70%	-3.48%	2.89%
July		2.45%	-3.43%	-2.23%	-0.52%	-6.48%
August		0.97%	7.17%	-0.01%	2.69%	3.37%
September		3.40%	-0.62%	5.44%	0.22%	18.73%
October		-0.66%	13.35%	6.62%	1.77%	-3.05%
November		4.01%	1.58%	1.53%	1.85%	8.87%
December		0.07%	-1.96%	0.84%	-0.84%	7.86%
Year	-4.10%	25.45%	1.86%	28.92%	30.67%	21.16%

Name of CTA:	Red Oak Commodity Advisors, Inc.
Name of Program:	Fundamental Trading Program
Inception of trading by CTA:	December 1989
Inception of trading in program:	December 1989
Number of open accounts:	3
Aggregate assets (including "notional" funds) at January 31, 2010:	$36,082,000
Assets in this trading program (including "notional" funds) at January 31, 2010:	$36,082,000
Largest monthly draw-down:	
Past five years and year-to-date:	(12.82%)(03/08)
Largest peak-to-valley draw-down:	
Past five years and year-to-date:	(33.18%) (4/04–4/05)
Number of accounts opened and closed with Positive Net Lifetime ROR:	
Past five years and year-to-date:	0
Number of accounts opened and closed with Negative Net Lifetime ROR:	
Past five years and year-to-date:	1 (11.50%)

Monthly Rate of Return is calculated by dividing the sum of the net performance for all accounts by the sum of the monthly beginning nominal net asset values of the accounts plus time-weighted additions and time-weighted withdrawals.

* Draw-down means losses experienced by the trading program over a specified period.

** Worst peak-to-valley draw-down means the greatest cumulative percentage decline in month-end net asset value due to losses sustained by the trading program during any period in which the initial month-end net asset value is not equaled or exceeded by a subsequent month-end net asset value.

THE TRADING APPROACH

General

Red Oak's trading strategy is driven by fundamentals: specifically, the firm's strategy is grounded in Mr. Gerstein's experience in and knowledge of the different commodity and commodity–related markets and the various fundamental factors which affect each of such markets. Thus, unlike many trading strategies now being employed by managed futures professionals, Red Oak's approach is neither technically–based nor trend–following.

Fundamental analysis, in general, is based on a study of factors external to the markets in predicting future prices. Such factors might include, among other things, supply and demand factors for a particular commodity, the economy of a particular country, government policies, domestic and foreign political and economic events and changing trade prospects. Fundamental analysis is premised on the concept that market prices frequently may not reflect (on a real time basis) the actual value of a commodity, although such value will eventually determine price levels.

Technical analysis, on the other hand, is based upon the theory that a study of the markets themselves will provide a means of anticipating the external factors which affect the supply and demand of a particular commodity in order to predict future price trends. Technical analysis of the markets generally includes a study of, among other things, actual daily, weekly and monthly price fluctuations, volume variations and changes in open interest.

The Red Oak Trading Strategy

Red Oak's fundamental research disciplines attempt to step beyond the near term "noise" of leveraged volatile markets. The firm's research focus is on significant and somewhat longer–term market forces. Red Oak believes that the fundamental forces driving major price changes can be isolated and anticipated.

The firm trades principally financial, currency, and physical commodity futures on commodity exchanges inside and outside the United States. It may also trade forward contracts through banks. With regard to financial futures, the firm's research focuses on the macroeconomic trends that affect financial markets, valuation levels, the level and rate of change in "real" interest rates, central bank policy, funding needs, the level and rate of change of profitability, overall financial leverage in the monetary system, and numerous other factors that affect the price level and volatility of equity and fixed income financial instruments.

In the currency markets Red Oak concentrates its fundamental research on such factors as trade and budget levels and trends, political considerations, interest rate differentials and changes in interest rates, changes in marginal rates of return on capital in various countries, central bank policy, and many other factors that affect relative currency values and directional changes. Research regarding physical commodities focuses on macro–and micro–economic trends, supply and demand balances, substitution effects caused by relative price changes, political considerations, and changes in technology, weather, and numerous other factors that affect commodities prices.

In addition to the foregoing, the firm prefers to take positions in futures contracts for commodities that have imputed positive returns, assuming that there are no changes in the cash markets.

The firm employs risk control procedures in an effort to preserve capital and protect against material forecasting errors. To control risk, a predetermined dollar level of acceptable loss per position is calculated based on volatility and risk–reward dynamics. If this predetermined acceptable loss is exceeded, the position is closed.

The firm is grounded in the belief that commodities and futures trading is an art and not an exact science. Therefore, while Red Oak may use computers for analysis or may engage in mathematical measurements or calculations designed to monitor market activity, reliance on entirely systematic or mechanical technical trading models would be inconsistent with the firm's basic trading approach. Although Red Oak values the necessity of discipline in trading, it believes that success depends ultimately on the use of discretionary investment judgment by its principals. The raw materials that produce successful returns over time are skill, knowledge, timing, and instinct.

RED OAK

Background of Red Oak

Red Oak is a Delaware corporation established in 1989. Red Oak was registered under the CE Act as a CTA effective July 12, 1991. Red Oak offers commodities and futures trading investment services to qualified investors including public and private pension funds, commodity pools and funds, endowment funds, charitable foundations, and other institutional investors.

Red Oak is jointly owned by its two principals, Gary A. Gerstein and Phyllis Weaver. Red Oak has its main offices at 600 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

Red Oak and its principals are members of the NFA. The registration of Red Oak under the CE Act and its membership in the NFA must not be taken as an indication that either the CFTC or the NFA has recommended or approved Red Oak or its trading program.

Principals of Red Oak

Gary A. Gerstein

During the last five years and since August 1991, Gary A. Gerstein has been Chief Investment Officer, Managing Director, President, and Secretary of Red Oak and is responsible for all investment aspects of the firm. Mr. Gerstein developed the firm's fundamental investment approach and methodology and is responsible for the implementation of this strategy. Mr. Gerstein became both a principal and an associated person of Red Oak effective August 27, 1991.

Red Oak was registered as a CTA on July 12, 1991. Red Oak (in its predecessor form) was registered as a CTA on March 7, 1990 and was merged with Red Oak Advisors, Inc., an affiliate which conducted a securities investment advisory business. During the period from incorporation on December 4, 1989 to March 1990, Red Oak (in its predecessor form) was conducting activities in order to prepare for its anticipated launch as a CTA, such as creating its infrastructure and related necessities. The combined company took the name Red Oak Commodity Advisors, Inc. Red Oak no longer provides such securities investment advisory services.

Mr. Gerstein received his M.A. in Economics from Rutgers University and his B.S. in Economics from New York University.

Phyllis Weaver

During the last five years and since August 1991, Phyllis Weaver has been the Director of Marketing and Client Services, Managing Director, and Treasurer of Red Oak and directs all administrative aspects of the firm. She became both a principal and an associated person of Red Oak effective August 27, 1991. Ms. Weaver attended the Stanford University Graduate School of Business. Ms. Weaver was on the faculty of Harvard University, Graduate School of Education, first as an Assistant Professor and finally as an Associate Professor. Ms. Weaver received an MBA from Stanford University; a PhD in Language Communications and an MEd in Higher Education, both from the University of Pittsburgh; she was granted a B.S. in Education from Ohio State University.

Red Oak will conduct its trading for its allocation from the Frontier Long/Short Commodity Series units through a trading company pursuant to Red Oak's Fundamental Trading Program.

PAST PERFORMANCE OF MESIROW

The following summary performance information reflects the composite performance of Mesirow's Absolute Return Strategy Program during the period covered by the table.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Absolute Return Strategy

Month	2010	2009	2008	2007	2006	2005
January	−0.45%	0.59%	−1.56%	−0.13%	5.31%	
February		0.07%	5.13%	−1.20%	−0.85%	
March		−1.10%	2.94%	−0.20%	0.44%	
April		−0.14%	0.77%	1.43%	1.24%	
May		0.62%	0.77%	0.76%	3.40%	
June		−0.28%	1.72%	1.98%	2.47%	0.96%
July		0.05%	0.55%	−0.30%	−0.14%	3.21%
August		0.36%	1.77%	−0.86%	5.02%	0.51%
September		−0.62%	1.54%	3.94%	3.08%	4.86%
October		−0.09%	0.69%	2.33%	1.88%	7.50%
November		−1.20%	0.15%	2.00%	2.36%	0.48%
December		−0.81%	−0.85%	1.59%	0.04%	4.11%
Year	−0.45%	−0.35%	14.32%	11.81%	26.87%	23.50%

Name of CTA:	Mesirow Financial Commodities Management, LLC
Name of Program:	Absolute Return Strategy
Inception of trading by CTA:	June 2005
Inception of trading in program:	June 2005
Number of open accounts:	81 accounts
Advisor assets under management:	$429 million
Program assets under management:	$411 million
Largest monthly draw−down:	(−1.56%) January 2008
Largest peak−to−valley draw−down:	(−1.56%) December 2007 to January 2008
Number of accounts opened and closed with positive net lifetime performance:	8 accounts
Range of returns for accounts opened and closed with positive net lifetime performance:	0.01% to 0.82%
Number of accounts opened and closed with negative net lifetime performance:	32 accounts
Range of returns for accounts opened and closed with negative net lifetime performance:	−0.10% to −1.10%

Monthly Rate of Return is calculated by dividing the sum of the net performance for all accounts by the sum of the monthly beginning nominal net asset values of the accounts plus time−weighted additions and time−weighted withdrawals.

* Draw−down means losses experienced by the trading program over a specified period.

** Worst peak−to−valley draw−down means the greatest cumulative percentage decline in month−end net asset value due to losses sustained by the trading program during any period in which the initial month−end net asset value is not equaled or exceeded by a subsequent month−end net asset value.

Frontier Long/Short Commodity App. − 22

to provide differentiation. Expertise is rooted in a clear understanding of price action. Mesirow has the ability to generate potentially consistent returns with low volatility in various market environments utilizing senior level professionals with extensive experience in their respective areas of expertise.

Mesirow differentiates its trading methodology in two ways.

First, using a qualitative evaluation of market drivers and their impact on various sectors allows for the identification of potentially profitable trading opportunities. Correlation between market sectors increases in certain circumstances when market drivers impact multiple markets. This increased correlation causes concentration of risk rather than diversification of risk. Therefore, flexible positioning allows for a reduction of concentrated risk and potential profitable trading in normally unrelated markets.

Second, Mesirow uses a discretionary approach to position initiation and each position is implemented with the best potential risk/return characteristics. A pre—determined risk tolerance is placed on every trade. A key point of differentiation is the short term horizon used to capitalize on opportunities.

Risk Management

Risk is managed across multiple dimensions including price, concentration, time and trade structure. In terms of price, a disciplined approach to entry and exit levels is employed. Sector correlation is evaluated to limit concentration. The process seeks to capitalize on short term opportunities, thus limiting risk by managing trade length. Finally, each trade is structured to achieve the optimal risk/return profile.

Frontier Long/Short Commodity App. – 21

MESIROW

Background of Mesirow

Mesirow is an Illinois limited liability company established in March 2006. Mesirow was registered under the CE Act as a CTA and became a member of NFA on May 19, 2006. Mesirow was registered as a CPO on January 5, 2009.

Principals of Mesirow

Gary Klopfenstein

Gary Klopfenstein has been Senior Managing Director of Mesirow Financial Investment Management, Inc. and Chief Investment Officer of the Mesirow Financial Currency Management division since May 2004, and a member of Mesirow Financial Investment Management, Inc.'s Executive Committee since November 2008. He was registered as an associated person and listed as an NFA associate member of Mesirow Financial Inc., a financial services firm, effective August 3, 2004 through August 24, 2005 where he was a Senior Managing Director. Mr. Klopfenstein has been registered as an associated person and listed as a principal and NFA associate member of Mesirow effective May 19, 2006. He has been Mr. Klopfenstein provides general management oversight and strategic direction for Mesirow. Mr. Klopfenstein graduated from Illinois Wesleyan University in May 1985, Summa Cum Laude, with a BA in Business Administration.

James Tyree

James Tyree has been the Chairman and Chief Executive Officer of Mesirow Financial Inc. since 1994 and a listed principal of Mesirow effective October 9, 2009. He was listed as a principal of Mesirow Financial Inc. effective June 14, 1999 through August 24, 2005. He has been listed as a principal of Mesirow Advanced Strategies, Inc., a CTA and CPO, since July 1997. Mr. Tyree joined the firm in 1980. During his tenure as CEO, he has led Mesirow Financial to unprecedented levels of growth in all areas of the business. Mr. Tyree received both his bachelor of business administration and master of business administration degrees from Illinois State University.

Mesirow Financial Services, Inc.

Mesirow Financial Services, Inc. was listed as a principal of Mesirow effective May 11, 2006.

THE TRADING APPROACH

Philosophy

Mesirow seeks to offer clients consistent returns with low volatility in various market environments. Mesirow believes significant opportunities exist to generate returns in both rising and falling market environments in the global financial and commodities markets. Mesirow seeks to capitalize on these opportunities by applying discretionary, fundamental evaluation of market drivers and their impact on various sectors.

Through an analysis of capital flows, short term directional opportunities are identified and trades are structured for optimal return and risk characteristics. Portfolio concentration is avoided and risk is managed on multiple levels.

Process

Mesirow has a competitive advantage over peers through our investment process, quality returns and people. Mesirow's fundamental, macro approach with a focus on commodities is coupled with rigorous risk management

"Worst Peak–to Valley Draw–Down" is greatest cumulative percentage decline in month–end net asset value due to losses sustained by the trading program during which the initial month–end net asset value is not equaled or exceeded by a subsequent month–end net asset value.

The Monthly Rate of Return is computed by dividing Monthly Performance by Beginning Equity plus Additions. The monthly rates are then compounded to arrive at the annual rate of return. The above performance history contains the accounts traded under Global Advisors and Global Advisors (Jersey) Ltd, which are both traded under same trading program.

Frontier Long/Short Commodity App. – 19

PAST PERFORMANCE OF GLOBAL ADVISORS

The Capsule Performance Table which follows presents the composite performance results of the Global Commodity Systematic Program for the period covered by the table. **PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.**

Absolute Return Strategy

Month	2010	2009	2008	2007	2006	2005
January	-2.33%	-0.13%	3.09%	-0.13%	6.24%	
February		0.38%	10.47%	2.55%	-1.16%	
March		-1.32%	-3.74%	-0.58%	2.69%	
April		-0.12%	1.46%	1.93%	9.67%	
May		-1.25%	2.60%	-1.33%	0.83%	
June		-0.45%	2.12%	0.63%	-0.18%	
July		-0.58%	-3.68%	2.32%	-1.51%	-2.21%
August		1.69%	-1.84%	-4.65%	-0.17%	6.98%
September		-0.73%	2.35%	9.40%	2.58%	0.17%
October		-0.24%	5.23%	2.83%	2.09%	0.78%
November		2.83%	0.84%	-1.40%	0.45%	4.66%
December		-0.75%	0.60%	2.75%	-0.97%	0.88%
Year	-2.33%	1.78%	20.39%	14.87%	21.91%	11.50%

Name of CTA:	Global Advisor and Global Advisor (Jersey) Ltd.
Name of Program:	Global Commodity Systematic Program
Inception of trading by CTA:	July 2005
Inception of trading in program:	July 2005
Total Client Assets Under Management Traded Pursuant to Trading Program (including Notional Funds):	$337,404,774
Total Client Assets Under Management Traded Pursuant to Trading Program (excluding Notional funds):	$93,702,114
Total Assets Under Management all Programs (including Notional Funds):	$337,404,774
Total Assets Under Management all Programs (excluding Notional Funds):	$93,702,114
Number of Client Accounts Open:	14
Worst Monthly Percentage Draw-down*:	-4.65% 08/07
Worst Peak-to-Valley Draw-Down:	-5.45% 06/08- 08/08
Number of Accounts Using Trading Program Closed with Profits:	0
Number of Accounts Using Trading Program Closed with Losses:	0

*   "Draw-Down" means losses experienced by the trading program over a specified period.

"Worst Monthly Percentage Draw-Down" is the largest monthly loss experienced by the program in any calendar month expressed as a percentage of the total equity in the account and includes the month and year of such draw-down.

Risk Overlay

Risk overlay is achieved using Value at Risk ("VAR"). The Program targets volatility of between 8%–12%. This is consistent with a VAR, at one day horizon, 98% confidence in the range 1%–1.5%. VAR is measured using historical data over three sample periods: 50 days, two years and ten years, and at each interval the VAR is capped at 2% of the portfolio level. Should the VAR cap be exceeded, then positions across the entire portfolio are reduced on a pro rata basis. Additionally, under some circumstances (e.g. where liquidity becomes very poor) Global Advisors may intervene on a discretionary basis to reduce risk on a pro rata basis.

Global Advisors trades on United States and non–United States exchanges and markets. Because the particular investments that are made by Global Advisors depend upon the trading opportunities at the time, it is not possible to estimate what portion of a Client's investments will be in such different markets in the future.

Frontier Long/Short Commodity App. – 17

addition to outright commodities. The Program trades only exchange–cleared instruments and does not take positions in options. Under exceptional market circumstances (such a when a market is subject to a lock limit) Global Advisors may use options to create a synthetic futures position for risk management purposes.

The Models

The Program combines separate models which have been developed in part from the underlying premise that 'solving' markets is a signal processing challenge: essentially, a chart of commodity prices is a 'noisy' signal. The models therefore use various signal processing algorithms as well as other approaches in order to ascertain how rapidly prices are cycling. The models have many common characteristics:

- The risk budget allocated to each instrument is, by default, equal (so that measured by value, the model will allocate a smaller position to a commodity with a more volatile price history). Differences can arise however, generally as a result of liquidity constraints.

- All models utilize some form of dynamic portfolio leverage in order to maintain overall expected volatility in a fairly narrow range so that as the general level of volatility rises, positions are trimmed back.

- All models use the same approach across all the markets traded, and are based on daily data.

- Information utilized in the models includes price, implied and historical volatility, volume, open interest and various fundamental data.

- Turnover is quite low—typically, each instrument will change its position direction (i.e. from long to short, or vice versa) around once per month.

Each model currently utilized by the Program is described in greater detail below:

Model 1: this model adopts an approach which is best described as "breakout following". For each instrument traded, a signal processing algorithm ascertains the dominant frequency of the current market. This drives the look–back period used to determine the amount of noise the model will accept before it comes to the conclusion that a new trade should be initiated. This model always generates positions in every instrument in the Program Set on either a long or short basis.

Model 2: this model utilizes different signal processing algorithms from Model 1 to separate the signal from the noise for each instrument traded. It then applies a break–out following approach to enter those markets which it assesses as having the most favorable risk/reward characteristics. It does not necessarily have positions in all instruments in the Program Set (for example if it has not identified a "breakout" or it assesses the risk/reward ratio to be insufficient).

Model 3: In contrast to the first two models, this model runs a large number of systematic strategies on each instrument traded, and proposes trades only in those strategies which it assesses as currently offering the best risk/reward characteristics. This produces a composite 'mini–portfolio' at the instrument level. It then repeats this exercise for all instruments in the Program Set, allocating risk only to those commodities which it has assessed as having superior risk/reward characteristics. The model places stops across many price points to reduce the market impact of trades and improve slippage. Model 3 does not necessarily have positions in all instruments in the Program Set.

Model 4: This model resembles Models 1 & 2 in that it uses only price data (no fundamentals) and is trend–following, but unlike Models 1 & 2 (which use signal processing to characterize the current market conditions and adapt), this model uses an entirely different (and we believe, novel) methodology to identify trends and select candidate markets from our commodity 'universe'.

Frontier Long/Short Commodity App. – 16

Mr. Drexler has had extensive operational and risk management experience. Prior to joining Global Advisors, Mr. Drexler performed a middle office role for a large global energy derivatives trading desk where he was responsible for position and profit/loss reconciliation and reporting, maintenance of risk management tools, and resolution of operational problems. He was also heavily involved in the successful implementation of a new trading and risk management system for the energy derivative desk. Prior to this Mr Drexler worked as an internal auditor focusing on risk management, operational controls and technology utilized in the trading businesses. Mr. Drexler graduated with a triple major from Georgetown University in 1995, with a Bachelor of Science/Bachelor of Arts in Accounting, Finance, and International Business.

Mr. Drexler was listed as a principal between April 2000 and May 2001 of GAL and listed as an NFA associate member from May 1999 until October 2007 and registered as an associated person from July 1999 to October 2007. Mr Drexler was a limited partner of GALP from April 2004 to March 2009 and listed as a principal from March 2004 to June 2008 and listed as an NFA associate member and registered as an associated person from June 2001 to February 2009.

Mr. Drexler became a director of GAIL in October 2000 and was listed as a principal and registered as an associated person from December 2000 to March 2008 and listed as an NFA Associated Member from December 2000 to February 2008.

Mr. Drexler was a director of GOS from September 2000 to December 2009 and listed as a principal and NFA associate member and registered as an associated person from November 2000 to October 2007.

Global Advisors Holdings Limited

Global Advisors Holdings Limited was listed as a principal of Global Advisors effective December 5, 2008.

TRADING PROGRAM

Investment Objective

The objective of Global Advisors' Global Commodity Systematic strategy ("GCS") is to seek profits from commodity interest transactions while taking reasonable steps to protect capital relative to the rates of return sought. The investment objective of GCS is long–term appreciation of assets, and that investment horizon is consistent with the long–term, cyclical nature of the underlying commodities which frequently experience volatility during the course of their price cycles. Global Advisors attempts to accomplish this objective by following the trading methods set forth below.

Investment Program

To achieve its investment objective, Global Advisors may invest in, trade, buy (on margin or otherwise), sell (including short sales), and otherwise acquire, hold, dispose of, and deal in futures and commodities interests of all types, forward contracts, futures contracts, derivatives of any type including options, swaps and warrants, (provided these are exchange cleared) and other instruments referred to as futures, derivatives or forwards. Global Advisors will typically seek to gain exposure to the commodity markets by primarily, but not exclusively, investing in commodity futures.

Global Advisors utilizes a fully automated and systematic quantitative trading and portfolio management tool (the "Program") which trades in 30–35 different commodity instruments designated by the Investment Manager (the "Program Set") including energies, meats, grains, softs, tropicals and metals (both precious and industrial). The Program has been designed by Global Advisors to offer further diversification within the commodity niche by trading inter– and intra–commodity spreads (such as crack spreads and term structure) in

Frontier Long/Short Commodity App. – 15

Mr. Masters was listed as a principal of GALP from October 2008 to July 2009, registered as an associated person and listed an NFA associate member from June 2001 to October 2008 and was approved by the Financial Services Authority ("FSA") in the United Kingdom as a Customer Function between June 2008 and July 2009.

Mr. Masters was a partner of Radigund Management LLC, an alternative asset management firm, from May 2000 and was listed as a principal and an NFA associate member and registered as an associated person from June 2000 to September 2005.

Mr. Masters became a director of Global Advisors International Limited ("GAIL") in September 2000 and was listed as a principal and registered as an associated person from December 2000 to March 2008 and listed as an NFA associate member from December 2000 to February 2008. GAIL is 100% owned by GAL and acts as the General Partner to the US feeder fund Global Commodity Systematic LP.

Mr. Masters was a director of GOS from September 2000 to December 2009, when GOS was closed, and listed as a principal and an NFA associate member and registered as an associated person from November 2000 to October 2007. GOS, a Delaware, U.S.A. corporation was a wholly owned subsidiary of GAL, to which GALP delegated certain portfolio management and administrative services.

Russell Newton

Mr. Newton is a co-principal, portfolio manager and the director of Systematic Model Research & Development of Global Advisors. He became a founding director of Global Advisors and GA Holdings, incorporated in Jersey, in December 2008 and is a major shareholder of GA Holdings, the primary shareholder of Global Advisors. He was listed as a principal of Global Advisors in December 2008 and an NFA associate member and registered an associated person in January 2009 and is approved as a key person and compliance officer of Global Advisors by the JFSC.

Mr. Newton has extensive experience in the development and execution of new derivative trading structures, market analysis (economic, fundamental, statistical and technical) and computer systems analysis, design and programming. He is skilled in several computer languages. Mr. Newton received a Bachelor of Arts (Honours) in Natural Sciences (Experimental Psychology) from Cambridge University, UK, in 1986.

Mr. Newton was appointed as a director of GAL in January 1999 and was listed as a principal from May 1999 until October 2007 and an NFA associate member from April 1999 until October 2007 and registered as an associated person from May 1999 to October 2007. Mr Newton was a limited partner of GALP from March 2001 to December 2009 and listed as principal and an NFA associate member and registered as an associated person of GALP from June 2001 to July 2009 and approved with the FSA in the United Kingdom as the chief executive function and customer function between December 2001 and July 2009, the compliance oversight and money laundering reporting officer functions between December 2001 and March 2003 and May 2008 and July 2009 respectively.

Mr. Newton became a director of GAIL in September 2000 and was listed as a principal and registered as an associated person from December 2000 to March 2008 and an NFA associated person from December 2000 to February 2008.

Mr. Newton was a director of GOS from September 2000 to December 2009, and listed as a principal and NFA associate member and registered an associated person from November 2000 to October 2007.

Dwayne Drexler

Mr. Drexler is the chief operating officer, a director and shareholder, of Global Advisors and was listed as an NFA associated member and registered as an associated person from January 2009 and listed as a principal from December 2009. He is also approved as a key person, the money laundering compliance officer and the money laundering reporting officer by the JFSC.

Frontier Long/Short Commodity App. − 14

GLOBAL ADVISORS

Global Advisors (Jersey) Limited ("Global Advisors") was incorporated on November 27, 2008 in Jersey, Channel Islands as a private company under the Companies (Jersey) Law 1991.

The Directors of Global Advisors are Daniel Masters, Russell Newton and Dwayne Drexler. The primary shareholder of Global Advisors is Global Advisors (Holdings) Limited, also incorporated on November 27, 2008 as a private company under the Companies (Jersey) Law ("GA Holdings"). Daniel Masters and Russell Newton are equal shareholders and the directors of GA Holdings. Daniel Masters, Russell Newton and GA Holdings are the principals of Global Advisors.

Global Advisors' main office, where its books and records are kept, is located at: Global Advisors (Jersey) Limited, Spectrum, Gloucester Street, St. Helier, Jersey JE2 3DE, Channel Islands.

Business Background

Global Advisors is authorized and regulated by the Jersey Financial Services Commission. Global Advisors is registered under the CE Act as a CTA and has been a member of the NFA since January 6, 2009.

Prior to forming Global Advisors, its principals undertook the same roles and responsibilities which they have with respect to Global Advisors for (i) Global Advisors Limited, a limited liability company incorporated under the laws of England and Wales ("GAL"), which they co-founded in February 1999 and which serves as general partner of Global Advisors L.P., a limited partnership incorporated under the laws of England and Wales and controlled by Mr. Newton and Mr. Masters ("GALP") and (ii) Global Operations Services Inc., a Delaware corporation ("GOS") and wholly owned subsidiary of GAL, to which GALP delegated certain portfolio management and administrative services.

The investment program and trading methods that are employed by Global Advisors are substantially similar to those employed by GALP and GOS.

Principals of Global Advisors

Daniel Masters

Mr. Masters is a co-principal, portfolio manager and the director of Trading and Execution of Global Advisors. He is founding director of Global Advisors and GA Holdings, incorporated in Jersey, on December 2008 and is a major shareholder of Global Advisors (Holdings) Limited ("GA Holdings"), the primary shareholder of Global Advisors. He was listed as a principal of Global Advisors in December 2008, and listed as an NFA associate member and registered as an associated person in January 2009 and is approved as a key person of Global Advisors by the Jersey Financial Services Commission ("JFSC").

Mr. Masters has extensive experience in energy trading including physical markets, forward transactions, swaps, options and exotic derivative products, trading strategies and risk management and was previously involved in establishment of the UK natural gas and electricity markets and the origination of the Contract for Difference ("CFD") market in Europe. Mr. Masters earned a Bachelor of Science (Honours) in Physics from Exeter University, UK in 1984, and followed that with a Masters in Management Science and Operational Research from Imperial College, London, UK in 1985.

Mr. Masters was appointed as a director of GAL in August 1999 and was listed as a principal in February 1999 and listed as an NFA associate member and registered as an associated person from March 1999. These registrations were withdrawn in October 2007. In addition he was appointed as a Branch Manager from August 1999 to July 2001. GAL acted as the general partner of GALP until GALP was dissolved in December 2009.

Frontier Long/Short Commodity App. – 13

PAST PERFORMANCE OF BEACH HORIZON

The Capsule Performance Table which follows presents the performance results of the Beach Horizon Fund Limited for the period covered by the table. **PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.**

Beach Horizon Fund Limited

Month	2010	2009	2008	2007	2006	2005
January	-4.08%	0.66%	9.67%	1.85%	6.25%	
February		0.78%	20.07%	-2.91%	-4.08%	
March		-3.73%	-2.55%	-2.41%	6.73%	
April		-2.93%	-4.04%	5.03%	9.63%	
May		-1.43%	2.60%	4.98%	-1.87%	4.66%
June		-2.53%	6.13%	4.20%	-3.75%	3.27%
July		-1.23%	-11.02%	-6.78%	-5.61%	-2.73%
August		3.64%	-4.10%	-9.28%	0.98%	4.15%
September		1.91%	6.84%	7.91%	-2.99%	1.51%
October		-4.39%	17.50%	9.62%	4.31%	-3.10%
November		7.62%	6.30%	-2.36%	0.80%	10.27%
December		-2.44%	4.67%	5.87%	2.06%	0.74%
Year	-4.08%	-4.62%	59.82%	14.65%	11.76%	19.64%

Name of CTA: Beach Horizon LLP
Name of program: Beach Horizon Fund Limited
Inception of trading by CTA: May 2005
Inception of trading in program: May 2005
Largest monthly drawdown: -11.02% July 2008
Largest peak–to–valley drawdown: -15.43% (peak July 2007, valley August 2007)
Total Assets in the Strategy: $256,000,000
Totals Assets in the Fund: $26,992,000

*   Draw–down means losses experienced by the trading program over a specified period.

**   Worst peak–to–valley draw–down means the greatest cumulative percentage decline in month–end net asset value due to losses sustained by the trading program during any period in which the initial month–end net asset value is not equaled or exceeded by a subsequent month–end net asset value.

Frontier Long/Short Commodity App. – 12

BEACH HORIZON MARKETS TRADED

All market sectors have been included in the portfolio construction. The Horizon Model currently contains the following market sectors:

1. Softs
2. Grains
3. Base Metals
4. Precious Metals
5. Energies
6. Meats
7. Equity Indices
8. Currencies
9. Short Rates
10. Long Rates

Frontier Long/Short Commodity App. – 11

The Team

The system was designed and developed by Sanjeev Lakhanpal, Dr Paul Netherwood and Alan Goulding. The team has over 40 years of fund management and investment banking experience between them. The team originally met when they were part of the trading, research and development team at AHL (now Man Investments Limited). On joining BCM they set about building a system and a model that was aimed at enhancing the automated systems witnessed from their collective experiences to date. In addition, they were able to draw upon the knowledge and experience of David Beach and his team at BCM. The Horizon Program is the result of that endeavor.

Key Features of the Model

The Horizon Program has a unique, sophisticated and robust model to capture trending behavior whilst managing risk. The model is the result of many years of research and development from the founders that includes many innovative features.

- Highly diversified, dynamically balanced portfolio

- Higher allocation to commodities

- Does not pre—suppose where returns will come from

- Sophisticated and robust model for an uncertain future

Investment Methodology

The Horizon Program uses a proprietary portfolio weighting technique called Dynamic Balanced Weighting. The approach results in a highly diversified portfolio that has a relatively higher weighting to commodities. The Horizon Program is therefore a good diversifier for investors with portfolios that are concentrated in financial instruments. Since financial futures dominate many other managed futures portfolios the Horizon Program can also add diversification to portfolios that already have exposure to managed futures strategies.

The model works by repeatedly adjusting positions to rebalance the risk across the whole portfolio. This avoids the problem of over concentration of risk by not over or under allocating to the current winners or losers. Thus all sectors are able to contribute to returns since no one sector is favored over another. Although the risk is dynamically adjusted in the long term the risk is evenly distributed over time. This approach results in a more robust model in an ever—uncertain future in terms of knowing which sector will outperform another.

The model samples each market multiple times a day, making adjustments to the market position to allow for trend strength, risk and liquidity. The model uses proprietary multi—scale frequency filters to capture market behavior in multiple time frames. Each model filters the market price to determine trend strength and direction for a given trading frequency. The filters are configured to capture a broad range of trading time horizons taking advantage of short, medium and long—term trends simultaneously. Time horizons are identified in windows measured in days for the short—term up to a window of roughly 6—9 months for the long—term and a number of frequencies within that range.

Frontier Long/Short Commodity App. – 10

Dr. Paul Netherwood

Dr. Netherwood is a founding partner of Beach Horizon with responsibilities for investment management and research and has been at Beach Horizon since May 2005. He has been listed as a principal of Beach Horizon, Inc. since August 2009 and has been a director since June 2009. He was responsible for designing and building the Horizon trading system. He has over 12 years experience in designing and building trading systems and large–scale risk management systems in a number of investment banks. Paul started his career at AHL (now Man Investments Limited), an asset management business, in July 1993 where he was involved in automated trading system development until December 1995. He was Head of Business Object Modeling at Nomura from December 1995 to October 1996. From November 1996 to August 2001, he was a Chief Architect at Thales Information Systems Finance, a risk management software house responsible for building Credit Risk Management systems for Deutsche Bank. He joined Beach Capital Management in September 2001 and founded Beach Horizon in May 2005. He has a PhD in Pattern Recognition and a BSc (Hons) in Computer Science from Kingston University. Dr. Netherwood has been listed as a principal and registered as an associated person and an NFA member of Beach Horizon since March 24, 2005.

Alan Goulding

Mr. Goulding is a principal of Beach Horizon with responsibilities for investment management and research. From July 1993 until April 1996, Mr. Goulding was at AHL (now Man Investments Limited), an asset management business, where his responsibilities included automated trading system development and risk management systems. From April 1996 until April 1997, he was at Credit Suisse First Boston, an investment bank, where he designed and implemented risk management and front office trading systems. From April 1997 until July 2001, he was at Thales Information Systems Finance, a risk management software house, where he was responsible for credit risk system analysis and development. Mr. Goulding was between employment from August 2001 to September 2001. From October 2001 through April 2002, Mr. Goulding was at Zygon Systems Ltd., a software systems business, as a Senior Software Engineer. From May 2002 until May 2005, Mr. Goulding was responsible for the development of in house trading systems at Beach Capital Management, a CTA. In May 2005 he joined Beach Horizon. Mr. Goulding has been listed as a principal and registered as an associated person and an NFA member of Beach Horizon since March 24, 2005.

BEACH HORIZON TRADING APPROACH

The Horizon Program is a systematic, trend following managed futures program that trades a global portfolio of commodity, financial and foreign exchange markets.

The Horizon Program is directional in nature and seeks to take advantage of upward and downward trending markets. The portfolio of markets traded is highly diversified with 97 markets in 10 sectors. The portfolio has a relatively higher exposure to commodities than most managed futures strategies. This is important to investors seeking to increase their exposure to commodities due to the low correlation this sector has to the financial sectors. This is a result of the strategy design goal to be highly diversified and avoid over concentration of risk in any one sector.

Beach Horizon employs a rigorous, systematic trading model that is implemented using a fully automated state–of–the–art computer system. Risk management controls are applied by the system hundreds of times a day to constantly adjust to the targeted level risk.

The founders have an established fund management pedigree with a long track record in trading futures and forward markets. The Horizon Program was developed at Beach Capital Management ("BCM"). BCM ran a managed futures fund with a successful track record spanning 17 years with $1.4 billion in assets under management at its peak in April 2005 The BCM fund produced an average annual return of over 19% per annum from 1989 to 2006 and closed on an all–time high. Beach Horizon continues to build on the experience and established infrastructure developed at BCM.

Frontier Long/Short Commodity App. – 9

BEACH HORIZON

Background of Beach Horizon

Beach Horizon LLP ("Beach Horizon") is operated by David Beach, Sanjeev Lakhanpal, Paul Netherwood and Alan Goulding. The firm is owned by David Beach, Sanjeev Lakhanpal and Paul Netherwood, with David Beach being the majority shareholder. Beach Horizon was incorporated in May 2004 as a limited liability partnership (No OC308135) in England. Beach Horizon is authorized and regulated by the Financial Services Authority ("FSA") in the United Kingdom (Firm Ref. No. 403434). Beach Horizon became a member of the NFA and registered under the CE Act as a CTA and a CPO effective March 24, 2005. Neither Beach Horizon's registration with the CFTC nor its membership of the NFA should be taken as an indication that the CFTC, NFA, or any other regulatory agency or body has recommended or approved Beach Horizon. Beach Horizon's main place of business is 6th Floor, 10 Finsbury Square, London EC2A 1AD and its telephone number is 00 44 20 7382 2460. Beach Horizon has been listed as a principal of Beach Horizon, Inc., a CTA and its U.S. subsidiary, since July 2009.

Principals of Beach Horizon

David Beach

Mr. Beach is a founding partner of Beach Horizon LLP with responsibilities for business development and research and has been at Beach Horizon in such capacity since March 2006. He has been listed as a principal of Beach Horizon, Inc. since August 2009 and has been a director since June 2009. Mr. Beach was registered as an associated person of Lehman Brothers Inc., an investment bank, from January 18, 1989 through April 19, 1989 and as an NFA associate member from December 7, 1988 through April 19, 1989. Mr. Beach joined Sabre Fund Management Limited, an asset management business, in May 1989 where, in addition to trading the main Sabre fund, he was in June 1989 allocated the initial capital to begin actively managing money in his own program until May 1994. Mr. Beach was registered as an associate person and an NFA associate member at Sabre Fund Management Limited from May 30, 1990 through March 1, 1994. From May 1994 to June 1998, Mr. Beach worked at GNI Fund Management Limited, an asset management business, to further develop his trading program and manage the assets of the GNI Technical Program and fund. Mr. Beach was registered as an associated person and an NFA associate member of Bright Capital Trading Advisers Limited, an asset management firm, from June 19, 1995 through October 1, 2003 and listed as a principal from December 12, 1998 through October 1, 2003. He established Beach Capital Management Limited, an asset management business, in June 1998, where he operated the Discretionary Program, a managed futures program. Mr. Beach was listed as a principal of Beach Capital Management Limited from April 6, 2000 through August 25, 2006 and registered as an associated person from November 30, 2004 through August 25, 2006 and as an NFA associate member from April 14, 2004 to May 5, 2004 and from November 30, 2004 through August 25, 2005. Mr. Beach has a track record spanning 17 years. He retired from managing the Discretionary Program in March 2006. Mr. Beach is a founding partner in Beach Horizon and has been involved in the program since inception. Mr. Beach has been listed as a principal and registered as an associated person and an NFA member of Beach Horizon since March 24, 2005.

Sanjeev Lakhanpal

Mr. Lakhanpal is a founding partner of Beach Horizon with responsibilities for trading, investment management and research for Horizon and has been at Beach Horizon since May 2005. He has been listed as a principal of Beach Horizon, Inc. since August 2009 and has been a director since June 2009. Mr. Lakhanpal was responsible for the inception, design and building of the Horizon trading system. From November 2000 until May 2005 he was a Senior Trader at Beach Capital Management Limited. Mr. Lakhanpal was between employment from June 2000 to October 2000. From March 1999 until July 2000, Mr. Lakhanpal was the Trading Manager at CA Investment Advisers with additional responsibilities for trading system research, where Mr. Lakhanpal was extremely influential in redesigning their complete systematic approach. He founded Beach Horizon in 2005. Mr. Lakhanpal has a BSc (Hons) in Physics from King's College London and an MSc in Finance from Brunel University. Mr. Lakhanpal has been listed as a principal and registered as an associated person and an NFA member of Beach Horizon since March 24, 2005.

Frontier Long/Short Commodity App. – 8

PAST PERFORMANCE OF FRONTIER LONG/SHORT COMMODITY SERIES-2A

The Capsule Performance Table which follows sets forth the actual past performance of the Frontier Long/Short Commodity Series-2a during the period covered by the table. **PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.**

Month	2010	2009
January	(5.09%)	
February		
March		
April		
May		
June		(2.36%)
July		0.64%
August		(0.45%)
September		1.29%
October		1.17%
November		4.07%
December		(1.77%)
Year	(5.09%)	2.48%

Name of pool:	The Frontier Fund
This pool is a multi-advisor advisor pool as defined in CFTC Regulation § 4.10(d)(2).	
Name of series and class:	Frontier Long/Short Commodity Series-2a
Inception of Trading of Frontier Long/Short Commodity Series-2a:	June 9, 2009
Aggregate Gross Capital Subscriptions for Frontier Long/Short Commodity Series-2a as of January 31, 2010:	$1,097,078.66
Net Asset Value of Frontier Long/Short Commodity Series-2a as of January 31, 2010:	$1,283,943.61
Worst Monthly Percentage Draw-down:	-5.09% (January 2010)
Worst peak-to-valley Draw-down:	-6.77% (November 2009 through January 2010)

The Frontier Long/Short Commodity Series-2a performance table sets forth the actual performance of the Frontier Long/Short Commodity Series-2a. Actual gross trading performance (gross realized and unrealized gain/loss before deduction for trading commissions and fees, management fees or any other expenses, and before addition of interest income) is adjusted for the trading expenses, management fees, incentive fees, on-going service fees and interest income of the Frontier Long/Short Commodity Series-2a. The asset based fees, as an annualized percentage calculated monthly on the adjusted beginning of month net asset value, are as follows:

- Management fees: 3.5%

An incentive fee of 20% of New High Net Trading Profits (as defined), earned quarterly, is deducted in the above table. Also, twenty percent (20%) of any interest income, based upon applying the 90-day Treasury Bill rate for each month to the adjusted beginning of month net asset value, is credited in the above table.

* Draw-down means losses experienced by the applicable class of the applicable series of the pool over a specified period.

** Worst peak-to-valley draw-down means the greatest cumulative percentage decline in month-end net asset value due to losses sustained by the applicable class of the applicable series of the pool during any period in which the initial month-end net asset value is not equaled or exceeded by a subsequent month-end net asset value.

Frontier Long/Short Commodity App. - 7

PAST PERFORMANCE OF FRONTIER LONG/SHORT COMMODITY SERIES–1A

The Capsule Performance Table which follows sets forth the actual past performance of the Frontier Long/Short Commodity Series–1a during the period covered by the table. **PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.**

Month	2010	2009
January	(5.19%)	
February		
March		
April		
May		
June		(2.47%)
July		0.52%
August		(0.59%)
September		1.14%
October		1.00%
November		3.92%
December		(1.90%)
Year	(5.19%)	1.49%

Name of pool:	The Frontier Fund
This pool is a multi–advisor advisor pool as defined in CFTC Regulation § 4.10(d)(2).	
Name of series and class:	Frontier Long/Short Commodity Series–1a
Inception of Trading of Frontier Long/Short Commodity Series–1a:	June 9, 2009
Aggregate Gross Capital Subscriptions for Frontier Long/Short Commodity Series–1a as of January 31, 2010:	$1,135,544.03
Net Asset Value of Frontier Long/Short Commodity Series–1a as of January 31, 2010:	$1,314,931.05
Worst Monthly Percentage Draw–down:	–5.19% (January 2010)
Worst peak–to–valley Draw–down:	–7.00% (November 2009 to January 2010)

The Frontier Long/Short Commodity Series–1a performance table sets forth the actual performance of the Frontier Long/Short Commodity Series–1a. Actual gross trading performance (gross realized and unrealized gain/loss before deduction for trading commissions and fees, management fees or any other expenses, and before addition of interest income) is adjusted for the trading expenses, management fees, incentive fees, initial service fees, on–going service fees and interest income of the Frontier Long/Short Commodity Series–1. The asset–based fees, as an annualized percentage calculated monthly on the adjusted beginning of month net asset value, are as follows:

- Management fees: 3.5%

- Initial service fees and on–going service fees: 2.0%

An incentive fee of 20% of New High Net Trading Profits (as defined), earned quarterly, is deducted in the above table. Also, twenty percent (20%) of any interest income, based upon applying the 90–day Treasury Bill rate for each month to the adjusted beginning of month net asset value, is credited in the above table.

* Draw–down means losses experienced by the applicable class of the applicable Series of the pool over a specified period.

** Worst peak–to–valley draw–down means the greatest cumulative percentage decline in month–end net asset value due to losses sustained by the applicable class of the applicable Series of the pool during any period in which the initial month–end net asset value is not equaled or exceeded by a subsequent month–end net asset value.

Frontier Long/Short Commodity App. – 6

DIVERSIFICATION SUMMARY

THE FRONTIER FUND—THE FRONTIER LONG/SHORT COMMODITY SERIES

Frontier Long/Short Commodity Series Trading Advisors	Grains	Livestock	Softs	Energies	Industrial Metals	Precious Metals	Financials	Total
Beach Horizon	10%	10%	10%	10%	10%	10%	40%	100%
Global Advisors	20%	12%	7%	25%	23%	13%	0%	100%
Mesirow	25%	0%	10%	20%	5%	15%	25%	100%
Red Oak	15%	5%	10%	15%	15%	15%	25%	100%
Rosetta	30%	70%	0%	0%	0%	0%	0%	100%
Strategic Ag	100%	0%	0%	0%	0%	0%	0%	100%
Non-Major Advisors	20%	18%	15%	24%	5%	7%	11%	100%
Frontier Long/Short Commodity Series	24%	15%	11%	19%	8%	9%	14%	100%

Frontier Long/Short Commodity Series Program: Market Sector Diversification as of January 2010



Frontier Long/Short Commodity App. – 5

FRONTIER LONG/SHORT COMMODITY SERIES UNITS
MANAGEMENT FEES, INCENTIVE FEES AND INITIAL ALLOCATIONS

Management Fees

The Frontier Long/Short Commodity Series—1a units, Frontier Long/Short Commodity Series—2a units and Frontier Long/Short Commodity Series—3a units will pay to the managing owner a monthly management fee equal to 1/12th of 2.00% of the Net Asset Value of the Frontier Long/Short Commodity Series (approximately 2.00% annually). The managing owner will pay a portion of such management fees to the trading advisors. Management fees are accrued on a daily basis.

Incentive Fees

The Frontier Long/Short Commodity Series units will pay to the managing owner a quarterly incentive fee of 20% of New High Net Trading Profits generated by each trading advisor, including realized and unrealized gains and losses thereon, as of the close of business on the last day of each calendar month or quarter. Incentive fees are accrued on a daily basis. The managing owner will pay a portion of such incentive fees to the relevant trading advisors. See "RISK FACTORS—Each Series pays substantial fees and expenses regardless of profitability" in the prospectus.

Initial Allocations

In general, the managing owner anticipates allocating between ten percent (10%) and twenty percent (20%) of the Frontier Long/Short Commodity Series Assets to any trading advisor in the Frontier Long/Short Commodity Series designated a "major commodity trading advisor." The actual allocation of Frontier Long/Short Commodity Series Assets will vary based upon the relative trading performance of the trading advisors and the managing owner's asset allocation activities. The Frontier Long/Short Commodity Series anticipates employing notional equity up to 140% of the net asset value of the Frontier Long/Short Commodity Series in allocating to the selected trading programs, although notional equity may exceed this amount from time to time.

The following table sets forth certain of the markets in which the trading advisors that receive allocations of Frontier Long/Short Commodity Series Assets may trade on behalf of client accounts. Not all markets are part of each trading advisor's program. Each trading advisor reserves the right to vary the markets and types of instruments it trades without giving prior notice to the trust. The diversification summary below is based on long-term averages as of January 31, 2010.

Frontier Long/Short Commodity App. – 4

TRADING ADVISORS

The initial trading advisors with respect to the assets allocable to the Frontier Long/Short Commodity Series units, or the Frontier Long/Short Commodity Series Assets, are AIS Futures Management LLC, or AIS, a Delaware limited liability company; Battalion Capital Management, LLC, or Battalion, a New Jersey limited liability company; Beach Horizon LLP, or Beach Horizon, a United Kingdom limited liability partnership; Emil Van Essen LLC, or Emil Van Essen, an Illinois limited liability company; Global Advisors (Jersey) Limited, or Global Advisors, a Jersey limited company; Landmark trading company, or Landmark, a Colorado corporation; Mesirow Financial Commodities Management, LLC, or Mesirow, an Illinois limited liability company; Mississippi River Investments, Inc., or Mississippi River, a Tennessee corporation; Quality Capital Management Limited, or Quality Capital, a company incorporated under the laws of England and Wales; Red Oak Commodity Advisors, Inc., or Red Oak, a Delaware corporation; Rosetta Capital Management Inc., or Rosetta, an Illinois corporation; and Skyline Management, Inc. d.b.a. Strategic Ag Trading, or Strategic Ag, a Wyoming corporation. Trading for the Frontier Long/Short Commodity Series will be conducted through Frontier trading company VII, LLC, a trading company established primarily for such Series, and a trading company established primarily for the Balanced Series. The particular trading companies in which the Frontier Long/Short Commodity Series Assets are invested will vary from time to time. The remainder of the Frontier Long/Short Commodity Series Assets are held at the trust level for cash management.

The trust may allocate ten percent (10%) or more of the Frontier Long/Short Commodity Series Assets to Beach Horizon, Global Advisors, Mesirow, Red Oak, Rosetta and Strategic Ag. Each of AIS, Battalion, Emil Van Essen, Landmark, Mississippi River and Quality Capital manages less than 10% of the Frontier Long/Short Commodity Series Assets and, accordingly, is not considered a "major commodity trading advisor." See Part II of the prospectus (Statement of Additional Information) for summary information regarding AIS, Battalion, Emil Van Essen, Landmark, Mississippi River and Quality Capital, including the following historical performance information: monthly return parameters; historical volatility; and degree of leverage. Information regarding the remaining trading advisors to the Frontier Diversified Series is set forth in this Appendix.

In preparing the descriptions of the trading advisors and their respective trading programs in this Frontier Long/Short Commodity Series Appendix, the managing owner has relied upon information provided to it by such trading advisors and may also have relied upon information available on the NFA's website and other publicly available sources believed to be reliable. Rate of return figures for the current year to date may include estimated figures for the most recent month within the specified year-to-date period. The fact that any trading advisor is registered in any capacity under the CE Act or is a member of the NFA in no way implies that either the CFTC or the NFA endorses its qualifications to provide commodity trading advisory services.

THE FRONTIER FUND

FRONTIER LONG/SHORT COMMODITY SERIES–1A UNITS
FRONTIER LONG/SHORT COMMODITY SERIES–2A UNITS

This Frontier Long/Short Commodity Series Appendix to the prospectus, dated April 30, 2010, including all exhibits thereto as the same may be amended and supplemented from time to time, or the prospectus, of The Frontier Fund, a statutory trust formed under the laws of the state of Delaware, or the trust, relates to the units of beneficial interest in the trust, or the units, designated as Frontier Long/Short Commodity Series units. Capitalized terms used in this Frontier Long/Short Commodity Series Appendix and not otherwise expressly defined herein shall have the same respective meanings as set forth in the prospectus. This Frontier Long/Short Commodity Series Appendix must be accompanied by, and read in conjunction with, the prospectus.

The Frontier Long/Short Commodity Series units are being issued in three (3) classes. The Frontier Long/Short Commodity Series units in class 1a (as described in the prospectus) are designated as "Frontier Long/Short Commodity Series–1a units," the Frontier Long/Short Commodity Series units of class 2a (as described in the prospectus) are designated as "Frontier Long/Short Commodity Series–2a units," and the Frontier Long/Short Commodity Series units of class 3a (as described in the prospectus) are designated as "Frontier Long/Short Commodity Series–3a units." The trust is offering the Frontier Long/Short Commodity Series–1a units and the Frontier Long/Short Commodity Series–2a units pursuant to the prospectus and this Frontier Long/Short Commodity Series Appendix. Frontier Long/Short Commodity 3a units are not being offered for new investment. Instead, Frontier Long/Short Commodity Series–1a units and Frontier Long/Short Commodity Series–2a units will be automatically classified as Frontier Long/Short Commodity Series–3a units for administrative purposes under certain circumstances described in the prospectus, unless earlier redeemed or exchanged for another Series of units by the holder thereof. Prospective purchasers of Frontier Long/Short Commodity Series–1a units and Frontier Long/Short Commodity Series–2a units should carefully review the prospectus and this Frontier Long/Short Commodity Series Appendix before determining to purchase such units.

The Frontier Long/Short Commodity Series was originally designated as the Long/Short Commodity Series and was redesignated as the Frontier Long/Short Commodity Series on May 26, 2009.

The managing owner intends to contribute funds to the trust in order to have a 1% interest in the aggregate capital, profits and losses of the Frontier Long/Short Commodity Series units and in return will receive units designated as general units in such Series.

FRONTIER LONG/SHORT COMMODITY SERIES APPENDIX

TO PART I OF THE

PROSPECTUS

OF

THE FRONTIER FUND

(A statutory trust formed under the laws of Delaware)

FRONTIER LONG/SHORT COMMODITY SERIES–1A UNITS

FRONTIER LONG/SHORT COMMODITY SERIES–2A UNITS

Major Commodity Trading Advisors:

Beach Horizon LLP
Global Advisors (Jersey) Limited
Mesirow Financial Commodities Management, LLC
Red Oak Commodity Advisors, Inc.
Rosetta Capital Management, LLC
Skyline Management, Inc. d.b.a. Strategic Ag Trading

Non–Major Commodity Trading Advisors

This Frontier Long/Short Commodity Series Appendix is dated April 30, 2010.

CANTAB

For information regarding Cantab Capital Partners LLP or Cantab's CCP Quantitative Fund Aristarchus Program, including past performance information, please see page Frontier Diversified App. − 8 of the Frontier Diversified Series Appendix.

TIVERTON

For information regarding Tiverton Trading, Inc. or Tiverton's Discretionary Trading Methodology Program, including past performance information, please see page Frontier Diversified App. − 26 of the Frontier Diversified Series Appendix.

WINTON

For information regarding Winton Capital Management Ltd. or Winton's Diversified Program, including past performance information, please see page Frontier Diversified App. − 30 of the Frontier Diversified Series Appendix.

TRANSTREND

For information regarding Transtrend B.V. or Transtrend's Diversified Trend Program—Enhanced Risk/USD, including past performance information, please see page Frontier Diversified App. − 38 of the Frontier Diversified Series Appendix.

Frontier Masters App. − 8

PAST PERFORMANCE OF MASTERS SERIES–2

The Capsule Performance Table which follows sets forth the actual past performance of the Masters Series–2 units during the period covered by the table.

Month	2010	2009
January	(3.40%)	
February		
March		
April		
May		
June		(1.92%)
July		(1.49%)
August		(0.15%)
September		2.49%
October		(0.47%)
November		2.67%
December		(5.60%)
Year to date	(3.40%)	(4.63%)

Name of pool:	The Frontier Fund
This pool is a multi–advisor advisor pool as defined in CFTC Regulation § 4.10(d)(2).	
Name of series and class:	Masters Series–2
Inception of Trading of Frontier Masters Series–2:	June 9, 2009
Aggregate Gross Capital Subscriptions for Frontier Masters Series–2 as of January 31, 2010:	$14,737,832.86
Net Asset Value of Frontier Masters Series–2 as of January 31, 2010:	$16,646,848.93
Worst Monthly Percentage Draw–down:	–5.60% (December 2009)
Worst peak–to–valley Draw–down:	–8.81% (November 2009 to January 2010)

The Frontier Masters Series–2 performance table sets forth the actual performance of the Frontier Masters Series–2. Actual gross trading performance (gross realized and unrealized gain/loss before deduction for trading commissions and fees, management fees, any other expenses, and before addition of interest income) is adjusted for the trading expenses, management fees, on–going service fees and interest income of the Masters Series–2. The asset–based fees, as an annualized percentage calculated monthly on the adjusted beginning of month net asset value, are as follows:

- Management fees: 2.0%

- On–going service fees: 0.25%

An incentive fee of 20% of New High Net Trading Profits (as defined), earned quarterly, is deducted in the above table. Twenty percent (20%) of any interest income, based upon applying the 90–day Treasury Bill rate for each month to the adjusted beginning of month net asset value, is credited in the above table.

* Draw–down means losses experienced by the applicable class of the applicable series of the pool over a specified period.

** Worst peak–to–valley draw–down means the greatest cumulative percentage decline in month–end net asset value due to losses sustained by the applicable class of the applicable series of the pool during any period in which the initial month–end net asset value is not equaled or exceeded by a subsequent month–end net asset value.

Frontier Masters App. – 7

PAST PERFORMANCE OF MASTERS SERIES-1

The Capsule Performance Table which follows sets forth the actual past performance of the Masters Series-1 units during the period covered by the table.

Month	2010	2009
January	(3.54%)	
February		
March		
April		
May		
June		(2.03%)
July		(1.64%)
August		(0.30%)
September		2.33%
October		(0.57%)
November		2.52%
December		(5.74%)
Year to date	(3.54%)	(5.54%)

Name of pool: The Frontier Fund
This pool is a multi-advisor advisor pool as defined in CFTC Regulation § 4.10(d)(2).
Name of series and class: Masters Series-1
Inception of Trading of Frontier Masters Series-1: June 9, 2009
Aggregate Gross Capital Subscriptions for Frontier Masters Series-1 as of January 31, 2010: $17,953,610.09
Net Asset Value of Frontier Masters Series-1 as of January 31, 2010: $18,761,674.85
Worst Monthly Percentage Draw-down: -5.74% (December 2009)
Worst peak-to-valley Draw-down: -9.07% (November 2009 to January 2009)

The Frontier Masters Series-1 performance table sets forth the actual performance of the Frontier Masters Series-1. Actual gross trading performance (gross realized and unrealized gain/loss before deduction for trading commissions and fees, management fees, any other expenses, and before addition of interest income) is adjusted for the trading expenses, management fees, incentive fees, initial service fees, on-going service fees and interest income of the Masters Series-1. The asset-based fees, as an annualized percentage calculated monthly on the adjusted beginning of month net asset value, are as follows:

- Management fees: 2.0%

- Initial service fees and on-going service fees: 2.0%

An incentive fee of 20% of New High Net Trading Profits (as defined), earned quarterly, is deducted in the above table. Twenty percent (20%) of any interest income, based upon applying the 90-day Treasury Bill rate for each month to the adjusted beginning of month net asset value, is credited in the above table.

* Draw-down means losses experienced by the applicable class of the applicable series of the pool over a specified period.

** Worst peak-to-valley draw-down means the greatest cumulative percentage decline in month-end net asset value due to losses sustained by the applicable class of the applicable series of the pool during any period in which the initial month-end net asset value is not equaled or exceeded by a subsequent month-end net asset value.

Frontier Masters App. - 6

DIVERSIFICATION SUMMARY
THE FRONTIER FUND—THE FRONTIER MASTERS SERIES

Trading Advisors	Program	Interest Rates	Currencies	Stock Indices	Metals	Energies	Agriculturals	Total
Cantab Capital Partners LLP	CCP Quantitative Fund Aristarchus Program	40%	15%	10%	10%	15%	10%	100%
Tiverton Trading, Inc.	Discretionary Trading Methodology	17%	17%	16%	17%	17%	16%	100%
Winton Capital Management, Ltd.	Diversified Program	25%	21%	20%	15%	13%	6%	100%
Other Major Reference Programs	Transtrend B.V. – Diversified Trend Program–Enhanced Risk/USD	23%	14%	35%	8%	13%	7%	100%
Frontier Masters Series Program	N/A	25%	17%	20%	13%	15%	10%	100%

Frontier Masters Series Trading Program: Market Sector Diversification as of January 2010



Frontier Masters App. – 5

FRONTIER MASTERS SERIES UNITS

MANAGEMENT FEES, INCENTIVE FEES AND INITIAL ALLOCATIONS

Management Fees

The Frontier Masters Series units will pay to the managing owner a monthly management fee equal to $1/12^{th}$ of 2.0% of the Frontier Masters Series' Net Asset Value (approximately 2.0% annually). The managing owner will pay all or a portion of such management fees to the trading advisors. Management fees are accrued on a daily basis.

Incentive Fees

The Frontier Masters Series units will pay to the managing owner a monthly or quarterly incentive fee of 20% of New High Net Trading Profits generated by each trading advisor, including realized and unrealized gains and losses thereon, as of the close of business on the last day of each calendar month or quarter. Incentive fees are accrued on a daily basis. The managing owner will pay a portion of such incentive fees to the relevant trading advisors. See "RISK FACTORS—Each Series pays substantial fees and expenses regardless of profitability" in the prospectus.

Initial Allocations

In general, the managing owner anticipates that approximately one–quarter of the Frontier Masters Series Assets will be allocated to each of the trading advisors and the major reference program. The actual allocation of the Frontier Masters Series Assets will vary based upon the relative trading performance of the trading advisors and the major reference program and the managing owner's asset allocation activities and may be tactically rebalanced by the managing owner at any time. When tactical re–balancing occurs, it is generally expected to remain within the range of approximately 20% to 35% of the Master Series Assets per advisor although the managing owner may, at its sole discretion, exceed these parameters for any reason at any time. The managing owner anticipates that the Frontier Masters Series will generally employ notional equity up to 125% of the net asset value of the Frontier Masters Series in allocating to the selected trading programs, although notional equity may exceed this amount from time to time.

The following table sets forth certain of the markets in which the trading advisors that will receive allocations of Frontier Masters Series Assets may trade on behalf of client accounts. Not all markets are part of each program. Each trading advisor reserves the right to vary the markets and types of instruments it trades without giving prior notice. The diversification summary below is based on long–term averages as of January 31, 2010.

Frontier Masters App. − 4

A portion of the Frontier Masters Series Assets may be committed as initial margin, or its equivalent, for strategic investments in one or more swaps and other derivative contracts and instruments linked to certain underlying investments, at the direction of the managing owner, including a swap that references a fund managed pursuant to the Diversified Trend Program—Enhanced Risk/USD trading program managed by Transtrend B.V., a Dutch limited liability company, or Transtrend. Such swaps will be entered into by the trading company established primarily for the Frontier Masters Series. Such trading company will not own any of the investments or indices referenced by any swap entered into by such trading company, and Transtrend will not be a trading advisor to the Frontier Masters Series by reason of the investments in any such swaps. In addition, swap counterparties to such trading company are not trading advisors to the Frontier Masters Series. Accordingly, neither Transtrend nor any swap counterparty is required to be registered under the CE Act as a CTA or to be a member of the NFA solely as a result of being referenced by a swap. For information regarding Transtrend, including Transtrend's trading program and past performance, please see the Frontier Diversified Series Appendix which accompanies the prospectus.

In preparing the descriptions of each of Cantab, Tiverton and Winton and their respective trading programs in the Frontier Diversified Series Appendix, the managing owner has relied upon information provided to it by such trading advisors and may also have relied upon information available on the NFA's website and other publicly available sources believed to be reliable. Rate of return figures for the current year to date may include estimated figures for the most recent month within the specified year–to–date period. The fact that any trading advisor is registered in any capacity under the CE Act or is a member of the NFA in no way implies that either the CFTC or the NFA endorses its qualifications to provide commodity trading advisory services. In addition, in preparing the description of Transtrend in the Frontier Diversified Series Appendix, the managing owner has relied upon information provided to it. The information received relating to Transtrend may not be identical to the information provided by the CTAs registered under the CE Act which act as trading advisors to the Frontier Diversified Series of the trust.

Frontier Masters App. – 3

THE FRONTIER FUND
FRONTIER MASTERS SERIES–1 UNITS
FRONTIER MASTERS SERIES–2 UNITS

This Frontier Masters Series Appendix to the prospectus, dated April 30, 2010, including all exhibits thereto as the same may be amended and supplemented from time to time, or the prospectus, of The Frontier Fund, a statutory trust formed under the laws of the state of Delaware, or the trust, relates to the units of beneficial interest in the trust, or the units, designated as Frontier Masters Series units. Capitalized terms used in this Frontier Masters Series Appendix and not otherwise expressly defined herein shall have the same respective meanings as set forth in the prospectus. This Frontier Masters Series Appendix must be accompanied by, and read in conjunction with, the prospectus.

The Frontier Masters Series units will be issued in three (3) classes. The Frontier Masters Series units in class 1 (as described in the prospectus) are designated as "Frontier Masters Series–1 units," the Frontier Masters Series units in class 2 (as described in the prospectus) are designated as "Frontier Masters Series–2 units," and the Frontier Masters Series units in class 3 (as described in the prospectus) are designated as "Frontier Masters Series–3 units." The trust is offering Frontier Masters Series–1 units and Frontier Masters Series–2 units pursuant to the prospectus and this Frontier Masters Series Appendix. Frontier Masters Series–3 units are not being offered for new investment. Instead, Frontier Masters Series–1 units and Frontier Masters Series–2 units will be automatically classified as Frontier Masters Series–3 units for administrative purposes under certain circumstances described in the prospectus, unless earlier redeemed or exchanged for another Series of units by the holder thereof. Prospective purchasers of Frontier Masters Series–1 units and Frontier Masters Series–2 units should carefully review the prospectus and this Frontier Masters Series Appendix before determining to purchase such units.

The managing owner intends to contribute funds to the trust in order to have a 1% interest in the aggregate capital, profits and losses of the Frontier Masters Series units and in return will receive units designated as general units in such Series.

TRADING ADVISORS

The managing owner will allocate the assets allocable to the Frontier Masters Series units, or the Frontier Masters Series Assets, among three to five trading advisors, at least one of which at any time will be a discretionary trader. The initial trading advisors with respect to the Frontier Masters Series Assets are Cantab Capital Partners LLP, or Cantab, a United Kingdom limited liability partnership, Tiverton Trading Inc., or Tiverton, a Washington corporation, and Winton Capital Management Ltd., or Winton, a United Kingdom company.

To employ the trading strategies directed by the trading advisors to the Frontier Masters Series, the managing owner will allocate a portion of the Frontier Masters Series Assets to one or more trading vehicles, or each, a trading company, to be used as margin or its equivalent. A portion of the Frontier Masters Series Assets currently are invested in a trading company managed by Tiverton, a trading company managed by Cantab and a trading company managed by Winton. The particular trading companies in which the Frontier Masters Series Assets are invested, and the percentage of the Frontier Masters Series Assets so invested, will vary from time to time. The remainder of the Frontier Masters Series Assets will be held at the trust level for cash management.

For information regarding each of Cantab, Tiverton and Winton, including each such trading advisor's investment program and past performance, please see the Frontier Diversified Series Appendix which accompanies the prospectus.

Frontier Masters App. – 2

FRONTIER MASTERS SERIES APPENDIX

TO PART I OF THE

PROSPECTUS

OF

THE FRONTIER FUND

(A statutory trust formed under the laws of Delaware)

FRONTIER MASTERS SERIES–1 UNITS

FRONTIER MASTERS SERIES–2 UNITS

Commodity Trading Advisors:
Cantab Capital Partners LLP
Tiverton Trading, Inc.
Winton Capital Management Ltd.

Other Major Reference Programs (Swaps):
Transtrend B.V.

This Frontier Masters Series Appendix is dated April 30, 2010.

administrators, risk managers, consultants, valuation agents, attorneys, accountants, regulators and others. The type and amount of such fees and expenses varies on an account by account basis and most accounts do not incur any substantial third party fees or expenses. Since Transtrend neither is paid nor is sharing in these fees or expenses and has no control over the amount and timing of such fees or expenses, Transtrend believes that deducting such fees and expenses from the performance of the accounts shown would not accurately represent Transtrend's trading performance for such accounts. Moreover, such fees and expenses usually do not impact Transtrend's performance fees as the advisory agreement between Transtrend and the client does not take such third party expenses into account when determining if an account has experienced net new trading profits for purposes of determining Transtrend's performance fee. Accordingly, the performance of such accounts has not been adjusted to take account of these fees or expenses. In certain circumstances where Transtrend is managing an account for a fund sponsored by a third party, the advisory agreement between Transtrend and the fund may require that the calculation of Transtrend's performance fee take certain of such third party's expenses into consideration, which third party expenses would reduce the performance fees otherwise payable to Transtrend.

Substantially all of the client accounts are partially-funded accounts. Transtrend believes that the performance of the subset as stated in the Table is reflective for the performance of the individual accounts which are included in the subset. However, for various reasons an individual account may have realized more or less favorable results than the composite results indicate.

Frontier Diversified App. – 45

Worst peak–to–valley draw–down means the greatest cumulative percentage decline in month–end net asset value due to losses sustained by the trading program during any period in which the initial month–end net asset value is not equaled or exceeded by a subsequent month–end net asset value.

The above Capsule Performance Table presents the performance results of all of the accounts of Transtrend's Diversified Trend Program—Enhanced Risk/USD (except as noted below) on a composite basis based upon the nominal account size in the following subset: the Enhanced Risk Profile for accounts denominated in U.S. dollar.

In order to aggregate and compare the performance of individual accounts a pro forma reporting format is used, i.e., a standardized format irrespective of specific terms and conditions that may govern individual accounts in practice.

The rate of return reflects the pro forma net performance for the period divided by beginning aggregate nominal account size. Draw–down is expressed as a percentage of the nominal account size.

Up to July 2003, an adjusted beginning nominal account size was calculated in certain months to take account of intra–month additions and/or withdrawals, although in certain instances the pro forma rate of return was calculated by excluding accounts with significant additions or withdrawals which would materially distort the rate of return. As of July 2003, rates of return are calculated on a daily basis which compound to a monthly return. Thus, intra–month additions and/or withdrawals are taken into account when they occur without distorting the monthly rate of return.

Pro forma net performance presents the gross realized trading gain or loss on all transactions closed out during the period, plus the change in unrealized gain or loss on open positions at the end of the current month and the end of the previous month adjusted as follows: (a) less actual brokerage and give–up commissions, mark–ups and prime brokerage fees which currently amount to approximately 0.5% of the nominal account size per annum for the Diversified Trend Program's Standard Risk Profile and to approximately 0.75% of the nominal account size per annum for the Diversified Trend Program's Enhanced Risk Profile (on average approximately USD 6 per round–turn trade, worldwide, in case of exchange–traded Futures, and on average approximately USD 20 per USD 1,000,000 of the nominal amount of an OTC FX transaction, which includes a prime brokerage fee of currently USD 7 per USD 1,000,000) (however, such actual brokerage and give–up commissions, mark–ups and prime brokerage fees have been as high as approximately 2% for the Standard Risk Profile and approximately 3% for the Enhanced Risk Profile in the past); (b) less pro forma monthly management fees of 0.25% of beginning nominal account size (approximately 3% per annum); (c) less pro forma monthly performance fees at 25% of net new trading profits; and (d) plus pro forma interest income earned on actual funds.

As Transtrend is not privy in all cases to the arrangements between Transtrend's customers and their brokers, the amount of interest income actually earned by such accounts is estimated at a rate equal to 90% of the prevailing interest rate relevant to the underlying currency subset of the Diversified Trend Program. Before May 1, 2004, pro forma interest income was calculated at a rate equal to 90% of the relevant 3–month interest rate on the Nominal Account Size. As of May 1, 2004, the rate of return includes pro forma interest income at a rate equal to 90% of the relevant 3–month interest rate earned by such accounts on Actual Funds. As of September 1, 2008, pro forma interest income on Actual Funds is calculated at a rate equal to 90% of the relevant overnight interest rate.

A negative monthly rate of return is mitigated by a consistent book entry reversal of the pro forma performance fees accrued, and, before May 1, 2004, by pro forma interest income on the nominal account size instead of actual funds, irrespective whether the book entry reversal was actually effectuated or interest was actually received. Certain accounts managed by Transtrend are subject to a variety of additional third party fees and expenses which are not directly related to Transtrend's trading activities for such accounts but which are paid out of the assets of the accounts to various third parties, including, without limitation, selling agents,

Frontier Diversified App. – 44

Table of Contents

PAST PERFORMANCE OF TRANSTREND

The Capsule Performance Table which follows sets forth the actual past performance of all client accounts directed by Transtrend pursuant to the Diversified Trend Program—Enhanced Risk/USD during the period covered by the table. **PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.**

Diversified Trend Program

Subset: Enhanced Risk Profile (US Dollar)
Composite Rate of return on aggregate nominal account size
Pro forma fees, estimated interest income

Month	2010	2009	2008	2007	2006	2005
January	−3.90%	−0.27%	−0.48%	1.64%	1.78%	−4.35%
February		0.76%	5.55%	−4.07%	−2.26%	2.74%
March		−3.34%	1.33%	−3.24%	0.89%	2.03%
April		0.18%	0.59%	5.69%	1.94%	−3.48%
May		−1.28%	3.28%	6.84%	−3.78%	1.03%
June		−1.10%	3.03%	3.65%	−1.26%	4.02%
July		−2.30%	−2.38%	−2.50%	−3.69%	3.26%
August		0.23%	−1.38%	−2.44%	4.72%	−0.49%
September		−0.93%	4.95%	7.81%	0.12%	1.80%
October		−3.48%	7.12%	9.02%	4.56%	−0.67%
November		2.11%	2.57%	−2.16%	3.68%	3.40%
December		−4.79%	2.29%	1.32%	5.29%	−3.00%
Year	−3.90%	−11.28%	29.38%	22.39%	12.03%	5.98%

Referenced Investment:	Transtrend B.V. – Diversified Trend Program Subset: Enhanced Risk/USD being the program referred to by the fund which is subject of the swap.	
Start Date:	1 October 1993	Client Accounts
	1 January 1995	This Subset
No. of Open Accounts:		
In Diversified Trend Program:	58	
In this Subset:	32	
Assets under Management:		
All Accounts:	$ 7,183,382,908	Aggregate Nominal Account Size
	$ 3,003,703,419	Actual Funds
	$ 4,179,679,489	Notional Funds
This Subset (US dollar):	$ 4,493,186,359	Aggregate Nominal Account Size
	$ 1,669,949,115	Actual Funds
	$ 2,823,237,244	Notional Funds
Worst Monthly Draw–down Since 1 January 2005:	–4.79%	December 2009 (Composite)
	–6.69%	December 2009 (Individual Account)
Worst Peak–to–Valley Draw–down Since 1 January 2005:	–15.15%	February 2009/January 2010 (Composite)
	–20.63%	February 2009/ January 2010 (Individual Account)
Closed accounts		
Since 1 January 2005:		
In Diversified Trend Program:		
With positive performance:	33	12.09% / 276.88%
With negative performance:	1	–7.00%
In this Subset:		
With positive performance:	12	12.09% / 97.25%
With negative performance:	0	
Since 1 January 2005:		

Closed accounts

Draw–down means losses experienced by the trading program over a specified period.

Entry/Exit Tools

The entry/exit tools may contain both proprietary trend–following and contra–trend elements and include techniques of (dynamic) profit targets and (dynamic) stops for individual trades. The trading systems act at specific times and upon specific price levels during a market session or during the day.

Transtrend reserves the right to change its trading techniques at any time, without prior notice to or approval from its clients. The implementation of changes will be based on the conclusions of research by Transtrend. The effects of such changes are measured over the course of time and therefore do not necessarily result in a better performance immediately after implementation.

The allocation to Futures, outright or in combinations, can vary over the course of time. As of the date of this prospectus, (assuming no limitations in market selection), the indicative average allocation to Futures, outright or in combinations, within the various portfolios under the Diversified Trend Program tends to be as follows (rounded numbers/indication only):

Interest Rates	ca. 20%
Stock indices and single stocks	ca. 12%
Currencies	ca. 30%
Metals	ca. 7%
Energies	ca. 11%
Agriculturals	ca. 6%
Hybrids	ca. 14%
Total	**100%**

The indicative average allocation of individual accounts is likely to deviate from this indicative average for all accounts.

Portfolios solely containing CFTC-approved Futures deviate from portfolios without such restriction and can have a less diversified exposure to global stock index, single stock and bond Futures.

The use of a particular clearing broker may effectively restrict the access to certain markets or exchanges and henceforth have an impact on the net returns.

At specific points in time a portfolio's composition can deviate significantly from the indicative average, among others because the trading systems are designed to avoid market exposure in (individual) markets that are classified as sideways or as too volatile. Due to their size, small accounts can have a less diversified exposure than large accounts. Certain markets are not liquid enough to be traded for each individual account.

Average Margin Commitment

For fully-funded accounts under the Diversified Trend Program – in its Standard Risk Profile – Transtrend generally commits an average of approximately 10% of the assets in a client account as margin or premium for Futures positions. However, such percentage has varied from approximately 4% to 21% as it is affected by various factors including, without limitation, account size, market conditions, traded markets and the level of margins set by brokers and exchanges.

For partially-funded accounts under the Diversified Trend Program, average margin commitments generally also approximate 10% of the nominal account size based on the Standard Risk Profile. However, such percentage may be significantly higher when expressed as a percentage of the amount of actual funds.

The Diversified Trend Program's Enhanced Risk Profile generally means 1.5 times the leverage, and as such the average margin commitments, of the Diversified Trend Program's Standard Risk Profile.

Money Management Principles

The risk-estimate is trade-based and takes volatility into account. This implies an (internal) risk-evaluation by the applied trading systems, which may lead to adjustments of position sizes during the lifetime thereof. The initial risk evaluation determines the position size at the time of entry. Signaled price behavior may lead to a gradual addition to or reduction of the initial position. Significantly adverse price behavior may lead to a partial or full exit for the remainder of the position. Transtrend reserves the right to temporarily reduce individual or overall position sizes under extreme market conditions of any kind. Such extreme conditions may be real or perceived. It cannot be excluded that such reductions, which have the sole intention to reduce risk, will reduce the profitability which could have been achieved otherwise.

Frontier Diversified App. – 41

One of the strengths of Transtrend's program is the disciplined, systematic and dynamic nature of market participation. The overall performance is determined by the entirety of all markets and all trades. The results of individual trades deserve only limited attention in a portfolio strategy. In a systematic market approach, the consistent (i.e., disciplined) application by Transtrend and a consistent (i.e., prolonged) participation by the client are both essential to realize the pursued returns over the course of time.

The program is designed to be as diversified as possible within the limits of the amount of funds under its management and in the context of the selected portfolio composition based on reasonable minimum transaction sizes in the execution process. The degree of diversification in terms of markets and strategies involved may increase as the account size grows.

The program may hold positions in different Futures, outright or in combinations, with one or more trading systems. A greater degree of diversification of Futures, outright and in combinations, and trading systems generally contributes to a higher stability of returns over the course of time.

Simultaneous application of diverging trading strategies (trading systems), each with a positive profit expectancy over the course of time, can contribute to a different timing of both purchase and sale transactions, thus enhancing smoother performance characteristics when compared to a single trading system.

DESCRIPTION OF PROGRAM

Transtrend has offered its Diversified Trend Program to clients since October 1993. The Diversified Trend Program has two risk profiles: the Standard Risk Profile and the Enhanced Risk Profile (the latter being approximately 1.5 times the leverage of the Standard Risk Profile), investable in various currencies. The Diversified Trend Program can at any time be (net) long, short or neutral in any given market, and the program may include any known Futures market, including OTC currency positions. Currently, Transtrend manages client accounts pursuant to its Diversified Trend Program with portfolio composition, average margin commitment, money management principles and entry/exit tools described below.

Portfolio Composition

In Transtrend's Diversified Trend Program the composition of a fully diversified portfolio includes Futures on interest instruments, stock indices and single stocks, currencies and commodities. Transtrend pursues the highest possible degree of portfolio diversification within relevant constraints, e.g., restrictions imposed by the CFTC on trading certain single stock, non-U.S. stock index and bond Futures for clients qualified as United States Persons, specific client requirements, volume restrictions, limitations as a result of the nominal account size and tax-related market imperfections.

Once the acceptable portfolio components have been defined, Transtrend determines the (relative) proportions of all components within the portfolio on basis of the signaled correlation over the course of time which is re-computed from time to time. Correlation analysis contributes to estimate the risk of coinciding trend reversals on a portfolio level.

Transtrend may use any of approximately 250 (as of March 1, 2010) Futures markets in the Diversified Trend Program. Markets may be removed and additional markets may be added in the future.

Transtrend may trade OTC FX for the accounts it advises under the Diversified Trend Program by means of spot, tom next and forward transactions. Such OTC FX trading is expected to consist of both deliverable and non-deliverable currency pairs. Over time the list of OTC FX currency pairs to be traded may change and may contain currency pairs not currently included in the Diversified Trend Program.

Frontier Diversified App. – 40

DESCRIPTION OF APPLIED CONCEPTS AND METHODOLOGY

The applied principles of risk management play a dominant role. Transtrend's trading program is designed to pursue capital growth within the limits of a defined risk tolerance.

The program is entirely based on quantitative analysis of signaled price behavior of outright Futures and of intra–market and/or inter–market combinations of Futures concerned and therefore not on fundamental analysis.

The program may enter into both long and short positions in any of the Futures involved, or they may have no position. Long and short positions are likely to be leveraged and unhedged and/or uncovered.

The degree of leverage is implicitly determined by the risk/reward profile selected by the client. The degree of leverage can be expressed as the number of contracts traded or held in position per million U.S. dollar under management. A higher degree of leverage represents a higher degree of risk as it goes hand in hand with a higher number of contracts held in a position for each U.S. dollar under management. As such, a selected risk profile has a consequence for the number of contracts traded and/or held in a position for each U.S. dollar under management.

The program is systematic by nature and requires a consistent application. Therefore, discretionary inputs are not essential to the effectiveness of the program. Exceptional market circumstances of the observed past, both favorable and unfavorable, are integrally reflected in the presented performance profile of the program. While Transtrend generally will not use discretionary inputs in trading client accounts, in the event of exceptional market circumstances Transtrend may use discretion in an attempt to limit risk to a position or account. The use of discretion by Transtrend may have a positive or negative impact on performance of an account.

The portfolio composition and the relative weighting of Futures within each portfolio is defined irrespective of the outcome of historical trades. The guiding principle is strategic diversification in pursuit of a maximum attainable risk spreading, taking correlation analysis and degrees of profit expectancy into account.

As the applied strategies require particular transaction sizes to allow for multiple entry and exit points and because certain minimum transaction sizes may be required or recommendable, the attainable degree of diversification is among others a function of the amount under management. Generally, larger accounts have a higher degree of diversification.

Specific risk provisions are computed for each market exposure. The risk provisions are designed to have a pre–defined reliability. In all trading systems the assessment of price volatility plays a prominent role. Risk assessments are determined on the basis of a regular or continuous evaluation of daily price behavior, possibly leading to regular adjustments during the lifetime of exposures.

Collectively and over time, Transtrend's trading systems have generated a significant number of favorable trades, and the average profit per trade has been significantly higher than the average loss per trade. Also, the variance of monthly returns of profitable months has exceeded the variance of the returns of losing months over the course of time.

In most trading systems there are elements which identify and respect the dominant market direction. The trading systems are designed to exploit recurring, non–random characteristics of price behavior in all markets. The totality of the advised trades has thus far represented an 'elevated collective profit expectancy' over the course of time and is expected to provide the basis for future profitability as long as past and future market behavior remain generally compatible over time.

The applied market approach does not forecast markets or price levels but participates in a systematic and dynamic way in signaled price patterns. The trading systems exploit directional price movement of outright prices, of time spreads in one or more time frames and of inter–market and –product combinations.

Frontier Diversified App. – 39

TRANSTREND

A portion of the Frontier Diversified Series Assets may be committed as initial margin, or its equivalent, for strategic investments in one or more swaps, including a swap that references a fund traded pursuant to Transtrend's Diversified Trend Program—Enhanced Risk/USD. The performance of such swap may differ, positively or negatively, from the performance of Transtrend's Diversified Trend Program—Enhanced Risk/USD shown, which differences may be material. Such swaps will be entered into by the trading company established primarily for the Frontier Diversified Series. Such trading company will not own any of the investments or indices referenced by any swap entered into by the trading company and Transtrend therefore is not and will not be a trading advisor to the Frontier Diversified Series by reason of the investment in any such swap. Accordingly, Transtrend is not required to be registered under the CE Act as a CTA or as a member of the NFA as a result of Transtrend's program being referenced by the swap.

Background of Transtrend

Transtrend is a Dutch limited liability company formed in November 1991 to provide commodity trading advisory services to selected clients. Transtrend has been registered as a CTA and CPO under the CE Act since September 23, 1994, and is a member of the NFA in such capacities. Registration under the CE Act and membership in the NFA in no way imply that the CFTC or the NFA have endorsed Transtrend's qualifications to provide the commodity trading advisory services described in this prospectus. Transtrend is also licensed as a portfolio manager, and subject to, among others, regulation by the Autoriteit Financiële Markten (Authority for Financial Markets), or AFM, in the Netherlands. The business office of Transtrend, where its books and records are kept, is located at Weena 723, Unit C5.070, 3013 AM Rotterdam, The Netherlands.

TRANSTREND'S INVESTMENT STRATEGY

Transtrend specializes in the design and management of consistent systematic trading strategies based on quantitative analysis of price behavior while attempting to control risks. The trading systems participate in Futures markets. ("Futures", as used in this description of Transtrend's strategy, means (a) futures, option, option on futures, and forward contracts on currencies, interest rates, interest rate instruments, commodities, individual stocks, stock indices and other indices; and (b) spot currencies, in all cases ((a) and (b)) traded on regulated markets and/or OTC markets. Over time, the underlying values of futures, option, option on futures, and forward contracts traded may also include other economic variables which are now or may hereafter become the subject of organized futures, option or forward trading. Over time, Futures may also include swaps or other derivative, margined instruments, in each case traded on regulated and/or OTC markets.) Current investment portfolios managed pursuant to Transtrend's "Diversified Trend Program" cover a multitude of Futures on underlying values including but not limited to short–term and long–term interest rates, currencies, cross rates, stock indices and single stocks and a variety of commodities, including agricultural products, energy products and metals. Transtrend's market approach attempts to benefit from directional price moves in outright Futures and in combinations of Futures. Apart from trading in the OTC market, Transtrend operates on circa fifty different futures and option exchanges in circa twenty–five countries on five continents. Transtrend's professional expertise is supported by a qualified research team, a sophisticated technical infrastructure, an extensive database and more than 17 years of experience. Transtrend's innovative research team consists of academics, most of them educated in exact sciences such as applied mathematics, econometrics and physics.

Transtrend's first approved trading system started in October 1991 after four years of in–depth price research and product development. Until October 1993, Transtrend managed substantial proprietary accounts with comparable returns based on (at that time) identical trading systems. As of October 1993 Transtrend has offered its trading advisory services to third parties. Since June 2009, Transtrend has been the majority shareholder of KenTyde B.V. ("KenTyde"), a proprietary trading company located in Rotterdam, The Netherlands. Transtrend and its principals do not participate in any of KenTyde's trading or research activities.

Frontier Diversified App. – 38

PAST PERFORMANCE OF WINTON

Winton Diversified Program

The Capsule Performance Table which follows sets forth the actual past performance of the Winton Diversified Program during the period covered by the table. **PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS**

Month	2010	2009	2008	2007	2006	2005
January	-2.51%	0.92%	3.92%	4.03%	3.93%	-5.16%
February		-0.32%	8.21%	-6.39%	-2.74%	5.72%
March		-1.78%	-0.92%	-4.13%	3.88%	4.70%
April		-3.08%	-0.97%	6.13%	5.68%	-4.03%
May		-2.08%	1.95%	5.04%	3.21%	6.49%
June		-1.31%	5.22%	1.83%	-1.34%	2.85%
July		-1.55%	-4.66%	-1.38%	0.62%	2.15%
August		0.31%	-3.09%	-0.96%	4.58%	7.66%
September		2.73%	-0.38%	6.83%	-1.43%	-6.50%
October		-1.54%	3.65%	2.38%	1.43%	-3.02%
November		5.12%	4.48%	2.45%	3.10%	7.05%
December		-2.53%	1.93%	0.12%	2.03%	-4.59%
Year	-2.51%	-5.39%	20.25%	16.13%	15.83%	7.66%

Name of CTA: Winton Capital Management
Name of Portfolio: Winton Diversified Trading Program
Inception of Trading by CTA: October 1997
Inception of Trading of the Portfolio: October 1997
Number of Open Accounts at January 31, 2010:   48
Total Assets Managed by CTA: $12,125,106,000
Total Assets Traded According to the Program: $12,010,484,000
Worst Monthly Percentage Draw–down past five years and Year–to–Date: -6.50% (September 2005)
Worst Peak–to–Valley Draw–down past five years and Year–to–Date :   -10.25% (February 2007 to March 2007)
Number of Profitable Closed Accounts past five years and Year–to–Date: 8
Number of Unprofitable Closed Accounts past five years and Year–to–Date: 1

Draw–down means losses experienced by the trading program over a specified period.

Worst peak–to–valley draw–down means the greatest cumulative percentage decline in month–end net asset value due to losses sustained by the trading program during any period in which the initial month–end net asset value is not equaled or exceeded by a subsequent month–end net asset value.

Frontier Diversified App. – 37

Additionally, from time to time, the long–term standard deviation may also be above or below these limits, thereby having an impact upon the level of gearing used by the Diversified Program. For example, in the event that exceptional market conditions arise, such as the threat of closure of an exchange or other loss of liquidity, it may be determined to operate the Diversified Program at a lower level of gearing.

Monitoring Slippage

Slippage refers to the difference between the market price at the time an order is placed to purchase or sell a contract and the actual price paid to make the purchase or sale. One of the main causes of slippage is attempting to fill an order that is too large to be absorbed easily by the market. Winton monitors slippage primarily to make prompt adjustment in position size and thereby avoid having to give up potential profits.

Use of Stress Testing

Winton conducts frequent stress testing of its models utilizing proprietary simulation software which attempts to measure risk from several perspectives.

The trading methods applied by Winton in its Diversified Program are proprietary, complex and confidential. As a result, the explanation above is of necessity general in nature and not intended to be exhaustive. Winton plans to continue the research and development of its trading methodology and, therefore, retains the right to revise any methods or strategy, including the technical trading factors used, the financial instruments traded and/or the money management principles applied. Such ongoing revisions, unless deemed material, will not be made known to clients.

The trading strategy and account management principles described here are factors upon which Winton may base its trading decisions. Accordingly, no assurance is given that all of these factors will be considered with respect to every trade or recommendation made on behalf of the Diversified Program or that consideration of any of these factors in a particular situation will lessen a client's risk of loss or increase the potential for profits.

Execution of Orders and Order Allocation

Winton will select the type of order to be used in executing client trades and may use any type of order permitted by the exchange on which the order is placed.

Winton may place individual orders for each account or a block order for all accounts in which the same financial instrument is being cleared through the same futures commission merchant. In the latter instance, Winton will allocate trades to accounts using a proprietary algorithm. The aim of this algorithm is to achieve an average price for transactions as close as mathematically possible to the mean for each account. This takes the form of an optimization process where the objective is to minimize the variation in the average allocated price for each account. On occasion, it may direct the futures commission merchant for the accounts to apply its own neutral order allocation system to assign trades. Partial fills are allocated in proportion to account size.

Electronic Trading

Winton now executes the majority of its trades automatically via computer rather than using intermediaries such as brokers. The hardware and software needed to effect trades electronically may contain or develop defects that prevent an execution from occurring or cause the wrong execution to take place. In addition, electronic markets may suffer malfunctions for reasons beyond Winton's control. Winton employs dedicated Information Technology staff to test and monitor its equipment and maintains back–up systems in case of a catastrophe affecting its main system. However, there is no assurance that these efforts will avoid trading errors or failures under all circumstances.

THE DIVERSIFIED PROGRAM PORTFOLIO

Composition of the Portfolio

The Diversified Program tracks approximately 120 diversified, highly liquid financial instruments. At any point in time, it may be holding long or short positions or hold no position at all in each of the markets it follows. The Diversified Program's portfolio consists mainly of positions in the following futures markets: stock indices; bonds; short−term interest rates; currencies; precious and base metals; grains; livestock; energy and agricultural products. In addition, the Diversified Program may trade in certain OTC instruments, such as, but not limited to, forward contracts on foreign exchange and interest rates and swaps. In addition, the Diversified Program may trade in government securities such as bonds and other similar instruments.

Through its research initiatives, Winton is constantly looking for new opportunities to add eligible markets to the portfolio, thus further increasing the portfolio's diversification.

An Emphasis on Diversification

The Diversified Program strives to maintain a highly diversified portfolio because holding positions in a variety of unrelated markets has been shown, over time, to decrease system volatility. Research has demonstrated that use of a sophisticated and systematic schema for placing orders in a wide array of markets increases the possibility that an overall profit maybe realized after a sufficient period of time.

An Emphasis on Managing Risk

The management of risk is an integral part of the Trading System. Return and risk are two sides of the same coin. It is impossible to achieve a given level of return without accepting a certain amount of risk. Winton's focus within risk management is on targeting, measuring and managing risk. Owing to the leverage inherent in futures trading, position sizes are set according to Winton's expectation of the risk that such positions will provide rather than the amount of capital required to fund such positions.

In the experience of Winton's management, efforts to preserve capital have a greater effect on rate of return than does the identification of profitable trading opportunities. It is far easier to give back profits than to make them in the first place. The following serve as examples, but do not begin to describe the many efforts Winton makes to attempt to limit risk. However, there is no assurance that any of these efforts will succeed in lessening the possibility or size of a loss.

The Setting of Volatility Estimates and Gearing (Leverage)

Each day, the Trading System sets volatility parameters (known as the "instantaneous forecast standard deviation") for each position held in the portfolio. The purpose of these parameters is to estimate the likely size of a market shift (whether up or down) over the next 24 hours, in much the same way as the futures exchanges estimate the likely market shift when deciding how to set the initial margin for a future or the daily price limits for a market.

The primary determinant of the daily volatility parameters is the amount of leverage or level of gearing used by the Diversified Program. The leverage or gearing is measured in terms of the Diversified Program's margin−to−equity ratio. This ratio is calculated by dividing the amount of margin posted with the futures commission merchant by the value of the portfolio.

The level of gearing typically used by the Diversified Program is normally determined by targeting a long−term daily standard deviation of between 0.6 per cent and 0.7 per cent of the value of the portfolio. However, it should be noted that the Diversified Program's instantaneous forecast standard deviation (defined as the instantaneous risk Winton expects within the next 24 hours) will still vary outside these limits. In order to target a given level of long−term risk, the instantaneous risk is allowed to fluctuate within a range around the long−term risk target.

Frontier Diversified App. − 35

Examples of research and investigation that might lead to the modification of the Trading System include research pointing to changes in the liquidity or volatility of markets, the interpretation or meaning of data or the long–term expectation of market interrelationships. Another key factor contributing to change is simply the availability of new data.

In short, the Diversified Program relies not just on a Trading System, but a process.

Inevitably, as a result of research developments, Winton must make decisions about the timing, frequency and size of modifications to the Trading System. Certain changes may occur on a daily basis whilst others may involve more significant adjustments and therefore occur less frequently. Generally, non–substantive changes may be carried out at the discretion of Winton's Chief Investment Officer and the Production Team. However, material changes require the approval of both Winton's Investment Committee and Managing Director. Winton's Investment Committee meets monthly, and its membership comprises all senior heads of Winton's research team together with David Harding, Matthew Beddall and Peter Jauhal.

Responses to Unusual Circumstances. Occasionally, external, unforeseen or dramatic events may impact the markets. These exceptional market events by their very nature are often difficult to predict and have uncertain consequences. Examples of such exceptional market events include loss of market liquidity, the threat of counterparty risk as presented in the credit default swap debacle of 2008, the closure of an exchange (as occurred after the terrorist attacks of September 2001), the introduction of the Euro, the closure of the tin contract in 1984, the suspension of the Hong Kong Futures Exchange in 1987 and the suspension of trading in the Malaysian Ringgit in 1997.

Winton's trading principals may decide that such events fall entirely outside the scope of the research upon which the Diversified Program is based and may determine to exercise some discretion rather than follow the dictates of the system. Whilst discretionary inputs are generally not essential to the effectiveness of a "systematic" trading model, it is nonetheless important to recognise that given the often rapid and unpredictable nature of some market events, not every decision to change the Trading System can be conceived as entirely "systematic" and may be more "discretionary" in nature. Such discretionary decision–making would normally only be taken in order to reduce risk and would generally be temporary in nature. It is important to stress that these acts might not enhance the performance of the Diversified Program over what might have otherwise been achieved without the exercise of such discretion.

The Capacity of the Diversified Program

At present, the Diversified Program has no pre–set capacity limit. This is not to suggest Winton's lack of concern about capacity, indeed, it remains an issue of great importance to Winton's research team. However, Winton believes that its ability to manage capacity is, to a degree, related to the success of its ongoing research initiatives in this area. For example, part of Winton's research is focused on the studying of the mechanics of open interest in order to better understand liquidity in global futures markets.

Frontier Diversified App. – 34

Description of the Trading System.

The Trading System is a proprietary, computer-based system best described as the "output" of a complex schema of numerous computer programs developed by Winton's research team. The Trading System is maintained and managed by Winton's Production Team, the team responsible for encoding and running the computer programs.

The Trading System instructs the Diversified Program on how to respond to unfolding market events in order to profit from price movements. The Trading System tracks the daily price movements and other data from the markets it follows, and carries out certain computations to determine each day how long or short the portfolio should be to maximize profit within a certain range of risk. If rising prices are anticipated, a long position will be established; a short position will be established if prices are expected to fall. As a result of its statistical research, Winton believes that each trade executed by the Diversified Program will have a slight statistical advantage leading to sustained profits over time.

A Technical System Employing Both Trend-Following and Non-Directional Trading

The Diversified Program can be thought of as more "technical" than "fundamental" in nature. The term "technical analysis" is generally used to refer to analysis based on data intrinsic to a market, such as price and volume. It is often contrasted with "fundamental" analysis that relies upon analysis of factors external to a market, such as crop conditions or the weather.

One feature of a trend-following system is that it attempts to take advantage of the observable tendency of the markets to trend, and to tend to make exaggerated movements in both upward and downward directions. These exaggerated movements can be thought of as resulting from the influence of crowd psychology, or the herd instinct, amongst market participants.

Trend-following systems are frequently unprofitable for long periods of time in particular markets or market sectors, and sometimes for spells of longer than a year or so, even in large portfolios. However, in Winton's experience, over a span of years such an approach has shown to be consistently profitable.

The Diversified Program relates the probability of the size and direction of future price movements with certain indicators derived from past price movements to produce algorithms that characterize the degree of trending of each market at any point in time. While all trend-following systems function in this way to some degree, the unique edge possessed by the Winton Trading System lies in the quality of the research underlying its algorithms. These enable Winton's Trading System to suffer smaller losses during the markets' inevitable whipsaw periods and to take better advantage of significant trends when they occur. As noted below, Winton is continually involved in improving upon its models.

In addition to its trend-following models, the Diversified Program contains certain "non-directional" models that derive their forecasts from factors often excluded by technical analysis. In these quantitative systems the primary input is likely to be information about the yield curve or an economic variable rather than market price. These models work in the same way as those based on technical analysis, except that they use a different set of forecasting variables.

A Trading System Subject to Constant Adaptation

The Trading System instructs and adapts the Diversified Program's trading exposures automatically and continuously. As is to be expected with any research-driven trading system, the Trading System is dynamic. It is subject to modification over time as new relationships are discovered. This research may result in the development of additional computer models or revisions to existing models.

strategy. Mr. Beddall was appointed as Chief Investment Officer in December 2008 and his responsibilities are now principally focused on managing the investment process behind the Fund and the oversight of a large part of Winton's research department. Mr. Beddall also holds an MSc in Applied Statistics from Birkbeck College University of London which he was awarded in 2003. Mr. Beddall became registered with the NFA as an associate member and listed as an associated person of Winton since February 12, 2009, and listed as a principal since January 28, 2009.

Rajeev Patel

Rajeev Patel was appointed to the board of directors of the Investment Advisor in June 2009. Mr Patel graduated from Trinity and All Saints College, Leeds with a degree in Economics and Business Administration and joined the Investment Advisor in April 1997. During the last 12 years Mr Patel has been centrally involved in the Investment Advisor's trading and operations functions. He has overseen the development and implementation of a number of automated accounting and reconciliation processes at the Investment Advisor as the company has moved from external to proprietary systems. Mr Patel is currently responsible for the Operations Department covering Operations IT, Fund Accounting and Settlements. Mr. Patel was originally registered with the Securities and Futures Authority and was "grandfathered" into the new regime as a Financial Services Authority approved person in December 2001. He has been listed as an NFA associated person and registered as an associated person since May 1998 and was appointed Associate Director at Winton in April 2007. Mr. Patel became listed with the NFA as a principal of Winton in June 2009.

Amur Jersey Limited and Samur Jersey Limited each became listed as principals of Winton in February 2007.

WINTON TRADING PROGRAM

Investment Objective

The investment objective of the Diversified Program is to achieve long–term capital appreciation through compound growth. This goal is achieved by pursuing a diversified trading scheme that does not rely upon favourable conditions in any particular market, nor on market direction.

The Diversified Program seeks to combine highly liquid financial instruments offering positive but low Sharpe ratios (meaning that profits have been achieved with a certain level of risk) and generally low correlation over the long term to other markets such as equities and fixed income.

[*Please note that although Winton's historic correlations have been low in relation to major asset classes over the long term, over shorter timeframes Winton can be significantly correlated.]

A Systematic Investment Approach

The Diversified Program employs what is traditionally known as a "systematic" approach to trading financial instruments. In this context, the term "systematic" implies that the vast majority of the trading decisions are executed, without discretion, either electronically or by a team responsible for the placement of orders (the "Trading Team"), based upon the instructions generated by the Winton Computer Trading System (the "Trading System"). A majority of the trades in the Diversified Program are executed electronically. The Diversified Program blends short–term trading with long–term trend following, using multiple time frames in addition to multiple models. As its name implies, the Diversified Program allocates for maximum diversification. A sophisticated system of risk management is evident in all aspects of the Program.

Martin John Hunt

Mr Hunt, chief operating officer and founder of the Investment Advisor, first became involved in managed futures in January 1986, when he managed the trading operations of Sabre until February 1988. Mr. Hunt then joined Adam, Harding and Lueck, and between February 1988 and 1991, he was responsible for managing their trading operations and establishing a trading facility in Switzerland. In August 1991, Mr Hunt assumed responsibility for marketing and operations at Royston Investments Ltd, which at the time was a CFTC-registered CTA. In March 1994, he established himself as an independent marketing and compliance consultant to firms in the UK managed futures industry before joining Palatinate Investment Management Limited in August 1994 as director of Marketing, Operations and Compliance before leaving in January 1997. He was then recruited to handle the formation, structuring and subsequent day-to-day running of the Investment Advisor. Mr Hunt supervises the Investment Advisor's operations as well as being responsible for the firm's regulatory compliance and finance. Mr. Hunt was approved as a principal and registered as an associated person of Winton in January 1998.

Anthony Hamilton Daniell

Mr. Daniell, born in 1954, is a director at Winton and leads the sales and marketing team. After 10 years in the British Army, which included gaining a Civil engineering degree, Mr. Daniell began his career in the financial sector in March 1983 at David Allsopp and Partners, as an equity analyst following US defense companies. He moved to Rowe and Pitman in April 1986 where he became co-head of US Equity sales. From March 1994 to December 2001 Mr. Daniell was co-head of Emerging markets and then Head of Latin American Equities. During this time Mr. Daniell was responsible for cash and derivative sales, trading and research and was promoted to Managing Director in January 1999. During the period April 1986 to December 2001, as a result of a series of mergers and acquisitions Rowe and Pitman changed its name a number of times and ultimately became part of UBS. Mr. Daniell left UBS in December 2001. In January 2002 he started at Eday Ltd, an FSA registered private limited company which marketed absolute return funds. In 2003, Eday Ltd began to assist Winton's marketing. In October 2004 Mr. Daniell became a Winton employee and then became a director in October 2006. Mr. Daniell was registered as an associated person of Winton in April 2005 and approved as a principal in October 2006.

Gurpreet Jauhal

Gurpreet Jauhal has been appointed to the Main Board of Directors at Winton. He has also been appointed Chief Administrative Officer (Research). Gurpreet studied Mathematics at Cambridge University from September 1980 to June 1983 before qualifying as an actuary in 1989. He began his career as an actuarial assistant at Swiss Reinsurance in August 1983, leaving in February 1985. He then joined Mercer Human Resources Consulting, again acting as an actuarial assistant until March 1986. He then became an associate at Towers Perrin until April 1991. He was an associate director at Hay Management Consultants until April 2001, a senior consultant at Mercer Human Resources Consulting until March 2002, managing director at Inbucon Consulting until April 2004 and then an associate (HR Consulting) at Hewitt Associates from April 2004 until July 2006. Gurpreet joined Winton as Director of Creativity and Motivation in August 2006. He had been working as a consultant for Winton since April 2004. Gurpreet's primary role has been organization design and implementing strategies for growth. Gurpreet was approved as a principal of Winton in September 2008.

Matthew Beddall

Mr. Beddall is the Chief Investment Officer of Winton. He graduated from the University of Southampton with a first class honours degree in Mathematics and Computer Science in 2001. He initially joined Winton in July 2000 as a summer intern, returning in July 2001 after graduation from university as a full-time researcher. Throughout his employment with Winton, Mr. Beddall has been extensively involved in the research process and has lead the development of much of the software that underlies the design and running of Winton's trading

WINTON

Background of Winton

Winton Capital Management Ltd., a limited liability company registered in England and Wales, became registered under the CE Act as a CTA in January 1998 and as a CPO in December 1998. It is a member of the NFA. Winton has its principal office and maintains all books and records at 1–5 St. Mary Abbot's Place, London W8 6LS, United Kingdom. Winton is also regulated by the United Kingdom's Financial Services Authority. Winton will conduct trading for the Frontier Diversified Series and Frontier Masters Series through a trading company pursuant to Winton's Diversified Program.

Principals of Winton

David Winton Harding

David Harding, managing director and founder of the Investment Advisor, graduated from Cambridge University with a First class Honours degree in Natural Sciences specialising in Theoretical Physics. He joined stockbroker Wood MacKenzie as a graduate trainee in September 1982 and was involved at the inception of the LIFFE Financial futures market. A year later in 1983 he moved to Johnson Matthey & Wallace, a commodity futures broker, and then joined Sabre Fund Management (Sabre) in November 1984, one of the UK's first commodity trading advisors or CTAs. At Sabre, Mr Harding was able to apply his scientific training to develop techniques for trading a wide variety of futures markets.

Mr Harding then joined Brockham Securities, the Adam Family sugar trading company, in December 1986 where he assisted in the Development and Marketing of the futures fund management services. He left shortly afterward to co–found Adam, Harding and Lueck or AHL Ltd in February 1987. AHL brought together the programming and system development abilities of Michael Adam and Martin Lueck with Mr Harding's research and marketing skills. AHL rapidly became one of the leading UK CTAs. In 1989, ED&F Man plc or the Man Group acquired a 51 per cent stake in AHL and began distributing AHL's products globally. Over the next five years the three principals built a firm with sizeable assets under management and which employed nearly 100 staff including research teams developing mathematical and statistical trading strategies. AHL is still the flagship fund of the Man Group.

In 1993 Mr Harding was invited to present a paper to a special symposium of London's Royal Society, on the subject "Making Money from Mathematical Models." This paper was subsequently incorporated into two books on the subject.

In September 1994, the Man Group floated on the London Stock Exchange and acquired the remaining 49 per cent of AHL. Mr Harding then formed and ran Man Quantitative Research, an in–house advanced statistical research team and in 1997 the Investment Advisor was founded by Mr Harding, Martin Hunt and Osman Murgian (an early shareholder and investor of AHL). Mr. Harding was registered as an associated person of Winton and approved as a principal of Winton in January 1998.

Mr Harding is also a trustee of the Winton Charitable Foundation, which in 2007 endowed the Winton Professorship of the Public Understanding of Risk in the Department of Pure Mathematics and Mathematical Statistics at Cambridge University. Similarly, the David Harding Foundation has endowed the David Harding Centre for Risk Literacy at the Max Planck Institute in Berlin, Germany.

Osman Murgian

Mr. Murgian, born in 1934, is a founding director of Winton. Educated in Brighton College in England, Mr. Murgian was also one of the original shareholders and directors of AHL. Mr. Murgian lives in Nairobi, Kenya, and is the owner of or an investor in a number of international businesses ranging from real estate to transportation. Mr. Murgian has a beneficial interest of more than 10% of Winton's share capital. This interest is held by Samur (Jersey) Ltd and Amur (Jersey) Ltd both of which are investment holding companies ultimately owned by Mr. Murgian's family foundation. Mr. Murgian was approved as a principal of Winton in January 1998.

PAST PERFORMANCE OF TIVERTON

The following summary performance information reflects the composite performance results of Tiverton Trading Inc. during the period covered by the table.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Tiverton Trading, Inc.

Month	2010	2009	2008	2007	2006
January	1.43%	−0.80%	3.27%	−0.32%	
February		−0.65%	7.08%	3.39%	
March		−1.60%	1.44%	0.26%	
April		−1.01%	0.69%	0.98%	4.76%
May		−2.20%	0.68%	0.92%	3.59%
June		−3.78%	1.43%	2.57%	−0.17%
July		−0.86%	1.84%	0.37%	−1.30%
August		−0.64%	1.47%	0.73%	−0.63%
September		0.97%	2.22%	6.54%	−0.89%
October		0.52%	7.75%	−0.48%	2.09%
November		1.47%	3.52%	0.99%	4.59%
December		−0.73%	4.79%	4.69%	−0.82%
Year	1.43%	−3.39%	37.20%	21.50%	11.50%

Name of CTA:	Tiverton Trading, Inc.
Name of program:	Discretionary Trading Methodology
Inception of trading by CTA:	April 2006
Inception of trading in program:	April 2006
Total Client Assets Under Management Traded Pursuant to Trading Program (including Notional Funds) :	$321,449,258
Total Client Assets Under Management Traded Pursuant to Trading Program (excluding Notional funds) :	$103,094,319
Total Assets Under Management all Programs (including Notional Funds) :	$321,449,258
Total Assets Under Management all Programs (excluding Notional Funds) :	$103,094,319
Number of Client Accounts Open:	9
Worst Monthly Percentage Draw−down*:	−3.78% (June 2009)
Worst Peak−to−Valley Draw−Down:	−6.27% (January 2009 to August 2009)
Number of Accounts Using Trading Program Closed with Profits:	0
Number of Accounts Using Trading Program Closed with Losses:	0

* "Draw−Down" means losses experienced by the trading program over a specified period.

"Worst Monthly Percentage Draw−Down" is the largest monthly loss experienced by the program in any calendar month expressed as a percentage of the total equity in the account and includes the month and year of such draw−down.

Worst Peak−to Valley Draw−down is the greatest cumulative percentage decline in month−net asset value due to losses sustained by the trading pursuant to the program during which the initial month−end net asset value is not equaled or exceeded by a subsequent month−end net asset value.

The Monthly Rate of Return is computed by dividing Monthly Performance by Beginning Equity plus Additions. The monthly rates are then compounded to arrive at the annual rate of return.

Tiverton will seek to move stop loss exit levels in the direction of the trend, in an attempt to protect a portion of the unrealized profit of the trade. Tiverton may add to existing positions during corrections to the main trend or at other times, such as following break-outs (or breakdowns) from congestion patterns.

It is Tiverton's belief that the key to success in trading futures markets lies in money management. As part of its money management, the Tiverton will determine when to take losses and when to realize profits, how large positions should be, when to increase regular position size after a period of sustained growth in trading equity, and most difficult, how to deal with losing or "flat" periods. An important aspect of Tiverton's trading methodology is the emphasis placed on capital preservation and the avoidance of large equity draw-downs. These themes are an integral part of Tiverton's trading methodology. On occasion this may result in Tiverton's client accounts not being invested in so called "hot" markets undergoing major price trend moves, because Tiverton feels the risk-reward characteristics of the market are no longer favorable.

Tiverton may trade in any commodity or financial futures interest that is now traded, or may be traded in the future, on exchanges and markets located within the United States and abroad. Tiverton invests in futures contracts, both for financial instruments and commodity markets, as well as forward contracts on foreign exchange markets and the London Metal Exchange. Options on futures and forward contracts are also traded. The traditional market groups in which Tiverton invests are: foreign exchange, short and long term Interest rates, equity indices and their sectors, base and precious metals, grains, the soy complex, softs and industrials. It is possible for a client account to have no investment positions at certain times. In times when its investment portfolio has a larger number of investment positions, the existing positions will probably be significantly correlated. As stated above Tiverton will invest in options on futures and forward contracts. It will typically use simple options strategies when it believes such strategies offer better risk-reward characteristics than outright long/short futures and forward positions.

Frontier Diversified App. - 28

Table of Contents

Sandra Craig

Sandra Craig is a principal of Tiverton but is not involved in its operations.

Tiverton will conduct its trading for its allocation from the Frontier Diversified Series and Frontier Masters Series units through a trading company pursuant to Tiverton's Discretionary Trading Methodology Program.

TIVERTON INVESTMENT STRATEGY

The objective of Tiverton is to achieve capital growth while attempting to control risks with disciplined money management. Tiverton pursues this objective by primarily trading in commodity interests, which includes, without limiting the foregoing, futures contracts, forward contracts and options thereon.

Tiverton's trades a client's assets in accordance with its trading methodology, which generally has the following characteristics:

Fundamental. Tiverton may base its trading decisions on "fundamental" analysis. Such analysis attempts to examine the underlying factors which affect the supply and demand and hence the price of a commodity.

Technical. The methodology may also use "technical" analysis based on the theory that a study of the markets themselves provides a means of anticipating price movements. This approach examines, for example, trend lines, support and resistance points, retracement levels, moving averages, volatility levels, volume, open interest levels and other statistical indicators.

Risk Management. An important aspect of Tiverton's trading methodology is the emphasis placed on capital preservation and the avoidance of large equity draw—downs. These themes are an integral part of Tiverton's trading methodology.

TIVERTON'S DISCRETIONARY TRADING METHODOLOGY

The objective of Tiverton is to achieve capital growth while attempting to control risks with disciplined money management. Tiverton relies on a combination of fundamental and technical analysis in making trading decisions, with the objective of participating in major price moves in the markets traded.

Substantial positions are not normally taken in a direction believed to be counter to the primary trend of the market. The technical approach focuses on price charts and variables such as open interest, over bought/over sold indicators, moving averages, and support and resistance areas.

Tiverton also relies upon fundamental analysis. Fundamental analysis, in respect to commodities, attempts to estimate equilibrium commodity prices by modeling or estimating supply and demand for individual commodities as well as stocks available to the market. With financial futures and currencies, other fundamental factors, such as inflation rates, interest rates, and current account balances are of primary interest.

Given the emphasis on both technical and fundamental analysis of markets, Tiverton generally only takes large positions when it believes the fundamental outlook is in accord with the major price trend detected by the technical analysis. When its fundamental views indicate a change in the major price trend and it believes this to be confirmed by strong signals of reversal in the price pattern and perhaps other technical indicators; however, Tiverton may take a position that is counter to the major trend then in effect. Given the importance placed on participating in major trends, Tiverton takes an important countertrend position only when clear stop—loss chart points exist to limit losses.

TIVERTON

Background of Tiverton

Tiverton is a Washington corporation that engages in the management of commodity trading accounts for qualified investors pursuant to its trading methodology. Tiverton became registered as a CPO and CTA under the CE Act in August 29, 2005. Tiverton is also a member of the NFA. Tiverton's principal place of business is located at 201 South Biscayne Blvd., Suite 2840, Miami, Florida, 33131.

Principals of Tiverton

Grenville Craig

Grenville Craig is the President of Tiverton. Grenville Craig started trading futures for investment accounts in 1977 when he joined Commodities Corporation, or CC, a CTA and CPO. Mr. Craig served in various capacities including Senior Vice President and as a member of the Management Policy committee, and was a principal of such firm from July 1980 to May 1983. Mr. Craig left CC in September 1989. In August 1984 he founded Tiverton Trading Inc., a predecessor company of Tiverton, which managed proprietary and client accounts and pools independently of Commodities Corporation. Mr. Craig was a principal of Tiverton Trading Inc. from August 1984 to December 1993 and its associated person from May 1986 to December 1993. In September 1989 Mr. Craig founded Princeton Paris Research Corporation, a CTA and CPO. He was a principal and associated person of Princeton Paris Research Corporation from June 1990 to March 1991 and from April 1992 to July 1998. He was also a principal and associated person of Tiverton Trading Ltd., a CTA and CPO, from August 1995 to December 1998. Since January 1994 Mr. Craig has been the President of Leeward Services Corp., a company through which he conducted his own investment activities and through which he hired others to assist him. In December 2009, Mr. Craig became registered as an associated person and listed as an NFA associate member and principal of Tiverton Trading, a Cayman Islands-based CTA and CPO. He is the President of Tiverton Trading.

Mr. Craig's research interests focus predominantly upon the "macro-economic" markets, the metals, financial futures, and currencies.

Mr. Craig graduated from Harvard College *cum laude* in 1963, from MIT's Sloan School of Management in 1968, and received a PhD from Yale University in Economics in 1977.

Mr. Craig became a principal and associated person of Tiverton in August 2005. He participates in the trading decisions for Tiverton, as well as selects and supervises other persons at Tiverton so engaged.

Justin Wicks

Justin Wicks is a Portfolio Manager and Manager of Operations of Tiverton. He has been successfully trading proprietary assets for Leeward Services Corp. and Tiverton since February 2001 and, as a Portfolio Manager of Tiverton, will have responsibility for a portion of Tiverton's client assets. Mr. Wicks also oversees all agricultural commodity research and the daily management of Tiverton's office. Mr. Wicks has been actively employed within the futures markets since 1995. Mr. Wicks joined Tiverton in February 2005 and became a registered associated person of Tiverton in August 2005 and listed as a principal in January 2008. Mr. Wicks became registered as an associated person and listed as an NFA associate member of Tiverton Trading, a Cayman Islands based CTA and CPO, in December 2009. Mr. Wicks worked for Leeward Services Corp from January 1999 to February 2005, first as an analyst and Trading Assistant to Mr. Craig and later rising to the position of an Associate Trader. During June 1995 to October 1997 Mr. Wicks worked for Finacor Vendome, a major French derivatives brokerage house, on the MATIF Exchange in Paris. Mr. Wicks graduated with a B.A. in History from King's College, University of London in 1995.

PAST PERFORMANCE OF QUANTMETRICS

The Capsule Performance Table which follows presents the performance results of the QM Futures Program for the period covered by the table. **PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.**

QM Futures Program

Month	2010	2009	2008	2007	2006	2005
January	0.42%	0.02%	4.03%	2.41%	0.07%	1.57%
February		1.23%	1.43%	2.92%	0.51%	(0.18%)
March		1.11%	(0.76%)	3.49%	0.35%	1.03%
April		0.34%	0.78%	0.43%	0.87%	3.22%
May		0.54%	2.44%	1.79%	2.43%	(0.17%)
June		0.28%	5.12%	2.55%	1.54%	(0.93%)
July		0.81%	0.10%	1.38%	2.27%	2.30%
August		0.36%	1.63%	0.86%	0.98%	3.73%
September		(0.04%)	(0.48%)	2.36%	0.81%	1.39%
October		0.23%	2.54%	(0.01%)	0.93%	1.04%
November		0.60%	3.20%	2.48%	1.39%	1.07%
December		(0.45%)	0.72%	1.66%	0.34%	0.32%
Year	0.42%	5.13%	22.63%	24.68%	13.20%	15.26%

Name of CTA:	QuantMetrics Capital Management LLP
Name of Portfolio:	QM Futures Program
Inception of Trading by CTA:	March 2004
Inception of Trading of the Portfolio:	March 2004
Number of Accounts Open:	17 (9 Premier, 8 Directional)
Total Assets Managed by CTA:	$1.27 billion
Total Assets Traded According to the Program:	$1,080mm ($870mm Premier, $174mm Directional)
Worst Monthly Percentage Draw–down:	−0.93% June 2005
Worst Peak–to–Valley Draw–down:	−1.10% April 2005 to June 2005
Number of Profitable Accounts That Have Opened and Closed:	5
Range of Returns Experienced by Profitable Accounts:	7.21% to 103.29% (accounts still open)
	3.52% to 31.23% (accounts closed)
Number of Unprofitable Accounts That Have Opened and Closed:	0
Range of Returns Experienced by Unprofitable Accounts:	N/A

Monthly Rate of Return is calculated by dividing the sum of the net performance for all accounts by the sum of the monthly beginning nominal net asset values of the accounts plus time–weighted additions and time–weighted withdrawals.

*   Draw–down means losses experienced by the trading program over a specified period.

**   Worst peak–to–valley draw–down means the greatest cumulative percentage decline in month–end net asset value due to losses sustained by the trading program during any period in which the initial month–end net asset value is not equaled or exceeded by a subsequent month–end net asset value.

QUANTMETRICS TRADING STRATEGY

The QM Directional Strategy

The QM Directional Strategy is a quantitative directional futures program. The program aims to provide investors with long-term capital appreciation by realising short-term gains.

The investment approach identifies and captures market inefficiencies using statistical and econometric models. The program employs a collection of very short-term futures trading strategies with holding periods ranging from 1 minute to 1 day. As the program selectively chooses the timing of trades, it is ideally positioned to benefit from price shocks. Disciplined risk management is built into each trading algorithm, with time stops and stop losses strictly adhered to.

The program is unhedged but benefits from cross-market diversification. The markets traded include stock index futures, fixed income futures, currency futures, metals futures and energy futures.

The QM Premier Strategy

The QM Premier Strategy is a quantitative market neutral index futures strategy. The program aims to provide investors with long-term capital appreciation by realising short-term gains. The investment approach identifies and captures market inefficiencies using statistical and econometric models.

The strategy employs a collection of high frequency futures trading strategies with holding periods ranging from 1 minute to 1 day. As the strategy selectively chooses the timing of trades, it is ideally positioned to benefit from price shocks.

Disciplined risk management is built into each trading algorithm, with time stops and stop losses strictly adhered to.

The QM Futures Program

The QM Futures Trading Program is a combination of the QM Directional and the QM Premier strategies.

Frontier Diversified App. − 24

QUANTMETRICS

Background of QuantMetrics

QuantMetrics was formed in March 2003 by Dr. Mushtaq Shah and Mr. James Fowler. Its offices are located at 1 Red Place, W1K 6PL London, United Kingdom. QuantMetrics has been registered under the CE Act as a CTA and has been a member of the NFA since April 2006.

Principals of QuantMetrics

Dr. Mushtaq Shah

Dr. Mushtaq Shah is a founding partner of QuantMetrics. Dr. Shah, together with James Fowler, is responsible for all trading and money management decisions made by QuantMetrics. Dr. Shah has been listed as a principal with QuantMetrics since April 27, 2006.

Dr. Shah obtained a first class degree in Econometrics and Mathematical Economics from the London School of Economics in June 1985. He obtained an M.Phil in Economics from Cambridge University in June 1986 and a PhD in Financial Econometrics from the London School of Economics in June 1994.

Dr. Shah worked for UBS Securities Ltd, an investment bank, as European Economic Analyst from September 1986 to August 1989 and then for Goldman Sàchs International, an investment bank as an Executive Director: Quantitative Analyst/Proprietary Trader until April 1994. Dr. Shah was between employment in May 1994. From June 1994 until May 1996 Dr. Shah worked for NationsBank Europe PLC, an investment bank, as a Senior Quantitative Analyst/Equity Proprietary Trader. From June 1996 to April 1999, Dr. Shah was a Director at Credit Suisse First Boston, an investment bank, where he was the head of convertible trading. Dr. Shah was between employment from May 1999 through August 1999. From September 1999 until March 2003 Dr. Shah worked for Equinox Capital Management Ltd., an alternative asset management firm, where he was Head of Research and where he and Mr. Fowler managed a multi strategy equity arbitrage hedge fund. In March 2003, Dr. Shah and Mr. Fowler founded QuantMetrics.

Mr. James Fowler

Mr. Fowler obtained a Masters in Engineering from Oxford University in June 1997 after which he worked for Credit Suisse First Boston, with Dr. Shah as a proprietary trader in the Equity Derivatives and Convertibles Group.

Mr. Fowler left Credit Suisse in April 1999, to work as a trader for Och-Ziff Capital Management, an alternative asset management firm, until August 1999 before returning to the UK to work with Dr. Shah at Equinox Capital Management in August 1999 where he was a Portfolio Manager for the multi strategy fund, the Eclipse 1 Fund. In March 2003, Mr. Fowler left Equinox Capital Management Ltd. to co-found QuantMetrics. Mr. Fowler became registered as an associated person and listed as a principal and NFA associate member of QuantMetrics effective April 27, 2006, April 11, 2006, and April 27, 2006, respectively.

QuantMetrics Ltd.

QuantMetrics Ltd. became registered as a principal of QuantMetrics on March 1, 2006.

PAST PERFORMANCE OF QIM

The following summary performance information reflects the composite performance results for QIM's Global Program during the period covered by the table.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Global Program

Month	2010	2009	2008	2007	2006	2005
January	-4.33%	6.29%	-7.77%	1.65%	1.04%	-0.39%
February		-0.17%	5.17%	1.37%	1.46%	-1.68%
March		-2.32%	3.62%	5.50%	0.92%	-4.48%
April		4.38%	2.08%	1.32%	-2.17%	7.19%
May		3.69%	5.70%	-4.03%	5.12%	2.94%
June		-0.75%	-1.63%	0.94%	-2.57%	-2.17%
July		1.82%	1.92%	2.05%	2.05%	0.62%
August		0.78%	3.41%	7.66%	-0.26%	0.80%
September		1.40%	3.02%	1.09%	1.52%	0.98%
October		-2.51%	-2.53%	3.98%	2.37%	0.56%
November		2.12%	2.33%	3.02%	0.21%	1.94%
December		-3.70%	0.68%	1.15%	-1.28%	3.08%
Year	-4.33%	11.07%	11.94%	28.41%	5.23%	19.54%

Name of CTA:	Quantitative Investment Management LLC
Name of Trading Program:	Global Program
Date CTA Began Trading Client Accounts:	October 2003
Date CTA Begin Trading This Program:	October 2003
Number of Client Accounts in This Program:	35
Client Assets Under Management in All Programs:	$1,451,023,000 Actual
	$4,497,868,000 Nominal
Client Assets Under Management in This Program:	$1,445,809,000 Actual
	$4,440,346,000 Nominal
Largest Monthly Percentage Draw-down:	-7.77% in January 2008
Largest Peak-to-Valley Draw-down:	-8.28% in September 2009 - January 2010
Number of Accounts Closed:	15 Profitable +3.42% - +36.00%
	0 Unprofitable

Monthly Rate of Return is calculated by dividing the sum of the net performance for all accounts by the sum of the monthly beginning nominal net asset values of the accounts plus time- weighted additions and time-weighted withdrawals.

* Draw-down means losses experienced by the trading program over a specified period.

** Worst peak-to-valley draw-down means the greatest cumulative percentage decline in month-end net asset value due to losses sustained by the trading program during any period in which the initial month-end net asset value is not equaled or exceeded by a subsequent month-end net asset value.

QIM applies sophisticated risk management procedures that take into account the price, size, volatility, liquidity, and inter–relationships of the contracts traded. On the portfolio level, account risk is monitored on a daily basis to target a specific standard deviation of daily returns. For both the Global and Ultra Programs, this is equivalent to 12% annualized volatility

During significant draw–downs in equity, QIM reduces market exposure by scaling back the overall leverage.

Trading

The execution of QIM's trading strategy is systematic. All facets of the predictive models, risk management, and trade allocation are fully automated. However, discretion plays a role in the evolution of the trading system over time as QIM does seek improvements to the trading strategy.

In addition to the abundance of technologies driving the daily trading, QIM's staff evaluates every market in which it trades on a daily basis and monitors numerous other factors, including, but not limited to: volume and open interest, news, correlation pairings, cash prices, opening calls, slippage and volatility.

The trading is discretionary in that final decisions are made, and systems occasionally overridden, based on the full set of information that has been compiled. That being said, the trading system is overridden very rarely and only in extraordinary circumstances.

Sectors Traded

The QIM Global Program trades in the following sectors: Currencies, Stock Indices, Interest Rates, Energies, and Metals.

Mr. Williams has spent the past twelve years specializing in the collection, management, analysis, and application of financial information and market data. He worked as an analyst in the Bank Mergers & Acquisitions department at SNL Securities LC from August 1997 until July 2000, serving as Director of Banking M&A Research from May 1999 until his departure. In December 2000, Mr. Williams co–founded VW Capital LLC, a firm created to map complex merger terms into programmatic models for interfacing with real–time market data. In October 2002, he founded Jobe Analytics & Consulting, Ltd., a financial information management consulting firm. Mr. Williams graduated from the University of Virginia in 1995 with a BA in English and a minor in Art History. Mr. Williams has been registered as an associated person and listed as a principal of QIM January since November 2005 and January 2004, respectively.

Ryan Vaughan

Ryan serves as Chief Compliance Officer in addition to coordinating the accounting and legal affairs of the company. Prior to joining QIM in September 2005, Ryan spent nine years working in financial and corporate management. From September 2002 through February 2004, he served as a Financial Consultant for UBS Financial Services and from February 2004 through September 2005 he was an Investment Advisor for Blue Ridge Planning Services LLC. Ryan graduated from the University of Virginia in 1993 with a B.S. in Commerce, from the University of Georgia in 1995 with an MBA in Finance and Economics and earned the Chartered Financial Analyst (CFA) designation in 2003. Mr. Geismar has been registered as an associated person and listed as a principal of QIM since June 2006 and October 2006, respectively.

QIM will conduct its trading for its allocation from the Frontier Diversified Series through a trading company pursuant to QIM's Global Program.

THE TRADING APPROACH

Background

Jaffray Woodriff has spent the past 23 years developing proprietary quantitative models for use in predicting price movements in a wide variety of markets. The success of these models owes largely to Mr. Woodriff's life work of inventing mathematical formulas and employing them in creating better approaches to quantitative prediction. Mr. Woodriff has successfully managed client accounts as a CTA and also has spent two years trading on a Wall Street proprietary desk. In December of 2001, Mr. Woodriff and Mr. Geismar began to manage a proprietary futures account using the Global Program methodology. In October 2003, after successfully managing this account for almost two years, Mr. Woodriff and Mr. Geismar decided to offer the Global Program to clients.

Predictive Modeling

Financial markets are not entirely efficient. Numerous small inefficiencies exist and can be exploited through the prudent use of robust quantitative analysis and predictive technologies.

QIM currently employs numerous quantitative trading models that utilize pattern recognition to predict all types of price movements. All models are tested across massive data sets that expose them to a gamut of market, economic, and political environments, as well as a wide range of time frames and interactions. Only those models that prove to be the most robust, statistically significant, and conceptually diverse are used in actual trading. The resultant system of models offers reliable signals that guide market timing and trade allocation.

Risk Management

Balanced diversification is made available by trading 26 global futures contracts. Risk allocations are based on the correlation of each contract to the overall portfolio.

QIM

Background of QIM

QIM is a Virginia limited liability corporation formed on April 27, 2003. QIM has been registered under the CE Act as a CTA since January 16, 2004 and as a CPO since April 1, 2005. QIM became a member of the NFA on January 16, 2004. QIM's address is Quantitative Investment Management LLC, 401 East Market Street, Suite 104, Charlottesville, VA 22902.

Principals of QIM

Jaffray Woodriff

Mr. Woodriff has 23 years experience trading financial markets using proprietary quantitative models that he has developed. Mr. Woodriff co-founded QIM in April 2003 to offer the Global Program to outside clients. He guides all aspects of QIM's business and is chiefly responsible for the constant innovation and improvement of the models and techniques that underlie QIM's predictions, trading, and risk management.

In April 2000, Mr. Woodriff and Michael Geismar began managing their own money with Mr. Woodriff's short-term, market-neutral equities program. This led them to co-found a broker-dealer, DHR LLC. In October 2002, Mr. Woodriff also co-founded Biomind, a bioinformatics consulting and software firm. Mr. Woodriff graduated from the University of Virginia with a B.S. in Business in 1991. Mr. Woodriff has been registered as an associated person and listed as a principal of QIM since January 2004.

Paul McKee, Ph.D.

Dr. McKee joined QIM in January 2005, and became Chief Technology Officer in March 2009. Dr. McKee's responsibilities include managing developers and other technical staff, developing QIM's broad technical strategy and assisting with maintenance and development of predictive code.

Before joining QIM, Dr. McKee was a research physicist at the University of Virginia from September 2000 to October 2004. His research was primarily conducted at Department of Energy particle accelerator facilities in Newport News, Virginia, and Stanford University, California. Dr. McKee graduated from Georgetown University in 1990 with a B.S. in Physics and a minor in Computer Science, from the University of Virginia in 1995 with an M.A. in Physics, and from the University of Virginia in 2000 with a Ph.D. in Nuclear Physics. Dr. McKee has been registered as an associated person of QIM since February 17, 2009 and listed as a principal of QIM since March 3, 2009. Dr. McKee was between employment from November 2004 through December 2004.

Michael Geismar

Mr. Geismar co-founded QIM in April 2003 with Mr. Woodriff after 18 months of successfully trading their proprietary accounts. As the head of trading for QIM, he implements the firm's investment models and oversees its portfolio management. Mr. Geismar also manages investor relations and QIM's general business affairs.

In February 2000, Mr. Geismar joined Mr. Woodriff, assisting in the development of an equities investment program that led the two to co-found DHR LLC. Mr. Geismar graduated from the University of Virginia in 1994 with a BA in Mathematics and a minor in Statistics. Mr. Geismar has been registered as an associated person and listed as a principal of QIM since November 2005 and January 2004, respectively.

Greyson Williams

Mr. Williams co-founded QIM in April 2003 after joining Mr. Woodriff and Mr. Geismar as a consultant to DHR in December 2002. He serves as an analyst, assists in statistical analysis and the development of predictive and risk models, and manages the internal databases and in-house software development.

Frontier Diversified App. − 19

See Notes to Performance Information Below

(1) The reporting of "total assets" managed by Graham or traded according to a particular program reflects the notional funding of accounts. Clients direct Graham to trade their accounts at a specific notional level of trading and it is not the practice of Graham to require clients to disclose how they fund their brokerage account. Accordingly, Graham generally cannot determine the amount of cash committed to client accounts.

(2) The Rate of Return percentage for each month is obtained by dividing the net income for the month by the net asset value as of the beginning of the month (including contributions made at the start of the month). In months where asset changes are made mid-month, rates of return are calculated for each segment of the month and compounded. For this purpose, "net income" represents the gross income for the month in question, net of all expenses and performance allocations. The Rate of Return percentage for each year is determined by calculating the percentage return on an investment made as of the beginning of each year. Specifically, a running index is calculated monthly, compounded by the rate of return, the annual percentage being the change in this index for the year divided by the year's initial index.

(3) Graham advises exempt accounts for qualified eligible clients the performance of which is not included in the composite performance record.

Frontier Diversified App. − 18

PAST PERFORMANCE OF GRAHAM

The Capsule Performance Table which follows sets forth the actual past performance of all client accounts directed by Graham during the period covered by the table. **PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.**

K4D−15 Program (Formerly K4 Program at 150% Leverage)

Month	2010	2009	2008	2007	2006	2005
January	−8.29%	0.62%	1.77%	−1.35%	1.07%	−10.16%
February		1.89%	7.49%	−6.23%	−0.42%	−0.91%
March		−4.53%	1.35%	−3.63%	1.54%	−4.43%
April		−2.26%	0.91%	7.17%	6.95%	−11.10%
May		−4.63%	3.04%	14.25%	−2.78%	2.05%
June		−4.89%	4.63%	6.23%	−0.83%	8.55%
July		3.29%	−5.39%	−3.00%	−2.47%	−1.87%
August		1.91%	−2.24%	−3.60%	−3.28%	−1.73%
September		4.54%	2.54%	4.37%	1.02%	5.49%
October		−2.57%	11.75%	6.82%	1.96%	−1.05%
November		6.33%	4.03%	−0.79%	2.33%	3.08%
December		−3.41%	1.99%	−2.52%	2.54%	−3.09%
Year	−8.29%	4.96%	35.62%	16.91%	7.45%	−15.79%

Name of CTA:	Graham Capital Management, L.P.
Name of Trading Program:	K4D−15 Program (formerly K4 Program at 150% Leverage)
Inception of Trading by CTA:	February 2, 1995
Inception of Trading in the Program:	June 1, 1999
Number of Accounts Open:	15
Total Assets Managed by CTA:	$5,720,437,000
Total Assets Traded According to the Program:	$1,364,916,000
Worst Monthly Percentage Draw−down:	April 2005 / 11.10%
Worst Peak−to−Valley Draw−down:	February 2004 through April 2005 / 29.87%
Number of Profitable Accounts Both Opened and Closed within period 1/1/2005 to 2/1/2010:	0
Range of Net Lifetime Returns for Such Accounts:	N/A
Number of Unprofitable Accounts Both Opened and Closed within period 1/1/2005 to 2/1/2010:	0
Range of Net Lifetime Returns for Such Accounts:	N/A

*   Draw−down means losses experienced by the trading program over a specified period.

**   Worst peak−to−valley draw−down means the greatest cumulative percentage decline in month−end net asset value due to losses sustained by the trading program during any period in which the initial month−end net asset value is not equaled or exceeded by a subsequent month−end net asset value.

GRAHAM MARKETS TRADED

Graham trades actively on a 24-hour basis on most global exchanges as well as the 24-hour interbank market for foreign exchange both in the U.S. and abroad. Graham conducts on-going research regarding expanding the number of markets it can trade to further its objective of portfolio diversification. From time to time, Graham adds to or deletes markets from its portfolios as on-going research and future market conditions warrant. Graham may decide to trade certain markets and contracts to the exclusion of others in its trading programs, depending on Graham's views from time to time. The decision to add or subtract markets from any investment program shall be at the sole discretion of Graham. Clients will not be informed of these changes as they occur.

Frontier Diversified App. − 16

Table of Contents

At standard leverage, Graham's systems like its K4 strategy normally will commit between 5% and 30% of an account's equity to meet initial margin requirements, and initial margin requirements over time are expected to average 13% to 20%, except as described below. Since the K4D–15 Program is being traded at 1.5 times standard leverage, its initial margin requirements over time are expected to average 20% to 30%. Margins required to initiate or maintain open positions are established by brokerage firms selected by Graham clients to perform clearing services. The typical margin levels described above are applicable to brokerage arrangements with competitive terms for major institutional customers. Higher margin requirements may be observed under alternative arrangements or when a broker establishes margins exceeding exchange minimum levels.

Graham reserves the right in extraordinary market conditions to reduce leverage and portfolio risk if it feels in its sole discretion that it is in the potential best interest of its clients to do so. While such actions are anticipated to occur very infrequently, no assurance can be given that Graham's actions will enhance performance.

Graham also expects to develop additional trading systems and strategies and to modify the systems currently in use over time. As one example of such efforts, Graham has incorporated a proprietary multi–factor leverage model within each of its trend–following programs to adjust the program's exposure to key market sectors systematically based on proprietary factors that assess the potential for prices to trend in the near term. Graham believes strongly in the importance of research and development activities and particularly in the development of new trading strategies. Graham intends to add new trading strategies to its investment programs as well as to modify the systems currently in place in such programs in its ongoing efforts to keep pace with changing market conditions and it anticipates that the constellation of trading strategies comprising each investment program will continue to grow and evolve over time. The decision to add or subtract systems or strategies from any investment program shall be at the sole discretion of Graham. Clients will not be informed of these changes as they occur.

In connection with its programs' quantitative trading, Graham may employ discretion in determining the leverage and timing of trades for new accounts and the market weighting and participation. In unusual or emergency market conditions, Graham may also utilize discretion in establishing positions or liquidating positions or otherwise reducing portfolio risk where Graham believes, in its sole discretion, that it is in the potential best interest of its clients to do so. While such actions are anticipated to occur very infrequently, no assurance can be given that Graham's discretionary actions in these programs will enhance performance.

GRAHAM TRADING PROGRAM

The K4D quantitative investment program has its origin in Graham's legacy trend–following trading systems, dating as far back as 1995. The K4D–15 Program utilizes multiple computerized trading models and offers broad diversification in both financial and non–financial markets, trading in approximately 90 to 100 global markets. K4's systems are intended to generate significant returns over time with an acceptable degree of risk and volatility. The computer models on a daily basis analyze the recent price action, the relative strength and the risk characteristics of each market and compare statistically the quantitative results of this data to years of historical data on each market.

In addition to the trend system or systems at its base, the K4D quantitative investment program has added substantial other trading strategies developed by Graham's research department. Other trading strategies developed by Graham research and added to Graham investment programs include not only a broad array of trend systems with varying time horizons, but also counter–trend trading systems and trading systems that do not seek to identify or follow price trends at all. Such systems generally are based on computerized mathematical models and rely primarily on technical rather than fundamental information as the basis for their trading decisions. In addition, Graham may include as a part of any investment program discretionary trading strategies that, unlike Graham's quantitative trading strategies, determine trades subjectively on the basis of a Graham trader's personal assessment of trading data and trading experience.

joining Graham in February 2007, Mr. Keelan was a Senior Portfolio Manager at Exis Capital, an investment management firm, from May 2006 to January 2007 and from September 2002 to August 2005, where he ran a long/short credit strategy. From September 2005 to April 2006, Mr. Keelan worked as a Portfolio Manager at Millennium Partners, an investment management firm, in New York. Mr. Keelan received a MBA in finance from New York University in 1995 and a B.A. from Colgate University in 1988. Mr. Keelan received the designation Chartered Financial Analyst in 2002.

Jon Tiktinsky

Jon Tiktinsky is a discretionary trader of Graham, specializing in the U.S. fixed income markets. He became an associated person of Graham effective May 23, 2008 and a principal on May 30, 2008. Prior to joining Graham in May 2008, Mr. Tiktinsky held positions of increasing responsibility, including Managing Director, Head of U.S. Treasury Dealership, at RBS Greenwich Capital, an investment bank, where he was employed from July 2004 to March 2008. Mr. Tiktinsky was President and Founder of Hulls Farm Capital LLC, an investment management firm, from February 2002 to June 2004. He was an associated person and principal of Hulls Farm Capital LLC from August 2002 to May 2005. Mr. Tiktinsky received his B.A. in economics from Colgate University in 1982.

Marwan Younes

Marwan Younes is a discretionary trader of Graham, specializing in the commodities markets. He became an associated person of Graham effective April 18, 2008 and a principal on May 1, 2008. Prior to joining Graham in November 2007, Mr. Younes worked as an associate in the commodities department of the investment bank Morgan Stanley in New York from July 2006 to October 2007. Before joining Morgan Stanley, Mr. Younes was on sabbatical during June 2006. Mr. Younes attained his engineering degree in May 2006 from École Nationale Supérieure de Techniques Avancées, or ENSTA, in Paris, France where he was enrolled from September 2002 through May 2006. In May 2006, Mr. Younes also received his Masters of Science in Financial Engineering from Columbia University where he was enrolled from July 2005 to May 2006. During his enrollment at ENSTA, Mr. Younes completed a corporate internship at the Paris, France office of the investment bank Lazard Frères where he worked as an analyst in the Equities and Capital Markets Department from July 2004 through June 2005.

KGT, Inc. and KGT Investment Partners, L.P. became registered as principals of Graham on July 27, 1994.

Graham will manage its allocation from the proceeds of the sale of Frontier Diversified Series units pursuant to its K4D–15 Program (formerly the K4 Program at 150% Leverage), which is a diversified portfolio of foreign exchange, global interest rates, stock and commodity futures.

GRAHAM TRADING POLICIES

Graham trades actively in both U.S. and foreign markets, primarily in futures contracts, forward contracts, spot contracts and associated derivative instruments such as options and swaps. Graham may engage in EFP (exchange for physical) transactions, which involve the exchange of a futures position for the underlying physical commodity without making an open, competitive trade on an exchange. Graham also may take long and short positions in equity securities, fixed income securities, hybrid instruments, options, warrants, customized contractual agreements and other financial instruments as it endeavors to achieve superior results for investors and enhanced portfolio diversification. Graham at times will trade certain instruments as a substitute for futures or options traded on futures exchanges. Instruments and contracts not traded on any organized exchange may be entered into with banks, brokerage firms or other financial institutions as counterparties. Graham has complete flexibility in the instruments and markets in which it may invest.

Frontier Diversified App. – 14

Graham in March 2009, Mr. Donnelly worked as a trader at Barclays Capital, an investment bank, where he was employed from September 2008 to February 2009. Prior to transitioning to Barclays, Mr. Donnelly was a trader for Lehman Brothers Inc., an investment bank, from April 2006 to September 2008. Mr. Donnelly was a trader for RBC Capital Markets, an investment bank, from July 2003 to April 2006. Mr. Donnelly received his B.A. with honors at the Richard Ivey School of Business at University of Western Ontario in 1995.

Gavin Gilbert

Gavin Gilbert is a discretionary trader of Graham, specializing in fixed income markets. He became an associated person and principal of Graham effective June 24, 2008. Prior to joining Graham in March 2008, Mr. Gilbert was senior trader at Brevan Howard Asset Management, an investment management firm, where he was employed from April 2004 to March 2008. During March 2004, Mr. Gilbert was between employment.

Sanjeev Gupta

Sanjeev Gupta is a discretionary trader of Graham, specializing in the global fixed income and foreign exchange markets. He became an associated person of Graham effective August 20, 2007 and a principal on October 11, 2007. Prior to joining Graham in May 2007, Mr. Gupta worked as a Fund Manager and Senior Trader at Proxima Alfa Investments USA LLC, a commodity trading advisor, and Vega Asset Management USA LLC, an investment management firm, from June 2002 to April 2007. Mr. Gupta was an associated person of Proxima from May 2004 to March 2007 and a principal from May 2004 to August 2004 and from January 2005 to November 2005. Mr. Gupta was an associated person of Vega from October 2003 to July 2004 and from October 2005 to April 2006. Mr. Gupta earned a Bachelor's degree from The Indian Institute of Technology in May 1986 and an MBA from The Wharton School of the University of Pennsylvania in May 1992.

Britton Holland

Britton Holland is a discretionary trader of Graham, specializing in the energy commodity markets. In March 2004, he joined Graham and became an associated person of Graham effective April 6, 2005 and a principal on April 27, 2005. He became a Branch Office Manager effective April 23, 2008. Mr. Holland received a B.A. in Economics in 1997 from the University of Texas in Austin, Texas.

Steven H. Jacolow

Steven H. Jacolow is a discretionary trader of Graham specializing in global macro markets with a focus on global foreign exchange, fixed income and equity indices. He became an associated person of Graham effective February 15, 2007 and a principal on June 5, 2007. Prior to joining Graham in September 2006, Mr. Jacolow managed a portfolio at his investment management firm, Aboukir Investment Management, from October 2005 through August 2006. From March 2004 through September 2005, Mr. Jacolow worked as a proprietary trader at Deutsche Bank in New York. Mr. Jacolow received a B.A. in Economics in 1987 and a MBA in Accounting from Rutgers University in 1989.

Peter Jepsen

Peter Jepsen is a discretionary trader of Graham, specializing in global macro markets with a focus on fixed income and currencies. He became an associated person of Graham effective June 12, 2006 and a principal on June 22, 2006. Prior to joining Graham in March 2006, Mr. Jepsen was employed as a portfolio manager at Exis Capital Management, an investment management firm, in New York from March 2002 to March 2006. Mr. Jepsen graduated from Bucknell University in June 1993 where he received his B.A. in Economics.

David E. Keelan

David E. Keelan is a discretionary trader of Graham, specializing in long/short credit strategies. He became an associated person and principal of Graham effective, respectively, March 16, 2007 and May 11, 2007. Prior to

Robert G. Griffith

Robert G. Griffith is an Executive Vice President of Graham, responsible for evaluating and implementing research—related initiatives. He joined Graham in June 1994 and became an associated person and principal of Graham effective March 8, 1996. He received his B.B.A. in Management Information Systems from the University of Iowa in 1979.

Jeff Baisley

Jeff Baisley, C.P.A., is the Chief Financial Officer of Graham. In March 2004 he joined Graham as Manager of Financial Reporting and became an associated person of Graham effective March 17, 2008 and a principal on April 8, 2008. He received his B.S. in accounting from Fordham University in 1991.

Fred J. Levin

Fred J. Levin is the Chief Economist and a Senior Discretionary Trader of Graham specializing in fixed income markets with particular emphasis on short—term interest rates. He joined Graham in March 1999 and became an associated person of Graham effective December 8, 1999 and a principal on March 11, 2000. Mr. Levin received an M.A. in economics from the University of Chicago in 1968 and a B.S. from the University of Pennsylvania, Wharton School in 1964.

William Pertusi

William Pertusi is the Risk Manager of Graham, responsible for identifying, monitoring and acting upon financial risks relative to financial returns in Graham's diverse trading strategies. He became an associated person of Graham effective July 24, 2006 and a principal on November 28, 2006. Prior to joining Graham in April 2006, Mr. Pertusi held the positions of Director and Risk Manager at SAC Capital Advisors LLC, an investment management firm, from July 2004 to April 2006. From July 2002 to July 2004, he was employed as a Portfolio Manager at SAC specializing in Mortgage Backed Securities. Mr. Pertusi was an associated person of SAC from June 2003 to June 2006 and a principal from June 2003 to May 2005. Mr. Pertusi received a B.S. in Electrical Engineering from Lehigh University in 1983, an MBA from Harvard in 1987, and an M.S. in Mathematics from Fairfield University in 2006.

Barry S. Fox

Barry S. Fox is Director of Research of Graham. He became an associated person of Graham effective November 10, 2000 and a principal on November 15, 2007. Mr. Fox joined Graham in August 2000 as a portfolio manager and developed several quantitative trading programs. In May 2005 he joined Graham's Research Department, and in October 2005 he was appointed Co—Associate Director of Research. Mr. Fox was appointed Director of Research in April 2007. Mr. Fox received a B.S. in Business Administration from State University of New York at Buffalo in 1986.

Isaac Finkle

Isaac Finkle is Chief Legal Officer and a principal of Graham. He joined Graham in May 2003 and became an associated person of Graham effective April 16, 2004 and a principal on June 5, 2007. As Chief Legal Officer, he oversees the legal aspects related to the firm's futures activities. Mr. Finkle received a J.D. from New York University School of Law in 1985, a Ph.D. from the University of Pennsylvania in 1998 specializing in sociological theory, and a B.A. with honors in philosophy from Haverford College in 1973.

Brent Donnelly

Brent Donnelly is a discretionary trader of Graham, specializing in foreign currency markets. He became an associated person of Graham effective June 1, 2009 and a principal effective November 30, 2009. Prior to joining

GRAHAM

Background of Graham

Graham was organized as a Delaware limited partnership in May 1994. The general partner of Graham is KGT, Inc., a Delaware corporation of which Kenneth G. Tropin is the President and sole shareholder. The limited partner of Graham is KGT Investment Partners, L.P., a Delaware limited partnership of which KGT, Inc. is also a general partner and in which Mr. Tropin is the principal investor. Graham became registered as a CPO and CTA under the CE Act and a member of the NFA on July 27, 1994.

As of January 1, 2010 Graham has approximately 160 employees and manages assets of over $5 billion. Graham maintains its main business office at 40 Highland Avenue, Rowayton, CT 06853. Graham's telephone number is 203–899–3400.

Graham is an investment manager that actively trades worldwide on a 24–hour basis in the equity, fixed income, currency and commodity markets utilizing securities, futures, forwards and other financial instruments. Graham offers clients a broad array of quantitative and discretionary global macro trading programs that trade in one or more of those markets as well as strategies that combine two or more of the trading programs. Graham's quantitative trading programs or models produce trading signals on a largely automated basis when applied to market data. In Graham's discretionary trading programs, trades are determined subjectively on the basis of its traders' assessment of market conditions rather than through application of an automated system.

Principals

Kenneth G. Tropin

Kenneth G. Tropin is the Chairman and the founder of Graham. In May 1994, he founded Graham and became an associated person and principal of Graham effective July 27, 1994. Mr. Tropin has developed the majority of the firm's core trading programs and he is responsible for the overall management of the organization, including the investment of its proprietary trading capital.

Paul Sedlack

Paul Sedlack is Chief Executive Officer and the General Counsel of Graham. He joined Graham in June 1998 and became an associated person of Graham effective November 20, 1998 and a principal on August 21, 1998. He oversees the operation of the finance and administration departments and is also responsible for all legal and compliance matters. Mr. Sedlack received a J.D. from Cornell Law School in 1986 and an MBA in Finance in 1983 and B.S. in Engineering in 1982 from State University of New York at Buffalo.

Robert E. Murray

Robert E. Murray is the Chief Operating Officer of Graham and is responsible for the management and oversight of client services, quantitative trading and technology and risk management at Graham. He joined Graham in June 2003 and became an associated person and principal of Graham effective June 27, 2003. Mr. Murray received a Bachelor's Degree in Finance from Geneseo State University in 1983.

Thomas P. Schneider

Thomas P. Schneider is an Executive Vice President and the Chief Trader of Graham. He joined Graham in June 1994 and became an associated person of Graham effective September 12, 1994 and a principal on November 30, 1995. He is responsible for managing Graham's quantitative futures and foreign exchange trade execution, including all of its core and short term quantitative trading strategies, and developing and maintaining relationships with independent executing brokers and futures commission merchants ("FCMs"). Mr. Schneider graduated from the University of Notre Dame in 1983 with a B.B.A. in Finance and received his Executive MBA from the University of Texas at Austin in 1997.

Frontier Diversified App. – 11

[Table of Contents](#)

PAST PERFORMANCE OF CANTAB

The Capsule Performance Table which follows presents the performance results of the CCP Quantitative Fund Aristarchus Program for the period covered by the table. **PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.**

CCP Quantitative Fund Aristarchus Program

Month	2010	2009	2008	2007
January	−6.13%	−1.54%	7.41%	
February		1.65%	7.48%	
March		−5.86%	−1.76%	1.82%
April		−6.15%	3.90%	3.71%
May		1.03%	5.88%	−0.25%
June		−3.36%	−1.84%	−1.61%
July		0.16%	1.66%	0.40%
August		−0.65%	1.14%	−7.48%
September		5.16%	1.11%	10.10%
October		1.22%	2.95%	6.83%
November		2.79%	6.58%	−1.23%
December		−3.42%	6.43%	1.99%
Year	−6.13%	−9.20%	48.68%	14.06%

* **Estimated**

Name of CTA:	Cantab Capital Partners LLP
Name of Portfolio:	CCP Quantitative Fund Aristarchus Program
Inception of Trading by CTA:	March 2007
Inception of Trading of the Portfolio:	March 2007
Number of Accounts Open:	12
Total Assets Managed by CTA:	$900 million
Total Assets Traded According to the Program:	$890 million
Worst Monthly Percentage Draw−down:	−7.48% (August 2007)
Worst Peak−to−Valley Draw−down:	−14.9% (February 2009 to January 2010)
Number of Profitable Accounts That Have Opened and Closed:	2
Range of Returns Experienced by Profitable Accounts:	4.9% − 7.0%
Number of Unprofitable Accounts That Have Opened and Closed:	1
Range of Returns Experienced by Unprofitable Accounts:	−18.30%

Monthly Rate of Return is calculated by dividing the sum of the net performance for all accounts by the sum of the monthly beginning nominal net asset values of the accounts plus time−weighted additions and time−weighted withdrawals.

* Draw−down means losses experienced by the trading program over a specified period.

** Worst peak−to−valley draw−down means the greatest cumulative percentage decline in month−end net asset value due to losses sustained by the trading program during any period in which the initial month−end net asset value is not equaled or exceeded by a subsequent month−end net asset value.

CANTAB TRADING STRATEGY

Cantab believes that statistically rigorous and robust analysis of markets identifies sources of returns which persist due to inefficiencies and the behavior of market participants.

Cantab uses a strict methodology to postulate these sources of returns initially and then test the hypothesis using real world data out of sample. Cantab's systematic strategies are un–tuned and are predominately parameter free.

Cantab takes a strictly quantitative approach to all aspects of trading. Strategy selection, portfolio construction, execution and risk control are all specified by algorithmic and systematic processes.

The Strategies

By combining proprietary algorithms with macroeconomic state variables such as the carry or risk premium Cantab has created stable alpha generating strategies.

By executing a correlated basket of futures and options, Cantab creates precise risk return profiles for each strategy which enhances the performance of the strategies.

Robust out of sample testing, large consistent data sets and flexible, efficient and rigorous tools are essential in identifying these sources of return and creating the appropriate strategies to capture the return.

Portfolio Construction

Although simple fixed weighting portfolios perform well, by creating a dynamically weighted VAR constrained portfolio, attractive risk profiles can be created. Cantab's proprietary portfolio algorithms allow Cantab to not only construct an optimal portfolio but to also adapt the portfolio construction in various market states.

. CANTAB MARKETS TRADED

Cantab concentrates on the FX, Commodity, Rates and Futures markets and implements their approach through the spot, forward and volatility markets.

Frontier Diversified App. – 9

CANTAB

Background of Cantab

Cantab Capital Partners LLP was formed in January 2006 by Dr. Ewan Kirk and Mr. Erich Schlaikjer. Its offices are located at Daedalus House, Station Road, Cambridge, CB1 2RE, United Kingdom. Cantab has been registered under the CE Act as a CTA and has been a member of the NFA since June 12, 2008. Prior to registration with the NFA, Cantab was engaged in research activities until March 2007, when it began trading pursuant to its CCP Quantitative Fund Aristarchus Program, formerly the "CCP Quantitative Fund Archimedes Program."

Principals of Cantab

Dr. Ewan Kirk

Dr. Ewan Kirk is the former head of the Goldman Sachs Fixed Income, Currency, Commodity and Equity Quantitative Strategies group. As the Partner in charge of a group of 110 mathematicians, physicists, statisticians and programmers, Dr. Kirk oversaw and drove the development of the highly respected and profitable quantitative group. Dr. Kirk joined Goldman Sachs, the investment bank, in the commodity strategy group in May 1992 and spent 8 years in the commodity business developing trading algorithms, quantitative models and trading systems before becoming a partner in October 2000 and managing the group until leaving Goldman Sachs in January 2005. Dr. Kirk was between employment from February 2005 to January 2006, when he co-founded Cantab. Dr. Kirk has been listed as a principal of Cantab since April 8, 2008 and registered as an associated person of Cantab since June 12, 2008.

Erich Schlaikjer

Erich Schlaikjer is the former Managing Director and Chief Technology Officer for the European Strategies group at Goldman Sachs, the investment bank, from September 1987 to January 2005. Mr. Schlaikjer was personally responsible for designing and building many of the analysis tools which are currently in use at Goldman Sachs. At Cantab, Mr. Schlaikjer runs the team of programmers which designs and builds the analytical tools and infrastructure which enable the mathematicians to develop, test and implement algorithmic trading rules. Mr. Schlaikjer has worked extensively in the FX and Equity markets. Mr. Schlaikjer was between employment from January 2005 to January 2006, when he co-founded Cantab. Mr. Schlaikjer has been listed as a principal of Cantab since June 10, 2008 and registered as an associated person of Cantab since June 12, 2008.

Chris Pugh

Chris Pugh is the former Chief Operating Officer for KBC Alternative Investment Management ("KBC"), an investment management firm, from December 2000 through March 2006, Mr. Pugh was one of the founding members of KBC's hedge fund, assisting it in its growth from $50 million in 2001 to a peak of $5 billion in 2005. Mr. Pugh was responsible for the operational and financial infrastructure at KBC. Prior to his career at KBC, from September 1995 to December 2000 Mr. Pugh was the Head of Special Projects at D. E. Shaw & Co., an investment management firm. Chris joined Cantab in March 2006. Mr. Pugh has been listed as a principal of Cantab since April 29, 2008 and registered as an associated person of Cantab since June 12, 2008.

Other Principals of Cantab

Goldman Sachs & Co., Inc., the investment bank, has been listed as a principal of Cantab since April 1, 2008. Goldman Sachs has a profit share in the operations of Cantab, but has no other involvement in the operation of Cantab.

PAST PERFORMANCE OF FRONTIER DIVERSIFIED SERIES-2

The Capsule Performance Table which follows sets forth the past performance of the Frontier Diversified Series-2 during the period covered by the table.

Month	2010	2009
January	-3.85%	
February		
March		
April		
May		
June		-1.79%
July		-0.59%
August		0.46%
September		1.45%
October		0.22%
November		-1.57%
December		-3.47%
Year	-3.85%	-2.23%

Name of pool:	The Frontier Fund
This pool is a multi-advisor advisor pool as defined in CFTC Regulation § 4.10(d)(2).	
Name of series and class:	Frontier Diversified Series-2
Inception of Trading of Frontier Diversified Series-2:	June 9, 2009
Aggregate Gross Capital Subscriptions for Frontier Diversified Series-2 as of January 31, 2010:	$24,877,962.56
Net Asset Value of Frontier Diversified Series-2 as of January 31, 2010:	$23,902,699.34
Worst Monthly Percentage Draw-down:	-3.85% (January 2010)
Worst peak-to-valley Draw-down:	-7.18% (November 2009 through January 2010)

The Frontier Diversified Series-2 performance table sets forth the actual performance of the Frontier Diversified Series-2. Actual gross trading performance (gross realized and unrealized gain/loss before deduction for trading commissions and fees, management fees or any other expenses, and before addition of interest income) is adjusted for the trading expenses, management fees, incentive fees, on-going service fees and interest income of the Frontier Diversified Series-2. The asset-based fees, as an annualized percentage calculated monthly on the adjusted beginning of month net asset value, are as follows:

- Management fees: 0.75%

- On-going service fees: 0.25%

An incentive fee of 25% of New High Net Trading Profits (as defined), earned quarterly, is deducted in the above table. Twenty percent (20%) of any interest income, based upon applying the 90-day Treasury Bill rate for each month to the adjusted beginning of month net asset value, is credited in the above table.

* Draw-down means losses experienced by the applicable class of the applicable series of the pool over a specified period.

** Worst peak-to-valley draw-down means the greatest cumulative percentage decline in month-end net asset value due to losses sustained by the applicable class of the applicable series of the pool during any period in which the initial month-end net asset value is not equaled or exceeded by a subsequent month-end net asset value.

Frontier Diversified App. - 7

Table of Contents

PAST PERFORMANCE OF FRONTIER DIVERSIFIED SERIES–1

The Capsule Performance Table which follows sets forth the past performance of the Frontier Diversified Series–1 during the period covered by the table.

Month	2010	2009
January	−3.98%	
February		
March		
April		
May		
June		−1.89%
July		−0.74%
August		0.31%
September		1.29%
October		0.08%
November		1.41%
December		−3.61%
Year	−3.98%	−3.20%

Name of pool:	The Frontier Fund
This pool is a multi–advisor advisor pool as defined in CFTC Regulation § 4.10(d)(2).	
Name of series and class:	Frontier Diversified Series–1
Inception of Trading of Frontier Diversified Series–1:	June 9, 2009
Aggregate Gross Capital Subscriptions for Frontier Diversified Series–1 as of January 31, 2010:	$45,179,360.16
Net Asset Value of Frontier Diversified Series–1 as of January 31, 2010:	$47,757,800.90
Worst Monthly Percentage Draw–down:	−3.98% (January 2010)
Worst peak–to–valley Draw–down:	−7.45% (November 2009 through January 2010)

The Frontier Diversified Series–1 performance table sets forth the actual performance of the Frontier Diversified Series–1. Actual gross trading performance (gross realized and unrealized gain/loss before deduction for trading commissions and fees, management fees or any other expenses, and before addition of interest income) is adjusted for the trading expenses, management fees, incentive fees, initial service fees, on–going service fees and interest income of the Frontier Diversified Series–1. The asset–based fees, as an annualized percentage calculated monthly on the adjusted beginning of month net asset value, are as follows:

- Management fees: 0.75%
- Initial service fees and on–going service fees: 2.00%

An incentive fee of 25% of New High Net Trading Profits (as defined), earned quarterly, is deducted in the above table. Twenty percent (20%) of any interest income, based upon applying the 90–day Treasury Bill rate for each month to the adjusted beginning of month net asset value, is credited in the above table.

* Draw–down means losses experienced by the applicable class of the applicable series of the pool over a specified period.

** Worst peak–to–valley draw–down means the greatest cumulative percentage decline in month–end net asset value due to losses sustained by the applicable class of the applicable series of the pool during any period in which the initial month–end net asset value is not equaled or exceeded by a subsequent month–end net asset value.

Frontier Diversified App. – 6

Table of Contents

DIVERSIFICATION SUMMARY
THE FRONTIER FUND—THE FRONTIER DIVERSIFIED SERIES

Frontier Diversified Series Trading Advisors:	Program	Interest Rates	Currencies	Stock Indices	Metals	Energies	Agriculturals	Total
Major Advisors:								
Cantab Capital Partners LLP	CCP Quantitative Fund Aristarchus Program	40%	15%	10%	10%	15%	10%	100%
Graham Capital Management LP	K4D-15 Program	26%	34%	20%	4%	10%	6%	100%
Quantitative Investment Management, LLC	Global	24%	23%	19%	7%	12%	5%	100%
QuantMetrics Capital Management LLP	QM Futures	24%	0%	70%	0%	5%	1%	100%
Tiverton Trading, Inc.	Discretionary Trading Methodology Program	17%	17%	16%	17%	17%	16%	100%
Winton Capital Management Ltd.*	Diversified	25%	21%	20%	15%	13%	6%	100%
Non–Major Advisors	N/A	14%	12%	27%	8%	22%	17%	100%
Other Reference Programs	Transtrend B.V. – Diversified Trend Program – Enhanced Risk/USD	23%	14%	35%	8%	13%	7%	100%
Frontier Diversified Series	N/A	22%	15%	25%	9%	17%	12%	100%

* These figures are based on the Winton Futures Fund projected risk of the current trading system and represents Winton's projected long term risk breakdown and is based on historic market volatilities over the last 10 years.

Frontier Diversified Series Trading Program: Market Sector Diversification as of January 2010


Agriculturals 12%
Interest Rates 22%
Energies 17%
Currencies 15%
Metals 9%
Stock Indices 25%

Frontier Diversified App. – 5

FRONTIER DIVERSIFIED SERIES UNITS
MANAGEMENT FEES, INCENTIVE FEES AND INITIAL ALLOCATIONS

Management Fees

The Frontier Diversified Series units will pay to the managing owner a monthly management fee equal to 1/12th of 0.75% of the Net Asset Value of the Frontier Diversified Series (approximately 0.75% annually). The managing owner will pay a portion of such management fees to the trading advisors. Management fees are accrued on a daily basis.

Incentive Fees

The Frontier Diversified Series units will pay to the managing owner a monthly or quarterly incentive fee of 25% of New High Net Trading Profits generated by each trading advisor, including realized and unrealized gains and losses thereon, as of the close of business on the last day of each calendar month or quarter. Incentive fees are accrued on a daily basis. The managing owner will pay a portion of such incentive fees to the relevant trading advisors. See "RISK FACTORS—Each Series pays substantial fees and expenses regardless of profitability" in the prospectus.

Initial Allocations

In general, the managing owner anticipates allocations to the trading advisors to the Frontier Diversified Series to vary between two percent (2%) and fifteen percent (15%) of the Frontier Diversified Series Assets. In addition, the managing owner anticipates that between ten percent (10%) and fifteen percent (15%) of such assets will be allocated to each trading advisor designated as a "major commodity trading advisor." The actual allocation of the Frontier Diversified Series Assets will vary based upon the relative trading performance of the trading advisors and the managing owner's asset allocation activities. The Frontier Diversified Series anticipates employing notional equity up to 140% of the net asset value of the Frontier Diversified Series in allocating to the selected trading programs, although notional equity may exceed this amount from time to time.

The following table sets forth certain of the markets in which the trading advisors that will receive allocations of the Frontier Diversified Series Assets may trade on behalf of client accounts. Not all markets are part of each trading advisor's program. Each trading advisor reserves the right to vary the markets and types of instruments it trades without giving prior notice to the trust. The diversification summary below is based on long-term averages as of January 31, 2010.

Table of Contents

Assets currently are invested in a trading company established primarily for the Frontier Diversified Series, a trading company established primarily for Balanced Series, a trading company established primarily for Frontier Long/Short Commodity Series and trading companies managed by Cantab, Graham, Tiverton and Winton, respectively. The particular trading companies in which the Frontier Diversified Series Assets are invested, and the percentage of the Frontier Diversified Series Assets so invested, will vary from time to time. The remainder of the Frontier Diversified Series Assets will be held at the trust level for cash management.

The trust may allocate ten percent (10%) or more of the Frontier Diversified Series Assets to each of Cantab, Graham, QIM, QuantMetrics, Tiverton and Winton. Each of Battalion, Beach Horizon, Campbell, Dighton, Doherty, Emil Van Essen, Mesirow and Revolution will manage less than 10% of the Frontier Diversified Series Assets and, accordingly, is not considered a "major commodity trading advisor." For information regarding Beach Horizon and Mesirow, please see the Frontier Long/Short Commodity Series Appendix which accompanies the prospectus. See Part II of the prospectus for summary information regarding Battalion, Campbell, Dighton, Doherty, Emil Van Essen and Revolution, including the following historical performance information: monthly return parameters; historical volatility; and degree of leverage. Information regarding the remaining trading advisors to the Frontier Diversified Series is set forth in this Appendix. A portion of the Frontier Diversified Series Assets may be committed as initial margin, or its equivalent, for strategic investments in one or more swaps and other derivative contracts and instruments linked to certain underlying investments, at the direction of the managing owner, including a swap that references a fund managed pursuant to the Diversified Trend Program—Enhanced Risk/USD trading program managed by Transtrend B.V., a Dutch limited liability company, or Transtrend. Such swaps will be entered into by the trading company established primarily for the Frontier Diversified Series. Such trading company will not own any of the investments or indices referenced by any swap entered into by such trading company, and Transtrend will not be a trading advisor to the Frontier Diversified Series by reason of the investments in any such swaps. In addition, swap counterparties to such trading company are not trading advisors to the Frontier Diversified Series. Accordingly, neither Transtrend nor any swap counterparty is required to be registered under the CE Act as a CTA or to be a member of the NFA solely as a result of being referenced by a swap. The Frontier Diversified Series may also commit less than 10% of its assets as initial margin, or its equivalent, to obtain exposure to reference funds managed by each of Amplitude Capital LLP, or Amplitude, and Capital Fund Management, S.A., or CFM, and TG Capital Management LLC, or TGC, through one or more swaps that reference such programs. See Part II of the prospectus for summary information regarding Amplitude, CFM and TGC including the following historical performance information: monthly return parameters; historical volatility; and degree of leverage.

In preparing the descriptions of the trading advisors and their respective trading programs in this Frontier Diversified Series Appendix, the managing owner has relied upon information provided to it by such trading advisors and may also have relied upon information available on the NFA's website and other publicly available sources believed to be reliable. Rate of return figures for the current year to date may include estimated figures for the most recent month within the specified year-to-date period. The fact that any trading advisor is registered in any capacity under the CE Act or is a member of the NFA in no way implies that either the CFTC or the NFA endorses its qualifications to provide commodity trading advisory services. In addition, in preparing the description of Transtrend in this Frontier Diversified Series Appendix, the managing owner has relied upon information provided to it. The information received relating to Transtrend may not be identical to the information provided by the CTAs registered under the CE Act which act as trading advisors to the Frontier Diversified Series of the trust.

Frontier Diversified App. − 3

THE FRONTIER FUND

FRONTIER DIVERSIFIED SERIES–1 UNITS
FRONTIER DIVERSIFIED SERIES–2 UNITS

This Frontier Diversified Series Appendix to the prospectus, dated April 30, 2010, including all exhibits thereto as the same may be amended and supplemented from time to time, or the prospectus, of The Frontier Fund, a statutory trust formed under the laws of the state of Delaware, or the trust, relates to the units of beneficial interest in the trust, or the units, designated as Frontier Diversified Series units. Capitalized terms used in this Frontier Diversified Series Appendix and not otherwise expressly defined herein shall have the same respective meanings as set forth in the prospectus. This Frontier Diversified Series Appendix must be accompanied by, and read in conjunction with, the prospectus.

The Frontier Diversified Series units will be issued in three (3) classes. The Frontier Diversified Series units in class 1 (as described in the prospectus) are designated as "Frontier Diversified Series–1 units," the Frontier Diversified Series units in class 2 (as described in the prospectus) are designated as "Frontier Diversified Series–2 units," and the Frontier Diversified Series units in class 3 (as described in the prospectus) are designated as "Frontier Diversified Series–3 units." The trust is offering Frontier Diversified Series–1 units and Frontier Diversified Series–2 units pursuant to the prospectus and this Frontier Diversified Series Appendix. Frontier Diversified Series–3 units are not being offered for new investment. Instead, Frontier Diversified Series–1 units and Frontier Diversified Series–2 units will be automatically classified as Frontier Diversified Series–3 units for administrative purposes under certain circumstances described in the prospectus, unless earlier redeemed or exchanged for another Series of units by the holder thereof. Prospective purchasers of Frontier Diversified Series–1 units and Frontier Diversified Series–2 units should carefully review the prospectus and this Frontier Diversified Series Appendix before determining to purchase such units.

The managing owner intends to contribute funds to the trust in order to have a 1% interest in the aggregate capital, profits and losses of the Frontier Diversified Series units and in return will receive units designated as general units in such series.

TRADING ADVISORS

The managing owner will allocate the assets allocable to the Frontier Diversified Series units, or the Frontier Diversified Series Assets, among at least seven trading advisors, at least one of which at any time will be a discretionary trader, and trading programs. The initial trading advisors with respect to the Frontier Diversified Series Assets are Battalion Capital Management, LLC, or Battalion, a New Jersey limited liability company, Beach Horizon LLP, or Beach Horizon, a United Kingdom limited liability partnership, Campbell & Company, Inc., or Campbell, a Maryland corporation, Cantab Capital Partners LLP, or Cantab, a United Kingdom limited liability partnership, Dighton Capital CTA Limited, or Dighton, a corporation formed under the laws of the Cayman Islands, Doherty Advisors, LLC, or Doherty, a Delaware limited liability company, Emil Van Essen LLC, or Emil Van Essen, an Illinois limited liability company, Graham Capital Management, L.P., or Graham, a Delaware limited partnership, Mesirow Financial Commodities Management, LLC, or Mesirow, an Illinois limited liability company, Quantitative Investment Management, LLC, or QIM, a Virginia limited liability company, QuantMetrics Capital Management LLP, or QuantMetrics, a United Kingdom limited liability partnership, Revolution Capital Management, LLC, or Revolution, a Colorado limited liability company, Tiverton Trading Inc., or Tiverton, a Washington corporation, and Winton Capital Management Ltd., or Winton, a United Kingdom company.

To employ the trading strategies directed by the trading advisors to the Frontier Diversified Series, the managing owner will allocate a portion of the Frontier Diversified Series Assets to one or more trading vehicles, or each, a trading company, to be used as margin or its equivalent. A portion of the Frontier Diversified Series

Frontier Diversified App. – 2

FRONTIER DIVERSIFIED SERIES APPENDIX

TO PART I OF THE

PROSPECTUS

OF

THE FRONTIER FUND

(A statutory trust formed under the laws of Delaware)

FRONTIER DIVERSIFIED SERIES–1 UNITS

FRONTIER DIVERSIFIED SERIES–2 UNITS

Major Commodity Trading Advisors:
Cantab Capital Partners LLP
Graham Capital Management, L.P.
Quantitative Investment Management, LLC
QuantMetrics Capital Management LLP
Tiverton Trading, Inc.
Winton Capital Management Ltd.

Other Major Reference Programs (Swaps):

Transtrend B.V.

Non–Major Commodity Trading Advisors

Other Non–Major Reference Programs (Swaps)

This Frontier Diversified Series Appendix is dated April 30, 2010.

Limitation on Deductibility of Investment Advisory Expenses

You are subject to certain limitations on your ability to deduct investment advisory expenses because those expenses are characterized for U.S. federal tax purposes as miscellaneous itemized deductions. The trust intends to treat management and advisory fees and certain other expenses as fully deductible business expenses for U.S. federal income tax purposes. The IRS may, however, assert that such expenses such be treated as investment advisory expenses or, alternatively, that such expenses should be capitalized, and there can be no assurance that such assertions will not prevail.

Limitation on Deductibility of Investment Interest

You may deduct investment interest expense (including your share of a series' investment interest expense) only to the extent of your net investment income. Investment interest includes interest on indebtedness allocable to property held for investment. Net investment income does not include net long—term capital gain unless you elect to treat that gain as ordinary income rather than capital gain. Investment interest expense that cannot be deducted because of this limitation may be carried over to the following taxable year.

Fund Audit Procedures

The IRS audits trust—related items at the trust level rather than at the limited owner level. The managing owner acts as "tax matters partner" with the authority to determine the trust's responses to an audit. If an audit results in an adjustment, you may be required to pay additional taxes, interest and penalties.

Tax Shelter Regulations

Regulations applicable to tax shelters may require the trust to maintain a list of the names and taxpayer identification numbers of limited owners who are U.S. persons, which list may be subject to disclosure to the IRS upon its request. In addition, the regulations may require each such limited owner to make certain annual disclosures to the IRS with respect to an investment in the trust. Published guidance on these regulations indicates that the tax shelter disclosure requirements should not apply with respect to a loss transaction where the loss arises from certain "mark—to—market" provisions of the Code. The managing owner expects that some or all of the investments made by the trust will satisfy this exception, but there can be no assurance that the tax shelter regulations will not apply to you. Significant penalties may be imposed for failure to make the required disclosures to the IRS of investment in tax shelters.

Tax—Exempt Limited Owners

Based on the expected income and activities of the trust, a tax—exempt U.S. limited owner generally should not be required to pay tax on its share of income or gains of the trust so long as it does not use, and is not treated as using, borrowed funds in connection with its purchase of units.

Foreign Limited Owners

A non—resident alien individual or foreign corporation not otherwise engaged in a United States trade or business and not a commodity dealer should not be deemed to be engaged in a U.S. trade or business solely as a result of the purchase of units of the trust. Capital gains and interest earned by the trust and allocated to such a foreign limited owner will, as a general rule, not be subject to U.S. federal income or withholding tax, provided the foreign limited owner satisfies applicable certification requirements. However, capital gains and interest earned by the trust may be subject to tax in other jurisdictions in which the foreign limited owner is subject to taxation. Certain interest income that the trust might earn that is allocated to a foreign limited owner may be subject to a 30% (or lower treaty rate) U.S. federal withholding tax.

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and you and your spouse file separate returns). You may thus not be able to deduct all of the losses a series allocates to you in the year in which those losses are allocated. You may also be required in any year to pay taxes on your share of the series' interest income and any other ordinary income even though the series allocated losses to you in excess of that ordinary income (i.e., because the losses allocated to you are capital losses).

You generally may not carry back capital losses to offset gains in prior years. You may, however, generally elect to carry back capital losses realized from trading in Section 1256 contracts to each of the three preceding years as an offset against Section 1256 contract gains in those years.

Capital losses that you cannot deduct in any year are carried over indefinitely to future years.

Effect of At Risk and Passive–Activity Loss Rules

You may deduct losses only to the extent of your "at–risk" amount, which is calculated in a manner that is similar to the calculation of your adjusted tax basis, except that the "at risk" amount does not include any amount borrowed on a nonrecourse basis by you or a series or from someone with an interest in that series.

The series' trading activities will not be a "passive activity." Therefore, the passive activity loss rules will not result in any tax losses of a series attributable to those trading activities being nondeductible (but such losses may be subject to other deductibility limitations described in this summary, such as the limitation on deductibility of capital losses discussed above). Similarly, your share of a series' gains from trading activities will not constitute passive income and may not be offset by your losses from passive activities.

Organizational and Syndication Expenses

The managing owner will pay, without reimbursement, all costs related to the organization of the trust and the series and the offering of units, except for the initial service fee, if any. Therefore, no deductions for organizational expenses will pass through to you. The IRS may take the position that certain expenses that a series allocates to you as deductible expenses are non–deductible syndication expenses. Syndication expenses paid by a series (i.e., expenses related to the issuance or marketing of units) are not deductible and may not be amortized, although holders generally should recognize a capital loss in respect of such expenses when their units are redeemed.

Cash Distributions, Redemptions and Exchanges of Units

You will not be taxed on any cash distributions or partial redemption payments from a series until the aggregate amount you receive exceeds your adjusted tax basis in all of your units (but you may be allocated gain of such series in the event of a partial redemption. See above under "—*Taxation of the Series' Income and Losses*"). If you receive distributions or redemption payments in excess of your adjusted tax basis, you will recognize gain equal to the excess. Tax rules do not permit recognition of a loss upon a partial redemption of your units (but you may be allocated loss of the trust in the event of a partial redemption. See above under "—*Taxation of the Series' Income and Losses*"). If you receive a cash payment in complete redemption of all of your units, you will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash you receive and your adjusted tax basis in your units. The gain or loss will be characterized as long–term or short–term capital gain or loss depending on whether you held the units for more than one year. Exchanges should be treated as redemptions followed by the purchase of units in the new series for U.S. federal income tax purposes, with the fair market value of the units received in the exchange treated as the amount of the redemption payment. No gain or loss should be recognized from the classification of class 1 and class 2 units of a particular series which reach the service fee limit as class 3 units of such series or from the classification of class 1a and class 2a units of a particular series which reach the service fee limit as class 3a units of such series.

105

necessary to increase (or decrease) your adjusted tax basis in the redeemed or exchanged units to the value of those units. This will have the effect of causing you to recognize a tax gain (or tax loss) equal to the appreciation or depreciation in the redeemed or exchanged units. There is no authority on point governing the validity of this allocation, and it is possible that the IRS could successfully challenge it.

Your adjusted tax basis in your units generally equals the amount that you paid for the units increased by income or gains allocated to you with respect to the units and decreased (but not below zero) by distributions, deductions and losses allocated to you with respect to the units.

Character of the Series' Income, Gains and Losses

Interest

Interest earned by a series, as well as interest earned on subscription funds on deposit with the escrow agent during the initial offering period for any series, will be ordinary income.

Debt Instruments

Gains and losses from dispositions of debt instruments by a series generally will be capital gains and losses. Such capital gains or losses will be long term if the series has held the debt instruments for more than one year.

Options and Futures Contracts

Certain options and futures contracts, known as "Section 1256 contracts," are subject to special tax rules. Section 1256 contracts include certain futures contracts, options and foreign currency contracts. Section 1256 contracts that remain open on the last business day of a tax year are marked to market, and gain or loss is recognized for tax purposes as if the contracts had been sold on that day at fair market value.

Gain or loss attributable to Section 1256 contracts is generally treated as 40% short–term capital gain or loss and 60% long–term capital gain or loss, regardless of how long they were held. However, gain or loss with respect to dealer equity options or dealer securities futures contracts allocable to limited partners is treated entirely as short–term capital gain or loss. To the extent that a series recognizes gain or loss with respect to dealer equity options or dealer securities futures contracts, such gain or loss that is allocated to you would be treated as short–term capital gain or loss.

Gain or loss is not recognized with respect to an option or futures contract that is not a Section 1256 contract until the option is exercised, the relevant series sells property pursuant to the futures contract, or the option or futures contract is sold, exchanged, lapses or is terminated. Gain or loss attributable to non–Section 1256 contracts will generally be short–term capital gain or loss if the relevant series holds such contracts for one year or less, which the series generally expect to do.

Income Tax Rates

Short–term capital gains and ordinary income of a series that are allocated to you (such as interest, net gain on capital assets held one year or less, and 40% of the gain on Section 1256 contracts) will be taxed at a maximum U.S. federal rate of 35% under current law. Long–term capital gains of a series that are allocated to you (such as net gain on capital assets held more than one year and 60% of the gain on Section 1256 contracts) generally will be taxed at a maximum U.S. federal rate of 15% under current law.

Deductibility of Capital Losses

Your ability to deduct capital losses allocated to you by a series is limited by several rules. You may deduct such capital losses only to the extent of your adjusted tax basis in your units. You may deduct capital losses only to the extent of your short–term or long–term capital gains for the year, plus $3,000 ($1,500 if you are married

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U.S. FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Alston & Bird LLP, but subject to the conditions, limitations, representations, and assumptions contained therein, the following is a fair and accurate summary of the U.S. federal income tax consequences to limited owners of the acquisition, ownership, and disposition of units of the trust. Except where noted, the following summary deals only with limited owners who are citizens or residents of the United States and who hold the units as capital assets and does not deal with special situations, such as those of persons liable for alternative minimum tax, U.S. persons whose "functional currency" is not the U.S. dollar, persons holding the units as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, and traders in securities that elect to use a mark–to–market method of accounting for their securities holdings. The following summary does not address state or local or non–United States tax consequences or U.S. federal tax consequences (e.g., estate or gift tax) other than income tax consequences.

Furthermore, the following summary is based on provisions of the Code, the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the foregoing, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. No ruling has been or will be requested from the Internal Revenue Service (the "IRS") on any of the tax matters discussed herein. Accordingly, there can be no assurance that the IRS will not challenge any of the U.S. federal income tax consequences described below or that any such challenge, if made, would not be sustained by a court.

We urge you to consult your own tax advisor regarding the U.S. federal, state, local and foreign income tax consequences to you of the purchase, ownership and disposition of units in light of your individual tax circumstances, and of the effects of possible changes in the tax laws.

U.S. Treasury Circular 230 Notice

The tax discussion contained in this prospectus was not intended or written to be used, and cannot be used, for the purpose of avoiding tax penalties. This discussion was written to support the promotion or marketing of the transactions or matters addressed in this prospectus. You should seek advice based on your particular circumstances from an independent tax advisor.

The Tax Status of the Trust and the Series

In the opinion of Alston & Bird LLP, counsel to the trust and the managing owner, but subject to the conditions, limitations, representations, and assumptions contained therein, (i) either the trust or each of its series will be treated as a partnership for U.S. federal income tax purposes and, assuming that at least 90% of the gross income of each series has always constituted, and will continue to constitute, "qualifying income" within the meaning of Section 7704(d) of the Code, neither the trust nor any series will be a publicly traded partnership treated as a corporation. The opinion represents counsel's legal judgment and is not binding on the IRS or the courts. The remainder of this summary assumes that each series constitutes a separate partnership for U.S. federal income tax purposes.

Taxation of the Series' Income and Losses

You must include in your income your distributable share of the income and gains of each series in which you hold units for each year even if such series does not make any cash distributions to you (which it does not expect to do). Subject to the conditions and limitations set forth below, you may be able to deduct from your income your distributable share of the series' losses and deductions.

Each series generally will allocate its income, gains and losses on a daily basis among limited owners who hold units of the series, as described above. If you redeem any units in a series or exchange units in one series for units of another series, however, you will be allocated a disproportionate amount of the series' gains (or losses) if

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Redemption Fees—Class 1 and Class 1a Only

If you redeem all or a portion of your class 1 units of the Frontier Diversified Series, Frontier Masters Series and Frontier Dynamic Series or class 1a units of the Frontier Long/Short Commodity Series sold pursuant to this prospectus during the first 12 months following the effective date of their purchase, then you will be subject to a redemption fee of up to 2.0% of the net asset value at which they are redeemed; provided, however, that the amount of the redemption fee shall be reduced pro rata on a daily basis by approximately $^1/365^{th}$ each day following the end of the month in which you purchased the units. Such redemption fees are paid to the managing owner to reimburse it for the then unamortized portion of the prepaid initial service fee calculated at the highest applicable rate.

There are no redemption fees for class 2 units, class 2a units, class 3 units or class 3a units of any series.

In the event that an investor acquires units at more than one closing date, the early redemption fee will be calculated on a first–in, first–out basis for redemption purposes (including determining the amount of any applicable redemption charge). Redemption fees are not charged in respect of class 1 or 1a units of any series, as applicable, that are being exchanged for class 1 or 1a units in any other series, respectively. *See "Summary of Agreements—Trust Agreement—Exchange Privilege."* Redemption fees do not reduce net asset value or New High Net Trading Profits for any purpose, except in relation to the amount which limited owners receive upon redemption.

The managing owner believes that the fee structure of the trust described above complies with sections IV.C.1, IV.C.2 and IV.C.3 of the NASAA Guidelines.

If you subscribe for additional class 1 or 1a units at a date subsequent to the date of your initial investment in class 1 or 1a units, respectively, and if such additional subscription entitles you to a reduced rate of the initial service fee and ongoing service fee, then the redemption fee applicable to you will be applied at the highest rate of the initial service fee and ongoing service fee applicable to your initial investment in class 1 or 1a units, respectively.

12 month period(s) with respect to each series. Using the above example (assuming no redemption of units has occurred), one year after the second unit purchase of $300,000, the ongoing service fee will be calculated at a rate of 1.25% of the net asset value of the cumulative $550,000 investment. Finally, one year after the third unit purchase of $500,000, the ongoing service fee will be calculated at a rate of 0.80% of the net asset value of the entire investment of $1,050,000.

At the option of the managing owner, the reduced rate of the initial service fee and ongoing service fee based upon incremental unit purchases may be used to purchase additional units of the relevant series in your name if you are entitled to the benefit of such reduced rate of the initial service fee and ongoing service fee or may be paid directly to you in cash.

Class 2 and Class 2a—No Initial Service Fee

Class 2 units and class 2a units may only be offered to investors who are represented by approved selling agents who are directly compensated by the investor for services rendered in connection with an investment in the trust (such arrangements commonly referred to as wrap–accounts). Investors who purchase class 2 units or class 2a units will be charged no initial service fee on such class 2 units or class 2a units.

Class 2 and Class 2a—Ongoing Service Fee

Investors who purchase class 2 units of the Frontier Diversified Series, Frontier Dynamic Series and Frontier Masters Series or class 2a units of the Frontier Long/Short Commodity Series will be charged an ongoing service fee of 0.25% annually of the net asset value of each unit purchased, for the benefit of selling agents selling such class 2 units or class 2a units, for ongoing services provided to the trust and the limited owners by such selling agents. The ongoing service fee with respect to the class 2 units of the Frontier Diversified Series, Frontier Dynamic Series and Frontier Masters Series and class 2a units of the Frontier Long/Short Commodity Series shall continue only until such units are classified as class 3 units or class 3a units of such series, as applicable.

Monthly ongoing service fees are paid by each series in two installments – a prorated mid–month payment based upon the estimated net asset value of the series for the month, and a second payment following the end of the month based upon the final calculation of the series' net asset value for the month.

Investors who purchase at least $1,000,000 in class 2 units of any series or class 2a units of the Frontier Long/Short Commodity Series may also receive a rebate from the managing owner of up to 0.25% of the purchase price of such investors' units which would otherwise be paid as brokerage commissions and investment and trading fees and expenses.

Class 3 and Class 3a—Service Fee

Class 3 units and class 3a units will not be charged any initial or ongoing service fees.

Other Service Fees

None of Schwab, Fidelity or NFS receives any initial service fees, but do receive ongoing service fees for administrative services, as described above. None of the selling agents, Schwab, Fidelity or NFS receives any service fees with respect to class 3 units or class 3a units.

Service Fee Limit Applicable to Exchanged Units

For information regarding the service fees charged following Exchanges, see *"Summary of Agreements—Trust Agreement—Exchange Privilege."*

managing owner will pay the initial service fee in full to the selling agents that sold the respective units in bona fide transactions. The initial net asset value of your investment in units will not be reduced by the payment of the initial service fee to the selling agent by the managing owner. Each series of class 1 units and class 1a units pays a monthly initial service fee to the managing owner at an annualized rate of up to 2.0% of the average daily net asset value of the units of such series. Since the managing owner is paying the initial service fee in full upon the sale of the respective units and is being reimbursed therefor by the trust monthly in arrears over the following 12 months based upon a corresponding percentage of net asset value, it bears the risk of the downside and enjoys the benefit of the upside potential of any difference between the amount of the initial service fee prepaid by it and the amount of the reimbursement thereof, which may result from variations in net asset value of such units over the following 12 months.

Class 1 and Class 1a—Ongoing Service Fee

After the expiration of 12 months following the purchase of class 1 units of the Frontier Diversified Series, Frontier Masters Series and Frontier Dynamic Series or class 1a units of the Frontier Long/Short Commodity Series, the managing owner will also charge for the benefit of the selling agents selling such class 1 or 1a units, as applicable, a monthly or quarterly ongoing service fee of up to 2.0% annually of the net asset value of each class 1 unit or class 1a unit, as applicable, sold by them for ongoing services provided to the trust and its limited owners by the selling agents. The ongoing service fee with respect to the class 1 units of the Frontier Diversified Series, Frontier Dynamic Series, and Frontier Masters Series or class 1a units of the Frontier Long/Short Commodity Series will continue only until such units are classified as class 3 units or class 3a units of such series, as applicable.

Monthly ongoing service fees are paid by each series in two installments—a prorated mid-month payment based upon the estimated net asset value of the series for the month, and a second payment following the end of the month based upon the final calculation of the series' net asset value for the month.

Class 1 and Class 1a—Calculation of Service Fee

The initial service fee and ongoing service fee for class 1 units of the Frontier Diversified Series, Frontier Masters Series and Frontier Dynamic Series and class 1a units of the Frontier Long/Short Commodity Series will be calculated according to the following scale:

Aggregate Amount of Investment in Class 1 Units or Class 1a Units:	Percentage:
$0 – $499,999	2.00%
$500,000 – $999,999	1.25%
$1,000,000 and above	0.80%*

*   investors who purchase at least $1,000,000 in class 1 units of the Frontier Diversified Series, Frontier Masters Series and Frontier Dynamic Series or class 1a units of the Frontier Long/Short Commodity Series may also receive a rebate from the managing owner of up to 0.25% of the purchase price of such investors' units which would otherwise be paid as brokerage commissions and investment and trading fees and expenses.

The calculation of the initial service fee for incremental unit purchases is based on the aggregate amount of units held by an investor at the time of each unit purchase. For example, if you purchase $250,000 in class 1 units of the Frontier Diversified Series in one month, the applicable selling agent will receive an initial service fee of 2.00% of the purchase price of such units. If you then purchase an additional $300,000 in class 1 units of the Frontier Diversified Series three months later, the selling agent will receive an initial service fee of 1.25% of the purchase price of such units. If you then purchase $500,000 in class 1 units of the Frontier Diversified Series five months later, the selling agent will receive an initial service fee of 0.80% of the purchase price of such units.

The calculation of the ongoing service fee payable after the initial 12 months of each purchase has expired is based upon the net asset value of the aggregate amount of units in class 1 or 1a, as applicable, at the end of such

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Account Start–Up, Platform Access, Account Maintenance and Technology Fees and Expense Reimbursements

The managing owner may pay to certain selling agents various initial and/or ongoing account start–up, platform access, account maintenance, and technology fees and expense reimbursements. Such fees and expense reimbursements are expected to total approximately $155,000 (0.0202% of the aggregate offering proceeds).

Class 2 and Class 2a—Ongoing Service Fees

The managing owner may pay certain selling agents customary ongoing service fees for certain administrative services provided to the trust and its limited owners for commodities related brokerage services, as described below, of up to 0.5% annually of the net asset value of each class 2 or class 2a unit (of which 0.25% will be charged to limited owners). The ongoing service fee with respect to the class 2 units of each series and class 2a units of the Frontier Long/Short Commodity Series shall continue only until such units are classified as class 3 units or class 3a units of such series, as applicable.

Organization and Offering Expenses

All expenses incurred in connection with the organization of the trust and the offering of units during the initial offering period and continuous offering period for each series (except for the initial service fees, if applicable) shall be paid by the managing owner, and investors in the trust shall not be responsible for any such expenses.

The managing owner will not allocate to the trust or any series of the trust, the indirect expenses of the managing owner.

Service Fees

Service Fees—General

The managing owner has selected the selling agents to assist in the making of offers and sales of units and provide customary ongoing services provided to the trust and its limited owners for commodities related brokerage services. Such ongoing services may include, without limitation, advising limited owners of the net asset value of the trust, of the relevant series of the trust and of their units of such series, responding to limited owners' inquiries about monthly statements and annual reports and tax information provided to them, advising limited owners whether to make additional capital contributions to the trust or to redeem their units, assisting with redemptions of units, providing information to limited owners with respect to futures and forward market conditions and providing further services which may be requested by limited owners.

This offering of units is being made in compliance with FINRA Rule 2310. The maximum amount of underwriting compensation in connection with this offering, from whatever source (including, without limitation, all fees and expenses paid by the managing owner associated with wholesaling and such other fees and expenses as are set forth under *"Plan of Distribution"*), that will be paid to FINRA members in connection with this offering will not exceed 10% of the offering proceeds of the units. In particular, all payments to selling agents who are FINRA members and their associated persons that constitute underwriting compensation will comply with the limitations set forth in FINRA Rule 2310(b)(4)(B)(ii).

Class 1 and Class 1a—Initial Service Fee

The initial service fee for the first year after the sale of the units in bona fide transactions will be prepaid to the managing owner in an amount equal to up to 2.0% of the amount contributed with respect to the class 1 units of the Frontier Diversified Series, Frontier Masters Series and Frontier Dynamic Series and the class 1a units of the Frontier Long/Short Commodity Series. The prepaid initial service fee for units of each series will be amortized monthly at an annual rate of up to 2.0% of the average daily net asset value of the purchased units. The

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transaction related fees and expenses which will be incurred by each series can be difficult to estimate and will depend upon a number of factors including the nature and frequency of the market opportunities presented, the size of the transactions, the degree of leverage employed and the transaction rates in effect from time to time.

Indirect Fees and Expenses

A portion of each series' assets may be used to enter into principal-to-principal OTC derivative contracts, including swaps, which are individually negotiated by the parties and priced by the counterparty and may include fees and expenses that are accounted for in the pricing under the applicable contract. Such indirect embedded expenses may not be identifiable and generally will not be enumerated explicitly in confirms or other transaction documentation.

Due Diligence Fees and Custodial Fees and Expenses

The trust, with respect to class 1, class 2, class 1a and class 2a units of each series sold pursuant to this prospectus, will pay for due diligence and custodial fees and expenses associated with the trading and custody of the assets allocable to such units. Such due diligence and custodial fees and expenses are expected to total approximately 0.12% of the net asset value of such units on an annual basis. Pursuant to FINRA Rule 2310, the managing owner will require full itemized documentation of any claimed due diligence expenditure incurred by third-party broker-dealers (including any selling agent) to review the business, financial statements, transactions and investments of the trust and the series to determine the accuracy and completeness of information provided in this prospectus, the suitability of the investment for their clients and the financial stability and experience of the managing owner, the trading advisors and their respective personnel, and will determine whether the expenditure can be fairly allocated to bona fide due diligence investigation before permitting reimbursement.

Extraordinary Fees and Expenses

The trust shall pay all extraordinary fees and expenses, if any. Extraordinary fees and expenses are fees and expenses which are non-recurring and unusual in nature, such as legal claims and liabilities and litigation costs and any permitted indemnification payments related thereto. Extraordinary fees and expenses shall also include material expenses which are not currently anticipated obligations of the trust or of managed futures funds in general, such as the payment of partnership taxes or governmental fees associated with payment of such taxes. Routine operational, administrative and other ordinary expenses (as described under "—*Charges to be Paid by the Managing Owner*") will not be deemed extraordinary expenses and will be paid by the managing owner. Any fees and expenses imposed on the trust due to the status of an individual shall be paid by such individual or the trust, not the managing owner. Except as otherwise set forth in this prospectus, all trust expenses which are specific to a particular series of units will be allocated to such series. All general expenses of the trust not paid by the managing owner will be allocated *pro rata* among all series of units according to their respective net asset values and taking into account the timing of such unit purchases.

Charges to Be Paid by the Managing Owner

The managing owner is responsible for the payment of the following charges and will not be reimbursed by the trust therefor:

Routine Operational, Administrative and Other Ordinary Expenses.

All of the trust's routine operational, administrative and other ordinary expenses including, but not limited to, accounting and computer services, administrative and back office services, technology and processing services, ongoing offering fees and expenses, filing fees, printing, mailing and duplication costs for each series, will be paid by the managing owner. The managing owner also is responsible for all routine legal, auditing and other expenses of third-party service providers to each series, including the trustee.

Each quarterly incentive fee generally is paid to the managing owner in two installments. The first installment is paid during the last month of the quarter for which the incentive fee is payable and is determined by the managing owner by applying a discount to the amount of the then accrued incentive fee, if any. The second installment is paid following the final calculation of the applicable New High Net Trading Profits, if any, for such quarter. In the event no incentive fee is payable or the amount of the first installment exceeds the amount of the incentive fee payable based on such final calculation, the managing owner will refund the amount (or part thereof) previously paid as a first installment to the applicable series, with interest. In addition, monthly incentive fees payable for the third month of a calendar quarter generally are paid in two installments as described above.

Investments in units made by the managing owner, a trading advisor or their respective employees, family members and affiliates may, in the sole and absolute discretion of the managing owner, be charged no incentive fees or incentive fees at reduced rates.

Interest Income

Twenty percent of interest income earned per annum by the trust with respect to each series will be paid to the managing owner, and the remaining 80% of interest income earned per annum will be retained by the trust.

Subject to compliance with the 6% annual limit on "net asset fees" payable to the managing owner pursuant to Section IV.C.1 of the NASAA Guidelines and assuming the classification of interest income as a net asset fee, to the extent that the receipt of such 20% of interest income earned by any such series or class, when aggregated with the management fees and any other applicable net asset fees paid to the managing owner, does or would exceed the 6% annual limit on "net asset fees," such excess interest income would be paid by the managing owner to the clearing brokers.

Currently, the trust has invested approximately $383 million in structured time deposits in a time deposit investment account with U.S. Bank N.A. Pursuant to the Time Deposit Account Agreement, or the TDA Agreement, the time deposits earn a guaranteed fixed interest rate and will mature six months from the date that assets are deposited in the account and are subject to automatic six-month rollovers until the fifth anniversary of the applicable deposit date. Generally, withdrawals made from the account prior to the six-month anniversary of the deposit date will require the trust to pay an amount equal to the penalties, losses, costs, expenses, damages and other charges as are incurred by the bank as a result of its breaking such deposits and withdrawals made from the account between the six-month anniversary of the deposit date and the fifth anniversary thereof will require the trust to pay an early withdrawal penalty to U.S. Bank N.A., that declines over such period, and ranges from 22.5 basis points to 5.0 basis points of amounts withdrawn. Additional excess cash assets that are not invested in such structured time deposits under the TDA Agreement currently are principally invested in U.S. Treasury bills which are held in account(s) for the trust at U.S. Bank N.A.

Brokerage Commissions and Investment and Trading Fees and Expenses

The trust, with respect to each Frontier series, currently pays the clearing brokers and the managing owner amounts totaling approximately 2.94% to 3.14% of each series' net asset value annually for brokerage commissions and other investment and trading fees and expenses charged in connection with such series' trading activities. The aggregate amount paid varies from series to series based on various factors, including, without limitation, the frequency of trading by each series' trading advisors. The current estimated aggregate amount for each series is included in the break-even analysis for each series set forth in the Appendix to this prospectus for such series. The clearing brokers receive all brokerage commissions and applicable exchange fees, NFA fees, give up fees and pit brokerage fees. The clearing brokers' brokerage commissions and applicable fees currently average approximately $3.00 per round-turn trade. The aggregate amount paid by each series includes a fee to the managing owner of up to 2.25% of such series' net asset value annually. The amount of such fee varies by series. The exact amount of brokerage commissions, exchange fees, NFA fees, give up fees, pit brokerage fees and

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or quarter. carryforward losses shall (v) be proportionately reduced to reflect reductions in assets allocated to the trading advisor. Such proportional reduction shall be based upon the ratio that the reduction of assets allocated away from the trading advisor bears to the then current amount of allocated assets managed by the trading advisor prior to giving effect to such reduction in the allocated assets. New High Net Trading Profits will not include interest earned or credited. New High Net Trading Profits will be generated only to the extent that the trading advisor's cumulative New High Net Trading Profits exceed the highest level of cumulative New High Net Trading Profits achieved by the trading advisor as of a previous incentive measurement date. Except as set forth below, net losses after proportional reduction under clause (v), above, from prior quarters must be recouped before New High Net Trading Profits can again be generated. If a withdrawal or distribution occurs at any date that is not an incentive measurement date, then the date of the withdrawal or distribution will be treated as if it were an incentive measurement date in respect of the withdrawn assets, but any incentive fee accrued in respect of the withdrawn assets on such date shall not be paid to the managing owner until the next scheduled incentive measurement date. New High Net Trading Profits for an incentive measurement period shall exclude additions to the trading advisor's allocated assets in an incentive measurement period, reductions in such trading advisor's allocated assets during an incentive measurement period, as well as losses, if any, associated with reductions during the incentive measurement period and prior to the incentive measurement date. In calculating New High Net Trading Profits, incentive fees paid for a previous incentive measurement period will not reduce cumulative New High Net Trading Profits in subsequent periods.

Each series maintains a uniform net asset value of the series per unit. The net asset value of a series per unit is determined by dividing the net asset value of the series by the number of units of the series outstanding on the date of calculation.

Whenever an incentive fee is payable to the managing owner by a series, each outstanding unit of the series owned by each limited owner effectively is charged a proportionate amount of such incentive fee. Units of each series will be subscribed for at different times and at different prices per unit (*i.e.,* the respective net asset values of the series per unit on the relevant subscription dates). Consequently, not every unit of a series outstanding at the time of an incentive fee payment to the managing owner by the series may have participated equally in the gains that gave rise to the incentive fee. The trust's method of calculating and paying incentive fees thus creates certain distortions. The extent of such distortions will depend on a variety of factors, including: the times at which units of a series are subscribed for; the net asset value of the series per unit at such times; the amount of any carryforward loss at such times; the timing of the series' trading profits and losses generated by each different trading advisor for the series; and the amounts of the subscriptions.

If an incentive fee accrual with respect to a particular trading advisor for a series is in effect at the time when particular units of such series are subscribed for (due to net profits from such trading advisor's activities prior to the applicable subscription day), the net asset value of the series per unit at such time reflects such accrual. In the event the net losses from such trading advisor's trading after the subscription date exceed such prior net profits, the incentive fee accrual is "reversed" and such reversal is credited to all units of the series equally, including the units which were purchased at a net asset value of the series per unit that fully reflected such accrual. As a result, the net asset value of the series per unit of units outstanding prior to that subscription date will be lower than it would have been had no new units of the series been purchased on the subscription date because the reversal of the incentive fee accrual would otherwise have accrued to the exclusive benefit of the previously outstanding units.

In addition, in the event of profits following significant additions to a series' capital (*i.e.,* through additional units of the series being purchased by limited owners) at a time when one or more trading advisors for the series has a carryforward loss, an incentive fee may be payable by the series even though the net asset value of the series per unit is below the net asset value of the series per unit at which certain existing limited owners purchased their units. Due to the carryforward loss, a new limited owner might experience a significant increase in the value of its recently purchased units although trading for the relevant series may not have been profitable.

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The managing owner will reimburse any of the series of the trust for any management fees charged to such series in excess of the 6% annual limit on net asset fees payable to the managing owner pursuant to Section IV.C.1 of the NASAA Guidelines.

Management fees are accrued on a daily basis. For purposes of calculating the management fee payable to the managing owner, the net asset value of a series will be determined before reduction for any management fees accrued, incentive fees accrued or extraordinary fees and expenses accrued as of the applicable day–end and before giving effect to any capital contributions made and any distributions or redemptions accrued during or as of such day–end. Monthly management fees are paid by each series in two installments—a prorated mid–month payment based upon the estimated net asset value of the series for the month, and a second payment following the end of the month based upon the final calculation of the series' net asset value for the month. For a description of the calculation of the net asset value of a series, please see *"Summary of Agreements—Trust Agreement—Net Asset Value."*

Investments in units made by the managing owner, a trading advisor or their respective employees, family members and affiliates may, in the sole and absolute discretion of the managing owner, be charged no management fees or management fees at reduced rates.

Incentive Fee

Each series will pay to the managing owner a monthly or quarterly incentive fee of a certain percentage (between 20% and 25%) of New High Net Trading Profits generated by each trading advisor for such series, including realized and unrealized gains and losses thereon, as of the close of business on the last day of each calendar month or quarter, or each, an incentive measurement date calculated on a trading advisor by trading advisor basis. It is therefore possible that for any given period a series may pay incentive fees to one or more trading advisors while such series as a whole experiences losses. Incentive fees are accrued on a daily basis. The managing owner will pay all or a portion of such incentive fees to the trading advisors for such series and may retain a portion of such incentive fees equal to or less than 10% of the New High Net Trading Profits. For the actual percentage of the New High Net Trading Profits of a series payable to the managing owner as an incentive fee, please see the appendix for such series.

For example, if you invest in a series that is charged a quarterly incentive fee of 20% of New High Net Trading Profits with respect to a trading advisor for such series and such series achieves New High Net Trading Profits of $100,000 with respect to such trading advisor in a quarter, such series will pay to the managing owner an incentive fee of $20,000 with respect to such trading advisor for such quarter. The managing owner will then pay all or a portion of such amount to such trading advisor.

New High Net Trading Profits (for purposes of calculating the managing owner's incentive fees) will be computed with respect to each trading advisor as of each incentive measurement date and will include such profits (as outlined below) since the incentive measurement date of the most recent preceding calendar month or quarter for which an incentive fee was earned for such trading advisor or, with respect to the first incentive fee payable for such trading advisor, since the commencement of trading by such trading advisor, or the incentive measurement period. New High Net Trading Profits for any incentive measurement period will be the net profits, if any, from the trading advisor's trading during such period (including (i) gross realized trading profit (loss) plus or minus (ii) the change in unrealized trading profit (loss) on open positions) minus (iii) the fees charged for brokerage commissions, exchange fees, NFA fees, give up fees and other investment and trading fees and expenses charged in connection with such trading advisor's trading activities and any ongoing service fees (relating to class 2 units and class 2a unit(s) for certain administrative services payable to certain selling agents and will be calculated after the determination of the managing owner's management fee, but before deduction of any incentive fees payable during the incentive measurement period minus (iv) the carryforward loss, if any, as of the beginning of the incentive measurement period. If the total of items (i) through (iv), above, is negative at the end of an incentive measurement period, then such amount shall be the carryforward loss for the next month

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investment and trading fees and expenses charged in connection with such series' trading activities. The amount indicated is an estimate based upon historical experience. The clearing brokers receive all brokerage commissions and applicable exchange fees, NFA fees, give up fees and pit brokerage fees. The clearing brokers' brokerage commissions and applicable fees currently average approximately $3.00 per round−turn trade. The aggregate amount paid by each series includes a fee to the managing owner of up to 2.25% of such series' net asset value annually to the applicable series.

(6)   **Interest Income**—Except for that portion of each trading company's assets used as margin to maintain forward currency contract or swap positions and assets held at the trust level for cash management, the proceeds of the offering for each series will be deposited in cash in segregated accounts in the name of each relevant trading company at the clearing brokers in accordance with CFTC segregation requirements. The clearing brokers credit each trading company with 80%−100% of the interest earned on its average net assets (other than those assets held in the form of U.S. Government securities) on deposit with the clearing brokers each week. The managing owner also may invest non−margin assets in U.S. government securities which include any security issued or guaranteed as to principal or interest by the United States, or by a person controlled by or supervised by and acting as an instrumentality of the government of the United States pursuant to authority granted by Congress of the United States or any certificate of deposit for any of the foregoing, including U.S. Treasury bonds, U.S. Treasury bills and issues of agencies of the U.S. government, and certain cash items such as money market funds, certificates of deposit (under nine months) and time deposits.

20% of interest income earned per annum by the trust will be paid to the managing owner, and the remaining 80% of interest income earned by the trust will be retained for the benefit of each series. Interest income is currently estimated at 2.31% per annum, before any payment of interest income to the managing owner. Such payment to the managing owner by each series is estimated to be 0.46%.

(7)   **Due Diligence Expenses**—The trust will pay for due diligence and custodial fees and expenses associated with the trading and custody of the assets allocable to such units. Such due diligence and custodial fees and expenses are not currently expected to exceed 0.12% of the net asset value of such units on an annual basis.

(8)   Class 3 and 3a units are not being offered by this prospectus. Class 1 and 1a units and class 2 and 2a units will be designated as class 3 or class 3a units, respectively, of such series, as applicable, for administrative purposes as of any business day when the managing owner determines that the service fee limit with respect to such units has been reached, or it anticipates that the service fee limit applicable to such units will be reached on the following business day. The service fee limit applicable to each unit sold pursuant to this prospectus is reached upon the earlier of (i) the aggregate initial and ongoing service fees received by the selling agent with respect to such unit equals 9% of the purchase price of such unit or (ii) the aggregate underwriting compensation (determined in accordance with FINRA Rule 2310) paid in respect of such unit totals 10% of the purchase price of such unit. There are no service fees or redemption fees associated with the class 3 or 3a units. *See "Plan of Distribution."*

Charges to Be Paid by the Trust

Charges to be paid by the trust with respect to each class of each series of units sold pursuant to this prospectus are described below.

Management Fee

Each series of units will pay to the managing owner a monthly management fee equal to a certain percentage of such series' net asset value. The managing owner may pay all or a portion of such management fees to the trading advisors for such series and may retain a portion of such management fees, in each case between 0% and 0.5% of such series' net asset value on an annualized basis. For the actual percentage of the assets of a series payable to the managing owner as a management fee, please see the appendix for such series.

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Table of Contents

FEES AND EXPENSES

Summary Table of Fees and Expenses

The fees and expenses related to an investment in a series are described below.

Series	Initial Service Fee (1)	Ongoing Service Fee (2)	Management Fee (3)	Incentive Fee (4)	Brokerage Commission (5)	Interest Expense (6)	Due Diligence (7)
	%	%	%	%	%	%	%
Diversified							
Class 1	2	2	0.75	25	3.14	0.46	0.12
Class 2	0	0.25	0.75	25	3.14	0.46	0.12
Class 3[8]	0	0	0.75	25	3.14	0.46	0.12
Masters							
Class 1	2	2	2	20	3.08	0.46	0.12
Class 2	0	0.25	2	20	3.08	0.46	0.12
Class 3[8]	0	0	2	20	3.08	0.46	0.12
Long/Short Commodity							
Class 1	2	2	2	20	2.94	0.46	0.12
Class 2	0	0.25	2	20	2.94	0.46	0.12
Class 3[8]	0	0	2	20	2.94	0.46	0.12
Dynamic							
Class 1	2	2	2	20	3.21	0.46	0.12
Class 2	0	0.25	2	20	3.21	0.46	0.12
Class 3[8]	0	0	2	20	3.21	0.46	0.12

(1) **Initial Service Fee**—Class 1 and 1a units of each series are subject to an initial service fee of up to 2.0% of the purchase price. The initial service fee will be prepaid by the managing owner to the applicable selling agent and will be reimbursed by the applicable series over the first 12 months of your investment. Since the managing owner is paying the initial service fee in full upon the sale of the units and is being reimbursed by the trust monthly in arrears over the following 12 months based upon the trust's current net asset value, it bears the risk of the downside and enjoys the benefit of the upside potential of any difference between the amount of the initial service fee prepaid by it and the amount of the reimbursement.

(2) **Ongoing Service Fee**—After the expiration of 12 months following the purchase of class 1 or 1a units, investors will be charged an annual ongoing service fee of up to 2.0% of the net asset value of each unit purchased. Such fee will be paid on a monthly or quarterly basis, depending on the selling agent. Investors who purchase class 2 or 2a units will be charged an ongoing service fee of 0.25% annually of the net asset value of each unit purchased, for the benefit of selling agents selling such units, for ongoing services provided to the trust and the limited owners, such as providing reports and NAV updates to investors. Ongoing service fees will be paid until such time as the service fee limit is reached. ***See footnote 8 below.***

(3) **Management Fee**—Each series will pay to the managing owner the referenced monthly management fee equal to a percentage of net asset value of the series as indicated. The managing owner will pay all or a portion of such management fee to the trading advisors and/or offset against such management fee any related fee paid by a trading company or estimated fee embedded in a swap or other derivative instrument.

(4) **Incentive Fee**—Each series will pay to the managing owner an incentive fee equal to the percentage indicated of profits (net of certain fees and expenses) generated by each trading advisor for such series, including realized and unrealized gains and losses thereon, as of the close of business on the last day of each calendar month or quarter. The managing owner will pay all or a portion of such incentive fee to the trading advisors and/or offset against such incentive fee any related fee paid by a trading company or estimated fee embedded in a swap or other derivative instrument.

(5) **Brokerage Commission**—Each series pays the clearing brokers and the managing owner amounts equal to the percentage indicated of the series' net asset value annually for brokerage commissions and other

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Table of Contents
Exchange Committees and Industry Associations

Officers, directors and employees of the managing owner, the trading advisors, the clearing brokers and their respective affiliates from time to time may serve on various committees and boards of U.S. futures exchanges and the NFA and assist in making rules and policies of those exchanges and the NFA. In such capacities they have a fiduciary duty to the exchanges on which they serve and the NFA and are required to act in the best interests of such organizations, even if such action may be adverse to the interests of the trust.

Incentive Fees

The incentive fee arrangement between each series of units, the managing owner and the trading advisors may create an incentive for the trading advisors to make trading decisions that are more speculative or subject to a greater risk of loss than would be the case if no such arrangement existed.

Because the managing owner charges each series an incentive fee which it uses to pay the trading advisor or trading advisors for such series, it has a conflict of interest between its duty to act in the best interests of each series and its pecuniary interest in selecting trading advisors which charge lower rates of incentive fees, therefore increasing the portion of the incentive fees retained by the managing owner. A similar conflict of interest exists in relation to the management fees charged by the managing owner.

Unified Counsel

In connection with this offering, the trust and the managing owner have been represented by unified counsel. To the extent that this offering could benefit by further independent review, such benefit will not be available.

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Management of Other Accounts by the Trading Advisors

The trading advisors are permitted, and have specifically indicated their intention, to manage and trade accounts for other investors (including other commodity pools) and to trade commodities for their own accounts and the accounts of their principals. They will continue to be free to do so, so long as each trading advisor's ability to carry out its obligations and duties to the trading company for which it has trading responsibility under an advisory agreement is not materially impaired thereby. *See "Summary of Agreements—Advisory Agreements."* The trading advisors might compete with the series in bidding or offering on purchases or sales of contracts through the same or a different trading program than that to be used for a series, and there can be no assurance that any such trades will be consistent with those of the series, or that the trading advisors or their principals will not be the other party to a trade entered into by any series. In addition, certain affiliates of the trading advisors operate commodity pools that may compete with the series. Pursuant to the advisory agreements, each trading advisor must treat the trading company for which it has trading responsibility equitably and provide the managing owner with access to information so that the managing owner can be assured of such equitable treatment. Limited owners, however, have no inspection rights. *See "Summary of Agreements—Advisory Agreements."* In addition, because the financial incentives of a trading advisor in other accounts managed by it may exceed any incentives payable by a trading company, the trading advisor might have an incentive to favor those accounts over such trading company in trading. The trading advisor's management of other clients' accounts may increase the level of competition among other clients and a series for the execution of the same or similar transactions and affect the priority of order entry. All open positions held in the accounts owned or controlled by a trading advisor and its principals will be aggregated for purposes of applying speculative position limits in the United States. Thus, a series might be unable to enter into or hold certain positions if such positions, when added to contracts held for other accounts of that series' trading advisor or for the trading advisor itself, would exceed the applicable speculative position limits.

No Distributions

The managing owner has discretionary authority over all distributions made by the trust. The managing owner currently does not intend to make any distributions. Greater management fees will be generated to the benefit of the managing owner and the trading advisors if the trust's assets are not reduced by distributions to the limited owners.

Trading Companies

The terms of each trading company's operating agreement are not the result of arm's—length negotiations. Other pooled investment vehicles sponsored by the managing owner or one of its affiliates may access one or more trading advisors by investing in the trading company that allocates assets to such trading advisors and, as a result, may become parties to such operating agreement. The managing owner may have a conflict of interest between its duty to act in the best interests of each series and its pecuniary interest in the promotion and success of such other pooled investment vehicles.

Selling Agents

The selling agents, including Bornhoft Group Securities Corporation, may receive prepaid initial service fees and ongoing service fees with respect to units sold by them. Therefore, they may have a conflict of interest in advising investors whether to purchase or redeem units. Since the managing owner is affiliated with Bornhoft Group Securities Corporation, the managing owner has a pecuniary interest in selecting Bornhoft Group Securities Corporation as a selling agent, thereby increasing the compensation payable to its affiliate.

In addition, your selling agent has a conflict of interest in advising you to exchange your units for units of a different series because your new units will be subject to a new service fee limit determined without regard to the amount of service fees previously charged with respect to your redeemed (exchanged out of) units, thereby potentially resulting in additional compensation to your selling agent.

ACTUAL AND POTENTIAL CONFLICTS OF INTEREST

Some of the parties involved with the operation and/or management of the trust or the trading companies, including the managing owner, have other relationships that may create disincentives to act in the best interests of the trust and its limited owners. The managing owner may have conflicts of interest in relation to its duties to the trust. However, the managing owner will, at all times, pay regard to its obligations to act in the best interests of the trust, and the managing owner will ensure that all such potential conflicts of interest are resolved fairly and in the interests of unit holders.

In evaluating these conflicts of interest, you should be aware that the managing owner has a responsibility to investors to exercise good faith and fairness in all dealings affecting the trust. The fiduciary responsibility of a managing owner of a Delaware statutory trust to other beneficial owners is a developing and changing area of the law and if you have questions concerning the duties of the managing owner, you should consult with your counsel. *See "The Managing Owner—Fiduciary Responsibilities."*

Other Activities

Because the managing owner and its affiliates may engage from time to time in other activities in the normal course of business, including acting as managing owner to other similar statutory trusts, as CPO of other commodity pools, and as investment manager of other investment funds, the managing owner's and its officers' and employees' full efforts will not be devoted to the activities of the trust. This may create a conflict of interest with respect to the managing owner's and its principals' and employees' commitment to the trust of its resources. The managing owner, however, intends to devote sufficient time to trust activities to properly manage the trust consistent with its fiduciary duties.

Ancillary Business Arrangements Between the Managing Owner and Certain Trading Advisors

The managing owner and some of the trading advisors may have business arrangements between them that do not directly relate to the trust's business. For example, the managing owner or its affiliates may sponsor other investment funds which employ one or more of the trading advisors. Furthermore, Bornhoft Group Securities Corporation, an affiliate of the managing owner, currently acts as a selling agent for an investment fund allocating assets to Chesapeake Capital, a commodity trading advisor that manages a trading program referenced by a swap entered into by the Frontier Diversified Series, and may enter into similar arrangements with other trading advisors. Such business arrangements may present a disincentive for the managing owner to terminate such trading advisors even though termination may be in the best interest of the series for which they trade.

In addition, the managing owner may have business arrangements between it and investment funds or trading advisors referenced by one or more swaps that do not directly relate to the trust's business, and the managing owner may act as the investment manager of investment funds referenced by swaps entered into by one or more of the trading companies. Such business arrangements may present a disincentive to terminate such a swap even though termination may be in the best interest of the series that invests in such swap.

Trading for Own Account

The officers, directors and employees of the managing owner and the trading advisors may from time to time trade in commodities for their own accounts. These transactions might be effected when similar series trades are not executed or are executed at less favorable prices, or these persons or entities might compete with a series in bidding or offering on purchases or sales of contracts without knowing that the series also is so bidding or offering. Although limited owners will not be permitted to inspect such persons' trading records in light of their confidential nature, the managing owner will have access to these records.

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- the quality of its risk management procedures and internal controls;

- how its business strategy relates to the strategies of the relevant series;

- the swap terms and conditions that it offers;

- its ability to provide timely and accurate reporting; and

- such other evaluations and analyses as the managing owner may deem appropriate.

Generally, the managing owner will enter into swaps with financial institutions that have, or whose swap obligations are guaranteed by a parent company that has, a minimum long–term unsecured debt rating of BBB+ from Standard & Poor's Corporation and Baa1 from Moody's Investors Services, Inc. at the time of the establishment of the swap counterparty relationship.

Neither the trust nor any series is sponsored, endorsed, sold or promoted by any existing or future swap counterparty. In addition, no swap counterparty acts or will act as a trading advisor to any series of the trust. This prospectus has not been reviewed or approved by any existing or prospective swap counterparty.

Swap Documentation; Swap Risks

The documentation for each swap will be based upon the standard form ISDA Master Agreement (Multicurrency—Cross Border) and Credit Support Annex, with mutually agreed changes. A trading company which invests in swaps on behalf of a series may pledge a portion of such series' assets to the swap counterparty as margin to secure the trading company's obligations under the swap. The swap counterparty will have the right to deal with the pledged funds in any manner it chooses subject only to such trading company's right of repayment upon, among other things, fulfillment of all of its obligations under the swap. The pledged funds may, but are not guaranteed to, bear interest.

Each swap generally will have a termination date of no more than one year from the date the swap is entered into, or the termination date. Upon the termination date, the trading company in which the assets of such series are invested may enter into a new swap. Each swap may be terminated by the swap counterparty prior to the termination date in certain circumstances, including (i) a failure of the trading company to pay under any swap (including a failure to pay margin) or certain other breaches on the part of such trading company, (ii) the occurrence of certain events of bankruptcy, insolvency or dissolution in relation to such trading company or (iii) changes to applicable law which have the effect of subjecting the swap counterparty to material loss due to the characterization of any payments under the swap, or of imposing or adversely modifying any material reserve, special deposit or similar requirement against assets or hedges incidental to the swap, or materially adversely affecting the amount of capital or increasing the amount of regulatory capital required in connection with the swap.

Payment upon the early termination of a swap in the event of a default by a trading company or upon an early termination event affecting a trading company could result in significant losses to the trading company in which the assets of such series will be invested.

Series which enter into swaps also face the risk of non–performance by a swap counterparty. Counterparties to swaps are generally a single bank or other financial institution rather than a clearing organization backed by a group of financial institutions. As a result, swap counterparty credit risk may result in significant losses.

THE TRUST AND ITS SERIES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY, AND NONE OF THE INFORMATION PRESENTED IN THIS PROSPECTUS HAS BEEN REVIEWED OR APPROVED BY, ANY SWAP COUNTERPARTY. INVESTORS IN ANY SERIES WHICH INVESTS IN SWAPS ARE NOT A PARTY TO, AND DO NOT HAVE ANY RIGHTS WITH RESPECT TO, SUCH SWAPS.

(4) A trading advisor, on behalf of the applicable trading company, may occasionally make or accept delivery of a commodity including, without limitation, currencies. A trading advisor also may engage in "EFP" transactions (*i.e.*, an exchange of futures for physical transaction, as permitted on the relevant exchange) involving currencies and metals and other commodities. Any trading company that constitutes an "eligible contract participant" (as such term is defined in Section 1(a)(12) of the CE Act) may engage in swaps, including through which it obtains exposure to reference programs or funds managed by commodity trading advisors.

(5) A trading advisor may, from time to time, employ trading techniques such as spreads, straddles and conversions.

(6) A trading advisor will not initiate open futures or option positions that would result in net long or short positions requiring as margin or premium for outstanding positions in excess of 15% of the applicable series' net asset value for any one commodity or in excess of 66% of the applicable series' net asset value for all commodities combined. Under certain market conditions, such as where there is an inability to liquidate open commodities positions because of daily price fluctuations, the managing owner may be required to commit assets of a series as margin in excess of the foregoing limits and in such case the managing owner will cause the trading advisor to reduce its open futures and option positions to comply with these limits before initiating new commodities positions.

(7) If a trading advisor engages in transactions in forward currency contracts on behalf of a series other than with or through the clearing brokers, it will only engage in such transactions with or through a bank that has, as of the end of its last fiscal year, an aggregate balance in its capital, surplus and related accounts of at least $100,000,000, as shown by its published financial statements for that year, or through a broker–dealer firm whose aggregate balance in its capital, surplus and related accounts is at least $50,000,000. If transactions are effected for a trading company in the forward markets, the only forward markets that will be permitted to be utilized are the interbank foreign currency markets and the London Metal Exchange. The utilization of other forward markets requires the consent of the managing owner.

Swaps

In addition to the allocations to the trading advisors, certain series of the trust will strategically invest a portion or all of their assets in total return swaps and other derivative contracts and instruments selected at the direction of the managing owner. Swaps are privately negotiated contracts designed to provide investment returns linked to those produced by one or more investment products or indices. In a typical swap, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on one or more particular predetermined investments or instruments. The gross returns to be exchanged or "swapped" between the parties are calculated with respect to a "notional amount" (*i.e.*, the amount or value of the underlying asset used in computing the particular interest rate, return, or other amount to be exchanged) in a particular investment, or in a "basket" of commodities or other investments representing a particular index. Swaps may also be structured like call options. Each series' investment in swaps will likely differ substantially over time due to cash flows, portfolio management decisions and market movements.

Swap Counterparties

The managing owner follows a procedure in selecting well–established financial institutions which the managing owner, in its sole discretion, considers to be reputable, reliable, financially responsible and well established, to act as swap counterparties. The managing owner selects swap counterparties on the basis of the quantitative and qualitative selection criteria established by the managing owner from time to time in its sole discretion. The managing owner evaluates prospective swap counterparties pursuant to the following factors:

- its reputation, experience and policies;
- the stability of its business structure and operations;
- the experience and integrity of its professionals;

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TRADING LIMITATIONS, POLICIES AND SWAPS

The following limitations and policies are applicable to the trust as a whole and to each series individually. The application of these limitations and policies will be identical for all series of the trust and each trading advisor. A trading advisor sometimes may be prohibited from taking positions for a series that it would otherwise prefer to acquire because of the need to comply with these limitations and policies. The managing owner will monitor compliance with the trading limitations and policies set forth below, and it may impose such additional restrictions upon the trading activities of any trading advisor (through modification of the limitations and policies) as it, in good faith, deems appropriate and in the best interests of each series, subject to the terms of the applicable advisory agreement. *See "Summary of Agreements—Advisory Agreements."*

The managing owner will not approve a material change in the following trading limitations and policies for any series without obtaining the prior written approval of limited owners holding units representing at least a majority (over 50%) of the net asset value of such series (excluding units owned by the managing owner and its affiliates). However, without obtaining such approval, the managing owner may impose additional limitations on the trading or investment activities of each series or on the types of instruments in which a trading advisor can invest if the managing owner determines that additional limitations are necessary to assure that 90% of the trust's income is Qualifying Income or are in the best interests of a series.

Trading Limitations

No series of the trust will: (i) engage in pyramiding its commodities positions (*i.e.*, use unrealized profits on existing positions to provide margin for the acquisition of additional positions in the same or a related commodity), but may take into account open trading equity on existing positions in determining generally whether to acquire additional commodities positions; (ii) borrow or loan money (except with respect to the deposit on margin (or its equivalent) with respect to the initiation or maintenance of the series' commodities and swap positions or obtaining lines of credit for the trading of forward currency contracts; provided, however, that each series of the trust is prohibited from incurring any indebtedness on a non–recourse basis); (iii) permit rebates to be received by the managing owner or its affiliates, or permit the managing owner or any affiliate to engage in any reciprocal business arrangements that would circumvent the foregoing prohibition; (iv) permit any trading advisor to share in any portion of the commodity brokerage fees paid by a series of the trust; (v) commingle its assets with the property of another person, except as permitted by law; or (vi) permit the churning of its commodity accounts.

The trust, with respect to each series, will conform in all respects to the rules, regulations and guidelines of the markets on which its trades are executed.

Trading Policies

Subject to the foregoing limitations, each trading advisor has agreed to abide by the trading policies of the series of the trust, which currently are as follows:

(1) Series funds generally will be invested in contracts that are traded in sufficient volume which, at the time such trades are initiated, are reasonably expected to permit entering and liquidating positions.

(2) Stop or limit orders may, in a trading advisor's discretion, be given with respect to initiating or liquidating positions in order to attempt to limit losses or secure profits. If stop or limit orders are used, however, no assurance can be given that the clearing brokers will be able to liquidate a position at a specified stop or limit order price, due to either the volatility of the market or the inability to trade because of market limitations.

(3) A trading advisor generally will not initiate an open position in a futures contract (other than a cash settlement contract) during any delivery month in that contract, except when required by exchange rules, law or exigent market circumstances. This policy does not apply to forward and cash market transactions.

2004 until December 2005. Custom Trading Solutions, Inc. was registered under the CE Act as a CTA from July 2003 until December 2005, and as an NFA member from April 2004 until December 2005. Mr. Bell also developed and instructed three–day seminars on designing and evaluating mechanical trading systems for major Wall Street clients, including Morgan Stanley, Credit Suisse First Boston, SAC Capital, Greenwich Capital and FX–Concepts. Mr. Bell also provided consulting services to many private and professional traders on the design and evaluation of technical indicators and trading systems. Additionally, he designed proprietary trading system evaluation and optimization algorithms and supporting software. Prior to starting Custom Trading Solutions, Inc. in February 2000, Mr. Bell was a Senior Software Engineer at CQG, Inc. for fourteen years from May 1987 through February 2000, where Mr. Bell conducted technical analysis and trading system research that resulted in many of the features in CQG for Windows. Mr. Bell has published articles in *Technical Analysis of Stocks & Commodities* and *Working Money Magazine*. Mr. Bell earned both his M.S. in Electrical Engineering and his B.S. in Engineering Physics from the University of Colorado. Mr. Bell currently holds a CFTC/NFA Series 3 registration.

Thomas J. O'Donnell III is a Partner of The Bornhoft Group, having joined the firm in November 2009 and has been listed as an NFA associate member of The Bornhoft Group since November 9, 2009. Mr. O'Donnell had a temporary associated person license of The Bornhoft Group from November 9, 2009 to November 30, 2009. His registration as a principal was approved on February 26, 2010 and he has been registered as an associated person of The Bornhoft Group since March 3, 2010. Mr. O'Donnell is also a member of The Bornhoft Group's Investment Committee. His responsibilities include sharing his many years of investment experience and helping institutional investors build better risk adjusted portfolios. Mr. O'Donnell also directs The Bornhoft Group's institutional marketing campaign and client correspondence activities. In October 2009, Mr. O'Donnell conducted proprietary research on the managed futures industry. Before joining The Bornhoft Group, Mr. O'Donnell was a First Vice President in the Alternative Investments Group of Newedge USA, LLC, an FCM, from May 2007 to September 2009. His primary focus at Newedge was capital introduction between institutional investors and managed futures product providers. He also was involved in educating institutional investors about alternative investments, with specific emphasis on managed futures, global macro, currency and commodity–based hedge fund strategies. Mr. O'Donnell was registered as an associated person and listed as an NFA associate member effective January 2, 2008 through September 30, 2009. He was registered as an associated person and listed as an NFA associate member of Newedge Financial, Inc. effective August 9, 2007 through October 16, 2008, where he was an account executive and First Vice President in the Alternative Investments Group. From December 1995 to April 2007, he was Managing Director of Marketing and Client Services at Chesapeake Capital Corporation, a CTA. He was listed as an NFA associate member as of December 28, 1995 and registered as an associated person of Chesapeake Capital Corporation effective March 13, 1996, until May 11, 2007. From June 1989 to November 1995, he was Program Director with the Virginia Retirement System, or the VRS, one of the largest public pension funds in the United States. At VRS, he was heavily involved in the strategic investment policies and asset allocation decisions and gained extensive experience in traditional and alternative investments. In addition to overseeing their External Global Equity Program, he also was responsible for particular alternative investment programs including the Market Neutral Program and the Managed Futures Program. He helped research and launch the VRS Managed Futures Program in May 1991. The VRS was among the first public pension funds to invest in managed futures. The Bornhoft Group was one of the multi–advisor managed futures firms that the VRS hired at the inception of the VRS Managed Futures Program. Mr. O'Donnell is a frequent speaker at investment conferences on a variety of topics including alternative investments. He received his B.S. in Business Management from Virginia Polytechnic Institute & State University (Virginia Tech) in 1989. He currently holds a CFTC/NFA series 3 and series 30 license registrations.

Performance Information – Non–Offered Series

The performance information for the last five years for the classes of series of the trust which are no longer being offered for new investment is set forth below on pages 52–53. The Dunn Series of units commenced trading in September 2004, ceased trading on October 15, 2007 and is no longer being offered by the trust. Each of the hedge fund businesses and platforms at Salomon Brothers Asset Management (and its successors, Citigroup Asset Management and Citigroup Alternative Investments). He was also involved in the structuring and marketing of funds, portfolio management, quantitative analysis, risk management and client service. Dr. Dravid received his Bachelor's degree in Physics from the University of Poona (India) in 1973. He received an M.A. in Physics from SUNY at Stony Brook in 1975 and an MBA in Finance and Marketing from the University of Rochester in 1977. He was awarded a Ph.D. in Business by Stanford University in 1990.

The sole members of the managing owner are Plimpton Capital, LLC and The Bornhoft Group which have been registered as principals of the managing owner since August 2003.

The Bornhoft Group

The overall fund management and asset allocation activities will be performed for the trust by one of the members of managing owner, The Bornhoft Group. The Bornhoft Group has been registered under the CE Act as a CPO and as a CTA since January 26, 1987, and has been a member of the NFA since November 27, 1985. Established in 1985, The Bornhoft Group (formerly Hart–Bornhoft, Inc.) is one of the oldest asset management firms specializing in alternative investments. The firm structures and actively manages funds and portfolios comprised of performance–oriented portfolio managers for United States and internationally based private and institutional investors. Investments include managed futures, hedge funds, alternative investment indexing, structured notes and portfolio overlays.

The Bornhoft Group has specialized in the identification, research, and management of multi–advisor managed futures portfolios since its inception with cumulative aggregate allocated assets of approximately $1.7 billion to CTAs. Over its history, The Bornhoft Group has also established relationships with over twenty–five U.S. brokerage firms that have sold their commodity and hedge funds.

The Bornhoft Group has a database of over 1,000 alternative investment programs. It began the creation of a proprietary database of advisors as well as proprietary analytical software in 1983. Since this time, the company's database has evolved to also include commercial information. It has a well–established and tested infrastructure that provides fund administration, accounting, cash management, client services and reporting services for commodity and hedge funds. The development of its proprietary fund administration and valuation systems began in 1989.

The Bornhoft Group has an ongoing commitment to the development of alternative investment products.

The principals of The Bornhoft Group are Richard E. Bornhoft, Ron S. Montano, Brian R. Bell, S. Brent Bales and Thomas J. O'Donnell. The biographies for Messrs. Bornhoft, Montano and Bales appear above under the caption *"The Managing Owner—Principals of the Managing Owner."* The biographies for Messrs. Bell and O'Donnell appear below.

Brian R. Bell is Director of Research for The Bornhoft Group and is responsible for the research and selection of qualified CTAs for various institutional and retail portfolios. Mr. Bell has been involved in the futures industry since May 1987. Mr. Bell joined The Bornhoft Group in April 2005 and has been listed as a principal of The Bornhoft Group since August 2005. Mr. Bell is also involved with CTS Capital Management, LLC, a CTA located in Denver, Colorado, where he manages the trading and research, focusing on a multiple–strategy portfolio approach. Mr. Bell has been listed as a principal and registered as an associated person of CTS Capital Management, LLC since September 2005 and October 2005, respectively, and as a member of the NFA in such capacity since October 2005. Beginning in February 2000, Mr. Bell was President and owner of Custom Trading Solutions, Inc., which developed CTS Studies and BestCommodityCharts.com, technical indicators used with CQG, Inc. and TradeStation products, and marketed them to customers across North and South America, Australia, Asia and Europe. Mr. Bell was listed under the CE Act as a principal of Custom Trading Solutions, Inc. from July 2003 until December 2005, and registered as an associated person in such capacity from April

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Colorado Pen Company. Mr. Bales' responsibilities include supervision of all accounting activities, valuation of client portfolios and monitoring of risk management systems. Mr. Bales has over 25 years of experience in finance, accounting and the operation of businesses, as well as over 15 years of experience in senior management positions with various start-up and developmental businesses. He is a Certified Public Accountant with past experience that includes tenures with Touche Ross & Co. and other corporations with responsibilities that encompassed auditing, revenue and cost accounting, cash management and tax audit representation. Mr. Bales received his Bachelor's degree in Accounting in 1973 from University of Denver and his Certified Public Accountant certification in 1977.

Executive Committee

The Executive Committee is responsible for the general oversight of the trust's business and functions like a board of directors of a corporation. The current members of the Executive Committee are Robert J. Enck, Richard E. Bornhoft, John C. Plimpton and Ajay R. Dravid.

Robert J. Enck—Mr. Enck's biography appears above under the caption ***"The Managing Owner—Principals of the Managing Owner."***

Richard E. Bornhoft—Mr. Bornhoft's biography appears above under the caption ***"The Managing Owner—Principals of the Managing Owner."***

John C. Plimpton is a member of the Executive Committee of the managing owner. Mr. Plimpton has been listed as a principal and registered as an associated person of the managing owner since August 2003 and has been a member of the NFA in such capacities as of such date. In November 2002, Mr. Plimpton formed Solon Capital, LLC, or Solon Capital. Solon Capital has been registered under the Commodity Exchange Act as a CPO since December 17, 2002 and became a member of the NFA on June 9, 2003. Mr. Plimpton has been registered under the CE Act as an associated person and listed as a principal of Solon Capital since December 2002 and has been a member of the NFA with Solon Capital in such capacities since June 2003. Mr. Plimpton was a Director of Investments at Willowbridge Associates Inc. from February 1995 through September of 2000 where he was responsible for raising assets and for evaluating investment opportunities in insurance and financial services for Willowbridge Associates Inc. and its affiliates, including Union Spring Asset Management, Inc. From September 2000 through January 2001, he was employed at Quantitative Financial Strategies Inc. in Stamford, Connecticut. Willowbridge Associates Inc. has been an NFA member and has been registered under the Commodity Exchange Act as a CTA and a CPO since May 3, 1988. Union Spring Asset Management, Inc. has been an NFA member and has been registered under the CE Act as a CTA and a CPO since March 29, 1996. Quantitative Financial Strategies Inc. has been an NFA member and has been registered under the CE Act as a CTA and a CPO since May 17, 1990. From February 2001 through September 2002, he was the Director of Corporate Development for Beacon Management Corporation USA of Princeton, New Jersey. Mr. Plimpton was registered under the CE Act as an associated person of Beacon Management Corporation USA and was a member of the NFA in such capacity but withdrew such registration and membership in August 2004. He holds a B.A. in Economics from the University of Chicago and an MBA in corporate finance and corporate accounting from the William E. Simon School of Management at the University of Rochester. He earned his Chartered Life Underwriter and Chartered Financial Consultant designations from the American College.

Ajay R. Dravid is a member of the Executive Committee of the managing owner. Dr. Dravid has been listed as a principal of the managing owner since April 2009. Since January 2009, Dr. Dravid has been an adjunct professor of Finance at the Fox School of Business at Temple University. Since June 2006, he has also been a self-employed consultant, including acting as a paid consultant to the managing owner. From December 2004 to May 2006, Dr. Dravid was President of Saranac Capital Management LP, a hedge fund, which managed more than $3 billion in hedge fund assets. From August 1993 to November 2004, he was a Managing Director at Salomon Brothers and Citigroup, each of which is an investment bank, where he helped to build and manage the

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Management, LLC an investment adviser registered under the Investment Advisers Act from July 2002 until March 2009. Mr. Bornhoft has over 25 years of experience in advising both private and institutional clientele in the alternative investment industry, beginning his career in June 1979. The Bornhoft Group was formed in 1985 as an investment management firm, providing alternative investments (i.e., investments other than long–only investments in publicly–traded stocks, bonds and cash–equivalent securities) to institutions and high net worth investors. Over the past two decades, Mr. Bornhoft has been responsible for the planning and execution of The Bornhoft Group's business strategy. This responsibility has included such tasks as the design and implementation of the asset allocation, valuation and risk management systems, and the management of client assets into alternative investment products and services. His company has designed and operated managed futures portfolios for approximately 20 pension plans, corporations and banking institutions throughout the world. From March 1990 to June 1997, Mr. Bornhoft was a principal and associated person of Hart–Bornhoft Group, Inc, a registered CTA and CPO. From July 1996 to September 2000, Mr. Bornhoft was a principal and associated person of Covenant Portfolio Management Inc., a registered CTA and CPO, and from December 1997 to March 2001, Mr. Bornhoft was a principal and associated person of Warwick Capital Management, Inc., a registered CTA. From June 1998 to August 2001, Mr. Bornhoft was a principal and associated person of The Bornhoft Advisory Group Corporation, a registered CTA. Prior to forming The Bornhoft Group in September 1985, from February 1983 to August 1985, Mr. Bornhoft was Vice–President of Product Development for the Managed Account Corporation, an investment–consulting firm that offered managed futures products to its clientele. From June 1979 to August 1985, he held various positions at a guaranteed introducing broker of Geldermann, Inc., a Chicago–based futures brokerage firm and registered FCM, including a Denver branch manager. Additional activities included developing managed futures trading systems and advising client assets in managed futures. He has served on numerous arbitration boards and various committees of certain regulatory and industry organizations and is a frequent speaker at international conferences and symposiums on alternative investments. He has written numerous articles in leading financial publications and is a contributing author to The Handbook of Managed Futures – Performance, Evaluation and Analysis (McGraw–Hill, 1997) and Searching for Alpha—The Quest for Exceptional Investment Performance (Wiley, 2000). Mr. Bornhoft was a founding principal of Morningstar Hedge Inc. He currently holds SEC/FINRA Series 7, 24 and 63 registrations, in addition to a CFTC/NFA Series 3 registration.

Ron S. Montano is the Chief Administration Officer and Secretary of the managing owner. Mr. Montano has been listed as a principal of the managing owner since August 2003. Mr. Montano is also the Chief Operations Officer of The Bornhoft Group. Mr. Montano joined the Bornhoft Group in November 1997 and has been listed as a principal thereof since May 1998. Mr. Montano is also a principal of Bornhoft Group Securities Corporation. From June 1998 to August 2001, Mr. Montano was a principal and associated person of The Bornhoft Advisory Group Corporation, a registered CTA. His responsibilities include providing oversight and management to all divisions of The Bornhoft Group companies, managing all personnel activities, and directing marketing campaigns. Mr. Montano draws upon his extensive experience in leadership and management skills during his successful and highly decorated 23–year career in the United States Army/Army Recruiting Command. He achieved the rank of Command Sergeant Major responsible for administrative functions including manpower assessment, relocation and problem solving, training, documentation and community relations. During his tenure, his oversight has included overseeing six recruiting companies and 51 recruiting stations within the New England states territory, and seven companies and 52 recruiting offices and over 300 recruiting sales representatives in Michigan, which was the largest recruiting territory in the United States. He graduated with a degree in Applied Science as well as being selected for and graduated from the United States Army Sergeants Major Academy. Mr. Montano was selected to be directly involved in the United States Army Recruiting Command policy development process. He has been highly decorated for his accomplishments in promoting his assigned territories, which earned him the Army's coveted "Legion of Merit Award."

S. Brent Bales is the Chief Financial Officer of the managing owner. Mr. Bales has been listed as a principal of the managing owner since August 2003. Mr. Bales is also the Vice President of Finance for The Bornhoft Group. Mr. Bales joined The Bornhoft Group in June 2000 and has been listed as a principal thereof since December 2001. Prior to that, from June 1992 through June 2000, he was employed as the Controller of

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managing owner receives in respect of its minimum purchase commitment, the managing owner may purchase units in any series as a limited owner. *See* *"Plan of Distribution—Offering."* All units purchased by the managing owner are held for investment purposes only and not for resale.

As of March 15, 2010, the managing owner owned at least 1.000% in net asset value of the outstanding units of the trust and Richard E. Bornhoft, a principal of the managing owner, owned less than 0.01% in net asset value of the outstanding units of the trust. Other than Mr. Bornhoft, no principal of the managing owner owns any beneficial interest in the trust, but any of them is free to do so.

Net Worth Commitment

The managing owner's net worth is in excess of the minimum net worth requirements under the NASAA Guidelines. The managing owner has agreed that so long as the managing owner remains the managing owner of the trust, it will not take or voluntarily permit to be taken any affirmative action to reduce the managing owner's net worth below any regulation-required amounts.

Principals of the Managing Owner

The directors and officers of the managing owner are as follows:

Robert J. Enck is the President and Chief Executive Officer of the managing owner, and serves as a member of the management committee, or the Executive Committee. Mr. Enck has been listed as a principal of the managing owner since July 2007. Mr. Enck joined the managing owner on March 1, 2007, with more than 20 years of extensive management experience with large, highly regulated health care organizations such as Bristol-Myers Squibb and Quintiles as well as with more entrepreneurial venture capital funded organizations. Most recently, from March 2003 to March 2007, Mr. Enck was the Senior Managing Director of The Hermes Group LLC, an advisory firm that specialized in management advisory services, as well as merger and acquisition-related services. At the Hermes Group, Mr. Enck was a member of the ownership team that acquired Ascendia Brands (formerly Lander Company), a $200 million health and beauty care company. As part of this team, Mr. Enck focused on acquisitions, marketing, outsourcing initiatives and the reverse merger of Lander into a public company. Prior to joining Hermes, from March 2001 to March 2003, Mr. Enck served as a General Manager and Vice President within Quintiles Transnational, a multi-national pharmaceutical services firm with nearly two billion dollars in annual revenues. Mr. Enck joined Quintiles as a result of Quintiles' acquisition of Beansprout Networks, where Mr. Enck served as CEO. As CEO of Beansprout, Mr. Enck conceived of and executed a dramatic refocus of the company and engineered the successful transaction with Quintiles. Prior to joining Beansprout, from September 1998 to March 2001, Mr. Enck was President of Rx Remedy Information Services, a company focused on providing pharmaceutical firms with longitudinal patient-reported health care information. Before that, Mr. Enck was with Summit Medical Systems from January 1994 to September 1998, where he held a number of senior-level positions, including President and General Manager of its subsidiary, Medical Information Systems (MIS), as well as Vice President of Sales and Marketing of parent company, Summit. Mr. Enck joined Summit when it was a private firm and was a member of the management team that grew the business and conducted a successful IPO. Additionally, Mr. Enck served as President of MIS, where he executed its sale to United Healthcare. Earlier, he spent nine years with Bristol-Myers Squibb and held management positions in the areas of managed care, government programs and sales management. Mr. Enck holds a B.S. degree in Natural Sciences from St. John's University, Collegeville, MN and an MBA in Management from the University of St. Thomas, St. Paul, MN.

Richard E. Bornhoft is the Chairman of the Executive Committee and Chief Investment Officer of the managing owner. Mr. Bornhoft has been listed as a principal and registered as an associated person of the managing owner since August 2003. Mr. Bornhoft also is President of The Bornhoft Group Corporation, or The Bornhoft Group, and has been listed as a principal and registered as an associated person of The Bornhoft Group since September 1985, and November 1985, respectively. Mr. Bornhoft is also a principal of Bornhoft Group Securities Corporation, a registered broker/dealer. Mr. Bornhoft was a principal of SectorQuant Capital

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institute legal action on behalf of yourself and all other similarly situated limited owners of such series (a class action) to recover damages from the managing owner for violations of fiduciary duties. *See "Summary of Agreements—Trust Agreement—Indemnification."* Potential defenses, among others, to any claim by you or another limited owner of breach of fiduciary duty include that discretion was reasonably exercised or that the action at issue was contractually authorized. In addition, (i) limited owners of a series may have the right, subject to procedural and jurisdictional requirements, to bring a class action against a series in federal court to enforce their rights under the federal securities and commodities laws; and (ii) limited owners of a series who have suffered losses in connection with the purchase or sale of their units of that series may be able to recover such losses from the managing owner where the losses result from a violation by the managing owner of the antifraud provisions of the federal securities and commodities laws.

There neither now exists nor has there previously ever been any material administrative, civil or criminal action against the trust or the managing owner or any of their principals.

Reparations and Arbitration Proceedings

Limited owners of a series also have the right to institute a reparations proceeding before a CFTC administrative law judge against the managing owner, which is a registered commodity pool operator, or CPO; the futures clearing brokers, which are registered as futures commission merchants, or FCMs, under the Commodity Exchange Act (or CE Act); or those trading advisors of the series that are registered as commodity trading advisors, or CTAs, under the CE Act, and the rules promulgated thereunder; as well as the right to initiate arbitration proceedings in lieu thereof.

Basis for Liability

Potential investors should be aware, however, that certain provisions in the advisory agreements, the Brokerage agreements and the trust agreement generally make it more difficult to establish a basis for liability against any trading advisor, any clearing broker and the managing owner than it would be absent such provisions. For example, each advisory agreement gives broad discretion to each trading advisor, and each advisory agreement, each Brokerage agreement and the trust agreement contain exculpatory and indemnity provisions *(see "Summary of Agreements—Advisory Agreements," "—Brokerage Agreements" and "—Trust Agreement")*. Payment of any indemnity to any person by the trust or any aeries of the trust pursuant to such provisions would reduce the assets of the series affected. The managing owner does not carry insurance covering such potential losses, and the trust carries no liability insurance covering its potential indemnification exposure.

Because the foregoing summary involves developing and changing areas of the law, limited owners who believe that the trustee, the managing owner, any clearing broker or any trading advisor may have violated applicable law should consult with their own counsel as to their evaluation of the status of the law at such time.

Managing Owner's Commitments

Minimum Purchase Commitment

As described above under *"The Managing Owner—Managing Owner Participation in Trust Income and Losses,"* so long as the managing owner is acting as the managing owner of the trust, it is required to maintain at least a 1% interest in the aggregate capital, profits and losses of all series of the trust and in return will receive General Units of each series in which the managing owner invests such funds. The managing owner's investment may be in only one series, or divided into various series in any proportion, at the managing owner's discretion. In no event shall such contribution be less than that required by the NASAA Guidelines. The General Units may only be purchased by the managing owner and may be subject to no advisory fees or advisory fees at reduced rates. Otherwise, the General Units hold the same rights as the units owned by limited owners. The managing owner will make such purchases as are necessary to effect this requirement. In addition to the General Units the

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alternative investment programs is always increasing. Research team members regularly interact with trading advisors throughout the due diligence and monitoring process. Only those programs that have met strict quantitative and qualitative review are considered as potential managers of client assets. Following is a summary of the quantitative and qualitative analysis:

Quantitative Analysis

The Bornhoft Group's analytical software system applies a variety of statistical measures towards the evaluation of current and historical advisor performance data. Statistical measures include but are not limited to: (1) risk/reward analysis, (2) time window analysis, (3) risk analysis, (4) correlation analysis, (5) statistical overlays and (6) performance cycle analysis.

Qualitative Analysis

Although quantitative analysis statistically identifies the top performing trading advisors, qualitative analysis plays a major role in the trading advisor evaluation and final selection process. Each trading advisor in the Bornhoft Group's top decile universe initially undergoes extensive qualitative review by The Bornhoft Group's research department, as well as continual monitoring. This analysis generally includes, but is not limited to: (1) preliminary information and due diligence, (2) background review, (3) onsite due diligence, (4) extensive due diligence questionnaires and (5) written review and periodic updates. This information allows a thorough review of each trading advisor's trading philosophy, trading systems and corporate structure.

Multi–Manager Approach

A multi–manager approach to portfolio management provides diversification of trading advisors and access to broader global markets. Multiple trading advisors can provide diversification across trading methodologies, trading time horizons, and markets traded. Additionally, multi–manager portfolios tend to provide a greater level of professional management with ongoing risk management and review. The result can be more consistent returns with lower volatility.

Fiduciary Responsibilities

Accountability

Pursuant to the Trust Act, the trustee has delegated to the managing owner responsibility for the management of the business and affairs of the trust and each series, and it has neither a duty to supervise or monitor the managing owner's performance nor liability for the acts or omissions of the managing owner. The trustee retains a statutory fiduciary duty to the trust only for the performance of the express obligations it retains under the trust agreement, which are limited to the making of certain filings under the Trust Act and the acceptance of process on behalf of the trust in the State of Delaware. The trustee owes no other duties to the trust or any series. The managing owner is accountable to each limited owner as a fiduciary and must exercise good faith and fairness in all dealings affecting the trust. Under the Trust Act, if, in law or equity, the trustee or the managing owner has duties (including fiduciary duties) to the trust or to the limited owners, and liabilities relating to those duties, (i) the trustee and the managing owner shall not be liable for their good faith reliance on the provisions of the trust agreement, and (ii) the trustee's and the managing owner's duties and liabilities may be expanded or restricted by the express provisions of the trust agreement. The managing owner may not contract away its fiduciary obligations.

Legal Proceedings

If you believe that the managing owner has violated its fiduciary duty to the limited owners of a series, you may seek legal relief for yourself or, subject to the satisfaction of certain conditions, may seek on behalf of such series to recover damages from, or require an accounting by, the managing owner. You may have the right to

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Retention of Affiliates

The managing owner may retain affiliates to provide certain administrative services necessary to the prudent operation of the trust and each series so long as the managing owner has made a good faith determination that:

- the affiliate that it proposes to engage is qualified to perform such services;

- the terms and conditions of the agreement with an affiliate are no less favorable than could be obtained from equally qualified unaffiliated third parties; and

- the maximum period covered by any such agreement shall not exceed one year, and shall be terminable without penalty upon 60 days prior written notice by the trust.

The fees of any such affiliates will be paid by the managing owner or an affiliate.

Notification of Decline in Net Asset Value

If the estimated net asset value per unit of any series declines, as of the end of any business day, to less than 50% of the net asset value per unit of that series as of the end of the immediately preceding valuation point, then the managing owner will notify the limited owners of that series within seven business days of such decline. The notice will include a description of the limited owners' voting and redemption rights.

Maximum Contract Term

The trust or any series of the trust is prohibited from entering into any contract with the managing owner or its affiliates which has a term of more than one year and which is not terminable by the trust without penalty upon 60 days prior written notice.

Managing Owner Participation in Trust Income and Losses

So long as the managing owner is acting as the managing owner of the trust, it is required to maintain at least a 1% interest in the aggregate capital, profits and losses of the trust, and in return will receive units designated as "General Units" of each series in which it invests such funds. The managing owner will participate in the income and losses of any series proportionally in keeping with the ratio of its ownership of General Units of any series to the total number of units of that series, on the same basis as the limited owners of that series.

Selection and Replacement of Trading Advisors

The managing owner is ultimately responsible for the selection, retention and termination of the trading advisors on behalf of each series. The Bornhoft Group provides recommendations to the managing owner regarding the selection, retention and termination of trading advisors.

The Bornhoft Group utilizes certain quantitative and qualitative analysis in connection with the identification, evaluation and selection of the trading advisors. The Bornhoft Group's proprietary and commercial analytical software programs and comprehensive trading advisor database provide the quantitative basis for the trading advisor selection, portfolio implementation process, and ongoing risk management, monitoring, and review.

In 1983, the principals of The Bornhoft Group began compiling The Bornhoft Group's proprietary database of the leading United States and internationally based alternative investment programs. Trading advisors are monitored and performance data is entered on a daily, monthly, quarterly or bi–annual basis according to internal ranking systems.

The Bornhoft Group's research department is continually refining ways to assimilate vast amounts of trading advisor performance data and due–diligence information. The proprietary and commercial database of

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THE TRUSTEE

Wilmington Trust Company, a Delaware banking corporation, is the sole trustee of the trust. The trustee's principal offices are located at 1100 N. Market Street, Rodney Square North, Wilmington, Delaware 19805. The trustee is not affiliated with the managing owner or any of the trading advisors, and the trustee's duties and liabilities with respect to the offering of the units and the administration of the trust are limited to its express obligations under the trust agreement. The trustee will accept service of legal process upon the trust in the State of Delaware. *See "Summary of Agreements—Trust Agreement—Trustee."* Limited owners will be notified by the managing owner of any change of the trust's trustee.

THE MANAGING OWNER

Equinox Fund Management, LLC, a registered commodity pool operator, serves as the managing owner and commodity pool operator of the trust. The managing owner was incorporated in Delaware in June, 2003. The managing owner has been registered with the CFTC as a commodity pool operator since August 6, 2003, and has been a member of the NFA in such capacity since that date. The managing owner's main business office is located at 1660 Lincoln Street, Suite 100, Denver, Colorado 80264, telephone (303) 837–0600. The books and records of the trust are kept at the office of the managing owner. The managing owner will maintain a 1% interest in each series of the trust at all times. The managing owner has agreed to accept liability for the obligations of each series that exceed that series' net assets.

In accordance with the trust agreement, which accompanies this prospectus, the managing owner has the authority to make trading decisions for the trust; therefore, the principals of the managing owner, whose background information is listed below, are the trading principals of the managing owner and the trust. The trading principals of the trust, on behalf of the managing owner, have delegated this responsibility to the trust's trading advisors.

Management of the Trust

The managing owner will manage each series' business and affairs, but will not (except in certain limited, and essentially emergency, situations) direct the trading activities for any series. The managing owner will be responsible for the renewal of the advisory agreements entered into with the various trading advisors, as well as for the selection of additional and/or substitute trading advisors. *See "Summary of Agreements—Advisory Agreements."* In addition, the managing owner selected the trustee and is responsible for determining whether to retain or replace the trustee.

The managing owner intends to provide various fund features including, but not limited to institutional quality asset allocation with institutional pricing and unit series and classes available for the institutional investor.

The managing owner will be directly responsible for (i) preparing monthly and annual reports to the limited owners, (ii) filing reports required by the CFTC, the SEC and any other federal or state agencies or self–regulatory organizations and (iii) calculating the net asset value of each series and all fees and expenses, if any, to be paid by each series. The managing owner provides suitable facilities and procedures for handling and executing redemptions, exchanges, transfers and distributions (if any), and the orderly liquidation of each series. The managing owner is responsible for selecting the FCMs, OTC foreign exchange counterparties and swap counterparties for each trading company. In managing each series' business and affairs, the managing owner may contract with, and rely upon, information, research and advice provided by third parties.

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THE FRONTIER FUND

The Trust

The trust was formed on August 8, 2003, under the Delaware Statutory Trust Act, as amended. The trust and each series of the trust (except for the Frontier Dynamic Series) is a multi-advisor pool as defined in CFTC Rule 4.10(d)(2). The sole trustee of the trust is Wilmington Trust Company, which delegated its duty and authority for the management of the business and affairs of the trust to Equinox Fund Management, LLC, the managing owner. Wilmington Trust Company will have limited liability as set forth in the trust agreement. Each series engages in the speculative trading of a diversified portfolio of futures, forwards (including interbank foreign currencies) and swaps and options contracts and/or other derivative instruments. The purpose of each series is to seek capital appreciation while attempting to control risk and volatility. Equinox Fund Management, LLC, a commodity pool operator and the managing owner of the trust, allocates the assets of each series to a diverse group of experienced commodity trading advisors and/or, from time to time, may also enter into swaps or other derivative instruments with respect to certain reference trading programs. Units are available for subscription on each business day at the then current net asset value per unit. The trust has offered other series in the past and may offer new series in the future.

Since each series' has a unique trading strategy, you should review the information relating to each series and its trading strategy (see *"Appendices to Part 1"* for additional information regarding each series and its trading strategy).

The trust will terminate on December 31, 2053 (unless terminated earlier in certain circumstances). *See "Summary of Agreements—Trust Agreement."* The principal offices of the trust and the managing owner are located at 1660 Lincoln Street, Suite 100, Denver, Colorado 80264, and their telephone number is (303) 837-0600.

The Managing Owner

Equinox Fund Management, LLC, a registered commodity pool operator, serves as the managing owner and commodity pool operator of the trust. The managing owner was incorporated in Delaware in June, 2003. The managing owner has been registered with the CFTC as a commodity pool operator since August 6, 2003, and has been a member of the NFA in such capacity since that date. The managing owner's main business office is located at 1660 Lincoln Street, Suite 100, Denver, Colorado 80264, telephone (303) 837-0600. The books and records of the trust are kept at the principal offices of the managing owner. The managing owner is ultimately responsible for the selection, retention and termination of the trading advisors on behalf of each series. The Bornhoft Group Corporation provides recommendations to the managing owner regarding the selection, retention and termination of trading advisors. The managing owner and The Bornhoft Group have a number of principals in common. *See "The Managing Owner."* The Bornhoft Group has been registered with the CFTC as a commodity pool operator and commodity trading advisor since January 26, 1987, and has been a member of the NFA since November 27, 1985. For more information regarding the managing owner, see the section entitled *"The Managing Owner."*

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Regulatory Risks

Regulation of the Commodity Interest Markets is Extensive and Constantly Changing; Future Regulatory Developments are Impossible to Predict, but May Significantly and Adversely Affect the Trust.

The futures, options on futures and security futures markets are subject to comprehensive statutes, regulations and margin requirements. In addition, tax law revisions could have a materially adverse effect on the trust. With respect to traditional futures exchanges, the CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. The regulation of commodity interest transactions in the United States is a rapidly changing area of law and is subject to ongoing modification by governmental and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the currency markets and the need to regulate the derivatives markets in general. The effect of any future regulatory change is impossible to predict, but could be substantial and adverse.

The Trading Companies Are Subject to Speculative Position Limits.

The CFTC and U.S. futures exchanges have established speculative position limits (referred to as position limits) on the maximum position in certain futures interests contracts that may be held or controlled by any one person or group. Therefore, a trading advisor may have to reduce the size of its position in one or more futures contracts in order to avoid exceeding such position limits, which could adversely affect the profitability of a trading company. The CFTC or the futures exchange may amend or adjust these position limits or the interpretation of how such limits are applied, which could adversely affect the profitability of a trading company.

CFTC Registrations Could Be Terminated, Which Could Adversely Affect the Trust or a Series.

If the Commodity Exchange Act registrations or NFA memberships of the managing owner or the registered trading advisors were no longer effective, these entities would not be able to act for the trust, which could adversely affect the trust or such series.

The foregoing risk factors are not a complete explanation of all the risks involved in purchasing interests in a fund that invests in the highly speculative, highly leveraged trading of futures, forwards and options.

You should read this entire prospectus before determining to subscribe for units.

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apply in the case of mixed straddles (generally, offsetting positions where some, but not all, of the positions are marked–to–market). These special rules could have the effect of limiting the amount of gain treated as long–term capital gain. Under current law, short–term gains are generally subject to tax at a rate of 35%, while long–term gains are generally subject to tax at a rate of 15%.

The IRS Could Challenge Allocations of Recognized Gains to Limited Partners Who Redeem.

The trust agreement provides that recognized gains may be specially allocated for tax purposes to redeeming limited owners. If the IRS were to successfully challenge such allocations, each remaining limited owner's share of recognized gains would be increased.

The IRS Could Take the Position that Deductions for Certain Trust Expenses Are Subject To Various Limitations.

Non–corporate taxpayers are subject to certain limitations for deductions for "investment advisory expenses" for federal income tax and alternative minimum tax purposes. The IRS could argue that certain expenses of the trust are investment advisory expenses.

Prospective investors should discuss with their tax advisers the tax consequences of an investment in any series of the trust.

The Investment of Benefit Plan Investors May Be Limited or Prohibited if Any or All of the Series (or Class of any Series) Are Deemed to Hold Plan Assets or if the Trading Advisors Have Preexisting Fiduciary Relationships with Certain Investing Benefit Plan Investors.

Special considerations apply to investments in the trust by individual retirement accounts, pension, profit–sharing, stock bonus, Keogh, welfare benefit and other employee benefit plans whether or not subject to ERISA or Section 4975 of the Code, each a Plan, a Plan that is subject to Part 4 of Subtitle B of Title I of ERISA or Section 4975 of the Code, or an ERISA Plan, and any entity whose underlying assets include plan assets by reason of an ERISA Plan's investment in such entity, or such entities together with ERISA Plans, Benefit Plan Investors. While the assets of any series (and class of any series) are intended not to constitute plan assets with respect to any Benefit Plan Investors, the United States Department of Labor, or the DOL, or a court could disagree. If the DOL were to find that the assets of some or all of the series (or class of any series) are plan assets, the managing owner and the trading advisors to such series (or class) would be fiduciaries, and certain transactions in the trust could be prohibited. For example, if the trust were deemed to hold plan assets, the trading advisors may have to refrain from directing certain transactions that are currently contemplated. Furthermore, whether or not the trust is deemed to hold plan assets, if a Benefit Plan Investor has certain pre–existing relationships with the managing owner, one or more trading advisors, the selling agents or a clearing broker, investment in a series may be limited or prohibited. In the event that, for any reason, the assets of any series (or class of any series) might be deemed to be "plan assets", and if any transactions would or might constitute prohibited transactions under ERISA or the Code and an exemption for such transaction or transactions cannot be obtained from the DOL (or the managing owner determines not to seek such exemption), the managing owner reserves the right, upon notice to, but without the consent of any limited owner, to mandatorily redeem units held by any limited owner that is a Benefit Plan Investor. *See "Who May Subscribe—ERISA Considerations."*

Foreign Investors May Face Exchange Rate Risk and Local Tax Consequences.

Foreign investors should note that the units are denominated in U.S. dollars and that changes in the rates of exchange between currencies may cause the value of their investment to decrease.

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Taxation and ERISA Risks

You are strongly urged to consult your own tax advisor and counsel about the possible tax consequences to you of an investment in the trust. Tax consequences may differ for different investors, and you could be affected by changes in the tax laws.

You May Have Tax Liability Attributable to Your Investment in a Series Even if You Have Received No Distributions and Redeemed No Units, and Even if the Series Generated an Economic Loss.

If a series has profit for a taxable year, the profit will be includible in your taxable income, whether or not cash or other property is actually distributed to you by the series. The managing owner does not intend to make any distributions from any series. Accordingly, it is anticipated that federal income taxes on your allocable share of a series' profits will exceed the amount of distributions to you, if any, for a taxable year. As such, you must be prepared to satisfy any tax liability from redemptions of units or other sources. In addition, a series may have capital losses from trading activities that cannot be deducted against the series' interest income, so that you may have to pay taxes on interest income even if the series generates a net economic loss.

You May Be Taxed on Gains that the Trust Never Realizes.

Because a substantial portion of the trust's open positions are "marked-to-market" at the end of each year, some of your tax liability for each year may be based on unrealized gains that the trust may never actually realize.

Partnership Treatment is not Assured, and if the Trust Is Not Treated as a Partnership, You Could Suffer Adverse Tax Consequences.

The managing owner has obtained an opinion of counsel to the effect that the trust or each series will be treated as a partnership for federal income tax purposes and, assuming that at least 90% of the gross income of each series the trust has always constituted and will continue to constitute "qualifying income" within the meaning of Section 7704(d) of the Code, neither the trust nor any series will be a publicly traded partnership treated as a corporation. The managing owner believes that it is likely, but not certain, that the series will meet this income test. The trust has not requested, and does not intend to request, a ruling from the Internal Revenue Service, or the IRS, concerning its tax treatment or the tax treatment of any series. An opinion of counsel is not binding on the IRS or the courts and is subject to any changes in applicable tax laws.

If the trust were to be treated as a corporation for federal income tax purposes, the net income of the trust would be taxed at corporate income tax rates, thereby substantially reducing its distributable cash; you would not be allowed to deduct losses of the trust; and distributions to you, other than liquidating distributions, would constitute dividends to the extent of the current or accumulated earnings and profits of the trust and would be taxable as such. *See "U.S. Federal Income Tax Consequences."*

There is the Possibility of a Tax Audit Which Could Result in Additional Taxes to You.

The trust's tax returns may be audited by a taxing authority, and such an audit could result in adjustments to the trust's returns. If an audit results in an adjustment, you may be compelled to file amended returns and to pay additional taxes plus interest and penalties.

You Will Likely Recognize Short-Term Capital Gain.

Profits on futures contracts traded in regulated U.S. and some foreign exchanges, foreign currency contracts traded in the interbank market, and U.S. and some foreign exchange-traded options on commodities are generally taxed as short-term capital gain to the extent of 40% of gains with respect to section 1256 contracts. Special rules

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anticipated allocation. The managing owner's allocation of assets of any such series may adversely affect the profitability of the trading of such series. For example, a trading advisor for a series may experience a high rate of return but may be managing only a small percentage of the net assets of such series. In this case, the trading advisor's performance could have a minimal effect on the net asset value of the series.

Each Trading Advisor Advises Other Clients and May Achieve More Favorable Results for its Other Accounts.

Each of the trading advisors currently manages other trading accounts, and each will remain free to manage additional accounts, including its own accounts, in the future. A trading advisor may vary the trading strategies it employs from those used for its other managed accounts, or its other managed accounts may impose a different cost structure than that of the series for which it trades. Consequently, the results any trading advisor achieves for the series for which it trades may not be similar to those achieved for other accounts managed by the trading advisor or its affiliates at the same time. Moreover, it is possible that those other accounts managed by the trading advisor or its affiliates may compete with the series for which it trades for the same or similar positions in the commodity interest markets and that those other accounts may make trades at better prices than the series for which it trades.

A trading advisor may also have a financial incentive to favor other accounts because the compensation received from those other accounts exceeds, or may in the future exceed, the compensation that it receives from managing the account of the series for which it trades. Because records with respect to other accounts are not accessible to investors in the units, investors will not be able to determine if any trading advisor is favoring other accounts.

The Managing Owner Places Significant Reliance on the Trading Advisors and Their Key Personnel; the Loss of Such Personnel Could Adversely Affect a Series.

The managing owner relies on the trading advisors to achieve trading gains for each series, entrusting each of them with the responsibility for, and discretion over, the investment of their allocated portions of the trust's assets. The trading advisors, in turn, are dependent on the services of a limited number of persons to develop and refine their trading approaches and strategies and execute the trading transactions. The loss of the services of any trading advisor's principals or key employees, or the failure of those principals or key employees to function effectively as a team, may have an adverse effect on that trading advisor's ability to manage its trading activities successfully, or may cause the trading advisor to cease operations entirely. This, in turn, could negatively impact one or more series' performance. Each of the trading advisors is wholly (or majority-) owned and controlled, directly or indirectly, by single individuals who have major roles in developing, refining and implementing the trading advisor's trading strategies and operating its business. The death, incapacity or other prolonged unavailability of such individuals likely would greatly hinder these trading advisors' operation, and could result in their ceasing operations entirely, which could adversely affect the value of your investment.

The Success of Each Series Depends on the Ability of the Personnel of its Trading Advisors to Accurately Implement Their Trading Systems, and Any Failure to Do So Could Subject a Series to Losses.

The trading advisors' computerized trading systems rely on the trading advisors' personnel to accurately process the systems' outputs and execute the transactions called for by the systems. In addition, each trading advisor relies on its staff to properly operate and maintain its computer and communications systems upon which the trading systems rely. Execution and operation of each trading advisor's systems is therefore subject to human errors. Any failure, inaccuracy or delay in implementing any of the trading advisors' systems and executing transactions could impair its ability to identify profit opportunities and benefit from them. It could also result in decisions to undertake transactions based on inaccurate or incomplete information. This could cause substantial losses.

Stop-loss Orders May Not Prevent Large Losses.

Certain of the trading advisors may use stop-loss orders. Such stop-loss orders may not effectively prevent substantial losses, and depending on market factors at the time, may not be able to be executed at such stop-loss levels. No risk control technique can assure that large losses will be avoided.

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Even if a trading advisor's risk management approaches are fully effective, it cannot anticipate all risks that it may face. If one or more of the trading advisors fails to identify and adequately monitor and manage all of the risks associated with its trading activities, the series for which it trades may suffer losses.

Increases in Assets Under Management of any of the Trading Advisors Could Lead to Diminished Returns.

In general, none of the trading advisors intends to limit the amount of additional equity that it may manage, and each will continue to seek major new accounts. However, the rates of returns achieved by a trading advisor often diminish as the assets under its management increase. This can occur for many reasons, including the inability of the trading advisor to execute larger position sizes at desired prices and because of the need to adjust the trading advisor's trading program to avoid exceeding speculative position limits. These limits are established by the CFTC and the exchanges on the number of speculative futures and options contracts in a commodity that one trader may own or control. Furthermore, if the trading advisors for a series cannot manage any additional allocation from the trust, the managing owner may add additional trading advisors for the series who may have less experience or less favorable performance than the existing trading advisors.

Each Series Other than the Frontier Dynamic Series Relies on its Trading Advisors for Success, and if a Trading Advisor's Trading is Unsuccessful, the Series May Incur Losses.

The trading advisors for each series (other than the Frontier Dynamic Series, which invests in swaps and other derivatives) will make the commodity trading decisions for that series. Therefore, the success of each series depends on the judgment and ability of the trading advisors. A trading advisor's trading for any series may not prove successful under all or any market conditions. If a trading advisor's trading is unsuccessful, the applicable series may incur losses. Similarly, the success of the Frontier Dynamic Series (and, to a somewhat lesser extent, each other Frontier series that invests in swaps from time to time) largely depends on the judgment and ability of the commodity trading advisors whose trading programs are referenced by swaps in which such series invests.

There Are Disadvantages Associated with Terminating or Replacing Trading Advisors.

A trading advisor generally is required to recoup previous trading losses before it can earn performance–based compensation. However, the managing owner may elect to replace a trading advisor that has a "loss carryforward." In that case, the trust would lose the "free ride" of any potential recoupment of the prior losses of such trading advisor. In addition, the new trading advisor would earn performance–based compensation on the first dollars of investment profits.

It is also possible that (i) the advisory agreement with any trading advisor, once it expires, will not be renewed on the same terms as the current advisory agreement for that trading advisor, (ii) if assets of any series allocated to a particular trading advisor are reallocated to a new or different trading advisor, the new or different trading advisor will not manage the assets on terms as favorable to the series as those negotiated with the previous trading advisor, (iii) the addition of a new trading advisor and/or the removal of one of the current trading advisors may cause disruptions in trading as assets are reallocated or (iv) the services of a replacement trading advisor may not be available. There is severe competition for the services of qualified trading advisors, and the managing owner may not be able to retain replacement or additional trading advisors on acceptable terms. The effect of the replacement of or the reallocation of assets away from a trading advisor therefore, could be significant.

The Managing Owner's Allocation of the Trust's Assets Among Trading Advisors May Result in Less than Optimal Performance by the Trust.

The managing owner may reallocate assets among the trading advisors in a series upon termination of a trading advisor or retention of a new trading advisor, or at the commencement of any month. Consequently, the net assets for such series may be allocated among the trading advisors in a different manner than the currently

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There Are Disadvantages to Making Trading Decisions Based on Technical Analysis.

Many of the trading advisors may base their trading decisions on trading strategies that use mathematical analyses of technical factors relating to past market performance rather than fundamental analysis. The buy and sell signals generated by a technical, trend–following trading strategy are derived from a study of actual daily, weekly and monthly price fluctuations, volume variations and changes in open interest in the markets. The profitability of any technical, trend–following trading strategy depends upon the occurrence in the future of significant, sustained price moves in some of the markets traded. A danger for trend–following traders is whip–saw markets, that is, markets in which a potential price trend may start to develop but reverses before an actual trend is realized. A pattern of false starts may generate repeated entry and exit signals in technical systems, resulting in unprofitable transactions. In the past, there have been prolonged periods without sustained price moves. Presumably these periods will continue to occur. Periods without sustained price moves may produce substantial losses for trend–following trading strategies. Further, any factor that may lessen the prospect of these types of moves in the future, such as increased governmental control of, or participation in, the relevant markets, may reduce the prospect that any trend– following trading strategy will be profitable in the future.

Discretionary Decision Making May Result in Missed Opportunities or Losses.

Because each of the trading advisors' strategies involves some discretionary aspects in addition to analysis of technical factors, certain trading advisors may occasionally use discretion in investing the assets of a series. For example, the trading advisors often use discretion in selecting contracts and markets to be followed. In exercising such discretion, such trading advisor may take positions opposite to those recommended by the trading advisor's trading system or signals. Discretionary decision making may also result in a trading advisor's failing to capitalize on certain price trends or making unprofitable trades in a situation where another trader relying solely on a systematic approach might not have done so. Furthermore, such use of discretion may not enable the series to avoid losses, and in fact, such use of discretion may cause the series to forego profits which it may have otherwise earned had such discretion not been used.

Increased Competition from Other Systematic Traders Could Reduce the Trading Advisors' Profitability.

There has been a dramatic increase in the amount of assets managed pursuant to trading systems like those that some of the trading advisors may employ. This means increased trading competition among a larger number of market participants for transactions at favorable prices, which could operate to the detriment of some or all series by preventing the trading advisors from effecting transactions at the desired prices. It may become more difficult for the trading advisors to implement their trading strategies if other commodity trading advisors using technical systems are attempting to initiate or liquidate commodity interest positions at the same time as the trading advisors. The more competition there is for the same positions, the more costly and harder they will be to acquire.

The Incentive Fees Could Be an Incentive to the Trading Advisors to Make Riskier Investments.

The managing owner pays each trading advisor incentive fees based on the trading profits earned by it for the applicable series, including unrealized appreciation on open positions. Accordingly, it is possible that the managing owner will pay an incentive fee on trading profits that do not become realized. Also, because the trading advisors are compensated based on the trading profits earned, each of the trading advisors has a financial incentive to make investments that are riskier than might be made if a series' assets were managed by a trading advisor that did not receive the same type of performance–based compensation.

The Risk Management Approaches of One or All of the Trading Advisors May Not Be Fully Effective, and a Series May Incur Losses.

The mechanisms employed by each trading advisor to monitor and manage the risks associated with its trading activities on behalf of the series for which it trades may not succeed in mitigating all identified risks.

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The Trading Advisors' Positions May Be Concentrated From Time to Time, Which May Render Each Series Susceptible to Larger Losses than if the Positions Were More Diversified.

One or more of the trading advisors may from time to time cause a series to hold a few, relatively large positions in relation to its assets. Consequently, a loss in any such position could result in a proportionately greater loss to such series than if the series' assets had been spread among a wider number of instruments.

Turnover in Each Series' Portfolio May Be High, Which Could Result in Higher Brokerage Commissions and Transaction Fees and Expenses.

Each trading advisor will make certain trading decisions on the basis of short–term market considerations. The portfolio turnover rate may be substantial at times, either due to such decisions or to market conditions, and this could result in one or more series incurring substantial brokerage commissions and other transaction fees and expenses.

Risks Relating to the Trading Advisors

Specific Risks Associated with a Multi–Advisor Commodity Pool.

Each series, except for the Frontier Dynamic Series, is a multi–advisor commodity pool. Each of the trading advisors makes trading decisions independently of the other trading advisors. Thus:

(a)   it is possible that the trust could hold opposite positions in the same or similar futures, forwards, and options, thereby offsetting any potential for profit from these positions.

(b)   because the trading advisors trading for each series will be acting independently, such series could buy and sell the same futures contract, thereby incurring additional expenses but with no net change in its holdings.

(c)   the trading advisors may compete, from time to time, for the same trades or other transactions, increasing the cost to such series of making trades or transactions or causing some of them to be foregone altogether.

(d)   even though the margin requirements resulting from each trading advisor's trading for any series ordinarily will be met from such trading advisor's allocated net assets of such series, a trading advisor for such series may incur losses of such magnitude that the series is unable to meet margin calls from the allocated net assets of trading advisor. If losses of such magnitude were to occur, the clearing brokers for the trading company or trading companies in which such series invests its assets may require liquidations and contributions from the allocated net assets of another trading advisor for such series.

(e)   the trading advisors' trading programs have some similarities which may mitigate the positive effect of having multiple trading advisors for each series. For example, in periods where one trading advisor experiences a draw–down, it is possible that these similarities will cause the other trading advisors to also experience a draw–down.

There Are Disadvantages to Making Trading Decisions Based on Fundamental Analysis.

Certain trading advisors will base their decisions on trading strategies which utilize in whole or in part fundamental analysis of underlying market forces. Fundamental analysis attempts to examine factors external to the trading market which affect the supply and demand for a particular commodity interest in order to predict future prices. Such analysis may not result in profitable trading because certain trading advisors may not have knowledge of all factors affecting supply and demand or may incorrectly interpret the information they do have. Furthermore, prices may often be affected by unrelated or unexpected factors and fundamental analysis may not enable the trading advisor to determine whether its previous decisions were incorrect in sufficient time to avoid substantial losses. In addition, fundamental analysis assumes that commodity markets are inefficient— *i.e.,* that commodity prices do not always reflect all available information—which some market analysts dispute.

Exchanges of Futures for Physicals May Adversely Affect Performance.

Certain trading advisors may engage in exchanges of futures for physicals for client accounts. An exchange of futures for physicals is a transaction permitted under the rules of many futures exchanges in which two parties holding futures positions may close out their positions without making an open, competitive trade on the exchange. Generally, the holder of a short futures position buys the physical commodity, while the holder of a long futures position sells the physical commodity. The prices at which such transactions are executed are negotiated between the parties. If a trading advisor engaging in exchanges of futures for physicals were prevented from such trading as a result of regulatory changes, the performance of client accounts of such trading advisor could be adversely affected.

Cash flow needs may cause positions to be closed which may cause substantial losses.

Certain trading advisors may trade options on futures. Futures contract gains and losses are marked–to–market daily for purposes of determining margin requirements. Option positions generally are not marked–to–market daily, although short option positions will require additional margin if the market moves against the position. Due to these differences in margin treatment between futures and options, there may be periods in which positions on both sides must be closed down prematurely due to short term cash flow needs. If this occurs during an adverse move in a spread or straddle relationship, then a substantial loss could occur.

Your Investment Could Be Illiquid.

A trading advisor may not always be able to liquidate its commodity interest positions at the desired time or price. It is difficult to execute a trade at a specific price when there is a relatively small volume of buy and sell orders in a market. A market disruption, such as a foreign government taking political actions that disrupt the market in its currency or in a major export, can also make it difficult to liquidate a position. Alternatively, limits imposed by futures exchanges or other regulatory organizations, such as speculative position limits and daily price fluctuation limits, may contribute to a lack of liquidity with respect to some commodity interests. There is no secondary market for the units and none is expected to develop.

The Trading Advisors' Trading is Subject to Execution Risks.

Although each series generally will purchase and sell actively traded contracts, orders may not be executed at or near the desired price, particularly in thinly traded markets, in markets that lack trading liquidity, or because of applicable "daily price fluctuation limits," "speculative position limits" or market disruptions. If market illiquidity or disruptions occur, major losses could result.

An Investment in Units May Not Diversify an Overall Portfolio.

Historically, managed futures have performed in a manner largely independent from the general equity and debt markets. If, however, a series does not perform in a non–correlated manner with respect to the general financial markets or does not perform successfully, you will obtain little or no diversification benefits by investing in the units. An investment in any series of the trust could increase, rather than reduce your overall portfolio losses during periods when the trust and the equity and debt markets decline in value. There is no way of predicting whether the trust will lose more or less than stocks and bonds in declining markets. You should therefore not consider the units to be a hedge against losses in your core stock and bond portfolios. Past performance is not indicative of future results.

Markets or Positions May Be Correlated and May Expose a Series to Significant Risk of Loss.

Different markets traded or individual positions held by a series of units may be highly correlated to one another at times. Accordingly, a significant change in one such market or position may affect other such markets or positions. The trading advisors cannot always predict correlation. Correlation may expose such series of units both to significant risk of loss and significant potential for profit.

29

rather than a clearing organization backed by a group of financial institutions. As a result, there will be greater counterparty credit risk in these transactions. The clearing member, clearing organization or other counterparty may not be able to meet its obligations, in which case the applicable series could suffer significant losses on these contracts.

The regulatory scheme that applies to OTC commodity interest contracts is subject to possible substantial revision both in the United States and in other jurisdictions. These revisions to the regulatory framework may include mandatory clearing and required trading of standardized OTC contracts on trading facilities and/or regulated exchanges. These changes may cause substantial dislocation and adjustment in trading mechanics and the risk/return characteristics of these instruments. The effect of any future regulatory change is impossible to predict, but could be substantial and adverse.

Foreign Markets Are Less Regulated than U.S. Markets and Are Subject to Exchange Rate, Market Practices, and Political Risks.

A substantial portion of the trading advisors' trades are expected to take place on markets or exchanges outside the United States. There is no limit to the amount of assets of any series that may be committed to trading on foreign markets. Foreign trading involves risks—including exchange rate exposure, possible governmental intervention, and lack of regulation—which U.S. trading does not. In addition, the trading advisors may not have the same access to certain positions on foreign exchanges as do local traders, and the historical market data on which the trust's trading advisors base their strategies may not be as reliable or accessible as it is in the United States. Certain foreign exchanges may also be in a more or less developmental stage so that prior price histories may not be indicative of current price dynamics. The rights of traders or investors in the event of insolvency or bankruptcy of a non–U.S. market or broker are also likely to be more limited than in the case of U.S. markets or brokers.

Additionally, trading on U.S. exchanges is subject to CFTC regulation and oversight, including for example, minimum capital requirements for commodity brokers, regulation of trading practices on the exchanges, prohibitions against trading ahead of customer orders, prohibitions against filling orders off exchanges, prescribed risk disclosure statements, testing and licensing of industry sales personnel and other industry professionals, and record keeping requirements. Trading on non–U.S. exchanges is not regulated by the CFTC or any other U.S. governmental agency or instrumentality, and may be subject to regulations that are different or less rigorously enforced than those to which U.S. exchange trading is subject.

Assets Held in Accounts at U.S. Banks May Not Be Fully Insured.

The assets of each trading company that are deposited with commodity brokers or their affiliates may be placed in deposit accounts at U.S. banks. The Federal Deposit Insurance Corporation (FDIC) currently insures deposit accounts up to $250,000 for each accountholder, and, if the funds in a single account can be traced back to individual beneficiaries, then each beneficiary is entitled to $250,000 in coverage. The amount of the coverage currently is expected to decrease to $100,000 as of January 1, 2013. The FDIC currently also has in place a program for unlimited deposit insurance coverage of certain non–interest bearing deposit accounts, if the U.S. bank holding such accounts has elected participate in the program. This program is scheduled to end on June 30, 2010. Uninsured depositors also may receive funds in the event of a receivership of the bank holding the deposit accounts, but uninsured depositors have a lower priority in respect of payment than insured depositors or certain other creditors, and frequently there are insufficient funds in a receivership estate to pay off uninsured depositors fully. If the FDIC were to become receiver of a U.S. bank holding deposit accounts that were established by a commodity broker or one of its affiliates, then it is uncertain whether the commodity broker, the affiliate involved, the trading company, the series involved, or the investor would be able to reclaim cash in the deposit accounts in the full amount.

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available to the trading advisors with respect to security futures products may adversely affect the respective trading company's performance. Security futures products are typically traded on electronic trading platforms and are subject to risks related to system access, varying response time, security and system or component failure. In addition, although the clearing brokers will be required to segregate the trading company's trades, positions, and funds from those of the clearing broker itself as required by CFTC regulations, the insurance provided to securities customers by the Securities Investor Protection Corporation, or the SIPC, will not be applicable to the trading company's security futures positions because SIPC protection does not apply to futures accounts.

The Trading Companies May Enter into Swaps and Similar Transactions which May Create Risks.

Swaps are not traded on exchanges and are not subject to the same type of government regulation as exchange markets. As a result, many of the protections afforded to participants on organized exchanges and in a regulated environment are not available in connection with these transactions.

There are no limitations on daily price movements in swaps. Speculative position limits are not applicable to swaps, although the counterparties to swaps may limit the size or duration of positions as a consequence of credit considerations. Participants in the swap markets are not required to make continuous markets in the swaps they trade. Participants could refuse to quote prices for swaps or quote prices with an unusually wide spread between the price at which they are prepared to buy and the price at which they are prepared to sell. In the case of any swap that references a fund or program managed by a trading advisor, certain or all of the risks disclosed in this prospectus in relation to the trading advisors also may apply, indirectly, in relation to the relevant series' investment in such swap.

The Trading on Behalf of Each Series Will Be Margined, Which Means that Sharp Declines in Prices Could Lead to Large Losses.

Because the amount of margin funds necessary to be deposited with a futures clearing broker to enter into a futures, forward contract or option position is typically about 2% to 10% of the total value of the contract, each trading advisor may take positions on behalf of a series with face values equal to several times such series' net asset value. These low margin requirements provide a large amount of leverage. As a result of margining, even a small movement in the price of a contract can cause major losses. Any purchase or sale of a futures or forward contract or option position may result in losses that substantially exceed the amount invested. If severe short-term price declines occur, such declines could force the liquidation of open positions with large losses. Margin is normally monitored through the margin-to-equity ratio employed by each trading advisor. Under normal circumstances, the trading advisors will vary between a 10% to 30% margin-to-equity ratio. In addition, OTC transactions present risks in addition to those associated with exchange-traded contracts, as discussed immediately below.

OTC Transactions Are Subject to Little, if Any, Regulation and May Be Subject to the Risk of Counterparty Default.

A portion of each series' assets may be used to trade OTC commodity interest contracts, such as forward contracts, option contracts in foreign currencies and other commodities, or swaps or spot contracts. OTC contracts are typically traded on a principal-to-principal basis through dealer markets that are dominated by major money center and investment banks and other institutions and are essentially unregulated by the CFTC. You therefore do not receive the protection of CFTC regulation or the statutory scheme of the Commodity Exchange Act in connection with this trading activity. The markets for OTC contracts rely upon the integrity of market participants in lieu of the additional regulation imposed by the CFTC on participants in the futures markets. The lack of regulation in these markets could expose a series in certain circumstances to significant losses in the event of trading abuses or financial failure by participants.

Each series also faces the risk of non-performance by the counterparties to the OTC contracts. Unlike in futures contracts, the counterparty to these contracts is generally a single bank or other financial institution,

27

not take account of these factors except as they may be reflected in the technical input data analyzed by the trading advisors. In addition, governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The effects of governmental intervention may be particularly significant at certain times in the financial instrument and currency markets, and this intervention may cause these markets to move rapidly.

Each series' performance will be volatile, and a series could lose all or substantially all of its assets. The multi-advisor feature of each series may reduce the return volatility relative of the performance of single-advisor investment funds.

Options Trading Can Be More Volatile and Expensive than Futures Trading.

Certain trading advisors may trade options on futures. Although successful options trading requires many of the same skills as successful futures trading, the risks involved are somewhat different. Successful options trading requires a trader to accurately assess near-term market volatility, because that volatility is immediately reflected in the price of outstanding options. Correct assessment of market volatility can therefore be of much greater significance in trading options than it is in many long-term futures strategies. If market volatility is incorrectly predicted, the use of options can be extremely expensive.

New Exchange-Traded Commodity Interest Contracts, Including Security Futures, are Characterized by a Higher Degree of Illiquidity and Volatility, Which May Subject Investors in those Contracts to Increased Losses.

Certain trading advisors may trade futures contracts that are relatively newly developed, including security futures contracts. Traditionally, only those commodity interest contracts approved by the CFTC may be traded on U.S. futures exchanges. Likewise, foreign regulatory authorities are typically required to authorize the trading of new commodity interest contracts on foreign exchanges. Periodically, the CFTC or other foreign regulatory authorities may designate additional contracts as approved contracts. If any of the trading advisors determine that it is appropriate to trade in a new contract, they may do so on behalf of the series for which they trade. Because these contracts will be new, the trading strategies of the trading advisors may not be applicable to, or advisable for, these contracts. The markets in new contracts, moreover, have been historically illiquid and highly volatile for some period of time after the contract begins trading. These contracts therefore present significant risk potential.

The above risks are particularly applicable to the markets for security futures contracts. Security futures contracts are a relatively new class of financial instruments that allow the trading of futures contracts on individual U.S. equity securities or on narrow-based stock indices, which are indices made up of a small group of stocks that allow an investor to take a position in a concentrated area of the equities market. Security futures contracts have only been trading in the United States since November 2002, and the markets for these contracts generally have been characterized by very limited volumes when compared to futures markets generally. As a result, a trading advisor that trades security futures contracts could at times find it difficult to buy or sell a security futures contract at a favorable price, which could result in losses to the applicable series.

Certain trading advisors may purchase and sell single stock futures contracts and other security futures products. A single stock future obligates the seller to deliver (and the purchaser to take delivery of) a specified equity security to settle the futures transaction. Other security futures products include "narrow-based" stock index futures contracts (in general, contracts based on the value of nine or fewer securities in a specific market or industry sector, such as energy, health care or banking) and futures contracts based on exchange-traded funds that are designed to track the value of broader stock market indices (such as the Dow Jones Industrial Average or the NASDAQ 100 Index). Single stock futures and other security futures products are relatively illiquid and trade on a limited number of exchanges. The margin required with respect to single stock futures (usually at least 20% of the face value of the contract) generally is higher than the margin required with respect to other types of futures contracts (in some cases as low as 2% of the face value of the contract). The resulting lower level of leverage

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including certain property specifically traceable to the trust, will be returned, transferred, or distributed to the broker's customers only to the extent of each customer's *pro rata* share of the assets held by such futures broker. The managing owner will attempt to limit the trust's deposits and transactions to well–capitalized institutions in an effort to mitigate such risks, but there can be no assurance that even a well–capitalized, major institution will not become bankrupt.

With respect to transactions a series enters into that are not traded on an exchange, there are no daily settlements of variations in value and there is no requirement to segregate funds held with respect to such accounts. Thus, the funds a series invests in such transactions may not have the same protections as funds used as margin or to guarantee exchange–traded futures and options contracts. If the counterparty becomes insolvent and a series has a claim for amounts deposited or profits earned on transactions with the counterparty, the series' claim may not receive a priority. Without a priority, the trust is a general creditor and its claim will be paid, along with the claims of other general creditors, from any monies still available after priority claims are paid. Even funds of the trust that the counterparty keeps separate from its own operating funds may not be safe from the claims of other general and priority creditors. There are no limitations on the amount of allocated assets a portfolio manager can trade on foreign exchanges or in forward contracts.

You May Not Be Able to Establish a Basis for Liability Against a Trading Advisor, a Clearing Broker or a Swap Counterparty.

Each trading advisor, clearing broker, and swap counterparty acts only as a trading advisor, clearing broker or swap counterparty, respectively, to the applicable series and/or trading company. These parties do not act as trading advisors, clearing brokers, or swap counterparties to you. Therefore, you have no contractual privity with the trading advisors, the clearing brokers, or any swap counterparty. Due to this lack of contractual privity, you may not be able to establish a basis for liability against a trading advisor, clearing broker, or swap counterparty.

The Managing Owner is Leanly Staffed and Relies Heavily on its Key Personnel to Manage the Trust's Trading Activities. The Loss of Such Personnel Could Adversely Affect the Trust.

In managing and directing the day–to–day activities and affairs of the trust, the managing owner relies heavily on its principals. The managing owner is leanly staffed, although there are back–up personnel for every key function. If any of the managing owner's key persons were to leave or be unable to carry out his or her present responsibilities, it may have an adverse effect on the management of the trust.

In addition, under the operating agreement of the managing owner, Richard E. Bornhoft's ability to serve as the Chief Investment Officer of the managing owner is dependent upon certain factors. If Mr. Bornhoft ceases to be the Chief Investment Officer of the managing owner, the trust could be adversely affected.

The Trust and the Managing Owner Have Been Represented by Unified Counsel, and Neither the Trust Nor the Managing Owner Will Retain Independent Counsel to Review of this Offering.

In connection with this offering, the trust and the managing owner have been represented by unified counsel, and the offering and this prospectus have only been reviewed by such unified counsel. To the extent that the trust, the managing owner or you could benefit from further independent review, such benefit will not be available unless you separately retain such independent counsel.

Risks Relating to Trading and the Markets

Futures Interests Trading is Speculative and Volatile.

The rapid fluctuations in the market prices of futures, forwards, and options make an investment in any of the series volatile. Volatility is caused by, among other things: changes in supply and demand relationships; weather; agriculture, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; and changes in interest rates. The trading advisors' technical trading methods may

25

Trading Company Allocations.

Each series may invest in a trading company to access a particular trading advisor. While the assets of certain trading companies are traded by only one trading advisor, the assets of certain other trading companies are traded by multiple trading advisors. If a particular trading advisor accessed through a trading company with multiple trading advisors were to incur losses in excess of the amounts allocated to such trading advisor, the remaining assets of the trading company might be available to offset such losses. As a result, such series invested in the trading company would bear losses in proportion to their allocation to the trading company.

In the future, the managing owner intends to convert certain trading companies into series limited liability companies. This means that, under the Delaware Limited Liability Company Act, the assets of one series are not available to pay the liabilities of another series or the trading company as a whole. This statute has not been tested in a court of law in the United States. In the event series liability is not enforceable, a segregated series could be obligated to pay the liabilities of another series or the trading company.

Each Series May Incur Higher Fees and Expenses Upon Renewing Existing or Entering into New Contractual Relationships.

The clearing agreements between the clearing brokers and the trading companies generally are terminable by the clearing brokers once the clearing broker has given the trading company the required notice. Upon termination of a clearing agreement, the managing owner may be required to renegotiate that agreement or make other arrangements for obtaining clearing. The services of the clearing brokers may not be available, or even if available, these services may not be available on the terms as favorable as those contained in the expired or terminated clearing agreements.

The Series May Be Obligated to Make Payments Under Guarantee Agreements.

Each of the Frontier Diversified Series and the Frontier Long/Short Commodity Series has guaranteed the obligations of one of the trading companies under its customer agreement with UBS Securities. In the event that one series is unable to meet its obligations to UBS Securities, the assets of the other series will be available to UBS Securities as part of the guarantee, but only to the extent of such series' pro rata allocation to the trading company. As such, even if you are not invested in the defaulting series, your investment could be impacted. The trust, or any series of the trust, may enter into similar guarantees in the future.

The Failure or Bankruptcy of One of its Futures Clearing Brokers, Banks or Other Custodians Could Result in a Substantial Loss of One or More Series' Assets.

The trust is subject to the risk of insolvency of an exchange, clearinghouse, commodity broker, and counterparties with whom the trading companies trade. Trust assets could be lost or impounded in such an insolvency during lengthy bankruptcy proceedings. Were a substantial portion of the trust's capital tied up in a bankruptcy, the managing owner might suspend or limit trading, perhaps causing a series to miss significant profit opportunities. The trust is subject to the risk of the inability or refusal to perform on the part of the counterparties with whom contracts are traded. In the event that the clearing brokers are unable to perform their obligations, the trust's assets are at risk and investors may only recover a *pro rata* share of their investment, or nothing at all.

Exchange–traded futures and futures–styled option contracts are marked to market on a daily basis, with variations in value credited or charged to the trust's account on a daily basis. The clearing brokers, as futures commission merchants for the trust's exchange–traded contracts, are required, pursuant to CFTC regulations, to segregate from their own assets, and for the sole benefit of its commodity customers, all funds held by such clients with respect to exchange–traded futures and futures–styled options contracts, including an amount equal to the net unrealized gain on all open futures and futures–styled options contracts. Bankruptcy law applicable to all U.S. futures brokers requires that, in the event of the bankruptcy of such a broker, all property held by the broker,

24

a trading advisor for a series in which you are invested, and such trading advisor may ultimately incur losses for the series. As a limited owner, you will have no ability to influence the hiring, retention or firing of such trading advisor. However, certain actions, such as termination or dissolution of a series, may only be taken upon the affirmative vote of limited owners holding units representing at least a majority (over 50%) of the net asset value of the series (excluding units owned by the managing owner and its affiliates). *See "Summary of Agreements—Trust Agreement."*

You Will Not Be Able to Review Any Series' Holdings on a Daily Basis, and You May Suffer Unanticipated Losses.

The trading advisors make trading decisions on behalf of the assets of each series, other than the Frontier Dynamic Series which invests in swaps and other derivatives. While the trading advisors receive daily trade confirmations from the clearing brokers of each transaction entered into on behalf of each series for which they manage the trading, each series' trading results are only reported to investors monthly in summary fashion. Accordingly, an investment in the units does not offer investors the same transparency that a personal trading account offers. As a result, you may suffer unanticipated losses.

You Will Not Be Aware of Changes to Trading Programs.

Because of the proprietary nature of each trading advisor's trading programs, you generally will not be advised if adjustments are made to a trading program in order to accommodate additional assets under management or for any other reason.

The Trust Could Terminate Before You Achieve Your Investment Objective, Causing Potential Loss of Your Investment or Upsetting Your Investment Portfolio.

Unforeseen circumstances, including substantial losses or withdrawal of the trust's managing owner, could cause the trust to terminate before its stated termination date of December 31, 2053. The trust's termination would cause the liquidation and potential loss of your investment and could upset the overall maturity and timing of your investment portfolio.

Each Series may be Charged Substantial Fees and Expenses Regardless of Profitability.

Each series is charged brokerage charges, over–the–counter (or OTC) dealer spreads and related transaction fees and expenses, and management fees in all cases regardless of whether any series' activities are profitable. In addition, the managing owner charges each series an incentive fee based on a percentage of the trading profits generated by each trading advisor for such series, and the managing owner pays all or a portion of such incentive fees to the appropriate trading advisors. As a result of the fact that incentive fees are calculated on a trading advisor by trading advisor basis and each series allocates assets to multiple trading advisors, it is possible that substantial incentive fees may be paid out of the net assets of a series during periods in which such series has no net trading profits or in which such series actually loses money. In addition, each series must earn trading profits and interest income sufficient to cover these fees and expenses in order for it to be profitable. *See "Fees and Expenses" and "Break–Even Analysis."*

Conflicts of Interest Exist in the Structure and Operation of the Trust.

A number of actual and potential conflicts of interest exist in the operation of the trust's business. The managing owner, the trading advisors, and their respective principals are all engaged in other investment activities, and are not required to devote substantially all of their time to the trust's business. *See "Actual and Potential Conflicts of Interest."*

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Exhibit B

Correspondence between the Registrant and the Commission
(Comment #7)



EQUINOX
Fund Management, LLC

1660 Lincoln Street
Suite 100
Denver, Colorado 80264
303.837.0600
Fax: 303.832.9354

August 22, 2006

VIA EDGAR

Mr. Josh Forgione
Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

> Re: The Frontier Fund (the "Trust")
>   Form 10-K for the year ended December 31, 2005
>   Filed March 15, 2006
>   File No. 000-51274

Dear Mr. Forgione:

      This letter is being sent to you to address the comments you raised in your letter dated August 10, 2006 (the "Comment Letter"), addressed to S. Brent Bales, the Chief Financial Officer of Equinox Fund Management, LLC, the managing owner of the Trust (the "Managing Owner"). In response to the comments set forth in the Comment Letter, please see our responses in the order such comments were made in the Comment Letter.

Form 10-K for the year ended December 31, 2005

Note 2. Significant Accounting Policies, pages F-12 - F-14

Basis of Presentation, page F-13

1.   *We note that you consolidate trading companies in which a series has a majority controlling interest. Based on your disclosure, it appears that as of December 31, 2005, Frontier Trading Company I is consolidated by the Balanced Series and Frontier Trading Company III is consolidated by the Currency Series. This appears to conflict with your disclosure in Note 3 which indicates that the Balanced Series and Currency Series accounted for investments in Frontier Trading Companies I and III, respectively, using the equity method. Please reconcile this apparent discrepancy. In addition, please clarify who owns the non-controlling interest in each of your Trading Companies.*



1660 Lincoln Street
Suite 100
Denver, Colorado 80264
303.837.0600
Fax: 303.832.9354

Response:

The disclosure in footnote 3 represents the minority equity investment of each respective series of the Trust (each, a "Series") in trading companies (each, a "Trading Company") at December 31, 2005 that are not consolidated into the respective Series, and the operating results from such minority investment. These are the balances reported as "Investments in unconsolidated trading companies" on the Statements of Financial Condition, and the "Equity in earnings from trading company" on the Condensed Statements of Operations.

The Balanced Series had invested $3,949,182 as of December 31, 2005 in Trading Companies that are not consolidated into the Balanced Series at that date, namely, Frontier Trading Company III, LLC ("Frontier Trading Company III") and Frontier Trading Company V, LLC ("Frontier Trading Company V"). The table in footnote 3 is unintentionally misstated by listing Frontier Trading Company I, LLC ("Frontier Trading Company I") under the Balanced Series, whereas the $3,949,182 was actually the aggregate investment by the Balanced Series in Frontier Trading Company III and Frontier Trading Company V. Upon review of Staff Accounting Bulletin Number 99, the Trust believes that the judgment of a reasonable person relying upon the report would not have been changed or influenced by the inclusion of this verbal misstatement or its correction. The Trust therefore believes this qualitative factor to be immaterial to the financial statements and that restatement is not necessary. Future comparable presentations will be corrected.

The Balanced Series is the owner of one hundred percent (100%) of the outstanding limited liability company interests of Frontier Trading Company I and therefore consolidated that Trading Company into the financial statements for the Balanced Series. Frontier Trading Company I does not belong in footnote 3 since it is consolidated within the Balanced Series and has no minority ownership.

Frontier Trading Company III was deconsolidated from the Balanced Series on December 22, 2005, as of which date the Currency Series owned a majority of the outstanding limited liability company interests of Frontier Trading Company III. Thus, prior operating results of Frontier Trading Company III were partially attributable to the Currency Series minority ownership in Frontier Trading Company III, but as of December 31, 2005, Currency Series reports no minority equity interest in the fair value of Frontier Trading Company III since it consolidates such interest.

2.   *Please clarify, if true, whether the equity method investment represents each Series ownership interest in the cash held at futures commodities merchants and open trade equity in the respective Trading Companies.*



EQUINOX
Fund Management, LLC
1660 Lincoln Street
Suite 100
Denver, Colorado 80264
303.837.0600
Fax: 303.832.9354

Response:

It is correct that the minority equity investment of each Series' ownership of a Trading Company (or Trading Companies) represents its share of the cash held at futures commission merchants and open trade equity in the respective Trading Companies. For example, the Beach Series holds a minority interest in Frontier Trading Company II, LLC ("Frontier Trading Company II"), which is consolidated into the Balanced Series. All of Frontier Trading Company II's cash held at futures commission merchants and open trade equity is therefore included in those respective lines of the Balanced Series, whereas none is included on those lines for the Beach Series (which has no ownership in any other Trading Company). The Beach Series' $626,070 investment in unconsolidated Trading Companies represents its portion of cash held at futures commission merchants and open trade equity by Frontier Trading Company II, and is therefore also part of the minority interests of the Balanced Series.

3. *We note that you have presented disaggregated financial statements for each Series in the Trust rather than consolidated financial statements of the Trust. Please tell us why you do not also present consolidated financial statements of the Trust and the accounting literature you rely on that supports your presentation.*

Response:

The Trust was formed as a Delaware statutory trust and issues separate Series of units of beneficial interest in the Trust ("Units") in segregated pools of assets of the Trust pursuant to the requirements of the Delaware Statutory Trust Act, as amended (the "Trust Act"). Accordingly, each Series of the Trust is separate and distinct, as disclosed in the prospectus filed as part of the Trust's registration statements on Form S-1. The Trust employs different commodity trading advisors (each, a "Trading Advisor") to manage the assets of each Series pursuant to varying trading strategies. Investors in the Trust may decide to invest in one or more Series based upon such differing trading strategies and the programs of the Trading Advisor or Trading Advisors employed by each Series. Investors are not able to invest in the Trust overall and may only invest in one or more Series. Consequently, the Series have different investors and capital.

The Trust has been formed in a manner such that the Trust, with respect to each Series, will be liable only for obligations attributable to such Series and investors will not be subject to the losses or liabilities of any Series in which they have not invested. Accordingly, the debts, liabilities, obligations, claims and expenses incurred, contracted for or otherwise existing solely with respect to a particular Series are enforceable against the assets of that Series only, and not against the assets of the Trust generally or the assets of any other Series. Furthermore, the assets of any particular Series include only those funds and other


Fund Management, LLC

1660 Lincoln Street
Suite 100
Denver, Colorado 80264
303.837.0600
Fax: 303.832.9354

assets that are paid to, held by or distributed to the Trust on account of and for the benefit of that Series, including, without limitation, funds delivered to the Trust for the purchase of Units in a Series. This limitation on liability is referred to as the "Inter-Series Limitation on Liability" and is expressly provided for under Section 3804(a) of the Trust Act, which provides that if certain conditions (as set forth in Section 3804(a) of the Trust Act) are met, then the debts of any particular Series will be enforceable only against the assets of such Series and not against the Trust generally.

Therefore, as the Series of the Trust are separate and distinct from each other, and as investors are only able to purchase Units in a particular Series, not in the Trust as a whole, an investor evaluating its investment in the Trust would need to consult the information for that particular Series, including the Series' financial statements. Similarly, a potential investor considering an investment in the Trust would need to consult the information (including financial statements) for the Series in which it is considering an investment. Aggregation of the financial statements of the Series into one set of financial statements for the Trust would not be meaningful to any of the investors, or prospective investors.

In light of the foregoing, we trust that no further response to the Comment Letter is required.

In connection with the above response to the Comment Letter, the Managing Owner and the Trust hereby acknowledge that:

- the Trust is responsible for the adequacy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

- the Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.



1660 Lincoln Street
Suite 100
Denver, Colorado 80264
303.837.0600
Fax 303.832.9354

September 28, 2006

VIA EDGAR

Mr. Josh Forgione
Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

> **Re: The Frontier Fund (the "Trust")**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 000-51274**

Dear Mr. Forgione:

This letter is being sent to you to address the comment you raised in your letter dated September 14, 2006 (the "Comment Letter"), addressed to S. Brent Bales, the Chief Financial Officer of Equinox Fund Management, LLC, the managing owner of the Trust (the "Managing Owner"). In response to the sole comment set forth in the Comment Letter, please see our response.

Form 10-K for the year ended December 31, 2005

1. *Please tell us why each of your Series should not be viewed as separate registrants. We note that each Series of the Trust are separate and distinct from each other. In this regard, each of your Series has different investors and the capital raised by each Series is invested separately. We also note that each Series is liable only for obligations related to such Series and investors are not subject to losses or liabilities of any Series in which they have not invested.*

<u>Response:</u>

Although the series (each, a "Series") of units of beneficial interest (the "Units") in the Trust are separate and distinct from each other, the Trust was formed as a single statutory trust pursuant to the Delaware Statutory Trust Act, as amended (the "Trust Act"). According to advice received from Delaware counsel, Section 3806(b)(2) of the Trust Act permits the governing instrument of a statutory trust to provide for designated series of beneficial interests with respect to specified property or obligations of the entity or profits and losses associated with specified property or obligations. Such Section also provides


EQUINOX
Fund Management, LLC

1660 Lincoln Street
Suite 100
Denver, Colorado 80264
303.837.0600
Fax: 303.832.9354

that such series of beneficial interests may, to the extent provided in the governing instrument of such statutory trust, have a separate business purpose or investment objective. In reliance upon such advice, the Trust has issued multiple Series of Units. However, the existence of such Series does not alter the fact that the Trust remains a single legal entity.

In addition, as a single legal entity, the Trust has been issued one Employer Identification Number by the Internal Revenue Service. Likewise, the Trust has been issued a single pool identification number by the National Futures Association.

The Trust has been structured to offer investors in a Series the ability to exchange their Units for Units in another Series subject to and in accordance with the terms and conditions set forth in the Trust's prospectus and the Trusts amended and restated declaration of trust and trust agreement. Because the Series are all registered under the Trust, information regarding each Series is contained within the Trust's single prospectus which covers all Series. Therefore, if an investor chooses to exchange its Units in one Series for Units in another Series, the Trust is assured that such investor has received all of the disclosure regarding the Series into which it is exchanging. Such exchanges would be less practicable if the Series were registered separately as opposed to as Series of the single-registrant Trust.

We note that the Trust first submitted an initial registration statement on Form S-1 on August 29, 2003 which covered five (5) separate Series of Units.[1] Before such registration statement was declared effective by the Securities and Exchange Commission on February 5, 2004, the Trust underwent a full, substantive review by the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Not once during the numerous rounds of comments was the decision to register the Series collectively under the Trust questioned, and when the Trust's registration statement was declared effective in February 2004, the Division of Corporation Finance deemed the Trust to be a single registrant.

Furthermore, we note that, while not registered as an investment company under the Investment Company Act of 1940, as amended, the Trust is designed to be analogous to a mutual fund. It is our understanding that it is common practice in the mutual fund industry to have a single registrant issue multiple mutual funds under the same registration statement, just as the Trust issues the multiple Series under its registration statement. For example, Wasatch Funds, Inc. (CIK Number 000080663) issues twelve (12) separate funds under a single registration statement, each of which has its own investment strategy and the assets of each of which is segregated from the assets of each other fund. Likewise, Phoenix Multi-Series Trust (CIK Number 0000884122) issues three (3) separate funds under a single registration statement.

---

[1] The remaining Series of Units were registered by the Trust pursuant to subsequent registration statements on Form S-1 declared effective on June 29, 2004, February 8, 2005 and May 9, 2006.



1660 Lincoln Street
Suite 100
Denver, Colorado 80264
303.837.0600
Fax 303.832.9354

Finally, in addition to the practice of the mutual fund industry, we note that various corporations routinely issue multiple series of tracking stocks, each of which tracks a certain division or branch of the corporation and the assets of which are segregated from the assets of other series of stock issued by such corporation.

In light of the foregoing, we trust that no further response to the Comment Letter is required.

In connection with the above response to the Comment Letter, the Managing Owner and the Trust hereby acknowledge that:

- the Trust is responsible for the adequacy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

- the Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

The Frontier Fund
(Registrant)

By:_____
S. Brent Bales
Chief Financial Officer of
Equinox Fund Management, LLC, the
Managing Owner of The Frontier Fund



EQUINOX
Fund Management, LLC

1660 Lincoln Street
Suite 100
Denver, Colorado 80264
303.837.0600
Fax: 303.832.9354

February 8, 2007

VIA EDGAR AND FACSIMILE

Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

      Re: **The Frontier Fund (the "Trust")**
             Registration Statement on Form S-1
             Filed January 26, 2007
             File No. 333-140240

Dear Ms. Garnett:

      This letter is being sent to you to address the comments you raised in your letter dated February 8, 2007 (the "Comment Letter"), addressed to Richard E. Bornhoft, the President and Chief Executive Officer of Equinox Fund Management, LLC, the managing owner of the Trust (the "Managing Owner"). In response to the sole comment set forth in the Comment Letter, please see our response, below.

      General

      1.   *Please amend the registration statement to identify each of the series offering units as a co-registrant. Please include any series offering units pursuant to the related registration statements identified on the cover page of this registration statement pursuant to Rule 429. In addition, please tell us how each series will comply with the registration and reporting obligations of Section 12(g) of the Exchange Act.*

<u>Response:</u>

On February 8, 2007, the Trust filed a pre-effective amendment (the "Pre-Effective Amendment") to the registration statement on Form S-1 (the "Registration Statement") via EDGAR. As discussed with Michael McTiernan, Staff Attorney, Division of Corporation Finance of the Securities and Exchange Commission (the "SEC"), the Pre-Effective Amendment identifies each of the series of the Trust (each, a "Series"), including any Series offering units of beneficial interest in the Trust ("Units") pursuant to the related registration statements identified on the cover page of the Registration Statement pursuant to Rule 429, as a co-registrant. In addition, the Pre-Effective Amendment includes a



EQUINOX
Fund Management, LLC

1660 Lincoln Street
Suite 100
Denver, Colorado 80264
303.837.0600
Fax: 303.832.9354

separate signature page for each co-registrant Series. The Pre-Effective Amendment has been simultaneously filed via EDGAR under the Trust's CIK code, as well as the CIK code for each co-registrant Series.

With respect to the registration and reporting obligations of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as discussed with Mr. McTiernan, the Trust plans to file all reports required to satisfy the registration and reporting obligations of Section 12(g) of the Exchange Act in a manner similar to the filing of the Pre-Effective Amendment. Specifically, the Trust plans to file consolidated reports covering the Trust and any co-registrant Series, listing the Trust and each co-registrant Series on the cover page and including separate signature pages and certifications for the Trust as a whole and each co-registrant Series. Such filings will be made via EDGAR under the Trust's CIK code, as well as the CIK code for each co-registrant Series.

Notwithstanding the foregoing, the Managing Owner reserves its right to contest the position adopted by the SEC and applied to the Trust that each Series should be a separate co-registrant. Neither this letter nor the filing of any documents which identify each Series as a co-registrant, including the Pre-Effective Amendment and any filings necessary to satisfy the registration and reporting obligations of Section 12(g) of the Exchange Act, should be construed as a waive of the Managing Owner's or the Trust's right to contest the SEC's position.

In light of the foregoing, we trust that no further response to the Comment Letter is required.

In connection with the above response to the Comment Letter, the Managing Owner and the Trust hereby acknowledge that:

- the Trust is responsible for the adequacy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

- the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.



EQUINOX
Fund Management, LLC

1660 Lincoln Street
Suite 100
Denver, Colorado 80264
303.837.0600
Fax: 303.832.9354

Sincerely,

The Frontier Fund
(Registrant)

By: _____
Richard E. Bornhoft
President and Chief Executive Officer of
Equinox Fund Management, LLC, the
Managing Owner of The Frontier Fund

cc: Michael McTiernan, Esq.
       Staff Attorney
       Division of Corporation Finance

 **EQUINOX**
Fund Management, LLC

1660 Lincoln Street
Suite 100
Denver, Colorado 80264
303.837.0600
Fax: 303.832.9354

Sincerely,

The Frontier Fund
(Registrant)

By: _____
S. Brent Bales
Chief Financial Officer of
Equinox Fund Management, LLC, the
Managing Owner of The Frontier Fund